FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is included in this report on Form 6-K:

Item
1.	English Translation of the Annual Report of TV Azteca, S.A. de C.V. for the year ended December 31, 2004, in the format required to be filed with the Mexican Stock Exchange and the Mexican Securities Commission (Comisión Nacional Bancaria y de Valores (CNBV)) pursuant to Mexican laws and regulations.

This Annual Report is a convenience translation into English of the Annual Report of TV Azteca, S.A. de C.V. for the year ended December 31, 2004, filed in Mexico in the format required to be filed with the Mexican Stock Exchange and the Mexican Securities Commission (Comisión Nacional Bancaria y de Valores (CNBV)) pursuant to Mexican laws and regulations.

TV Azteca, S.A. de C.V.

Periférico Sur 4121

Colonia Fuentes de Pedregal

14141 México, D.F.

Ticker Symbol BMV: TVAZTCA

Ticker Symbol NYSE: TZA1

Ticker Symbol LATIBEX: XTZA

Securities registered in the Mexican National Securities Registry

Characteristics	Name of Exchanges where securities are registered
Series “A” Shares, (“A Shares”)	Mexican Securities Exchange / New York Stock Exchange* / Latin American Securities Exchange (“LATIBEX”)

Series “D-A” Shares (“D-A Shares”)	Mexican Securities Exchange / New York Stock Exchange* / Latin American Securities Exchange (“LATIBEX”)

Series “D-L” Shares (“D-L Shares”)	Mexican Securities Exchange / New York Stock Exchange* / Latin American Securities Exchange (“LATIBEX”)

Ordinary Participation Certificates (“CPOs”): each one represents an A Share, a D-A Share and a D-L Share.	Mexican Securities Exchange / New York Stock Exchange* / Latin American Securities Exchange (“LATIBEX”)

American Depository Receipts: each one represents sixteen CPOs (“ADRs”).	New York Stock Exchange

The securities listed above are registered in the Securities Section of the Mexican National Securities Registry and are subject to quotation on the Mexican Securities Exchange

Registration in the Mexican National Securities Registry does not imply certification on the benefit of the security or the solvency of the issuer.

Annual Report is presented in accordance with the Mexican General Provisions applicable to Issuers of securities and to other market participants, for the year ending December 31, 2004.

[1]	(See “The Company – Recent Events – Agreements Approved by Shareholders at the Extraordinary Shareholders’ Meeting held on June 1, 2005 – Termination of ADR Program in USA”)
*	Not traded independently, but rather, through ADRs.

I. GENERAL INFORMATION

a) Glossary of Terms and Definitions

TV Azteca, S.A. de C.V. (“TV Azteca”) refers to a corporation established in accordance with the laws of the United Mexican States (“Mexico”) and its consolidated subsidiaries (unless otherwise specified). References to the following terms will have the meanings established below:

“Alternativas Cotsa”	Means Alternativas Cotsa S.A. de C.V., a corporation established in accordance with the laws of Mexico.

“American Tower” or “ATC”	Means American Tower Corporation.

“Azteca Holdings”	Means Azteca Holdings, S.A. de C.V., a corporation established in accordance with the laws of Mexico.

“AIC”	Means Azteca International Corporation, a corporation established in accordance with the laws of the State of Delaware of the United States of America.

“Banco Azteca”	Means Banco Azteca, S.A., Full-service Bank.

“Banco de México”	Means Banco Central de México.

“Banco Inbursa”	Means Banco Inbursa, S.A., Full-service Bank, Inbursa Financial Group.

“BMV”	Means Mexican Stock Exchange, S.A. de C.V.

“CNBV”	Means the National Banking and Securities Commission.

“Codisco”	Means Codisco Investments, LLC.

“Cosmofrecuencias”	Means Cosmofrecuencias, S.A. de C.V., a corporation established in accordance with the laws of Mexico, and its subsidiaries.

“CPOs”	Means Ordinary Participation Certificates issued by Nacional Financiera, S.N.C., which represent one Series “A” share, one Series “D-A” share and one Series “D-L” share, all Representative of TV Azteca Capital stock.

“General Provisions”	Means the Mexican General Provisions Applicable to Issuers of Securities and to other Securities Market Participants, published in the Official Gazette of Mexico on March 9, 2003.

“Elektra” or “Grupo Elektra”	Means Grupo Elektra, S.A. de C.V., its subsidiaries and affiliates, dedicated to the same line of business.

“EMISNET”	Means the electronic system of the BMV authorized by CNBV which, through a communications network, facilitates the dispatch of information by issuers and other participants in the securities market in accordance with the stipulations of the applicable Provisions and the Internal Regulations of the BMV, as well as the receipt, dissemination and transmission of this information to the general public, to the BMV and to the CNBV, when so required by the Internal Regulations of the BMV.

“Spin-off”	Means the spin-off of TV Azteca as Unefon Holdings approved by the shareholders at the extraordinary shareholders’ meeting of TV Azteca held on December 19, 2003.

“USA” or “United States”	Means the United States of America.

“Mexican Government”	Means any federal, state or municipal body of the executive, legislative or judicial branch, as applicable.

“Grupo de Desarrollo Inmobiliario	Means Grupo de Desarrollo Inmobiliario Salinas, S.A.

Salinas”	de C.V., (formerly Grupo Cotsa, S.A. de C.V.), a corporation established in accordance with the laws of Mexico, and its subsidiaries.

“Indeval”	Means S.D. Indeval, S.A. de C.V., Securities Deposit Institution.

“Iusacell”	Means Grupo Iusacell, S.A. de C.V., its subsidiaries and affiliates, dedicated to the same line of business.

“VAT”	Means Value Added Tax.

“LGSM”	Means the Mexican General Law on Corporations.

“LISR”	Means the Income Tax Law.

“LMV”	Means the Securities Market Law .

“MATC Digital”	Means MATC Digital, S. de R.L. de C.V.

“Mexico”	Means the United Mexican States.

“Nortel” or “Nortel Networks”	Means Nortel Networks, Ltd.

“Nortel Networks de México”	Means Nortel Networks de México, S.A. de C.V.

“Operadora Unefon”	Operadora Unefon, S.A. de C.V., a corporation established in accordance with the laws of Mexico.

“Over the Counter”	Consists of an informal market by means of which securities are directly exchanged among the holders at a fair market price.

“GAAP”	Means “Generally Accepted Accounting Principles.”

“Internal Regulations of the BMV”	Means the Internal Regulations of the Mexican Stock Exchange

“Annual Report”	Means this annual report.

“RNV”	Means the Mexican National Securities Registry.

“SCT”	Means the Ministry of Communication and Transportation.

“SEC”	Means the Securities and Exchange Commission of the United States of America.

“TV Azteca”	Means TV Azteca, S.A. de C.V.

“Televisa”	Means Televisa, S.A. de C.V.

“Todito”	Means Todito.com, S.A. de C.V., a corporation established in accordance with the laws of Mexico.

“Unefon Holdings”	Means Unefon Holdings, S.A. de C.V., a corporation established in accordance with the laws of Mexico and its subsidiaries (unless otherwise specified).

“Unefon”	Means Unefon, S.A. de C.V.

“Universidad CNCI”	Means Universidad CNCI, S.A. de C.V., a corporation established in accordance with the laws of Mexico (formerly Dataflux, S.A. de C.V.).

“US$” or “USD$”	Means dollars, the legal tender of the USA.

“$” or “Ps.$”	Means pesos, the legal tender of Mexico.

Unless otherwise indicated herein, all references to television ratings and audience share contained herein pertain to information obtained by IBOPE AGB México. IBOPE AGB México is one of the twelve Latin American branches of the Brazilian Institute of Statistics and Public Opinion (Instituto Brasileiro de Opinião Pública e Estatística), which was established in 1942. Unless otherwise indicated, the survey information provided in this Annual Report corresponds only to surveys from the 28 largest cities in Mexico, which cover approximately 47% of the population of Mexico. The 28-City survey from IBOPE AGB Mexico included approximately 11 million homes with television as of September 1, 2004, the most recent date of this survey.

References to “audience share” during a period contained in this document mean the number of televisions tuned in to a specific program as a percentage of the number of homes with television that are watching television during that period. References to “commercial audience share” during a period refer to the number of viewers classified by IBOPE AGB México as ABC, C and DA (based on total household income) who are watching one of the four national television networks of Mexico (the Azteca 7 and 13 networks, operated by TV Azteca, and Channels 2 and 5, operated by Televisa, S.A. de C.V. (“Televisa”)). References to a “rating” during a period refer to the number of televisions tuned in to a specific program as a percentage of the total number of all homes with television. References to “average audience share in midweek primetime” mean the average daily audience share, from Monday to Friday, from 7:00 p.m. to 12:00 a.m.

References to “US$,” “dollars,” “United States dollars” and “American dollars” mean the legal tender of the United States. All references to “Ps.$” or “pesos” mean the legal tender of Mexico.

The term “nominal” refers to historical amounts that have not been expressed in constant figures, as in the case of amounts in Mexican pesos, or that have not been adjusted to the current exchange rate, as in the case of amounts in United States dollars.

The term “EBITDA” means Income before Depreciation, Amortization, Interest and Taxes.

References to “United States GAAP” are the accounting principles generally accepted in the United States, and references to “Mexican GAAP” are the accounting principles generally accepted in Mexico.

Statements of Future Events

This Annual Report contains historical statements and statements of future events. All statements that do not establish historical events are, or can be considered to be, statements of future events. These statements of future events are not based on historical events, but rather, reflect the current expectations of TV Azteca pertaining to future earnings and events. These statements of future events can generally be identified through the use of statements that include words and phrases such as “feel,” “expect,” “foresee,” “intend,” “plan,” “predict,” “it is possible” or other similar words or phrases. Likewise, the statements that describe the objectives, plans and goals of TV Azteca are or may be statements of future events. These statements of future events involve known and unknown risks, uncertainties and other factors that may cause the actual earnings, performance or achievements of TV Azteca to be different from any future earnings, performance or achievements expressed or contained in these statements. Readers are advised to carefully review all the information, including the financial statements and the notes to the financial statements that are included or incorporated by reference in this Annual Report.

In addition to the risk factors described in the section titled “Risk Factors,” the following important factors may affect the future earnings, causing these earnings to significantly differ from the earnings expressed in the statements of future events of TV Azteca:

➢	TV Azteca’s ability to pay its debt;

➢	The result of pending legal controversies and proceedings that involve TV Azteca and its subsidiaries;

➢	Competitive factors that affect TV Azteca and its subsidiaries in Mexico and the United States;

➢	Cancellations of important advertising contracts of TV Azteca;

➢	Limitations of TV Azteca’s access to sources of financing in competitive terms;

➢	War or armed hostilities that involve or directly or indirectly affect Mexico or the United States;

➢	Terrorist attacks against the United States or its allies in the United States or elsewhere;

➢	Significant economic or political events in Mexico that have far-reaching effects in Mexico; and

➢	Changes in the Mexican regulatory environment.

These factors and the other risk factors described in this Annual Report are not necessarily all the significant factors that may cause the actual earnings to significantly differ from those expressed in any of the future statements of TV Azteca. Other unknown or unpredictable factors may also damage the future earnings of TV Azteca. The future statements included in this Annual Report are made only on the date of this Annual Report and TV Azteca cannot guarantee that future earnings or events will be achieved. TV Azteca is exempt from any obligation to update or revise any of these future statements, either as a result of new information, future events or otherwise.

TV Azteca keeps its books and records in pesos and prepares its consolidated financial statements in pesos, in accordance with the Mexican GAAP issued up to May 31, 2004, by the Mexican Institute of Public Accountants (“IMCP”), and the GAAP issued on June 1, 2004, by the Mexican Council for Research and Development of Financial Information Standards (“CINIF”). Bulletins B-10, “Recognition of the Effects of Inflation on Financial Information,” and B-12, “Statements of Changes in Financial Position,” issued by the IMCP, establish, respectively, the methodology for recognition of the effects of inflation and for the statement of changes in financial position to reflect the changes of the historical balance sheet restated on the date of the current balance sheet. These Bulletins are mandatory for all Mexican companies that report in accordance with Mexican GAAP. According to the Mexican GAAP, which differ in some important aspects from the United States GAAP, the financial information for all the periods contained in the financial statements included in this Annual Report (the “Consolidated Financial Statements”), unless otherwise indicated, has been restated in constant pesos from December 31, 2004, using the National Consumer Price Index (the “NCPI”) as its base.

This Annual Report contains conversions of some amounts in pesos to United States dollars at exchange rates specified solely for the convenience of the reader. These conversions should not be interpreted as statements that the amounts in pesos actually represent these amounts in United States dollars or that can be converted to United States dollars at the indicated exchange rate. Unless otherwise indicated, the amounts in United States dollars have been converted from pesos at an exchange rate of Ps.$11.2648 to US$1.00, the fixed exchange rate published the day prior to December 31, 2004, as reported by Banco de México. On May 31, 2005, this exchange rate was Ps.$10.9030 to US$1.00.

The market information and other statistical information used throughout this Annual Report, as can be seen, is based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some information is also based on the good-faith estimates of TV Azteca, which result from its review of internal surveys, as well as those from the independent sources listed above. Although TV Azteca believes that these sources are reliable, it has not independently verified the information and cannot guarantee its accuracy and adequacy.

b) Executive Summary

Following is a summary of the information contained in this Annual Report. This summary does not include the information that must be taken into account for making an investment decision regarding the securities issued by TV Azteca. It is recommended that investors carefully read all of this Annual Report, including the section titled “Risk Factors” before deciding if they will invest in the securities issued by TV Azteca. All the financial information is presented in constant pesos from December 31, 2004, unless otherwise indicated.

Our Company

TV Azteca is a corporation established in accordance with the laws of Mexico. The articles of incorporation of TV Azteca are dated June 2, 1993 and were registered in the Public Commercial Registry of the Federal District on July 13, 1993, under commercial record number 167,346. The duration of TV Azteca is 99 years from the date of the articles of incorporation. The main offices of TV Azteca are located at Av. Periférico Sur 4121, Col. Fuentes del Pedregal, México, D.F., C.P. 14141. The telephone number of TV Azteca at that location is (5255) 1720-1313. The internet address of TV Azteca is www.tvazteca.com.mx.

TV Azteca is one of the two leading producers of Spanish programming in the world and the second largest television network in Mexico based on audience and market share.

The Mexican Television Industry

The Mexican television industry got its start at the beginning of the 1950s when the Mexican government granted licenses for the operation of three very high frequency (“VHF”) television stations in Mexico City. Since then, the Mexican government has granted licenses for three ultra high frequency (“UHF”) stations and four additional VHF stations in Mexico City, including Channels 7 and 13 of TV Azteca, and numerous other licenses for the operation of stations in cities throughout Mexico.

TV Azteca’s Mexican Television Networks

TV Azteca currently owns and operates two national television networks in Mexico, Azteca 7 and Azteca 13. These networks are comprised of 316 television broadcasting sites located throughout Mexico that broadcast programming at least 23.5 hours a day, seven days a week. 272 broadcasting sites are repeater stations that primarily rebroadcast programming and advertisements received from the main stations in Mexico City. The other 44 stations of the network broadcast local programming and advertisements, in addition to the programming and advertisements provided by the main stations.

Programming

TV Azteca is one of the leading producers of Spanish-language programming in the world. TV Azteca believes that its capability to provide a diverse mixture of quality programming has been, and will continue to be, one of the main factors for maintaining and increasing its overall ratings and share of the Mexican television audience. TV Azteca focuses on producing and acquiring programming that attracts the different target audiences of its Azteca 7 and 13 networks. TV Azteca also believes that the development of separate identities for its networks has helped TV Azteca to capture an increasingly large share of the Mexican television audience, and it has offered its advertisers the opportunity to adapt their advertisements to specific demographic groups.

To maintain the high quality of its programming, TV Azteca assembles focus groups and performs surveys to evaluate the potential popularity of new programming ideas. TV Azteca also uses parts of its unsold advertising time to aggressively market both its internally-produced programming as well as its purchased programming, to create and maintain the interest of viewers.

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

SELECTED FINANCIAL INFORMATION

Following is a summary of the principal headings from the financial statements:

	For the year ending December 31 of:
	Millions of pesos with December 31, 2004 purchasing power, except per share values
	2000		2001		2002		2003		2004		Millions of dollars (1) 2004
Income Statement:
Net sales	Ps.	6,548	Ps.	6,696	Ps.	7,317	Ps.	7,659	Ps.	8,320	US$	739
Costs		2,931		2,701		2,746		3,002		3,473		308
Expenses		1,028		1,046		1,066		1,105		1,182		105
Total costs and expenses		3,959		3,748		3,812		4,108		4,655		413
Depreciation and amortization (2)		686		661		421		389		402		36
Operating income		1,903		2,288		3,084		3,163		3,263		290
Other expenses – Net		(411)		(267)		(651)		(438)		(698)		(62)
Overall cost of financing – net (3)		(728)		(362)		(1,207)		(880)		(822)		(73)
Income before the following provision		764		1,659		1,225		1,844		1,743		155
Provision for income taxes		22		(12)		(149)		(185)		(199)		(18)
Below-the-line entry (4)		(367)		—		—		—		—		—
Net income		419		1,647		1,076		1,659		1,544		137
Net (loss) profit of minority shareholders		(7)		(2)		—		1		—		—
Net profit of majority shareholders		425		1,649		1,077		1,658		1,544		137
Net income per share of majority shareholders		0.047		0.183		0.119		0.178		0.169		0.015
Weighted average of shares		8,967		9,025		9,057		9,125		9,006

Balance Sheet:
Property, machinery and equipment – Net	Ps.	2,928	Ps.	2,520	Ps.	2,440	Ps.	2,298	Ps.	2,145	US$	190
Television concessions – Net		4,227		4,094		4,092		4,051		4,159		369
Total assets		22,469		23,509		23,688		22,404		18,790		1,668
Total debt (5)		7,178		6,769		6,735		7,907		6,216		552
Advances from advertisers (6)		4,875		5,074		4,863		5,158		5,041		447
Advances from advertisers received from Unefon		2,530		2,470		2,370		2,183		2,012		179
Advances by Todito		997		782		552		336		58		5
Capital stock		2,974		2,994		2,997		1,426		1,030		91
Majority shareholders’ investment		4,790		6,310		7,200		4,838		3,931		349
Minority shareholders’ investment		14		9		10
Total shareholders’ investment		4,805		6,319		7,210		4,838		3,931		349
Other financial information:
Resources generated by (used in) activities:
Operation		2,140		1,780		975		1,596		2,093		186
Investment		(1,437)		(1,128)		(761)		2,077		(262)		(23)
Financing		(594)		(236)		(496)		(2,587)		(3,689)		(327)
Acquisition of property, machinery and equipment - net		221		193		263		181		184		16

NOTES

(1)	The amounts in United States dollars represent the amounts in pesos expressed at December 31, 2004, purchasing power, converted at an exchange rate of Ps.$11.2648 per United States dollar, the fixed exchange rate published the day before December 31, 2004, reported by Banco de México.
(2)	Effective January 1, 2002, TV Azteca changed the annual depreciation rate applied to its broadcasting towers from 16% to 5%, based on the remaining useful life of these assets. This resulted in a decrease in the depreciation expense of Ps.$46 million (US$4.1 million) for the financial year ending December 31, 2002. Also on January 1, 2002, TV Azteca adopted Bulletin C-8, “Intangible Assets,” issued by the IMCP. As a result of the adoption of Bulletin C-8, TV Azteca determined that its television concessions qualified as intangible assets of indefinite useful life. Therefore, TV Azteca no longer amortizes its television concessions.

(3)	Changes in the overall cost of financing reflect fluctuations in the peso-United States dollar exchange rate. The overall costs of financing decreased in the years in which the peso appreciated against the United States dollar and increased in the years in which the peso depreciated against the United States dollar, because the monetary liabilities of TV Azteca denominated in United States dollars exceed the monetary assets of TV Azteca denominated in United States dollars.
(4)	Below-the-line entries in 2000 include the effect of the National Broadcasting Company (“NBC”) Transaction Agreement, net income tax. In accordance with a change in the Mexican GAAP for the period after December 31, 1999, TV Azteca is not required to report as a below-the-line-entry the profit from income tax from the use of tax losses from previous years. Effective January 1, 2000, TV Azteca adopted the guidelines from the new D-4 Bulletin, “Accounting Treatment of Income Tax, Business Assets Tax and Employee Profit Sharing,” issued by the IMCP. According to this Bulletin, the amortization of tax losses from previous years is not considered as a below-the-line entry, but rather as a component of the reserve for income tax and an expense or profit from the deferred income tax. During the financial years ending December 31, 2002, 2003 and 2004, the profit from the amortization of tax losses amounted to Ps.$393 million, Ps.$1.507 billion and Ps. 179 million (US$ 15.9 million), respectively.
(5)	Represents the total liabilities of TV Azteca, excluding the following entries: interest payable, broadcasting rights payable, accounts payable and accumulated expenses, accounts payable to related parties, advertising advances, advertising advances from Unefon and advertising, programming and service advances from Todito.
(6)	Advertising advances are considered long-term liabilities.

Exchange	Rates

During the last quarter of 1997 and most of 1998, the exchange markets were volatile as a result of the financial crises in Asia and Russia and financial turbulence in countries such as Brazil and Venezuela. The peso depreciated during this period but was relatively stable in 1999 and 2000. During 2001 the peso grew stronger, but it began to deteriorate in the second quarter of 2002 until the second quarter of 2003. Since May of 2003, Banco de México has applied bidding up, to provide greater liquidity to the supply of American dollars in the Mexican market. Bidding up has allowed Banco de México to reduce the high capital flows received, arising from the high oil prices that generated an excess in international reserves. During 2003, the peso was devalued by approximately 8%. On December 31, 2004, the peso had depreciated less than 1%.

During the first quarter of 2004, the peso grew stronger due to the historically low levels reached in the country risk rate and the expectation that the economy may continue to expand, along with certain extraordinary flows arising from the purchases of BBVA Bancomer and Apasco by foreign companies. However, during the second quarter of this year, the peso lost ground against the American dollar, affected by the volatility of the financial markets as well as by devaluations of some Latin American currencies. The principal explanation for the depreciation observed was speculation in the exchange market in expectation of higher interest rates in the USA, in addition to the fear of less growth in the global economy generated by high oil prices.

The peso reached its lowest historic level of Ps$11.63 to US$1.00 in May of 2004, and it has recovered gradually because the fears of increases in interest rates in the United States did not materialize. The factors that helped to maintain the peso at Ps$11.15 to US$1.00 at the close of the year, and at Ps$10.80 to US$1.00 for a time, were the continuous purchase of pesos by foreign investors, thanks to the interest rate differentials, by a strict monetary policy established by Banco de México to control inflation, by a record level of remittances sent during the second half of 2004, and by high oil prices.

During the first months of 2005, the peso gained strength due to historically low levels in country risk and the expectation that the economy would continue to present solid foundations and experience a period of expansion. However, for the rest of 2005, volatility in the value of the peso vis-à-vis the American dollar is expected due to the start of the presidential campaigns at the end of the year. This may be partially offset by an increase in interest rates resulting from a stricter monetary policy.

It cannot be guaranteed that the Mexican government will maintain its current policies with regard to the peso, or that the peso will not depreciate or will significantly appreciate in the future.

The following table establishes, for the indicated periods, the high, low, average and period-ending interbank free market exchange rates. The exchange rates have not been restated in constant currency units.

	Exchange Rate
	Peso/United States Dollar
Financial year Ending December 31 of	High	Low	Average (1)	End of Period
1999	10.630	9.275	9.560	9.500
2000	10.078	9.181	9.445	9.650
2001	9.979	8.966	9.321	9.160
2002	10.395	9.050	9.757	10.395
2003	11.390	10.120	10.835	11.232
2004	11.689	10.808	11.301	11.151
2005 (up to May 31, 2005)	11.417	10.870	11.123	10.870

(1)	Represents the average exchange rates for each period indicated, based on the average of the interbank free market exchange rates on the last day of each month during the period, as reported by Banco de México.

c) Risk Factors

Certain risks associated with TV Azteca and investments in TV Azteca securities are established below. The risks and uncertainty described below are not the only risks met by TV Azteca and represent some of the risks that the administration of TV Azteca believes to be relevant. Some of the risks of investing in TV Azteca securities are general risks associated with executing transactions in Mexico, whereas other risks are specific to the operations of TV Azteca. The discussion presented further on herein with regard to the general risks associated with the execution of transactions in Mexico contains information about the Mexican government and the Mexican economy obtained from official publications of the Mexican government. TV Azteca has not independently verified this information. Any of the following risks, if they occur, may significantly and adversely affect the operations, financial position or operating profits of TV Azteca. If this should occur, the transaction price of TV Azteca securities may decrease and you may lose all or part of your investment.

Risks Related to the Operations of TV Azteca

TV Azteca is leveraged and the liabilities for leveraging it and paying its debt may adversely affect its operations.

On December 23, 2004, TV Azteca prepaid all of its US$300 million 10 1/2% Series B Guaranteed Senior Notes due February 15, 2007 (the “10 1/2% Notes”). The source funds for the prepayment include proceeds from an issuance in Mexico of Structured Securities Certificates, as well as the debt contracted with Banco Inbursa (See “Financial Information – Comments and Analysis by the Administration on the Operating profits and Financial Position of the Issuer – Financial Position, Liquidity and Capital Resources”). TV Azteca is a leveraged company, which means that it has a large amount of debt compared to its capital. TV Azteca may not generate sufficient cash to pay the principal, interest and other amounts owed under its new indebtedness, and there is no guarantee that market conditions will permit TV Azteca to refinance its new existing indebtedness at maturity. The leveraging of TV Azteca may have negative consequences, including:

•	requiring the use of a substantial part of its cash flow to pay its debt, reducing the cash flow available for other purposes, including capital investments, marketing efforts, plans for future growth and distributions payable to its shareholders;

•	limiting its ability to obtain additional financing or to refinance its existing debt;

•	placing TV Azteca at a possible disadvantage vis-à-vis less-leveraged competitors and competitors with greater access to capital resources;

•	increasing its vulnerability to less vitality in its operations or the Mexican economy in general; and

•	limiting its ability to continue with its policy of cash distributions to its shareholders.

Possible Conflicts of Interest.

Approximately 59.95% of the capital stock of TV Azteca is owned directly or indirectly by Ricardo B. Salinas Pliego and his family. Consequently, Mr. Salinas Pliego has the authority to elect the majority of the members of the board of directors of TV Azteca and to determine the result of actions that require the approval of the shareholders.

TV Azteca has carried out and will continue to carry out transactions with Grupo Elektra, Banco Azteca, Unefon, Iusacell, Todito, and other entities controlled by or in which Ricardo B. Salinas Pliego and the other controlling stockholders of TV Azteca have an interest. Although TV Azteca does business with related parties on the basis of free competition, it cannot be guaranteed that these transactions will not be affected by conflicts of interest between these parties and TV Azteca.

At the Extraordinary Shareholders’ Meeting held on November 24, 2004, it was agreed to ratify the general powers that were granted to Ricardo B. Salinas Pliego at the Ordinary Shareholders’ Meeting held on July 28, 1993, with the understanding that for the execution of material transactions with related parties, Ricardo B. Salinas Pliego will consult the Board of Directors of TV Azteca (See “The Company – Description of Business – Judicial, Administrative or Arbitration Proceedings”).

Television broadcasting in Mexico is highly competitive.

Television broadcasting in Mexico is highly competitive and the popularity of television programs, an important factor in advertising sales, is easily susceptible to changes. TV Azteca faces the competition of other television broadcasting companies. Televisa, the principal competitor of TV Azteca, generated the majority of the Mexican television advertising sales in each of the last four years (See “The Company – Description of Business – Principal Activity, Distribution Channels, Principal Assets and Market Information”). Televisa, which faced little competition in the open television market before TV Azteca’s acquisition of Channels 7 and 13 from the Mexican government in 1993, has more experience in the television industry and greater resources compared to TV Azteca. Televisa is one of the leading producers of Spanish-language television programming in the world and has more than 20 years of experience in producing soap operas. Televisa also has significant holdings in other media, including radio, music recording and internet, allowing Televisa to offer its customers attractive rates for packages that combine advertising in different media.

TV Azteca cannot guarantee that it will maintain or will improve its share in the Mexican television advertising market in the future, nor can it guarantee that its costs for obtaining programming and contracting production and creative personnel, or the prices at which TV Azteca sells advertising time, will not be adversely affected by the competition. In addition to competing with conventional open television stations, including some stations managed by the government, as well as those owned by or affiliated with Televisa, TV Azteca also competes for Mexican viewers with pay television providers. The cable, Multi-channel Multipoint Distribution System (“MMDS”) television distribution systems and direct-to-home (“DTH”) services represent a potential source of competition for advertising sales, audiences and program rights for TV Azteca. According to data from the Federal Telecommunications Commission (“COFETEL”) and the National Geographic and Computer Statistics Institute (“INEGI”), it is estimated that penetration of pay television as of December 31, 2004, was approximately 21% of all homes with television in Mexico.

In November of 1996, the United States and Mexico signed an agreement for transborder satellite television broadcasts. Under the agreement, the Mexican government allows United States satellite broadcasting companies to provide DTH satellite services to Mexican homes. TV Azteca cannot guarantee that the pay television services will not obtain a more significant share of Mexican viewers and of the television advertising market in the future.

In addition, TV Azteca competes for advertising income with other media, i.e., radio, entertainment guides, newspapers, magazines and internet.

The seasonal nature of TV Azteca’s operations affects TV Azteca’s income, and low income in a fourth quarter may have an impact on TV Azteca’s operating profits.

TV Azteca’s operations reflect the seasonal nature of advertising spending, which is common in the television industry. TV Azteca’s income from advertising sales, which is recognized when the advertising airs, is generally higher in the fourth quarter due to the high level of advertising during the Christmas season (See “Financial Information – Comments and Analysis by the Administration on the Operating profits and Financial Position of the Issuer”). Therefore, the operating profits of TV Azteca depend significantly on the income recognized in the fourth quarter, for which reason a low level of advertising income in the fourth quarter may affect the operating profits of TV Azteca for the year.

The income and profitability of TV Azteca are affected by important broadcasting events.

In the past, TV Azteca has generated significant advertising income from broadcasting infrequent, relevant, events of a recurrent nature (See “Financial Information – Comments and Analysis by the Administration on the Operating profits and Financial Position of the Issuer”). TV Azteca’s broadcast of the Olympic Games, the World Soccer Championship, the UEFA Champions League, the Mexican soccer team (world championship qualifying matches), the CART Series Championships, as well as the political campaign and elections and La Academia, significantly increased net income during the periods in which they were broadcast. The absence or cancellation of important broadcasting events in some years may negatively affect the financial position and the operating profits of TV Azteca. Similarly, the financial earnings of TV Azteca may be negatively affected in years in which an important broadcasting event is held that may generate a large television audience in Mexico and TV Azteca does not have the broadcasting rights for this event.

If TV Azteca loses one or more of its key advertisers, it may lose a significant amount of its income.

In 2004, the most important advertisers of TV Azteca were: Ponds de México, Procter & Gamble, Teléfonos de México, Cervecería Modelo, Cervecería Cuauhtémoc Moctezuma, The Coca-Cola Export Corp., General Motors de México, Bimbo, CPIF Venture Inc., Pegaso Pcs, Bayer de México, Cosbel, Nestlé México, Grupo Galaxy Mexicana, Nissan Mexicana, Frontier Trading Inc., Productora de Cosméticos, Kimberly Clark de México, Bestfoods, Volkswagen de México, Smithkline Beecham México, Kellogg de México, Danone de México, Grupo Warner Lambert, of which the five most important in conjunction with their subsidiaries represented 14% of TV Azteca’s net income. The termination of TV Azteca’s relationship with any of its principal advertisers may negatively affect its operating profits.

TV Azteca’s costs for producing and acquiring programming may increase.

The most significant variable operating costs of TV Azteca are related to its internally-produced programming and its acquired programming (See “The Company – Description of Business – Principal Activity, Distribution Channels, Principal Assets and Market Information”). The cost of internally-produced programming varies considerably depending on the type of programming and, in general, it is more expensive than purchased programming. In addition, the production of soap operas is more expensive compared to the production of other types of programs.

If TV Azteca does not effectively manage the costs of its internally-produced programming or of acquiring broadcasting rights for purchased programming, it is possible that its programming costs will increase at a higher rate than advertising income. If programming costs increase substantially, the operating profits of TV Azteca may be negatively affected.

From time to time, litigation matters involving TV Azteca have resulted, and may result in the future, in the expenditure of significant financial resources and and management attention to the resolution of such controversies.

TV Azteca is currently involved in certain disputes and legal proceedings (See “The Company – Description of Business – Judicial, Administrative or Arbitration Proceedings”). As TV Azteca vigorously defends itself in these disputes, it incurs significant legal expenses. In addition, these matters may from time to time divert the attention of TV Azteca’s management and staff from their customary responsibilities. Moreover, an adverse resolution of an existing legal proceeding involving TV Azteca could have a material adverse effect on TV Azteca’s operating results and financial condition.

Dependence on Key Officers

TV Azteca does not have its own employees. All personnel related to the administration and operation of the Concessions are provided by subsidiaries of TV Azteca. The development of TV Azteca depends in large part on the efforts and abilities of the key officers and employees of the subsidiaries of TV Azteca. Loss of the services provided by any of these officers may have a significant adverse effect on the operations of TV Azteca.

Likewise, the future success of TV Azteca also depends on TV Azteca’s continued ability to identify, train and retain qualified marketing and managerial personnel. The competition to obtain qualified personnel is intense and it may be that TV Azteca is not able to attract, integrate or retain this personnel.

TV Azteca may experience liquidity difficulties.

TV Azteca may experience liquidity difficulties as a result of a devaluation of the peso or other future economic crises. In addition, any significant decrease in TV Azteca’s advertising income or significant increase in its operating costs may cause TV Azteca to experience future liquidity difficulties. The same would occur with any significant increase in the cost in pesos of the debt service of TV Azteca denominated in United States dollars.

Possible consequences of the termination of the American Depository Receipts (ADR) program.

The termination of the ADR program approved by the shareholders of TV Azteca on June 1, 2005, may limit access to public debt markets in the USA and may result in a decrease in the price of TV Azteca securities (See “The Company – Recent Events – Agreements Approved by Shareholders at the Extraordinary Shareholders’ Meeting held on June 1, 2005 – Termination of ADR Program in USA”).

The operations of TV Azteca are regulated by the Mexican government, and its operations would be impaired if its broadcasting concessions were not renewed or were revoked.

To broadcast commercial television in Mexico, a broadcaster must have a license from the SCT. The SCT grants concessions that include one or more broadcasting licenses. These concessions may be revoked under very limited circumstances (See “The Company – Description of Business – Principal Activity, Distribution Channels, Principal Assets and Market

Information”). TV Azteca does not anticipate that any of its concessions will be revoked. The concessions of TV Azteca must be renewed when they expire. However, if the SCT does not renew one or more of the concessions of TV Azteca, TV Azteca will not be able to operate. All of its concessions expire on December 31, 2021, because they were renewed by the Mexican Government in accordance with the Agreement published in the Official Gazette of Mexico on July 2, 2004, via which technological standard A/53 of ATSC was adopted for transition to Land Digital Television, which shall be concluded on December 31, 2021.

For this transition, the SCT will grant each concessionaire an additional channel to broadcast digital transmissions simultaneously with analog transmissions, and at the end of the implementation, the concessionaries will return one channel to the Mexican Government. TV Azteca will have the right to 179 additional channels to broadcast the digital transmissions in question, which it will request from the SCT triennially until the conclusion of the installation of the principal and complementary stations, at the latest, on December 31, 2021.

TV Azteca feels, partly based on the government’s renewal of its concessions in 2004, that the government in general will continue to renew its television concessions when they expire provided that TV Azteca has operated them in compliance with the terms and conditions of the concessions and in accordance with governing law (See “The Company – Description of Business – Principal Activity, Distribution Channels, Principal Assets and Market Information”). However, TV Azteca cannot guarantee that this will occur in the future or that current Mexican law will not change. If TV Azteca cannot renew its concessions prior to their expiration, its operations would be very seriously impaired.

The payment and the amount of cash distributions to shareholders are subject to the loan agreement restrictions and to the determination of the majority shareholder of TV Azteca.

There are certain loan agreements executed by TV Azteca that have some conditions and restrictions that limit TV Azteca’s ability to pay dividends and other cash distributions to its shareholders.

Likewise, the payment and amount of cash distributions are subject to the recommendation of the Board of Directors of TV Azteca and to the approval of the holders of Series “A” Shares. Ricardo B. Salinas Pliego directly and indirectly controls, through Azteca Holdings, the majority of the Series “A” Shares. While he continues to control the majority of these shares, he will have the authority to determine whether cash distributions will be paid to the company’s shareholders and the amount of any such distribution.

The significant ownership of shares by the majority shareholder may have an adverse effect on the future market price of the CPOs.

Ricardo B. Salinas Pliego and his family control approximately 59.95% of the capital stock of TV Azteca. Decisions made by Mr. Salinas Pliego with regard to the sale of the CPOs that he owns, or the perception that these decisions may be made, may adversely affect the price of TV Azteca securities that are quoted on the Securities Exchanges. In addition, the payment of the debt of Azteca Holdings that is secured by CPOs may involve the sale of CPOs provided as security (See “Administration – Transactions with Related Parties and Conflict of Interest”).

Holders of ADRs and CPOs may experience a weakening as a result of the exercise of stock options with exercise prices substantially below the market price of the ADRs and CPOs.

On May 31, 2005, TV Azteca had outstanding stock options relating to approximately 126.42 million CPOs at exercise prices that varied between approximately US$1.14 to US$0.13 per CPO. There are currently no new CPOs reserved for issue under stock options. In addition to the options currently outstanding, in the past TV Azteca has issued options substantially below the prevailing market price of its CPOs at that time, and TV Azteca may do so in the future (See “Administration – Administrators and Shareholders”).

Risks Related to the Azteca Holdings Notes

Azteca Holdings may not have sufficient funds to make the payments of principal, interest and amortization on its debt.

Azteca Holdings, the majority shareholder of TV Azteca, will need to obtain sufficient funds to make the following payments: (i) payment of interest, amortization and principal on the Azteca Holdings 10 3/4% Senior Secured Amortizing Notes due 2008 (the “Azteca Holdings 10 3/4% Notes”); (ii) payments of interest and principal on the Azteca Holdings 12 1/4% Senior Amortizing Notes due 2008 (the “Azteca Holdings 12 1/4% Notes”) in conjunction with the Azteca Holdings 10 3/4% Notes, the “Azteca Holdings Notes”); (iii) payments of interest and principal on the 2005-1 and 2005-2 Secured Euronotes (the “Euronotes” in conjunction with the Azteca Holdings Notes, the “Promissory Notes of Azteca Holdings”); and (iv) the payments of interest and principal on the amortizable fiduciary certificates with maturity in 2009 (the “Fiduciary Certificates of Azteca Holdings”).

If Azteca Holdings is not successful in obtaining the necessary funds, the failure of Azteca Holdings to make all or any of these payments would result in nonperformance under each of the bond indentures and/or agreements that govern the Notes, the Euronotes and the Fiduciary Certificates of Azteca Holdings.

The following table establishes the total amount currently owed by Azteca Holdings under its Notes, including principal and interest, in the next four years:

Amortization Table of the Azteca Holdings Notes in Millions of United States Dollars

	Interest Rate	June 2005	December 2005	June 2006	December 2006	June 2007	December 2007	June 2008
Principal
AH ‘08	10 3/4	2.3	—	2.3	—	2.3	—	2.3
AH ‘08	12 1/4	24.1	—	24.1	—	24.1	—	24.1

	Interest Rate
Interest
AH ‘08	10 3/4	0.5	0.4	0.4	0.3	0.3	0.1	0.1
AH ‘08	12 1/4	5.9	4.4	4.4	2.9	2.9	1.5	1.5

Total (Principal and Interest)		32.8	4.8	31.2	3.2	29.6	1.6	28.0

The following table establishes the total amount currently owed by Azteca Holdings under the Euronotes, including principal and interest, which will be paid in 2006:

Payment Table for Euronotes of Azteca Holdings

in Millions of United States Dollars

	2005-1	2005-2
Euronote
Discount rate	9.50%	9.50%
Payment date	15-June-06	15-December-06
Principal	5.00	7.80
Interest	0.49	1.15
Total	5.49	8.95

The following table establishes the total amount currently owed by Azteca Holdings under the Fiduciary Certificates and its principal payments in coming years:

Amortization Table for Fiduciary Certificates of Azteca Holdings in

Millions of Pesos

	June 2007	December 2007	June 2008	December 2008	June 2009	December 2009	Total
Principal	88.3	88.3	88.3	88.3	88.3	88.3	530.0

Mexibor interest rate + 200 pbs

TV Azteca may not be able to finance a change of control offer.

A change of control may constitute nonperformance under the existing or future debts of TV Azteca or the existing or future debts of the subsidiaries of TV Azteca, which may result in these debts reaching maturity and their payments falling due and payable. The source of funds for any payment will be the cash available from TV Azteca or the cash generated from other sources. However, TV Azteca cannot guarantee that it will have sufficient funds to pay any indebtedness reaching maturity.

Risks Related to Azteca America

The limited history of operations of Azteca America as an American Spanish-language television network makes it difficult to evaluate its operations and financial position.

The operations of TV Azteca in the United States began recently and, to date, have not generated significant income. The growth of Azteca America, a new Spanish-language television broadcasting network in the United States, operated by AIC, depends on the attractiveness of the programming and the content of TV Azteca for American television audiences, and the ability of AIC to establish relationships with broadcasting stations or cable networks in the American markets that have a significant Spanish-speaking population. AIC’s ability to establish these relationships will be affected by different factors, including the desire of potential affiliates to broadcast the programming of TV Azteca and the programming of Azteca America, the availability of cable system channels to include the programming of TV Azteca and the programming of Azteca America, the ability of the affiliates of AIC to finance its operations and capital costs and the desire of AIC’s competitors to offer their programming under terms with which AIC cannot compete.

The television broadcasting industry in the United States is subject to restrictive governmental regulations, which may adversely affect the operations of AIC. Among other things, these regulations limit the percentage of shareholding in a United States broadcasting station to 25% when this station may be owned by a company controlled by foreigners, such as AIC.

In addition, Azteca America faces extensive competition in the Spanish-language television broadcasting market in the United States by Univisión Communications, Inc. (“Univisión”), which also controls the Telefutura chain and Telemundo Group, Inc. (“Telemundo”), which is owned by NBC. Each of these competitors has a large network of affiliates and greater financial resources than AIC, and, jointly, they currently have the majority of the United States audience share for Spanish-language television.

AIC is subject to risks related to its joint ventures with affiliate stations.

The future growth strategy of AIC focuses on executing affiliation agreements with existing open television broadcasting stations that can complement or expand its operations. The negotiation of affiliation agreements with additional stations, as well as the integration of new stations into Azteca America, may require the stations to incur significant costs and may result in the diversion of the time and resources of the administration. The failure to obtain the anticipated benefits from any station affiliation or to successfully integrate the operations of new affiliate stations may also adversely affect the operations and the operating profits of AIC.

If AIC cannot renew its station affiliation agreements upon termination or execute new station affiliation agreements, the income from the markets in which these stations provide their services may significantly decrease.

The different station affiliation agreements that AIC has executed expire or may expire after a defined period. If AIC cannot negotiate new terms to continue the affiliation with a station operator or to find a comparable affiliate in the designated market area in which that station provides its services, the income generated by Azteca America in that market may significantly decrease.

AIC’s inability to sell advertising time on its network will adversely affect its income and its operations.

AIC’s operations depend on its ability and the ability of its affiliate stations to sell advertising time. AIC’s ability to sell advertising time will largely depend on audience ratings and on the general level of television advertising demand in the USA. A decrease in the economic activity in the United States may reduce the general demand for advertising and, therefore, have an adverse effect on AIC’s ability to generate advertising income. A decrease in audience ratings (as a result of competition, lack of popular programming or changes in viewers’ preferences) would also have an adverse effect on AIC’s income, because its advertising income depends on audience ratings. In addition, significant audience ratings for a new television network can take more time to develop because there are multiple options to watch, both in the English language as well as in the Spanish language, with which Spanish-speaking individuals in the United States are familiar. Furthermore, even if the television network has achieved significant audience levels, it can take a long time for these levels to be reflected in its ratings when these are measured based on spontaneous-response surveys. Additionally, because AIC focuses on the Spanish-speaking audience, its audience level will depend on:

•	the desire of Spanish-speaking individuals in the United States to watch Spanish-language programming; and

•	the growth of the Spanish-speaking audience due to the constant migration and use of the Spanish language among Spanish-speaking individuals in the United States.

If any of these factors changes, Azteca America may lose part of its target audience, resulting in decreased ratings and a loss of advertising income.

AIC’s ability to sell advertising time will also depend on the level of television advertising demand. Historically, the advertising industry has been particularly sensitive to the general conditions of the economy. As a result, AIC believes that spending for advertising tends to decrease disproportionately during a recession or deceleration of economic activity compared to other types of commercial spending. Therefore, a recession or reduction in the growth rate of the United States economy may adversely and significantly affect the advertising income and the operating profits of Azteca America and, consequently, of AIC.

Because the Spanish-speaking population of the United States is highly concentrated geographically, a regional drop in economic conditions or another negative event in specific markets may have a significant adverse effect on the operations of Azteca America.

Approximately 36% of all Spanish-speaking individuals in the United States lives in the markets of Los Angeles, New York, Chicago and Miami-Fort Lauderdale, and the 10 principal Hispanic markets in the United States jointly include approximately 55% of the Spanish-speaking population in the United States over the age of 2. As a result, a significant drop in income from the operations of the stations in these television markets, either due to a regional economic decline, increased competition or something else, may have a significant adverse effect on the financial performance of Azteca America.

Risks Relating to the Execution of Transactions in Mexico

If the peso is devalued in the future vis-à-vis the United States dollar, it will be more difficult for TV Azteca to pay its debt.

When the value of the peso depreciates vis-à-vis the United States dollar, interest costs increase for the TV Azteca indebtedness denominated in dollars, and the cost of the other TV Azteca expenses denominated in dollars also increases. A significant part of the operating costs and expenses of TV Azteca is denominated in dollars. These costs include the payments that TV Azteca makes for broadcasting rights for purchased programming, for the lease of satellite transponders and for equipment purchases. On December 31, 2004, approximately 35% of TV Azteca’s debt was denominated in United States dollars. Because virtually all of TV Azteca’s income is denominated in pesos, the increased costs are not compensated by any increase relating to foreign currency in the income.

The value of the peso has been subject to significant fluctuations vis-à-vis the United States dollar in the past and may be subject to significant fluctuations in the future. For example, in 1994, the value of the peso decreased by 60.8% against the United States dollar. Between January 1, 1995 and December 31, 1996, the Mexican peso depreciated an additional 57.6% against the United States dollar. The significant devaluation of the peso had an effect on the financial performance of TV Azteca. Between December 31, 2002 and December 31, 2003, the Mexican peso depreciated 8.05% against the United States dollar. Between December 31, 2003 and December 31, 2004, the Mexican peso depreciated 1%, and between December 31, 2004 and May 31, 2005, the peso was adjusted by an additional 2.5% against the United States dollar. TV Azteca cannot guarantee that the value of the peso will not depreciate vis-à-vis the United States dollar in the future. Any future devaluation of the peso may adversely affect the assets, liquidity and operating profits of TV Azteca.

The financial performance of TV Azteca depends on the Mexican economy.

Decreases in the growth of the Mexican economy, high inflation rates and high interest rates in Mexico generally have an adverse effect on the operations of TV Azteca. The slower the growth of the Mexican economy, the slower the growth of advertising spending. If inflation in Mexico returns to high levels and the economic growth decelerates, the operating profits of TV Azteca, its financial position and the market price of its securities will be affected. Furthermore, high interest rates and economic instability may increase the cost of capitals of TV Azteca or make it difficult for TV Azteca to refinance its existing indebtedness.

Fluctuations in the United States economy or the global economy, in general, may adversely affect the Mexican economy and the operations of TV Azteca.

The Mexican economy is vulnerable to market depressions and to the economic decelerations in the United States and any part of the world. The recent deceleration in the growth of the United States economy, exacerbated by the terrorist attacks of September 11th, has had a negative effect on Mexican transactions and has limited access to capital for many Mexican companies. Additionally, TV Azteca cannot predict the implications that conflicts subsequent to the war against Iraq would have on the level of confidence of the Mexican consumer, and, consequently, on the general level of advertising spending in Mexico. Furthermore, as occurred in the past, financial problems or an increase in the perceived risks related to investment in emerging economies may limit foreign investment in Mexico and adversely affect the Mexican economy. For example, in October of 1997, the prices of Mexican debt securities and capital securities decreased substantially after a serious decline in the Asian securities markets, and in the second half of 1998, the prices of Mexican securities were negatively affected by the economic crises in Russia and Brazil. The recent economic crises in Argentina and Venezuela have caused instability in the Latin American financial markets and may have a negative impact on the price of Mexican debt and capital securities. Future economic problems in the United States or around the world may severely limit TV Azteca’s access to capital and may have an adverse effect on its operations.

The Mexican government has an important influence on the economy.

The Mexican government has had, and continues to have, an important influence on the Mexican economy. In the past, the economic plans of the Mexican government have often failed to fully achieve their objectives and TV Azteca cannot guarantee that the current and future economic plans of the Mexican government will achieve their established objectives. Similarly, TV Azteca cannot determine what effect these plans or their implementation will have on the Mexican economy or on the operations of TV Azteca. The future actions of the Mexican government may have a significant effect on Mexican companies, including TV Azteca, and on market conditions.

Fluctuations in interest rates and inflation may have an adverse effect on the operations of TV Azteca.

In Mexico, inflation has been high in recent years compared to more developed economies. Any negative fluctuation in interest rates may have an adverse effect on TV Azteca because the amount of interest owed may increase with regard to its current liabilities and indebtedness or other liabilities and indebtedness incurred in the future. The annual inflation was 5.7%, 4.0% and 5.2% for the financial years ending December 31, 2002, 2003 and 2004, respectively. Any significant increase in the inflation rate in Mexico may adversely affect the financial position and operating profits of TV Azteca, because inflation may adversely affect consumer buying power, which, consequently, affects the ability of TV Azteca’s advertisers to buy advertising time on its networks.

The political situation in Mexico may negatively affect the operating profits of TV Azteca.

Mexico has experienced political changes in recent years. This instability affects transactions and the investment climate in Mexico. As a Mexican company with the majority of all of its assets and operations in Mexico, the political environment in Mexico has a significant impact on the financial position and operating profits of TV Azteca.

If the Mexican government imposes exchange controls and restrictions, TV Azteca may not be able to pay its debt in United States dollars.

In the past, the Mexican economy has experienced a deficit in its balance of payments and a shortage in its reserves of foreign currency. Although the Mexican government does not currently restrict the ability of individuals or legal entities to convert pesos to United States dollars, it has done so in the past (most recently in 1982) and may do so again in the future. TV Azteca cannot guarantee that the Mexican government will not institute a restrictive exchange control policy in the future. This restrictive exchange control policy may prevent or restrict access to United States dollars and limit the ability of TV Azteca to pay cash distributions to its shareholders and to pay TV Azteca’s debt denominated in United States dollars. In addition, TV Azteca cannot predict what impact a restrictive exchange control policy would have on the Mexican economy in general.

The financial statements of TV Azteca do not provide you with the same information as the financial statements prepared in accordance with United States accounting principles, and TV Azteca publishes financial information in accordance with United States GAAP less frequently than American companies.

TV Azteca prepares its financial statements in accordance with Mexican GAAP. These principles differ in significant aspects from the United States GAAP. TV Azteca cannot guarantee that there will not be more differences in the future. Furthermore, TV Azteca generally only prepares information in accordance with United States GAAP annually. As a result, there may be less or different information available publicly about TV Azteca than there is about United States broadcasting companies.

Risks Related to the Communications Media Industry in Mexico

An increase in the popularity of alternative communications media to television broadcasting may have an adverse effect on the operations of TV Azteca.

TV Azteca believes that there may be growth in the popularity of communications media alternative to television broadcasting, such as radio, pay television systems (Cable, DTH), internet, magazines or newspapers.

Currently, approximately 71% of total advertising spending in Mexico is assigned to television broadcasting, a large proportion compared to other countries. TV Azteca believes that, if audiences have a growing interest in other communications media, as has been the case in other countries, television broadcasting operations in Mexico may be affected. TV Azteca believes that positioning itself as a competitive player in those markets may translate into substantial investments that may hinder its liquidity.

Mergers in different economic sectors may result in a more concentrated advertising market.

Many companies in Mexico are subject to a global tendency of mergers and acquisitions, which may result in fewer companies competing in the market, and, consequently, fewer companies advertising in television broadcasting.

In recent years, this tendency has been particularly significant in banking, insurance, pharmaceutical and telecommunications sectors in Mexico, which results in more concentrated industries.

Content production costs may increase when artistic talent emigrates to the United States.

In recent years, there has been a migration of talented screen personalities to the United States to produce programming for broadcasters focused on Spanish-speaking audiences in the United States. If this tendency increases, TV Azteca believes that this may result in a shortage of program artists and performers. A possible consequence of this may be higher compensation for these personalities, and, therefore, higher overall production costs, thus reducing TV Azteca’s profitability.

There is a risk that programming production for Spanish-speaking audiences in the United States will translate into reduced profit margins.

In previous quarters, TV Azteca has been producing some content for Azteca America and for the Los Angeles station KAZA-TV to improve the loyalty of target audiences and obtain greater income. If this objective is not achieved and the income does not come close to the expected income, TV Azteca believes that the cost increase will reduce the overall profitability.

Risks Related to Lawsuits

TV Azteca is currently being sued by the SEC.

The SEC’s lawsuit relating to the Unefon-Nortel-Codisco transactions (See “The Company – Description of Business – Judicial, Administrative or Arbitration Proceedings”), may continue to require a substantial amount of time and attention from the administration, may result in significant accounting and legal costs and may eventually reduce our net income or interfere with our ability to manage our operations. An unfavorable result may have an adverse effect on our operations, financial position, operating profits and cash flow.

Administrative Proceedings initiated by the CNBV.

The administrative proceedings initiated by the CNBV against TV Azteca and some of its directors with regard to the Unefon – Nortel – Codisco transactions (See “Description of TV Azteca – Description of Business – Judicial, Administrative or Arbitration Proceedings”), may continue to require time and attention from the administration, and may result in significant accounting and legal costs and may eventually reduce the net income of TV Azteca or interfere with TV Azteca’s ability to manage its operations. TV Azteca cannot predict the result of the administrative proceeding initiated by the CNBV; however, the inspection by the CNBV may have a significant adverse effect on the financial position and operating profits of TV Azteca.

TV Azteca has been named as a defendant in several lawsuits by shareholders (class action suits) and it may be named as a defendant in other lawsuits, which may require significant time and attention from the administration and result in significant legal costs.

In the first quarter of 2004, three separate lawsuits expected to be class action suits were filed with a federal court in the United States, claiming that TV Azteca and some of its officers and directors violated the provisions of the United States Securities Exchange Act of 1934. These lawsuits by shareholders have been consolidated into a single lawsuit by shareholders in the United States District Court for the District of New York. The cost of presenting a defense in this lawsuit may be high and may divert the attention of the administration and attention from the performance of our daily operations (See “The Company – Description of Business – Judicial, Administrative or Arbitration Proceedings”).

TV Azteca cannot predict the result of the lawsuits in which it is involved.

TV Azteca is currently involved in some legal controversies and proceedings (See “Description of TV Azteca – Description of Business – Judicial, Administrative or Arbitration Proceedings”). TV Azteca cannot predict the result of these legal controversies and proceedings and, therefore, cannot guarantee that if the result is negative, the operating profits and financial position of TV Azteca will not be adversely affected.

Risks Related to Securities Markets and ADRs and Share Ownership

Holders of ADRs and CPOs that are not Eligible Mexican Holders only have voting rights for Series D-L Shares, and these rights are very limited.

Holders of CPOs and ADRs that are not Eligible Mexican Holders do not have voting rights for A Shares or the underlying D-A Shares. “Eligible Mexican Holders” are Mexican individuals and Mexican companies whose articles of incorporation contain a foreigner exclusion clause. The voting rights for A Shares and D-A Shares held in the CPO Trust (See “The Company – Description of Business – Governing Law and Tax Position”) in representation of the CPO holders that are not Eligible Mexican Holders will be voted the same way as the respective majority of the A Shares and D-A Shares held by Eligible Mexican Holders and voted at the corresponding shareholders’ meeting.

The Foreign Investment Law and its Regulations require that TV Azteca register any foreign holder of CPOs or the depository for any ADRs that represent CPOs in the National Foreign Investment Registry. Any foreign owner of CPOs that has not been registered has no right to vote the underlying shares of CPOs that would otherwise have the right to vote or to receive the dividends pertaining to the underlying shares of CPOs. For this purpose we have registered the Depository for the ADRs and CPOs (and the A Shares, D-A Shares, D-L Shares (and after their conversion, the L Shares) thus represented, where appropriate). Notwithstanding the foregoing, it is important to emphasize that the ADR holders have extremely limited voting rights. For more information on the restrictions affecting foreign ADR holders, see “The Company – Description of Business – Governing Law and Tax Position.”

All holders of ADRs and CPOs, whether or not they are Eligible Mexican Holders, have the right to vote the D-L Shares and (after the conversion of the D-L Shares) the L Shares (See “The Company – Description of Business – Governing Law and Tax Position”). According to the bylaws of TV Azteca and Mexican law, the holders of D-A Shares and D-L Shares have the right to vote only under limited circumstances. Each holder of ten percent of the capital stock of TV Azteca with limited voting rights (D-A Shares and D-L Shares, and after the conversion, L Shares) has the right to elect one of the directors of TV Azteca (See “Administration – Administrators and Shareholders”). The holders of D-A Shares and D-L Shares have the right to vote on the following matters:

•	extension of the duration of TV Azteca after June of 2092

•	dissolution of TV Azteca before June of 2092

•	change of TV Azteca’s corporate purpose

•	change of TV Azteca’s nationality

•	conversion of TV Azteca from one type of company into another

•	merger with another company, and

•	cancellation of the registration of the Series “D-L” shares in the RNV and in the securities exchanges where these are listed

The holders of L Shares (into which the D-L Shares will be convertible after August 12, 2007, the tenth anniversary of their original issue), for the total amount of the ten percent of the capital stock of TV Azteca with limited voting rights, will have the right (whether the L Shares are held directly or through CPOs or ADRs and whether or not the holders are Eligible Mexican Holders) to elect one of the directors of TV Azteca. The holders of L Shares will also have the right (whether or not they are Eligible Mexican Holders) to vote only on the following matters:

•	conversion of TV Azteca from one type of company to another

•	any merger in which TV Azteca is not the surviving entity, and

•	cancellation of the registration of the L Shares or securities that represent them on the BMV or any foreign securities exchange and cancellation of the registration of these shares in the Mexican RNV.

Preference rights may not be available to ADR holders.

Under Mexican Law, when TV Azteca issues new shares for cash, TV Azteca must generally grant preference rights to its shareholders, giving them the right to purchase a sufficient number of shares to maintain their existing percentage of ownership. TV Azteca may not offer shares to American ADR holders according to the preference rights granted to the shareholders of TV Azteca with regard to any future issue of shares, unless:

•	it submits a request for registration in accordance with the United States Securities Act of 1933 (the “United States Securities Act”) and this is effective for these rights and shares; or

•	an exemption from the registration requirements of the United States Securities Act is available.

At the time of any issue of shares, TV Azteca attempts to evaluate the potential costs and responsibilities related to a request for registration to permit American ADR holders to exercise their preference rights, the indirect benefits of allowing American ADR holders to exercise preference rights and any other factors that TV Azteca believes to be appropriate at that time. TV Azteca will then decide if it will submit this request for registration. But TV Azteca cannot guarantee that a request for registration will be submitted. Furthermore, although the depository of the ADRs is allowed, if at that time it is legal and possible, to sell preference rights and to distribute the proceeds from the sale to the ADR holders that are entitled to the proceeds, the sale of preference rights is not legal in Mexico at this time. As a result, the American ADR holders will not be able to exercise their preference rights with regard to future issues of shares of TV Azteca. In this case, the interest of the ADR holders in the capital stock of TV Azteca would decrease in proportion to the size of the issue. Depending on the price at which the shares are offered, this issue could result in a weakening of the interest of the ADR holders.

The protections granted to minority shareholders in Mexico differ from those granted to minority shareholders in the United States.

Under Mexican law, the protections granted to minority shareholders and the fiduciary responsibility of executives and directors are, in some cases, less than or different from those granted in the United States or other jurisdictions, or these protections may simply not exist. Specifically, the Mexican legal system pertaining to the fiduciary duties of directors does not exist as in the United States. The criterion applied in the United States to guarantee the independence of directors (which has been more restrictive due to the publicized corporate scandals) is different than the criterion applicable under the corresponding Mexican laws and regulations. In addition, in Mexico there are no lawsuits by shareholders (class action suits) or derivative lawsuits by shareholders, and there are different procedural requirements for filing lawsuits by shareholders. As a result, in practice, it may be more difficult for our minority shareholders to assert their rights against us and our directors or majority shareholders than it would be for the shareholders of an American company. For a more detailed description of the structure of the capital stock of TV Azteca, see “Stock Market – Share Structure.”

d) Other Securities

Considering that TV Azteca has securities registered with the RNV, the LATIBEX, as well as with American Depository Shares (ADRs) listed on the New York Stock Exchange, we declare that TV Azteca has complied in the past with the submission of the information that it is required to provide, i.e., the submission of the respective Annual Reports in each country since its registration, the submission of quarterly information, as well as the information pertaining to any relevant events that may affect it.

On June 1, 2005, TV Azteca held an extraordinary shareholders’ meeting in which, among other things, it was agreed (i) to terminate the ADR program that it maintains in the United States, listed on the New York Stock Exchange (NYSE); and (ii) to terminate the Deposit Agreement dated August 15, 1997, executed between TV Azteca, The Bank of New York (“BONY”) and the corresponding ADR holders (See “The Company – Recent Events – Agreements Approved by Shareholders at the Extraordinary Shareholders’ Meeting held on June 1, 2005 – Termination of ADR Program in USA”).

If as a result of the termination of the ADR program less than 300 shareholders residing in the USA remain, TV Azteca may request the cancellation of the registration from the SEC, and in that event, the reporting obligations and other provisions for the regulation of securities in the USA would no longer be applicable. The registration with the SEC and the listing in the NYSE are independent events.

e) Significant Changes to the Rights of Securities Registered in the Registry

In August of 2002, TV Azteca announced its intention to seek the approval of its shareholders to spin off its investment in Unefon via the no-cost and prorated distribution of all shares of Unefon owned by TV Azteca to its shareholders, which was carried out. On October 6, 2003, the board of directors of TV Azteca approved the spin-off of its 46.5% interest in Unefon and its 50% interest in Cosmofrecuencias, a broadband wireless internet access provider.

On December 19, 2003, the shareholders of TV Azteca approved the spin-off from TV Azteca, with its remaining as the parent company, giving birth to Unefon Holdings, which was established on December 22, 2003. TV Azteca became purely a media company, and Unefon Holdings became an entity independent of TV Azteca that same month.

In July of 2004, Unefon Holdings began its process of registration with the CNBV and BMV, to obtain the listing of its shares on the BMV.

Previously, on April 29, 2004, Unefon Holdings submitted a request to the SEC to be subject to the exception provided for in rule 12g3-2(b) of the United States Securities Exchange Act of 1934. In October of 2004, the SEC granted Unefon Holdings this exception, and therefore the ADRs of Unefon Holdings will be quoted in the United States through the over-the-counter system. The over-the-counter system consists of an informal market by means of which securities are exchanged directly among the holders at a market value price. The exception provided for in rule 12g3-2(b) of the United States Securities Exchange Act of 1934 that was granted by the SEC in October of 2004 allows Unefon Holdings not to be subject to certain rules of the SEC, such as submitting an annual report on Form 20-F, because it is only required to submit to the SEC the translation of the information and documentation distributed in Mexico. The public quotation of Unefon Holdings will permit the shareholders of TV Azteca to receive the value of the telecommunications business, and to determine their interest in Unefon Holdings. However, on the date of this Annual Report, the CNBV has requested a variety of financial and operational information from Unefon Holdings, which has prevented Unefon Holdings from obtaining its registration in Mexico.

The shareholders of Unefon Holdings will receive their shares in the same proportion as their interest in TV Azteca once Unefon Holdings is able to publicly distribute its shares in Mexico. Unefon Holdings expects that its shares will be listed on the BMV in the coming months.

f) Public Documents

The Annual Report and the Quarterly Reports, as well as the information on Relevant Events that may affect TV Azteca, have been submitted in the past both to the CNBV and the BMV and are available to investors on the BMV’s web site (www.bmv.com.mx), as well as on the company’s web site (www.irtvazteca.com).

The persons responsible for service to investors and analysts are Bruno Rangel, at telephone number (5255) 1720-9167 (jrangelk@tvazteca.com.mx) and Rolando Villarreal, at telephone number (5255) 1720-0041 (rvillarreal@gruposalinas.com.mx).

II. THE COMPANY

a) History and Development of the Issuer

General Information

TV Azteca is a corporation established in accordance with the laws of Mexico. The articles of incorporation of TV Azteca are dated June 2, 1993, and were registered in the Public Commercial Registry of the Federal District on July 13, 1993, under commercial record number 167,346. The duration of TV Azteca is 99 years from the date of the articles of incorporation. The main offices of TV Azteca are located at Av. Periférico Sur 4121, Col. Fuentes del Pedregal, México, D.F. 14141. The telephone number of TV Azteca at that location is (5255) 1720-1313. The internet address of TV Azteca is www.tvazteca.com.mx.

TV Azteca is one of the two leading producers of Spanish programming in the world and the second largest television network in Mexico, based on audience and market share. Azteca Holdings, which is controlled by Ricardo B. Salinas Pliego, is the owner of the majority (52%) of the outstanding shares of TV Azteca, and Alternativas Cotsa, which is a subsidiary of Azteca Holdings (at 99.99%), is the owner of 3% of the total of the outstanding shares of TV Azteca, which have full voting rights. TV Azteca has six principal subsidiaries (at 99.99%), which are a company from Delaware, United States, AIC, and five Mexican companies: Televisión Azteca, S.A. de C.V. (“Televisión Azteca”), Producciones Exclusivas S.A. de C.V. (“Producciones Exclusivas,” formerly Azteca Digital, S.A. de C.V. (“Azteca Digital”)), Grupo TV Azteca, S.A. de C.V. (“Grupo TV Azteca”), TV Azteca Comercializadora, S.A. de C.V. (“TV Azteca Comercializadora”) and Red Azteca Internacional, S.A. de C.V. (“Red Azteca”). AIC is an American company that operates Azteca America, a Spanish-language television broadcasting network aimed at the fast-growing Spanish-speaking market in the United States. Televisión Azteca and Producciones Exclusivas (formerly Azteca Digital) own and operate all the broadcasting assets of TV Azteca, including the licenses to operate television transmitters, the broadcasting equipment of TV Azteca and the main offices and production studios of TV Azteca located in Mexico City. The majority of the payments for advertising on the Azteca 13 and 7 network are made through Grupo TV Azteca and TV Azteca Comercializadora (See “Financial Information – Comments and Analysis from the Administration on the Operating profits and Financial Position of the Issuer – Financial Position, Liquidity and Capital Resources”). Azteca 7 is marketed on Red Azteca Internacional and Azteca 13 is marketed on TV Azteca.

Besides its television broadcasting operations, TV Azteca is the owner of a 50% interest in Todito, a Mexican company that operates a Spanish-language internet portal, internet connection service and electronic commerce market. Todito’s web site is www.todito.com.2

[2]	The spin-off of Todito was approved in the extraordinary meeting of the shareholders of Todito held on May 31, 2005, and Todito no longer exists as a result of the spin-off, giving birth to two corporations under the names AZTECA WEB, S.A. de C.V. (“AZTEzCA WEB”) and TODITO CARD, S.A. de C.V. (“TODITO CARD”), which will be the companies spun off. Once this spin-off is effective vis-à-vis third parties, in accordance with the requirements of Sections V, VI and VII of Article 228 Bis of the LGSM, TV Azteca will remain the majority shareholder of AZTECA WEB, and UNIVERSIDAD CNCI that of TODITO CARD.

The Mexican Television Industry

The Mexican television industry got its start at the beginning of the 1950s when the Mexican government granted licenses for the operation of three very high frequency (“VHF”) television stations in Mexico City. Since then, the Mexican government has granted licenses for three ultra high frequency (“UHF”) stations and four additional VHF stations in Mexico City, including Channels 7 and 13 of TV Azteca, and numerous other licenses for the operation of stations in cities throughout Mexico (See “The Company – Description of Business – Principal Activity, Channels of Distribution, Principal Assets and Market Information”).

According to the 2000 general population census taken by the Mexican government, the metropolitan area of Mexico City had a population of more than 18 million people and almost 4 million homes with television, which represents approximately 18% of the population in Mexico of approximately 97 million and approximately 18% of the 22 million Mexican homes with television. As a result, the television stations that broadcast in Mexico City have historically dominated the industry and have acted as the principal stations for the station networks located outside of Mexico City, providing these stations with all or a substantial part of their programming.

Currently, there are seven VHF television stations in Mexico City, six of which are privately owned, and one is government-owned. There are a large number of television stations in other parts of Mexico, the majority of which only rebroadcast programming originated by one of the stations in Mexico City. TV Azteca owns and operates two VHF television stations in Mexico City, Channels 7 and 13, which rebroadcast their signals throughout Mexico under licenses held by TV Azteca (See “The Company – Description of Business – Principal Activity, Channels of Distribution, Principal Assets and Market Information”).

A group of investors headed by Ricardo B. Salinas Pliego, Chairman of the Board of Directors of TV Azteca, paid the Mexican government the equivalent in pesos of approximately US$642.7 million at the time of privatization for Channels 7 and 13 and some other assets. In 1999, TV Azteca began to rebroadcast programming from Azteca 13 to a digital television channel in Mexico City, Channel 53, on an experimental basis. Likewise, the SCT granted TV Azteca authorization to install and operate second digital broadcasting channels, supplemental to the primary concessions, in compliance with the policy of implementing Land Digital Television (TDT) in Mexico, which are channels 24 and 25 in Mexico City, D.F.; and channels 31 and 33 in the city of Guadalajara, Jal., which will be installed in 2005. Once channel 25 in Mexico City, D.F., is installed and placed into operation, TV Azteca must return channel 53 to the SCT due to its having fulfilled the purpose for which it was granted.

The main competitor of TV Azteca, Televisa, owns and operates four VHF television stations in Mexico City, Channel 2, 4, 5 and 9 (See “The Company – Description of Business – Principal Activity, Channels of Distribution, Principal Assets and Market Information”). The signals from Channels 2 and 5 are rebroadcast throughout Mexico under the licenses owned by Televisa or its affiliates. Based on the information published by Televisa in 2003, Channels 2 and 5 of Televisa cover 98% and 91%, respectively, of the Mexican homes with television. Even when the programming broadcast from Channels 4 and 9 reaches many of the largest cities in Mexico, no channel has full national coverage. The coverage from Channel 4 is limited principally to the metropolitan area of Mexico City and, according to Televisa, Channel 9 covers 74% of the Mexican homes with television. The Mexican government owns one VHF station and one UHF station in Mexico City, Channels 11 and 22, respectively, as well as numerous stations outside of Mexico City.

Due to technical limitations, there is currently no capacity in Mexico City in the VHF spectrum (Channels 2 to 13) for additional television channels. In addition to Channel 22, there are a number of stations that broadcast in the UHF spectrum (Channels 14 to 69), including some stations owned by Televisa that broadcast coded signals for their pay television channels.

TV Azteca’s Mexican Television Networks

TV Azteca currently owns and operates two national television networks in Mexico, Azteca 7 and Azteca 13. These networks are comprised of 316 television broadcasting sites located throughout Mexico that broadcast programming at least 23.5 hours a day, seven days a week. 272 of the network stations are repeater stations that only rebroadcast programming and advertisements received from the main stations in Mexico City. The other 44 stations of the network broadcast local programming and advertisements, in addition to the programming and advertisements provided by the main ones.

Azteca 7 Network

The Azteca 7 network is aimed principally at middle-income and high-income adults between 18 and 44 years of age. In 2004, TV Azteca produced 40.2% of the midweek prime-time programming hours of the Azteca 7 network and 22.1% of its total programming hours. The network programming consists principally of news shows, quiz shows, sports broadcasts and movies. On December 31, 2004, the Azteca 7 network reached 95% of all Mexican homes with television.

Azteca 13 Network

The Azteca 13 network is aimed principally at middle-income TV-viewing families of all ages. In 2004, TV Azteca produced 98.6% of the midweek prime-time programming hours of the Azteca 13 network and 71.7% of its total programming hours. The network programming consists mainly of soap operas, reality shows, news shows, talk shows, musical variety programs and sports, mainly soccer.

Soap operas are the most popular type of programming in Mexico and are a key factor for attracting the network’s target audience. In 2004, TV Azteca produced six soap operas, which were among the regularly-scheduled prime-time programs with the highest rating on the Azteca 13 network. On December 31, 2004, the Azteca 13 network reached 97% of all Mexican homes with television.

Local Stations

Forty-four of TV Azteca’s television stations broadcast local programming and advertising, in addition to the programming and advertisements provided by the principal stations. On December 31, 2004, TV Azteca had executed contracts with local commercial partners for 17 of its local stations, under which the local partners may sell advertising time on these stations to local advertisers. In each case, the local partners are required to provide their own offices and to purchase the necessary equipment to block the national signal and insert a local signal. TV Azteca controls the periods during which the national signals may be blocked and also limits the sale of local airtime to its national advertisers. TV Azteca permits the insertion of local advertising only for the periods during which TV Azteca has programmed local advertisements on its principal stations in Mexico City. During these periods, TV Azteca broadcasts a different advertisement on its repeater stations. TV Azteca operates the remaining 27 local stations without local partners.

In addition to the insertion of local announcements, some of TV Azteca’s local stations broadcast programs that are produced and financed by local partners. The locally-produced programs include news shows, quiz shows, sporting events and other entertainment programs. In 2002, 2003 and 2004, TV Azteca’s local television stations produced approximately 2%, 4% and 5%, respectively, of the broadcasting of local programming on those stations.

Broadcasting Technology and Quality Control

Although the stations of the Azteca 7 and 13 networks that broadcast in the same location require separate licenses, satellite transmitters and receivers for the retransmission of their signals, they generally use the same broadcasting installations (buildings and transmission towers). From 1993 until December 31, 2004, TV Azteca has invested approximately Ps.$882 million in transmitters to improve the quality of the signal and expand the transmission coverage of its two television networks. TV Azteca has also relocated some transmitters to improve the quality of the broadcast signal and has invested in improving its equipment maintenance programs. TV Azteca intends to invest in transmitters, receivers and other additional equipment to improve the quality of the transmission signals of its networks in some areas and to increase its overall coverage to Mexican homes with television.

In December of 1999, TV Azteca began to implement digital satellite technology for the transmission of its signals. Digital technology compresses and encodes the signal, which improves the quality of the image and audio and prevents the unauthorized use of the signals of TV Azteca. The digital system requires the capacity of only one transponder for the satellite transmission of TV Azteca, instead of the two transponders required by the analog system previously used by TV Azteca. With this technology, TV Azteca can send five transmission channels and one control signal network to its Mexican and international affiliates. This technology also permits TV Azteca to adapt its programming and advertising to the local markets in which it broadcasts. TV Azteca began to operate its digital system in February of 2000 (See “The Company – Description of Business – Principal Activity, Channels of Distribution, Principal Assets and Market Information”).

In October of 1999, TV Azteca received an ISO-9002 certification for its operation of its television broadcasting networks. TV Azteca was the first broadcasting network in Mexico to receive this certification. In December of 1999, TV Azteca put its Continuity and Traffic Management quality control system into operation, for the purpose of reducing continuity failures to a minimum and guaranteeing the quality of the broadcast signals of TV Azteca. In March of 2001, Bureau Veritas Quality International certified that the Continuity and Traffic Management quality control system implemented by TV Azteca qualifies under ISO-9002. In November of 2001, the accounting department of TV Azteca received an ISO-9001 certification. More recently, in January of 2003, the finance and administration department of TV Azteca received an ISO-9001 certification.

The International Organization for Standardization (“ISO”) is a network made up of the national standards institutes from 148 countries, with one member per country and its headquarters in Geneva, Switzerland, coordinate the system. The expanded adoption of this system of international standards permits companies to base the development of their products and services on specifications with global acceptance in their sectors.

ISO 9001:2000 certification is the only standard that has replaced the 1994 versions of the ISO 9001, ISO 9002 and ISO 9003 certifications. This standard defines the requirements for a quality administration system based on the “process model,” and its objective is to achieve customer satisfaction and continuous performance improvement. TV Azteca believes that this ISO certification provides a valuable standard that is of interest to its investors.

b) Description of Business

i) Principal Activity, Channels of Distribution, Principal Assets and Market Information

Programming

TV Azteca is one of the leading producers of Spanish-language programming in the world. TV Azteca believes that its ability to provide a diverse mixture of quality programming has been, and will continue to be, one of the main factors for maintaining and increasing its overall ratings and share of the Mexican television audience. TV Azteca focuses on producing and acquiring programming that attracts the various target audiences of its Azteca 7 and 13 networks. TV Azteca also believes that the development of separate identities for its networks has helped TV Azteca to capture an increasingly larger part of the Mexican television audience, and it has offered its advertisers the opportunity to adapt their advertisements to specific demographic groups.

To maintain the high quality of its programming, TV Azteca assembles focus groups and performs surveys to evaluate the potential popularity of new programming ideas. TV Azteca also uses parts of its unsold advertising time to aggressively market both its internally-produced programming as well as its purchased programming, to create and maintain the interest of viewers.

Programming Produced by TV Azteca

TV Azteca produces a variety of programs, including soap operas, reality shows, news shows, sports broadcasts, musical programs, quiz shows, talk shows and variety programs. In 2003 and 2004, TV Azteca produced approximately 67% and 69%, respectively, of the midweek prime-time programming hours that were aired on its networks (excluding programming produced by its local stations), including the 10 highest-rated regularly-scheduled midweek programs broadcast during prime time on one of its networks both in 2003 and in 2004.

The internally-produced programming of TV Azteca is more expensive to produce on average than its purchased programming. TV Azteca seeks to offset its production costs by selling its internally-produced programming outside of Mexico. In 2002, 2003 and 2004, TV Azteca sold approximately 20,407, 27,111 and 23,905 hours (including sales to EchoStar), respectively, of internally-produced programming, generating sales of Ps.$133 million (nominal), Ps.$165 million (nominal) and Ps.$127 (US$13 million) (nominal), respectively.

TV Azteca is the sole owner of virtually all the copyrights and trademarks for the television programs that it produces. However, there are some programs for which TV Azteca acquires the broadcasting and/or production rights license. In the cases of broadcasting and/or production rights licenses, under the terms of the Federal Copyright Law and international treaties, TV Azteca is the owner of the copyrights on the audiovisual works produced under the license. However, the owner of, for example, the scripts, concepts and television program format, retains its intellectual property rights.

Since 1996, TV Azteca has produced soap operas, historically the most popular type of programming in Mexico and in all of Latin America. The soap operas are similar to American soap operas in their content, but, unlike American soap operas, they are generally only broadcast for six to twelve months. Since 1996 until December 31, 2004, TV Azteca has invested approximately Ps.$106 million (US$9.4 million) in production equipment dedicated mainly to the production of soap operas. TV Azteca produced seven soap operas in 2002, which represented 969 hours of programming, five soap operas in 2003, which represented 996 hours of programming and six soap operas in 2004, which represented 991 hours of programming. Two of the soap operas that TV Azteca produced in 2003 and 2004 were among the 10 highest-rated regularly-scheduled prime-time programs of TV Azteca during those years.

In 2002, TV Azteca launched its first reality show, La Academia, a musical reality television show. This television show presents Mexican contestants who are qualified by a professional team of “star makers,” and, based on their performance, are eliminated by the public one by one. During the time that the program lasted, live concerts were broadcast every Sunday. The final concert, which was broadcast on December 1, 2002, and marked the conclusion of the “first generation” of La Academia, obtained a 68% commercial audience share for its time slot. Immediately after the end of the first season of La Academia, and during 2003, TV Azteca broadcast the “second generation” of La Academia with new contestants. The “third generation” of La Academia concluded on July 4, 2004. On February 27, 2005, the “fourth generation” of La Academia began with new contestants.

The news programming of TV Azteca includes prime-time nightly news shows aimed at the target audiences of its television networks. The Hechos del Siete news show broadcast on the Azteca 7 network includes a quick synopsis of the national and international news in a format that is attractive to its viewers, who are young adults. The Azteca 7 network also broadcasts an interview program that interviews the leading politicians, businessmen and journalists about matters that affect Mexico. The news show Hechos, which is broadcast on the Azteca 13 network, presents a more in-depth analysis of the national and international daily news.

The internally-produced sports programming of TV Azteca consists mainly of broadcasts of the professional soccer games of the First Division tournament of Mexican professional soccer, as well as sports commentary and highlights programs. Soccer is the most popular sport in Mexico and the broadcasts of the First Division games generate ratings at a level comparable to the highest rating of TV Azteca. For the 2002 summer and winter seasons, TV Azteca had the broadcasting rights for the local games of eight First Division teams, including Club Atlético Morelia. For the 2003 summer and winter season, TV Azteca had the broadcasting rights for the local games of eight First Division teams, including Club Atlético Morelia. For the 2004 summer season, TV Azteca had the broadcasting rights for the local games of nine First Division teams, including Club Atlético Morelia. And for the 2004 winter season, TV Azteca had the broadcasting rights for the local games of eight First Division teams, including Club Atlético Morelia.

Purchased Programming

TV Azteca also obtains programming from approximately 127 different distributors. TV Azteca obtains a significant part of its purchased programming from a small number of providers, including MGM, Paramount, Sony, Columbia Pictures, Twentieth Century Fox International, Universal Studios, Buena Vista and Warner Bros. The purchased programming of TV Azteca includes mainly cartoons and movies. The non-Spanish-language programs that are purchased for the TV Azteca networks are dubbed in Spanish before delivery to TV Azteca. TV Azteca pays the distributor an additional fee for this service. The purchased programming constitutes approximately 28% and 31% of the combined midweek prime-time programming hours broadcast on the two networks of TV Azteca in 2003 and 2004, respectively.

Distributors issue the purchased programming under license in accordance with separately negotiated agreements, the terms of which vary. In October of 1998, TV Azteca executed an exclusive three-year license agreement with Buena Vista International, Inc., a subsidiary of The Walt Disney Company, to broadcast the programming of Buena Vista on the Azteca 7 and 13 networks (See “The Company – Description of Business – Principal Activity, Channels of Distribution, Principal Assets and Market Information”), which was renewed on October 1, 2001, for another three years by Red Azteca and Buena Vista. In November of 2004, Red Azteca renewed this agreement for five more years.

TV Azteca also executed agreements for broadcasting sports programming, including the Olympic games, the World Soccer Championship, National Basketball Association (“NBA”) games, National Football League (“NFL”) games, CART (“Championship Auto Racing Teams”) Series events and golf tournaments. TV Azteca generally uses its own commentators for the broadcasts of international sporting events.

Both TV Azteca and Televisa obtained the broadcasting rights for the 1998 World Soccer Championship and the 2000 Summer Olympic Games through the Ibero-American Television Organization (“OTI”), now the International Television Organization (“OTI International”), a Latin American cooperative organization that bids on the broadcasting rights for international sporting and cultural events. OTI International has obtained the broadcasting rights for the 2004 and 2008 Summer Olympic Games. Both TV Azteca and Televisa have the Mexican broadcasting rights for the 2004 and 2008 Summer Olympic Games. In February of 2002, TV Azteca executed an agreement with a subsidiary of DirecTV Latin America, which granted TV Azteca the right to broadcast 18 of the games of the 2002 World Soccer Championship, including all the first-round games in Mexico, the semi-finals, the third-place game and the final. OTI has obtained the broadcasting rights for the 2006 World Cup, and it, in turn, licensed these rights to Televisa, which sublicensed these rights to TV Azteca.

TV Azteca has had the exclusive right to broadcast NBA games in Mexico since 1993. In August of 1995, TV Azteca executed an agreement with NBA Entertainment, Inc. This agreement, which has been extended since then, grants TV Azteca the exclusive right to broadcast NBA games in Mexico until the end of the 2002-2003 season. The NBA has exercised its priority right to renew its exclusive broadcasting rights with TV Azteca for the 2003-2004 season. In exchange for the broadcasting rights, NBA Entertainment has the right to a minimum guaranteed payment per season if the net advertising income generated from the NBA games is less than or equal to US$2.3 million. NBA Entertainment has the right to receive an additional 50% of any net advertising income that exceeds the amount of US$4,000,000. The amount paid to NBA Entertainment under the terms of the NBA Agreement during the financial years ending December 31, 2003 and 2004 was US$800,000 and US$871,667, respectively. TV Azteca renewed this agreement until June 30, 2005. TV Azteca is in the process of renegotiating the exclusive right to broadcast NBA games in Mexico.

Ratings and Audience Share

TV Azteca concentrates its efforts on increasing its audience share of midweek prime-time viewers. Although midweek prime time represents approximately 20% of the broadcasting hours on the TV Azteca networks, the total number of viewers is higher during that period. As a result, the advertising time during midweek prime time is preferred by the majority of advertisers, and TV Azteca charges higher advertising rates during those hours. As a result of its efforts, TV Azteca has increased its audience share of midweek prime-time viewers. The advertising income earned during prime time from Monday to Sunday contributed approximately 57%, 56% and 54% of the net advertising income of TV Azteca in 2002, 2003 and 2004, respectively.

For the financial years ending December 31st of 2002, 2003 and 2004, the average Mexican audience share of TV Azteca during midweek prime time was 26.3%, 26.2% and 27.9%, respectively.

Commercial Audience

In 1998, TV Azteca began to monitor its Mexican commercial audience share based on ratings information published by IBOPE AGB México. TV Azteca focuses on the Mexican commercial audience because it believes that the Mexican commercial audience consists of viewers with the greatest buying power. The Mexican commercial audience consists of viewers classified by IBOPE AGB México as ABC+, C and D+ (based on the total household income) who watch one of the four national television networks in Mexico (the Azteca 7 and 13 networks and Televisa Channels 2 and 5). As shown in the following chart, in 2004 the Mexican commercial audience represented approximately 72% of the Mexican population but controlled 94% of the household income.

COMMERCIAL AUDIENCE

	ABC+	C	D+	D/E
94% of the Total Household Income	57%	18%	19%	6%

72% of the Mexican Population	20%	18%	34%	28%

Source:        The estimates of TV Azteca are based on information published by IBOPE AGB México.

Although 98% of Mexican urban homes have televisions, 28% of Mexican homes (the D/E segment) has a household income of less than US$238 per month, and, therefore, has limited access to purchasing many of the goods and services that are advertised on television. TV Azteca estimates that the D/E socioeconomic level purchases consumer goods that are advertised on television in a proportion substantially lower than the ABC+, C and D+ socioeconomic levels.

The following chart shows TV Azteca’s monthly Mexican commercial audience share during midweek prime time from January of 2002 until December of 2005 in people 19 years of age and up.

[translation of graph heading]

Commercial Audience Share

People 19 years of age and up (ABC+/C/D+) – Four Channels

Monday to Friday / Prime Time / Commercial Audience

In 2002, 2003 and 2004, the superior demographic and national coverage on both networks allowed TV Azteca to deliver 38%, 37% and 39%, respectively, of the Mexican commercial audience of people 19 years of age and up during midweek prime time, compared with 26%, 26% and 28%, respectively, of the Mexican audience share during midweek prime time.

Television Advertising

General Information

For the financial year ending December 31, 2004, approximately 94% of the net income of TV Azteca was generated from the sale of national and local advertising. TV Azteca offers two basic advertising payment plans: the “Azteca Plan” and the “Mexican Plan.” TV Azteca sells the Azteca Plan and the Mexican Plan throughout the year via contracts executed between TV Azteca and its advertising clients for a specific period. TV Azteca offers its clients the option to purchase a fixed amount of advertising time for an established price. To establish the advertising rates, TV Azteca considers, among other factors, the rates offered by its competition and the probable effect of rate increases on the advertising volume.

TV Azteca sold a total of 80%, 82% and 87% of the total available advertising time on its networks during midweek prime time in 2002, 2003 and 2004, respectively. TV Azteca uses a variety of means to utilize the unsold advertising time. TV Azteca executed advertising contracts with some of its subsidiaries, under which TV Azteca agreed to place a certain amount of otherwise unsold advertising time at the disposal of these subsidiaries each year (See “Administration – Transactions with Related Parties and Conflict of Interest”). In addition, TV Azteca sells part of the otherwise unsold advertising time to shared-risk advertisers and to companies that produce infomercials, to improve its operating profits and cash flow. TV Azteca also uses the unsold advertising time to broadcast promotional announcements for its programming and to broadcast governmental and public service announcements (See “The Company – Description of Business – Principal Activity, Channels of Distribution, Principal Assets and Market Information”).

Advertising Advances and Sales of Spaces

An important component of TV Azteca’s advertising advances consists of presales of advertising time made in the fourth quarter of a calendar year for advertising that will air during the next calendar year. On December 31, 2002, the balance of TV Azteca’s advertising advances was Ps.$4.863 billion, which represented 63% of its net advertising income in 2003. On December 31, 2003, the balance of TV Azteca’s advertising advances was Ps.$5.158 billion, which represented 62% of its net advertising income in 2004. On December 31, 2004, the balance of TV Azteca’s advertising advances was Ps.$5.041 billion (US$447.5 million), of which the majority will air in 2005. The advertising spots are all the other contracts for advertising time (except contracts executed for shared-risk advertisements and infomercials).

Payment Plans

For the Azteca Plan, advertisers are generally required to issue payment in full within the four months after the date on which they sign an advertising contract. Conversely, the Mexican Plan offers flexibility, permitting advertisers to pay for advertising by making a cash deposit that varies from 10% to 20% of the advertising commitment, with the balance payable in installments over the term of the advertising contract, which is generally for a one-year period. The advertising rates offered to advertisers are lower under the Azteca Plan than under the Mexican Plan. Until December of 2000, the advertising rates under both plans were established for the term of the contract. Beginning in January of 2001, in accordance with its new price plan, TV Azteca increased its advertising rates each quarter by the increases established in its contracts executed with advertisers. No adjustments are made for inflation during the term of a contract.

Once these are deposited, TV Azteca has full use of the funds paid in advance under the Mexican Plan and the Azteca Plan. On or around the contract date, TV Azteca generally requires advertisers that pay under the Mexican Plan to present short-term no-interest promissory notes for each installment. An advertiser that participates in the Azteca Plan or in the Mexican Plan may select the television programs and slots, based on availability, on which its advertisements will appear. Any unused commitments are transferred to the next financial year until these are completely used up by the advertiser, although, with the exception of the infomercial contracts, no amounts are transferred beyond the expiration of the period covered by the contract.

The following chart establishes the percentage of TV Azteca’s advertising sales and presales under the Azteca Plan and the Mexican Plan for the financial years ending December 31, 2002, 2003 and 2004 (See “Financial Information – Comments and Analysis from the Administration on the Operating profits and Financial Position of the Issuer”).

	PERCENTAGE OF TOTAL ADVERTISING SALES FINANCIAL YEAR ENDING DECEMBER 31 OF
	2002	2003	2004
Azteca Plan	55%	52%	57%
Mexican Plan	45%	48%	43%

	PERCENTAGE OF TOTAL PRESALES FINANCIAL YEAR ENDING DECEMBER 31 OF
	2002	2003	2004
Azteca Plan	64%	66%	67%
Mexican Plan	36%	34%	33%

Price plans

To offer additional flexibility to advertisers, TV Azteca offers prices at “cost per rating point” to the Mexican television advertising market. Cost-per-rating-point prices, one of the most widespread methods of establishing advertising prices outside of Mexico, permit an advertiser to purchase advertising time based on the ratings of the television programs during which their advertisements are broadcast. TV Azteca’s principal competitor, Televisa, does not offer its advertisers the opportunity to purchase advertising time at cost per rating point, which TV Azteca feels gives it a distinct advantage for attracting and retaining advertisers on its networks.

Local Sales

TV Azteca has executed contracts with local companies, under which local advertising spots are inserted into the local broadcasts of 17 of its 44 local stations instead of the national advertising spots broadcast by the principal stations in Mexico City (See “The Company – Description of Business – Principal Activity, Channels of Distribution, Principal Assets and Market Information”). These contracts give TV Azteca the right to receive the majority of the income from any local advertising on these local stations. TV Azteca permits the insertion of local advertising only during the periods in which TV Azteca has scheduled local advertisements on its principal stations in Mexico City. During these periods, TV Azteca broadcasts a different advertisement on its repeater stations. TV Azteca operates the 27 remaining local stations without local partners. The advertising income generated by all of TV Azteca’s local stations represented 18%, 20% and 20% of its total advertising sales for the financial years ending December 2002, 2003 and 2004, respectively.

Infomercials, Shared-risk Advertisements and Integrated Advertising

TV Azteca sells part of its otherwise unsold advertising time to shared-risk advertisers and to producers of infomercials. For infomercials, TV Azteca charges a fee for the time that the advertisement lasts. However, TV Azteca does not receive income from the sale of the products shown during the infomercial. Conversely, with shared-risk advertisements, TV Azteca does not receive advertising fees for the time that the advertisement lasts. Instead, TV Azteca receives a percentage of the gross sales of the product or products offered for a negotiated period. For example, TV Azteca broadcasts advertisements for musical recordings at a minimum costs or at no cost, under contracts that give TV Azteca the right to receive a share of the sales of the recordings for a certain number of months after the broadcast of the advertisements.

TV Azteca also receives income from “integrated advertising” in the form of product placements during the broadcast of TV Azteca’s internally-produced programming. For the financial year ending December 31, 2002, the income from shared-risk advertisements, infomercials and integrated advertising amounted to Ps.$29 million, Ps.$222 million and Ps.$1.095 billion, respectively, for a total of Ps.$1.346 billion; for the financial year ending December 31, 2003, this income was Ps.$28 million, Ps. $103 million and Ps.$1.472 billion, respectively, for a total of Ps.$1.603 billion; and for the financial year ending December 31, 2004, this income was Ps.$26 million (US$2.3 million), Ps.$97 million (US$8.6 million) and Ps.$1.613 billion (US$143.2 million), respectively, for a total of Ps.$1.736 billion (US$154.1 million). The total advertising income from the aforementioned categories represented 18%, 21% and 20% of TV Azteca’s net income in the financial years ending December 31, 2002, 2003 and 2004, respectively.

Exchange Sales

Periodically, TV Azteca carries out exchange transactions with third parties, under which it exchanges advertising time for goods and services, a significant part of which is used in its operations. These types of advertising sales represented 2%, 4% and 4% of TV Azteca’s total advertising sales in the financial years ending December 31, 2002, 2003 and 2004, respectively. TV Azteca has also executed exchange contracts, particularly with some of its subsidiaries, to obtain the value of the otherwise unsold advertising time.

Program Sales

TV Azteca generates income through the sale of the rights to broadcast its internally-produced programming abroad. In 2002, 2003 and 2004, TV Azteca exported 13,940, 20,644 and 17,438 hours of programming (excluding export sales to the United States), respectively, and generated sales for US$10.1 million (nominal), US$ 12.1 million (nominal) and US$ 10.6 million (nominal), respectively. The sale of the rights to broadcast its internally-produced programming permits TV Azteca to make use of its programming archives that have already been paid for in Mexico. TV Azteca has exported its internally-generated content to more than 100 countries. TV Azteca has granted AIC the right to broadcast any of its programming in the United States.

In 2002, 2003 and 2004, TV Azteca exported 6,467 hours of programming to the United States, generating net sales, including to EchoStar, of US$2.7 million (nominal), US$2.6 million (nominal) and US$2.7 million (nominal). The amounts for sales from 2003 and 2004 exclude sales made through Azteca America.

EchoStar Contract

In March of 2000, TV Azteca executed a programming contract with EchoStar, a United States DTH satellite broadcaster. Under this contract, basically, TV Azteca provided a satellite signal to EchoStar with Azteca 13 Programming and EchoStar had the exclusive right in the United States to distribute Azteca 13 Programming via DTH satellite technology.

The EchoStar contract had an initial term of three years. On December 12, 2002, EchoStar extended the term for an additional year, and on December 17, 2003, EchoStar notified TV Azteca of its intention to extend the term until March of 2005. In 2002, 2003 and 2004, EchoStar paid TV Azteca US$2.5 million, US$2.5 million and US$2.5 million, respectively, under this contract. In June of 2002, EchoStar filed a lawsuit against TV Azteca in which it primarily claimed that TV Azteca was in violation of certain exclusivity provisions of the programming contract.

In March of 2005, Azteca International Corporation, a subsidiary of TV Azteca, signed a new affiliation agreement with EchoStar, under which EchoStar will receive the satellite signal that contains the programming of Azteca America. EchoStar will have the exclusive right in the United States to distribute this programming via DTH satellite technology. Azteca International Corporation will retain the rights to distribute its programming through other distribution media.

Under the new affiliation agreement, Azteca America will be able to be seen nationally via satellite television in the USA. The agreement provides that the Azteca America channel will be available as part of the DISH Latino programming packages of EchoStar. EchoStar also obtained the right for a 24-hour live broadcast of the musical reality show La Academia 4 on another of EchoStar’s channels.

With this new agreement, TV Azteca and EchoStar agreed to terminate the programming Contract executed in 2000, put an end to their legal disputes in the United States and mutually released each other from all claims and lawsuits relating to this 2000 contract (See “The Company – Description of Business – Judicial, Administrative or Arbitration Proceedings”).

Alta Empresa

In December of 2001, TV Azteca and Alta Empresa Holdings, B.V. (“Alta Empresa”), its Dutch subsidiary at 100%, executed a contract for the marketing and sale of TV Azteca’s programming in the United States. Under this contract, TV Azteca agreed to provide its programming and Alta Empresa agreed to manage all the activities involved in the marketing and sale of TV Azteca’s programming throughout the United States. Initially, Alta Empresa may only market and sell TV Azteca’s programming in the United States, which it is currently doing through a contract executed with AIC. The contract executed between TV Azteca and Alta Empresa has an initial term of 30 years, which may be terminated at any time by TV Azteca and Alta Empresa. Based on its relative contributions, TV Azteca has the right to 99% of the net profit from the marketing and sale of its programming throughout the United States, and Alta Empresa has the right to the remaining one percent.

Cost Management

TV Azteca manages its operating costs in a disciplined manner, and, therefore, it has obtained operating profit margins of 42%, 41% and 39% for the financial years ending December 31, 2002, 2003 and 2004, respectively. The decrease in the profit margin in 2004 resulted mainly from an increase in the total programming, production and broadcasting costs of Ps.$471 million (US$41.8 million), principally reflecting increases in the costs of Azteca America. Likewise, sales and management expenses increased by Ps.$77 million (US$6.8 million), principally due to accessory expenses related to compliance with the securities laws of the USA. TV Azteca has implemented, and it will continue to maintain, strict cost-control initiatives relating to its internally-produced programming and the acquisition of purchased programming. For its internally-produced programming, these initiatives include establishing clearly-defined profitability goals for each phase of the production process, maintaining strict controls on hiring decisions and controlling talent costs by contracting members of the TV Azteca acting school cast. In addition, for its purchased programming, TV Azteca concentrates on acquiring programs that it believes will result in a greater number of viewers in its target audiences and will generate significant advertising income in relation to the fees paid for the programming.

Other Operations

TV Azteca has invested in the internet market through Todito.com.3 TV Azteca is also the owner of a record company, Azteca Records, S.A. de C.V. (“Azteca Records”). Since 2003, Azteca Records has reduced its recording operations and entered the event promotion business. In addition, TV Azteca has an investment in Club Atlético Morelia, a professional soccer team in Mexico.

Azteca International Corporation

General Market Overview

According to figures from the July 2002 census, it is estimated that the Spanish-speaking population in the United States is approximately 37.4 million people, or approximately 13% of the United States population, making it the principal minority ethnic group in the United States. However, estimates at the close of 2004 put the Hispanic population at 43.5 million inhabitants. The Spanish-speaking population in the United States is one of the fastest-growing population segments in the United States, growing at approximately five times the non-Spanish-speaking population rate. The Spanish-speaking population grew 58% in the period from 1990-2000, compared with a 13% increase in the total population of the United States. Spanish-speaking persons represented 40% of the growth of the total population of the country. In addition, according to industry sources, from 1997 to 2001, the advertising spending aimed at the Spanish-speaking community in the United States grew at an average annual compound growth rate of 9.5%, compared with the average compound growth rate of 4.1% for the general advertising market. However, the advertising spending aimed at the Spanish-speaking community in the United States continues to be a small fraction of total advertising spending in the United States. For example, in 2001, the buying power of the Spanish-speaking population represented 8% of the total buying power of the United States, but the advertising spending aimed at the Spanish-speaking population in the United States represented only 2% of the total advertising spending in the United States.

[3]	The spin-off of Todito was approved at the extraordinary meeting of the shareholders of Todito held on May 31, 2005, and Todito no longer exists as a result of the spin-off, giving birth to two corporations under the names AZTECA WEB, S.A. de C.V. (“AZTECA WEB”) and TODITO CARD, S.A. de C.V. (“TODITO CARD”), which will be the companies spun off. Once this spin-off is effective vis-à-vis third parties, in accordance with the requirements of Sections V, VI and VII of Article 228 Bis of the LGSM, TV Azteca will remain the majority shareholder of AZTECA WEB, and UNIVERSIDAD CNCI of TODITO CARD.

Station Affiliations

In July of 2001, TV Azteca launched Azteca America, a new Spanish-language television broadcasting network in the United States. Through AIC, its subsidiary at 100%, TV Azteca establishes affiliate relationships with television broadcasting stations in the United States markets that have a significant Spanish-speaking population. In addition, AIC executed distribution contracts with cable operators in the United States.

As of May 2005, AIC has station affiliation agreements with open television broadcasting stations in markets that cover approximately 77% of the Spanish-speaking population in the United States. The Nielsen coverage is 70% and the open broadcasting sites include stations in the television markets of Los Angeles, New York, Miami, Houston, Chicago, San Antonio and San Francisco. In accordance with these station affiliation agreements, the stations have been granted exclusive licenses for the open broadcasting of Azteca America Programming in their respective markets. These agreements have terms of ten years and may be renewed automatically for a specific duration. In exchange for this programming, AIC receives the net advertising income from a percentage of the advertising time available through its affiliate stations.

Affiliations with Pappas Stations

History

In 2001, AIC executed station affiliation agreements with subsidiaries of Pappas Telecasting Companies (“Pappas”) in the television markets of Los Angeles, San Francisco, Houston and Reno. When AIC executed station affiliation agreements with Pappas Telecasting of Southern California LLC (“Pappas Southern California”), operator of its affiliate in Los Angeles, TV Azteca became a party to the loan agreements and AIC became a party to a capital option agreement that gave it the right to acquire a capital interest in Pappas Southern California. Additionally, for the execution of the station affiliation agreements with subsidiaries of Pappas in the television markets of San Francisco-Sacramento and Houston, AIC acquired a 25% interest in each of the television stations for a total purchase price of US$70.6 million.

In July of 2002, a controversy arose between AIC and Pappas with regard to the exercise of the purchase option for the Los Angeles station. In addition, Pappas maintained that AIC was in violation of some of its obligations under the station affiliation agreements that govern the television stations in Los Angeles, San Francisco, Houston and Reno. On February 13, 2003, TV Azteca announced that a final resolution agreement had been executed that resolved all the pending lawsuits and controversies between TV Azteca and Pappas. For a description of the lawsuit of Pappas and AIC and the resolution of the pending claims, (See “The Company – Description of Business – Judicial, Administrative or Arbitration Proceedings”).

In connection with the resolution agreement, AIC and Pappas executed certain agreements that will govern their future relationship. These agreements include a new promissory note issued by Pappas in favor of AIC, a local marketing agreement (“LMA”) that governs, in some circumstances, AIC’s operation of its subsidiary in Los Angeles and a purchase option agreement that grants AIC the right, subject to obtaining of all the necessary approvals and applicable legal limitations, to acquire all the assets of the Los Angeles station. Besides these contracts, Pappas and AIC amended their existing station affiliation agreements and executed new station affiliation agreements.

The New Promissory Note from Pappas

Under the resolution agreement and related contracts, Pappas reacquired AIC’s 25% ownership share in its affiliate stations in Houston and San Francisco. In addition, the unpaid secured indebtedness in the amount of US$53.7 million owed to TV Azteca by Pappas Southern California was cancelled, together with AIC’s option to acquire a shareholding in Pappas Southern California.

As consideration for the reacquisition of the holdings in its subsidiaries and the cancellation of its indebtedness, Pappas issued AIC a promissory note for the principal of US$128.0 million, which is secured by the assets of the Los Angeles station (the “New Promissory Note from Pappas”). The initial maturity date of the New Promissory Note from Pappas was June 30, 2003 (the “Initial Maturity Date”). Because Pappas did not pay the New Promissory Note from Pappas before June 30, 2003, the principal of the New Promissory Note from Pappas was increased to US$129.0 million. The New Promissory Note from Pappas may be paid in advance, in full or in part, at any time, and it will accrue interest at an annual rate of 11.6279% beginning on and after the initial maturity date, except as specified below.

If the LMA is terminated in accordance with certain specified events and AIC does not exercise the Los Angeles purchase option in a timely manner after the termination of the LMA, AIC will have the right to demand the repayment of the New Promissory Note from Pappas on the initial maturity date of the New Promissory Note from Pappas and two years after the third anniversary of the validity of the Los Angeles purchase option. Otherwise, if the purchase option is not finalized in a timely manner after exercise thereof, AIC may, under certain circumstances, require that the New Promissory Note from Pappas be paid two and one half years after the date on which the right to exercise the Los Angeles purchase option expires.

Local Marketing Agreement

AIC and Pappas also agreed that, if the New Promissory Note from Pappas was not paid on or prior to the Initial Maturity Date, then, beginning on July 1, 2003, the operation of the Los Angeles station would be subject to the terms and conditions specified in the LMA. Beginning on July 1, 2003, the Los Angeles station has been operated by an American company, KAZA Azteca America, Inc., which is a subsidiary at 100% of AIC.

The LMA has an initial term of three years and will remain in force until the New Promissory Note from Pappas is paid in full. Under the LMA, AIC provides programming and services to the Los Angeles station, and it has the right to keep all the advertising and other types of income generated by the operation of the Los Angeles station. During the initial three-year term of the LMA, AIC pays Pappas Southern California an annual amount of US$15.0 million. The payment of this amount has been guaranteed by TV Azteca.

The payments by AIC under the LMA are compensated dollar for dollar by the amount of interest payable under the New Promissory Note from Pappas. Therefore, if during the initial three-year term of the LMA Pappas Southern California does not make principal payments in accordance with the New Promissory Note from Pappas, then AIC will not be required to make any cash payments in accordance with the LMA. After the expiration of the initial three-year term of the LMA, the annual payment for the LMA will increase to US$24.6 million, part of which will continue to be subject to compensation against the interest payment obligation of Pappas, until the New Promissory Note from Pappas is paid in full.

For the resolution of any future disputes between AIC and Pappas Southern California that may arise in the operation of the Los Angeles station under the LMA, the parties have appointed an attorney affiliated with a law firm headquartered in Washington, D.C., who has experience in Federal Communications Commission (“FCC”) matters and who, upon request, will arbitrate all disputes between the parties, including disputes involving FCC matters (the “Authorized Arbitrator”). The decisions of the Authorized Arbitrator’s expert will be binding on both parties. However, if the matter in dispute is related to FCC rules or regulations, the parties will be permitted to seek a ruling from the FCC on this matter, and the decision of the FCC will be final and binding on both parties.

Because the New Promissory Note from Pappas was not paid in full before the Initial Maturity Date of June 30, 2003, the LMA entered into force on July 1, 2003. The LMA may be terminated (i) at the close of the purchase option for the assets of the Los Angeles station, or (ii) upon submission of a petition for bankruptcy by one party to the LMA, or (iii) after the ruling from the Authorized Arbitrator that one party is in violation of the LMA, or (iv) when the New Promissory Note from Pappas is paid in full.

Under the LMA, AIC has agreed, subject to receiving regulatory approval, to pay up to US$3.0 million for the installation, construction and acquisition of the broadcasting installations necessary to operate a digital television channel in the Los Angeles market. However, if the FCC’s expert determines that any surplus costs are reasonable, the financial obligations of AIC relating to this project may exceed US$3.0 million. If by the third anniversary of the date on which the purchase option for the Los Angeles station may be exercised, (i) AIC has not closed the purchase option, and (ii) Pappas Southern California has not paid in full the principal and interest owed for the New Promissory Note from Pappas, Pappas Southern California will be required to reimburse AIC for the costs incurred in the development of the digital television channel. The total amount of the reimbursement obligation will be added to the principal outstanding at that time for the New Promissory Note from Pappas and will be secured by the assets of the Los Angeles station.

Purchase Option for the Los Angeles Station

Under the LMA, AIC will also have the option, subject to receiving all the necessary approvals and applicable legal limitations, to purchase all the assets of the Los Angeles station, including its FCC license. This purchase option must be exercised, subject to limited exceptions, at least six months prior to the third anniversary of the effective date of the option contract (that is to say, January 1, 2006). The total purchase price of the assets is US$250.0 million, plus some specified liabilities. The purchase price payable for the assets may be compensated against all the amounts outstanding at that time under the New Promissory Note from Pappas. In the event that the LMA is terminated due to governmental disapproval of its validity or AIC’s violation of the LMA, as determined by the FCC’s expert, the period during which AIC may exercise the purchase option will be shortened.

The completion of the purchase option transaction will be subject to some governmental submission requirements. AIC is allowed to assign its rights pertaining to the purchase option to a qualified third party in order to obtain any necessary approvals. According to applicable FCC rules, AIC has the right to hold up to a 25% interest in an entity that holds a United States television broadcasting license.

Amended Station Affiliation Agreements

AIC’s station affiliation agreements executed with subsidiaries of Pappas in the Los Angeles, San Francisco, Houston and Reno markets were in force throughout 2004 with certain modifications, except for the Los Angeles station. The distribution of the income under the station affiliation agreements changed to an arrangement of division of the marketable time by both parties at 50%, for which reason the advertising time of the network will be divided equally. AIC exercised the option to extend these amended station affiliation agreements in June of 2004, after which these station affiliation agreements are automatically renewable for additional six-month periods, subject to the termination provisions contained in the station affiliation agreements. As in the case of the LMA, the Authorized Arbitrator is also authorized to resolve conflicts under the amended station affiliation agreements.

As part of this agreement, AIC agreed to indemnify the subsidiary stations of Pappas for any damage awarded to EchoStar from any subsidiary stations of Pappas, for the costs of defending these actions (including legal fees), for reasonable indirect expenses incurred in obtaining alternative programming and, in some circumstances, for the loss of profit. However, TV Azteca reached an agreement with EchoStar that puts an end to the legal disputes (See “The Company – Description of Business – Judicial, Administrative or Arbitration Proceedings”).

In general, the amended station affiliation agreements may be terminated by either of the parties, subject to compliance with the corresponding notification provisions, (i) if a petition for bankruptcy from one of the parties to the station affiliation agreement is filed, or (ii) after determination by the Authorized Arbitrator that one of the parties is in violation of the station affiliation agreement.

The station affiliation agreements were extended until June 30, 2004, establishing that in the event that neither of the parties terminates the agreement via a 90-day advance notice effective June 30, 2004 or prior to the expiration of any renewal, the agreement will be automatically renewed for six-month periods.

New Stations

The subsidiaries of Pappas and AIC have also executed station affiliation agreements for various small television markets.

Internet Operations

Todito.com

In February of 2000, TV Azteca acquired 50% of the capital stock of Todito, a Mexican company that operates a Spanish-language internet portal (www.todito.com) and an internet connection service (www.toditocard.com and www.toditoilimitado.com) aimed at Spanish-speaking individuals in the United States and Mexico. TV Azteca also operates a cooperative site on the network (www.tvazteca.com.mx), which is hosted and managed by Todito and is used to promote the artists and programs of TV Azteca.

Grupo TV Azteca, a subsidiary of TV Azteca at 99.99%, is the owner of 50% of the capital stock of Todito. Grupo TV Azteca holds 4,449,000 shares of Series A Common Stock from the fixed capital stock of Todito and 1,984,000 shares of Series D-A Common Stock from the variable capital stock of Todito. Universidad CNCI (formerly Dataflux, S.A. de C.V.), which is controlled by Guillermo Salinas Pliego, brother of Ricardo B. Salinas Pliego, is the owner of the other 50% of the capital stock of Todito. All the shares have a value of Ps.$1.00. The A Shares have full voting rights and the D-A Shares have limited voting rights but enjoy a preferred dividend of 5%.

Todito was launched in August of 1999 by Universidad CNCI (formerly Dataflux, S.A. de C.V.), a Mexican technology company that operates the largest network of computer schools in Mexico. Todito is one of the sites most visited by Mexican internet users (more than 1,400,000 unique visitors per day) and also operates the leading prepaid internet service provider in Mexico, with more than 339,000 users.

In connection with its acquisition of the capital stock of Todito, TV Azteca executed a five-year service contract with Todito. The value of the service contract was US$100.0 million on the date of its signing. The service contract consists of advertising time on TV Azteca’s networks, exclusive online use of TV Azteca’s content by Todito and use of TV Azteca’s sales staff to promote Todito with the advertising clients of TV Azteca. The three components of the service contract were valued at US$45.0 million, US$50.0 million and US$5.0 million, respectively, on the date of signing of the contract. Under the service contract, TV Azteca agreed to provide Todito with advertising on its Azteca 7 and Azteca 13 networks amounting to a total of 78,000 GRP. The GRPs provided for in the contract are equal to the number of commercial rating points obtained in a 60-second broadcast of commercial messages. Todito has the right to use up to 30% of the advertising granted under the service contract during the networks’ prime time. TV Azteca has also granted Todito the exclusive right to distribute TV Azteca’s internally-produced programming on the internet during the term of the service contract. Finally, the service contract stipulates that TV Azteca’s sales staff will be the exclusive seller of online advertising at www.todito.com for two years and that TV Azteca’s sales staff will facilitate the contacts between TV Azteca’a television advertising clients and the sales staff for Todito’s online advertising.

In May of 2001, Todito launched its prepaid internet access card, which works like a prepaid telephone card. The cards vary in price from Ps.$40 for 300 navigation minutes to Ps.$1,140 for a full year on the unlimited plan. The cards can be purchased online or at more than 20,000 points of sale throughout Mexico. Since its introduction, monthly sales have increased from 5,310 cards in May of 2001 to 166,838 cards in December of 2004.

Todito reported sales of Ps.$211 million and Ps.$238 million (US$21.1 million) for the financial years ending December 31, 2003 and 2004, respectively. Todito’s sales consist of online advertising sales, the sale of its prepaid internet connection cards and electronic commerce operation fees. Todito generated an EBITDA of Ps.$68 million and Ps.$65 million (US$5.8 million) for the financial years ending December 31, 2003 and 2004, respectively.

Via the extraordinary meeting of the shareholders of Todito held on May 31, 2005, the spin-off of Todito was approved, and Todito no longer exists as a result of the spin-off, giving birth to two corporations under the names AZTECA WEB, S.A. de C.V. and TODITO CARD, S.A. de C.V., which will be the companies spun off. This spin-off will be effective once the requirements of Sections V, VI and VII of Article 228 B of the LGSM have been satisfied.

Channel 40

In December of 1998, TV Azteca entered into a joint venture with Televisora del Valle de México, S.A. de C.V. (“TVM”) and the subsidiary of TVM, Corporación de Noticias e Información, S.A. de C.V. (“CNI”), for the operation of a television channel that broadcasts in the entire metropolitan area of Mexico City on UHF Channel 40. In July of 2000, CNI stopped broadcasting the TV Azteca signal, as required by its contractual obligations under the joint venture. In response to the actions of CNI, TV Azteca filed different lawsuits in Mexico against TVM, CNI and Javier Moreno Valle, for damages and the enforcement of its purchase option right under the joint venture to acquire up to 51% of the capital stock of TVM. For more information on the legal proceedings involving Channel 40, see “The Company – Description of Business – Judicial, Administrative or Arbitration Proceedings.”

Music

In May of 1996, TV Azteca established Azteca Records to produce, market and distribute recorded music. TV Azteca’s strategy is to use its record company to focus on the development and promotion of new Mexican musicians and to take advantage of its promotional opportunities. Azteca Records launched 48 records in 2001 and 54 records in 2002. For the financial year ending December 31, 2003, Azteca Records reduced its operations in the record business and entered the event promotion business. The records of Azteca Records are distributed in Mexico, under contracts executed between TV Azteca and Sony – BMG Music Entertainment México, S.A. de C.V. and Warner Music México, S.A. de C.V., and internationally under contracts executed between TV Azteca and various distributors, which vary depending on the distribution territory. In each of the financial years ending December 31, 2002, 2003 and 2004, the music operations of TV Azteca represented less than 1% of TV Azteca’s net income.

Soccer Team

In May of 1996, TV Azteca acquired a majority interest in Club Atlético Morelia, a Mexican professional soccer team. The soccer team Club Atlético Morelia belongs to the First Division of the Mexican professional soccer league. Each year, the team plays 38 regular-season games, half of which are local games. In the 2000 winter season, Club Atlético Morelia won the Mexican Soccer Championship for the first time in its history. In the 2003 winter season, Club Atlético Morelia was a finalist in the Mexican Soccer Championship.

Canal 12 de Televisión in El Salvador

On December 10, 2003, TV Azteca sold its interest in a television channel in El Salvador, Canal 12 de Televisión, which it acquired in 1997 from an unrelated party for US$6 million, and recognized a profit of Ps.$2 million (US$233,000).

Strategic Alliances

NBA Contract

TV Azteca has had the exclusive right to broadcast NBA games in Mexico since 1993. In August of 1995, TV Azteca executed an agreement with NBA Entertainment, Inc. This agreement, which has been extended since then, grants TV Azteca the exclusive right to broadcast NBA games in Mexico until the end of the 2002-2003 season. The NBA has exercised its priority right to renew its exclusive broadcasting rights with TV Azteca for the 2003-2004 season. In exchange for the broadcasting rights, NBA Entertainment has the right to a minimum guaranteed payment per season if the net advertising income generated from the NBA games is less than or equal to US$2.3 million. NBA Entertainment has the right to receive an additional 50% of any net advertising income that exceeds the amount of US$4,000,000. The amount paid to NBA Entertainment under the terms of the NBA Contract during the financial years ending December 31, 2003 and 2004 was US$800,000 and US$871,667, respectively. TV Azteca renewed this agreement until June 30, 2005. TV Azteca is in the process of renegotiating the exclusive right to broadcast NBA games in Mexico.

Buena Vista Contract

In October of 1998, TV Azteca executed an exclusive three-year license agreement with Buena Vista International, Inc., an affiliate of The Walt Disney Company, to broadcast the programming of Buena Vista on the Azteca 7 and 13 networks, which was renewed on October 1, 2001, for another three years by Red Azteca and Buena Vista. In November of 2004, Red Azteca renewed this agreement for five more years.

Competition

General Information

Television broadcasting stations compete for advertising income and viewers with other television stations in their markets and other advertising media, such as radio, newspapers, magazines, outdoor advertising, transit advertising, the yellow pages, direct mail, internet and home entertainment systems (including VCRs, DVD and television game devices). Television broadcasting stations also face competition from cable television, MMDS and DTH satellite services. These other programming, entertainment and video distribution systems may increase the competition for television broadcasting stations through distant broadcast signals not otherwise available to the audience.

Televisa

TV Azteca’s main competitor in Mexico is Televisa. Televisa, through its subsidiaries, is the largest Spanish-language media company in the world. Televisa owns and operates Channels 2, 4, 5 and 9 in Mexico City, each of which, at different levels of coverage, is broadcast throughout Mexico. Televisa generated a substantial majority of Mexican television advertising sales in each of the last three years.

According to information from IBOPE AGB Mexico, Televisa had a combined midweek prime-time commercial audience share in Mexico of 62%, 63% and 61% during 2002, 2003 and 2004, respectively.

DTH Providers

Pay television services generally require an initial connection fee, as well as a periodic subscription fee, but they offer a better-quality image than traditional open television broadcasts and a greater number of channels to choose from. Under current Mexican law, cable television services, but not DTH or MMDS satellite services, must include open television channels in a basic channel package offered to subscribers. SKY, a DTH service provider, has the signals from the Azteca 7 and Azteca 13 networks throughout Mexico under an arrangement with TV Azteca. Many pay television services are offered by companies that are backed by large multinational media conglomerates with substantial resources. Televisa is a partner of a multinational company that provides DTH services in Mexico and elsewhere. According to information from COFETEL and INEGI, it is estimated that the penetration of pay television on December 31, 2004, was approximately 21% of all homes with television. TV Azteca believes that pay television consumers are concentrated in the metropolitan area of Mexico City and along the Mexican-United States border.

Univisión and Telemundo

Univisión and Telemundo are the main competitors of Azteca America in the United States Spanish-language television market. Both Univisión and Telemundo already have established networks in the United States television markets at which Azteca America is aimed and intends to be aimed. According to industry reports, from January 1 to December 31, 2004, Univisión had a Hispanic market audience share of approximately 65.17% and Telemundo had a Hispanic market audience share of approximately 17.03% for the time slot from 6:00 a.m. to 12:00 p.m. Univisión also owns Galavision, a Spanish-language cable network that, for the same period and according to industry reports, had a Hispanic market audience share of 3%. Furthermore, in January of 2002, Univisión launched the Telefutura network, a Spanish-language network that can be seen on 42 open television broadcasting stations in addition to the national cable systems. According to Univisión, at its launching, Telefutura reached approximately 80% of the Spanish-speaking population in the United States.

Telemundo and Univisión each have a larger network of affiliates and greater financial resources than AIC. In addition, each of these competitors has certain programming advantages over AIC. In 2002, NBC acquired Telemundo. As part of the acquisition, NBC provides Telemundo with the rights to broadcast certain NBC programming in the United States Spanish-language television market. In addition, Univisión has executed long-term program license agreements with Televisa and Corporación Venezolana de Televisión, C.A., another prominent producer of Spanish-language programming. These agreements provide Univisión with a significant amount of quality programming that can be used to attract and retain Spanish-speaking viewers in the United States.

Azteca America also competes with some English-language broadcasters that have broadcast Spanish-language networks and that broadcast some programming simultaneously in English and Spanish for their Spanish-speaking viewers in the United States.

Televisa currently has a dispute with Univisión relating to, among other aspects, the license agreement with Univisión. On May 9, 2005, Televisa filed a complaint with the District Court of California, United States of America, in which it argues, among other things, that Univisión has not performed its obligations under the programming license agreement because it has not paid certain royalties and has done some unauthorized editing of the Company’s programs. In connection with this complaint, Televisa sued for monetary compensation for a minimum amount of US$1.5 million, release from the obligation to recover royalties for approximately US$5 million that had previously been paid to Televisa, as well as a court order to prevent the alteration of Televisa’s programs without its consent. Likewise, effective May 9, 2005, Emilio Azcárraga Jean and Alfonso de Angoitia Noriega submitted their resignation as owner members and alternates, respectively, of the board of directors of Univisión.4

[4]	Source: Annual Report of Televisa for the 2004 financial year

Regulation

TV Azteca

Concessions

According to the Mexican Federal Radio and Television Law, a television station must have a concession granted by the SCT to broadcast at a specific frequency. A concession consists of one or more licenses, each of which gives the concessionaire the right to operate a television transmitter in a specific location. Each concession specifies, among other things, the power of the authorized signal of the concessionaire’s transmitter and the principal populations in its transmission range. In addition, the SCT may grant the concessionaire separate complementary authorizations to operate transmitters within the areas covered by the primary licenses contained in the concession. These complementary authorizations are granted to permit the concessionaire to broadcast its signal to populations that are inaccessible to the transmitters located where required by the licenses contained in the concession. Complementary authorizations may also be granted in response to a request from local residents in an area covered by the concession.

TV Azteca has 11 concessions for 179 channels. Nine of these concessions are related to the Azteca 7 network and include a total of 89 channels for primary broadcasting locations throughout Mexico. TV Azteca has also obtained 124 complementary authorizations relating to the Azteca 7 network. For the Azteca 13 network TV Azteca has a sole concession that consists of 90 licenses for primary broadcasting locations throughout Mexico and has 171 related complementary licenses. TV Azteca also has a separate concession for a sole primary broadcasting location related to the network in the state of Chihuahua. The SCT has authorized, for a period of two years subject to renewal, TV Azteca’s operation of Channel 53, a high-definition digital television channel in Mexico City, for experimental and research purposes, to rebroadcast the programming from Channel 13 in Mexico City. Likewise, the SCT granted authorization to TV Azteca to install and operate second digital broadcasting channels, supplementary to the primary concessions, in compliance with the policy of implementation of Land Digital Television (TDT) in Mexico, which are channels 24 and 25 in Mexico City, D.F. and channels 31 and 33 in the city of Guadalajara, Jal., which will be installed in 2005. Once channel 25 from Mexico City, D.F., is installed and placed into operation, TV Azteca must return channel 53 to the SCT due to its having fulfilled the purpose for which it was granted.

Applications for acquiring a concession are submitted to the SCT, which carries out a formal review process of all the applications in question, after which it publishes a summary of the application selected (followed by a second publication of this summary 10 days later). For a period of 30 days after the second publication, any third party may object to the granting of the concession. After the expiry of a period of 30 days, the SCT grants the concession to an applicant. The term of the concession may be up to 30 years, although the majority of the terms are currently 18 years.

The SCT may revoke a concession if the concessionaire performs any of the following activities:

•	changes the location of its broadcasting equipment without the approval of the SCT;

•	broadcasts on a frequency other than the assigned frequency without the approval of the SCT;

•	transfers the concession, the rights arising therefrom or any broadcasting equipment relating thereto without the approval of the SCT;

•	suspends broadcasting from its principal station for a period longer than 60 days;

•	takes any action that violates the terms of its concessions;

•	amends its bylaws and fails to comply with the Mexican Federal Radio and Television Law;

•	transfers, grants in pledge or allocates to or for the benefit of any foreign person in any manner, wholly or partially, the concession or any of the rights arising therefrom or any broadcasting equipment relating thereto:

•	provides goods or services relating to the concession to enemies during wartime;

•	changes its jurisdiction to a foreign jurisdiction; or

•	requests protection from a foreign government, individual or entity;

•	does not provide the service that is the subject of the concession on a regular basis;

•	transfers shares of its capital stock or executes agreements that affect or encumber the Concession without prior authorization from the SCT;

•	refuses, without just cause, to run the Mexican Government Time broadcasts;

•	refuses, without just cause, to grant the inspectors from the SCT and the Ministry of the Interior (“SEGOB”) access to its installations;

•	is sanctioned on three occasions for any of the following causes: (i) does not carry out the public service coverage under the terms of condition Three of the Concession Title; (ii) does not implement the Land Digital Television technology using the A/53 standard of ATSC; (iii) when formally assisting with the research and development projects in the country, does not provide the SCT and SEGOB all the data, reports and documents that they request from it within the periods provided for by law; (iv) does not maintain the equipment necessary for the operation of the stations in proper condition or does not comply with the provisions of the SCT for the elimination of interference damaging to other systems; (v) does not use the signal transmission systems authorized by the SCT for transmitting and receiving its broadcasting signals;

•	is sanctioned on three occasions within a one-year period for violations of the same obligation, in the following cases: (i) Not providing the SEGOB and SCT inspectors with the facilities for inspection of the stations; (ii) not broadcasting the State Time with the same quality as its normal broadcasts; (iii) marketing the State Time in any way, or within the scope of elections, not complying with the provisions of the Federal Code of Institutions and Electoral Procedures; (iv) not broadcasting tax time or paying the 12.5% income tax; (v) in the event of disaster, not directing the broadcasts in coordination with the proper authorities for the purpose of preventing greater damage or remedying the damage already caused; (vi) when broadcasting programs and advertising not appropriate for children and youths, this programming must be announced as such at the time of the broadcast in question; (vii) broadcasting advertising regulated by the Health Act without prior authorization from the Ministry of Health; (vii) broadcasting religious advertising and programs without the authorization of the Ministry of the Interior; (viii) broadcasting advertising or programs that constitute discrimination and violate human dignity, the purpose of which is to nullify or diminish personal rights and liberties, and (ix) not granting the right of replication.

If a concession is revoked for any of the reasons listed above, the concessionaire legally loses all of its assets in favor of the Mexican government. If a concession is revoked for any other reason, the concessionaire must remove all of its broadcasting assets from their locations granted under license. However, if this occurs, the Mexican government has the right to purchase those assets for a fair price as determined by an independent appraiser. None of TV Azteca’s concessions has ever been revoked.

The concessions may be renewed by the concessionaire at their expiration for a period of up to 30 years. The SCT generally renews the concessions at their expiration, provided that these have been operated in substantial compliance with the governing law. All of our concessions expire on December 31, 2021, because these were renewed by the Mexican

Government pursuant to the Agreement published in the Official Gazette of Mexico on July 2, 2004, for which purpose technological standard A/53 of ATSC was adopted for the transition to Land Digital Television, which shall be completed by December 31, 2021.

For this transition, the SCT will grant each concessionaire an additional channel for running digital broadcasts simultaneous to the analog broadcasts, and at the end of implementation, the concessionaires will return one channel to the Mexican Government. TV Azteca will have the right to 179 additional channels to run the digital broadcasts in question, which will be requested from the SCT in triennial periods until the completion of the installation of the principal and complementary stations, at the latest, on December 31, 2021.

Supervision of Operations

The SCT and the Ministry of the Interior have the right to inspect the broadcasting operations of a concessionaire.

Television programming is not subject to judicial or administrative censorship in Mexico. However, Mexican law and regulations prohibit programs that:

•	are offensive to civic religion;

•	are racially discriminatory;

•	cause corruption of the language;

•	violate proper practices;

•	constitute a defense for violence or crime; or

•	threaten national security, public order or cause alarm or panic to the audience.

According to Mexican regulations, the Office of Radio, Television and Cinematography, a department of the Ministry of the Interior, reviews all television programming (except live programs) before their broadcast and classifies them according to the age group for which the programming is acceptable. Unless otherwise authorized by the Ministry of the Interior, programs classified for adults may only be broadcast after 10:00 p.m.; programs classified for adolescents and adults may be broadcast only after 9:00 p.m.; programs classified for the general public, including children, may be broadcast at any time. Failure to comply with these regulations may be punished with fines that vary from an amount in pesos equivalent to between 500 and 5,000 days of the general minimum wage in force in the Federal District on the date of nonperformance. Mexican regulations also require that broadcasts in a foreign language be approved in advance by the Ministry of the Interior. For these broadcasts, the Mexican government imposes a fee for each hour of rebroadcast non-Mexican programming that is authorized, an annual fee for each channel on which the majority of the programming is produced abroad and, in some circumstances, a fee for each broadcast event that is not a Mexican production. The effect of these fees has not been significant for TV Azteca in the past.

Each concessionaire is required to broadcast up to 30 minutes of government programming per day that contains educational, cultural, social and socially-oriented themes (Mexican Government Time). Historically, the Mexican Government has not used a significant part of this time. In addition, during political campaigns, all registered political parties have the right to purchase time to broadcast political messages at rates that are not higher than those available for commercial advertising.

Advertising Restrictions

Mexican law regulates the type and amount of advertising that may be broadcast on television. Concessionaires are prohibited from broadcasting advertisements that are deceptive. Advertisements for alcoholic beverages (except for beer and wine) may be broadcast only after 10:00 p.m., and advertisements for tobacco products are prohibited by the General Health Act. The advertising of alcoholic beverages must not be excessive in quantity, present minors or show the actual consumption of alcoholic beverages and must be balanced by public service announcements that promote good nutrition and hygiene. The advertisement of certain products and services, including medicines, requires the approval of the Mexican government prior to being broadcast. In addition, the Mexican government must approve all advertisements for the lottery and other similar games of chance.

Mexican law also regulates the amount of advertising that a concessionaire may broadcast. Not more than 18% of the broadcasting time may be used for advertisements on any day. Station identifications also have a maximum duration of two minutes and may appear only once every half hour, except during events whose interruption would be an inconvenience for viewers. The Ministry of the Interior may authorize a concessionaire to temporarily increase the duration of commercial breaks. In the past, TV Azteca has obtained these authorizations for broadcasts aired during the Christmas season.

The SCT establishes the minimum advertising rates. There are no restrictions on maximum advertising rates.

Broadcasting Tax

In addition to paying income tax, all concessionaires are subject to a tax that is payable by granting the Mexican government the right to use up to 18 minutes daily of the concessionaire’s daily broadcasting. This government broadcasting time is not cumulative; any broadcasting time not used by the Mexican government on any day is lost. As in the case of the 30-minute requirements to which reference is made in the Section titled “Supervision of Operations” above, the Mexican government historically has not used a significant part of the time available for it. In any event, the use of the time must be distributed proportionally and equitably throughout the concessionaire’s daily program, but it must not have a significant adverse effect on the concessionaire’s operations.

Foreign Ownership

There are some restrictions on the foreign ownership of shares of Mexican companies in some economic sectors, including television broadcasting. Under the Mexican Foreign Investment Law and the Mexican Federal Radio and Television Law, foreign investors (including Mexican companies with foreign shareholders) may not own the capital stock of Mexican television concessionaires (except through “neutral investment” stocks or instruments, such as CPOs).

Border Stations

Broadcasts from television stations located on the Mexico-United States border are governed by a bilateral treaty signed by the governments of the two countries. The Agreement for the Assignment and Use of Television Channels in the Frequency Range of 470-806 MHz along the Mexican Border with the United States establishes criteria with which all border stations must comply with regard to the transmitter power, the antenna height and the distances permitted from the border. TV Azteca believes that it is in compliance with all aspects of the treaty.

Azteca America

FCC Regulations – General

The United States communications industry, including the operation of television broadcasting stations and networks, is subject to federal regulations, specifically to the Communications Act of 1934, which is currently in force, and the rules and regulations promulgated in accordance with this Act by the FCC (the “Communications Act”). This Communications Act authorizes the FCC, among other things, to regulate some aspects of the broadcasting of programming and the relationship between the television broadcasting networks and their affiliate television broadcasting stations.

Foreign Ownership of Television Broadcasting Stations in the United States

The Communications Act prohibits the issue of a broadcasting license to, or the holding of a broadcasting license by, a foreign company, which is any company of which more than 20% of its capital stock is owned or nominally owned or voted by non-United States citizens or their representatives or by a foreign government or a representative thereof or by any company established under the laws of a foreign country. The Communications Act also authorizes the FCC, if the FCC determines that it would be for the benefit of the public, to prohibit the issue of a broadcasting license to, or the holding of a broadcasting license by, any company controlled directly or indirectly by any other company of which more than 25% of its capital stock is owned or nominally owned or voted by foreigners. The FCC has issued interpretations of the existing law under which these restrictions, on a modified basis, are applied to other forms of commercial organizations, including joint ventures.

Other Television Broadcasting Regulations in the United States

The FCC regulates television broadcasting stations, which generally must apply to the FCC for renewal of their licenses every eight years. The renewal will be granted provided the FCC finds that (i) the station has served for the benefit of the public; (ii) there are no serious violations by the licensee of the Communications Act described above or of FCC rules; and (iii) there have not been other violations by the licensee of this Communications Act or of FCC rules that, considered in conjunction, indicate a pattern of abuse. The FCC also administers other aspects of television broadcasting regulations, including the following: restrictions on the ownership of multiple media subdistributors in a market or nationally; limits on the amount of commercial advertising during programming for children; requirements that stations air a certain amount of informational or educational programming aimed at children; restrictions on “indecent” programming; and requirements that affect the availability and cost of political advertising time. In addition, the FCC rules that govern network affiliation agreements require that a licensee of a television broadcasting station reserve the right to refuse or reject programming from the network in certain circumstances or replace programming that the licensee reasonably considers to be of greater local or national importance. Violations of FCC rules and regulations may result in significant monetary losses, periodic reporting conditions, renewal of a short-term license and, in extraordinary cases, denial of the renewal of a license or revocation of the license.

Other Regulatory Considerations in the United States

The foregoing is not intended to be a complete discussion of all the provisions of the above-mentioned Communications Act or other congressional laws or the rules, regulations and policies of the FCC. For additional information, reference should be made to the Law itself, other congressional laws, rules, regulations and public announcements promulgated periodically by the FCC. There are additional FCC and other federal agency regulations and policies that regulate political broadcasts, programming of public issues, advertising broadcasts and other matters that affect TV Azteca’s operations in the United States.

Assets

Broadcasting, Production and Office Installations

TV Azteca’s assets consist mainly of broadcasting, production and office installations, all of which are located in Mexico. The main offices of TV Azteca, comprised of 42,250 square meters, which it owns, are located in Mexico City.

TV Azteca owns and operates all of its 344 broadcasting installations (buildings and broadcasting towers) and all broadcasting equipment located at those installations. Approximately 28% of the sites on which these broadcasting installations are located are owned by TV Azteca, and the rest are leased. From its privatization until December 31, 2004, TV Azteca has invested approximately Ps.$882 million in the purchase of new transmitters.

In February of 2000, TV Azteca, along with its subsidiary, Televisión Azteca, executed a 70-year tower project contract (the “Tower Project Contract”) with a Mexican subsidiary of ATC for space not used by TV Azteca in its operations. This contract, which was approved by the SCT, covers up to 190 of TV Azteca’s broadcasting towers. In consideration for the payment of an annual fee of US$1.5 million and for a loan of up to US$119.8 million under ATC’s Long-term Credit Line (as defined in the section “Financial Information”), TV Azteca granted ATC the right to market and lease unused space from TV Azteca’s towers to third parties (including to subsidiaries of TV Azteca) and to collect on behalf of ATC all income related thereto. TV Azteca maintains full ownership of the towers and continues to be responsible for the operation and maintenance of the towers. After the expiration of the initial 20-year term of ATC’s Long-term Credit Line, TV Azteca has the right to purchase from ATC, at fair market value, all or part of the income and assets relating to ATC’s marketing and leasing rights on any date upon proportional payment of the unpaid principal under ATC’s Long-term Credit Line.

The television production operations of TV Azteca are concentrated in two production studios owned by TV Azteca and located in Mexico City: the installations of Estudios Ajusco and of Azteca Digital. The Estudios Ajusco installations are located in the same place as the main offices of TV Azteca.

TV Azteca acquired an office building in Mexico City in 1997, located next to its main offices, for approximately US$25.9 million, with a mortgage loan that matured and was paid on December 18, 2003. Sources for the payment were US$5.9 million in cash from TV Azteca and approximately US$20 million from an amortizable mortgage loan denominated in pesos with a maturity of December 18, 2008. TV Azteca has relocated part of its programming operations to the new building and has rented part of it to third parties. One of the towers of this building is currently being leased to Unefon under a 10-year lease agreement dated May 22, 1998, which is renewable for an additional 10-year period via notice issued at least 180 days prior to the expiration. The annual fee payable to TV Azteca under the Unefon lease is approximately US$2.5 million (See “Administration – Operations with Related Parties and Conflict of Interest”).

In October of 2001, TV Azteca acquired additional real estate in Mexico City, located next to its main offices, for approximately US$4.0 million. TV Azteca built a new parking facility for its employees and for the La Academia house on this property.

Satellites

Pursuant to the contracts executed with Satélites Mexicanos, S.A. de C.V. dated January 1, 2002, Televisión Azteca uses the satellite transmission services (fixed and mobile) provided to it by Satélites Mexicanos, S.A. de C.V., through the Satmex5 satellite, which is owned by the latter. Its services are used by Televisión Azteca to broadcast its telecommunication signals throughout the country.

The service contracts executed between Satélites Mexicanos, S.A. de C.V. and Televisión Azteca have a mandatory term of 6 years, which expires in 2007, and the annual fee for the use of its satellite capacity is approximately US$2 million.

Currently, Televisión Azteca is in the process of terminating the aforementioned contracts. For this purpose and in order to continue with its operations, Televisión Azteca has executed a lease agreement for satellite capacity with Telecomunicaciones de México (a decentralized regulatory agency of the Federal Government), for the latter to provide the service that Satélites Mexicanos, S.A. de C.V. had been providing. The agreement with Telecomunicaciones de México is executed in 2005 and is automatically and successively renewable for annual periods. The annual fee for the lease of satellite capacity contracted with Telecomunicaciones de México is approximately US$1.9 million.

Insurance

TV Azteca maintains extensive insurance coverage on its offices, equipment and other assets, subject to the normal deductibles and limits, against natural disasters and other similar events.

ii) Patents, Licenses, Trademarks and other Contracts

TV Azteca is the owner of a large number of trademarks. Those that we consider to be the most important include the institutional trademarks, i.e., TV AZTECA, AZTECA DIGITAL, AZTECA NOVELAS, AZTECA TRECE, AZTECA SIETE, FUNDACION AZTECA and ATLÉTICO MORELIA.

Likewise, all the programs and soap operas produced by TV Azteca have trademarks.

In accordance with the Industrial Property Law, the trademarks do not expire if they are renewed every 10 years, as counted from the date of submission of the application for the trademark. In our case, the majority of our trademarks were renewed in 2004. The trademarks owned by TV Azteca are considered to be important by the company, because they are intangible assets of great value to it.

TV Azteca’s contracts executed with related parties are described in the Section titled “Transactions with Related Parties and Conflict of Interest” contained in the “Administration” Chapter.

AIC has executed a transaction and related contracts agreement with the subsidiaries of Pappas (See “The Company – Description of Business – Principal Activity, Channels of Distribution, Principal Assets and Market Information”).

iii) Principal Clients

In 2004, the most important advertisers of TV Azteca were: Ponds de México, Procter & Gamble, Teléfonos de México, Cervecería Modelo, Cervecería Cuauhtémoc Moctezuma, The Coca-Cola Export Corp., General Motors de México, Bimbo, CPIF Venture Inc., Pegaso Pcs, Bayer de México, Cosbel, Nestlé México, Grupo Galaxy Mexicana, Nissan Mexicana, Frontier Trading Inc., Productora de Cosméticos, Kimberly Clark de México, Bestfoods, Volkswagen de México, Smithkline Beecham México, Kellogg de México, Danone de México and Grupo Warner Lambert, of which the five most important, in conjunction with their subsidiaries, represented 14% of TV Azteca’s net income. The termination of TV Azteca’s relationship with any of its principal advertisers may have a negative effect on its operating profits.

iv) Governing Law and Tax Position

Exchange Rate Controls

Since November 11, 1991, Mexico has had a free foreign exchange market. Before December 21, 1994, Banco de México maintained the peso-United States dollar exchange rate within a range prescribed by the Mexican government via intervention in the foreign exchange market. On December 21, 1994, the Mexican government announced its decision to suspend the intervention of Banco de México and to permit the peso to float freely against the United States dollar. The factors contributing to the decision included the size of Mexico’s current account deficit, the level of Banco de México’s foreign currency reserves, the elevated interest rates for other currencies, especially the United States dollar, and the decreased confidence of international investors in the Mexican economy due to political uncertainty. The decision of the Mexican government caused a significant devaluation of the peso against the United States dollar. The devaluation caused a certain number of adverse effects on the Mexican economy that, in turn, adversely affected the financial position and the operating profits of TV Azteca. Interest rates in Mexico increased substantially, thus increasing the cost of loans. Additionally, in response to the adverse effects of the devaluation, the Mexican government established a program for recovery of the economy designed to control the supply of money, increase national savings, discourage consumption and reduce public spending in general. Foreign investment in Mexico by private sources decreased significantly.

In 2001, the peso was quoted at Ps.$9.16 per United States dollar on December 31, 2001, a decrease of 5.1% in its value since December 31, 2000. In 2002, the peso was quoted at Ps.$10.395 per United States dollar on December 31, 2002, a decrease of 13.5% in its value since December 31, 2001. In 2003, the peso was quoted at Ps.$11.232 per United States dollar on December 31, 2003, a decrease of 8.0% in its value since December 31, 2002. In 2004, the peso depreciated 1% at Ps.$11.151 per United States dollar on December 31, 2003. We cannot guarantee that the Mexican government will maintain its current policies with regard to the peso or that the peso will not depreciate or will appreciate additionally in a significant manner in the future.

Limitations that Affect Holders of Securities

Foreign ownership of shares of Mexican companies is generally regulated by the Regulations of the Foreign Investment Law and the Law on the National Registration of Foreign Investments (the “Foreign Investment Regulations”).

The Foreign Investment Law reserves certain economic activities exclusively for the Mexican state and reserves certain other activities (including television and radio broadcasting) exclusively for Eligible Mexican Holders, consisting of Mexican individuals and Mexican companies whose articles of incorporation contain a foreigner exclusion clause. However, the Foreign Investment Law establishes that the Office of Foreign Investments may authorize the issue of “neutral” shares or other “neutral” capital securities (the “Series N Shares”).

In accordance with the Foreign Investment Law, the holders of Series N Shares may or may not have voting rights. If they have voting rights, these must be limited. Series N Shares may be owned by national or foreign entities. Investments in N Shares or Securities by foreign entities are not considered to be a foreign investment, but rather, a “neutral” investment.

In order to comply with these restrictions, TV Azteca has limited the ownership of its A Shares and D-A Shares to Eligible Mexican Holders and to lending institutions that act as trustees (such as the CPO Trustee), in accordance with the Foreign Investment Law and Regulations, and TV Azteca has obtained the authorization of the Office of Foreign Investments to issue D-L Shares, Series L Shares (the “L Shares”) and the CPOs, all of which qualify as neutral investment Shares. A holder that acquires A Shares in violation of these restrictions on non-Mexican ownership will not have any shareholder’s rights with respect to those A Shares. The D-A Shares will be subject to the same ownership restrictions as the A Shares. However, the foregoing limitations do not affect the ability of foreign investors to hold A Shares and D-A Shares through CPOs, because these CPOs constitute a “neutral investment” and do not affect the control of TV Azteca, in accordance with the exceptions contained in the Foreign Investment Law.

The Foreign Investment Law and Regulations require that TV Azteca register any foreign owner of CPOs, or the depository applicable to any ADRs, with the National Foreign Investment Registry. A foreign owner of CPOs that has not been registered does not have any voting rights for the underlying shares of the CPOs, which would otherwise have voting rights or the right to receive dividends with regard to the underlying shares of the CPOs. For this purpose, TV Azteca has registered the Depository for the ADRs and the CPOs (and the A Shares, the D-A Shares, the D-L Shares (and, after conversion, the L Shares), as may be applicable, represented by these).

In addition, the limitations established by the Foreign Investment Law and the Mexican Federal Radio and Television Law establish restrictions on foreign ownership of shares of Mexican companies that hold radio and television concessions, such as those held indirectly by TV Azteca. With regard to the initial public offering of TV Azteca, TV Azteca obtained approval from the CNBV for the restructuring and subsequent public transaction of the CPOs, and from the Office of Foreign Investment for the establishment of the Mexican trust for the CPOs (the “CPO Trust”), created in August of 1997. In accordance with the bylaws of TV Azteca and the Mexican Federal Radio and Television Law, foreign states and governments are prohibited from owning shares of TV Azteca, and, therefore, they are prohibited from being owners or registered owners of A Shares, D-A Shares, D-L Shares, L Shares, CPOs or ADRs. TV Azteca has been informed by its Mexican legal advisor, Jáuregui, Navarrete and Nader, S.C., that the ownership of A Shares, D-A Shares, D-L Shares, L Shares, CPOs or ADRs by pension or retirement funds organized for the benefit of employees of state or municipal government agencies or other non-Mexican government agencies will not be considered to be ownership by foreign states or governments for the purposes of the bylaws of TV Azteca or the Mexican Federal Radio and Television Law.

Taxes

The following summary contains a description of the principal consequences of the Mexican federal income tax on the purchase, ownership and sale of the CPOs or ADRs, but it is not intended to be an overall description of all the tax considerations relating thereto. In particular, this summary pertains only to holders that will hold the CPOs or ADRs as assets and does not refer to the tax treatment of a holder that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, securities or foreign currency brokers, securities operators that choose to use a market value adjustment accounting method for their securities holdings, persons who will hold the CPOs or ADRs as part of an integrated investment (including a “compensated risk position”) comprised of the CPOs or ADRs and one or more other positions, certain United States expatriates or United States ex-residents, persons that have a “functional currency” that is not the United States dollar or persons who are owners or are treated as owners of 10% or more of the shares with voting rights (including CPOs) of TV Azteca.

This summary is based on the Mexican tax laws in force on the date of this Annual Report, including the provisions of the treaty to prevent double taxation executed between the United States and Mexico (the “Tax Treaty”), which is subject to changes (possibly with retroactive effect). The holders of the CPOs or ADRs must consult their own tax advisors with regard to the United States or Mexican federal tax consequences or other tax consequences of the purchase, ownership and sale of the CPOs or ADRs, including, in particular, the effect of any foreign state or local tax laws.

As used herein, the term “American Holder” means the owner of the CPOs or ADRs that is, for the purposes of the United States federal income tax: (i) an individual who is a citizen or resident of the United States; (ii) a company or partnership that has been created or established in accordance with the laws of the United States or any political subdivision thereof; (iii) an estate whose income is subject to the United States federal income tax regardless of its origin; or (iv) a trust if (a) a court in the United States may exercise primary supervision over the administration of the trust and (b) one or more American persons is authorized to control all the important decisions of the trust. Notwithstanding the previous statement, to the extent established in the United States Treasury Regulations, some trusts existing on August 20, 1996, and treated as American persons prior to that date that choose to continue being treated as American persons and that are owners of the CPOs or ADRs, will also be American Holders.

The term “Non-American Holder” will mean the owner of the CPOs or ADRs that is not an American Holder.

As used herein, the term “Foreign Holder” means a holder of the CPOs or ADRs that is not a resident of Mexico and that will not hold the CPOs or ADRs or an interest therein in relation to running a business or operation through a permanent establishment in Mexico.

For Mexican taxation purposes, an individual is a Mexican resident for tax purposes if he has established his domicile in Mexico. If he has a permanent domicile in another country, he will still be considered as a Mexican resident for tax purposes if the location of the vital economic interests of this person is in Mexico. The location of the vital economic interests will be considered to be in Mexico (a) when more than 50% of the gross income of this non-resident individual arises from Mexican sources of income or (b) when the center of the professional activities of this person is in Mexico. A legal entity is a Mexican resident if it was established under Mexican law or if it maintains the principal administration of its operations or the actual location of its administration in Mexico. It is presumed that a Mexican citizen is a Mexican resident, unless this individual or legal entity can prove otherwise.

If it is considered that a non-Mexican resident has a permanent establishment in Mexico, all income attributable to this permanent establishment will be subject to Mexican taxes under the applicable tax laws.

In general, for tax purposes in the United States, the holders of ADRs and CPOs will be considered to be owners of the A Shares, D-A Shares, D-L Shares, and the latter L Shares after their conversion, represented by these ADRs or CPOs.

The spin-off carried out by TV Azteca on December 19, 2003, was not an event subject to taxes for purposes of the income tax in Mexico.

Shareholders of TV Azteca that are not Mexican residents that receive Shares of Unefon Holdings relating to the spin-off will not be subject to the personal income tax, the corporate income tax or the value added tax.

TV Azteca will not be subject to the Mexican income tax in the transfer of resources in favor of Unefon Holdings as a result of the spin-off, provided that at least 51% of the shares of TV Azteca and of Unefon Holdings subscribed and paid-in with voting rights are held by the same shareholders for a period of three years counted from the year immediately prior to the date on which the spin-off is carried out. During this period, these shareholders must maintain the same proportion that they had in the parent company before the spin-off.

In addition, if as a consequence of the spin-off more than 51% of the assets of either TV Azteca or Unefon Holdings are monetary assets, the spin-off will be considered for Mexican tax purposes as a redemption of taxed capital. Neither Unefon Holdings nor TV Azteca believes that this event has occurred.

There is no stamp tax, issue tax, registration tax or similar taxes or fees that must be paid by the shareholders of Unefon Holdings in relation to the spin-off.

With regard to the tax effects for foreign shareholders, the tax attorneys of TV Azteca in the United States informed it that the spin-off may be an event subject to taxes when the spin-off becomes effective. However, each foreign shareholder must consult with its tax specialist about the tax implications of the spin-off under the laws that are applicable to each shareholder.

Tax Considerations Relating to the Unsecured Promissory Notes from TV Azteca

Mexican Tax Considerations

Taxes on Interest and Principal

According the Mexican tax law and the rules promulgated thereunder that are in force for 2004, interest payments made by TV Azteca in relation to the Unsecured Promissory Notes from TV Azteca (including principal payments above the issue price of the Unsecured Promissory Notes from TV Azteca that, under Mexican law, are considered to be interest) to a Foreign Holder will generally be subject to a Mexican withholding tax taxed at a rate of 4.9%, with the understanding that the Unsecured Promissory Notes are placed through banks or brokerage firms in a country that has executed a treaty with Mexico to prevent double taxation, are registered in the Special Section of the RNV and comply with the various information requirements issued by the tax authorities. If the requirements are not satisfied, the applicable rate will be 10%.

Notwithstanding the foregoing, under Rule 3.238 of the miscellaneous tax resolution issued by the Ministry of the Treasury and Public Credit published in the Official Gazette of Mexico on April 30, 2004 (the “Rule”), the tax rate will be 4.9% only if (i) the Unsecured Promissory Notes from TV Azteca continue to be registered in the Special Section of the RNV, (ii) TV Azteca submits general information about the placement to the Ministry of the Treasury and Public Credit in a timely manner within the first 15 days after the placement, (iii) TV Azteca submits information pertaining to the amount of interest paid on the Unsecured Promissory Notes from TV Azteca and the date of this payment to the Ministry of the Treasury and Public Credit within the first 15 business days of July and October of 2003 and January and April of 2004, and declares that no party related to TV Azteca (as these terms are defined in the Rule) or shareholder with more than 10% of shares with voting rights, jointly or separately, directly or indirectly, is the owner of 5.0% or more of the total amount of each interest payment and (iv) TV Azteca keeps records documenting compliance with the above clauses. TV Azteca expects that these requirements will be satisfied while Rule 3.23.8 remains in force. If the requirements of Rule 3.23.8 are not satisfied, the withholding tax on the interest payment on the Unsecured Promissory Notes from TV Azteca will be determined at the rate of 10%. According to the Rules, if any information has not been submitted, spontaneous compliance with these rules may be carried out on or before March 31, 2004, provided that the rest of the requirements have been satisfied in a timely manner. The Rules, together with other tax regulations, are issued annually. Therefore, no guarantee can be given that the Rules will be extended or that equivalent rules will be issued.

According to Mexican tax law, interest payments made by TV Azteca on the Unsecured Promissory Notes from TV Azteca to foreign pension or retirement funds will be exempt from Mexican withholding taxes, provided that the fund (i) is the actual beneficiary of the interest, (ii) is duly established in accordance with the laws of its country of origin (regardless of the type of organization), (iii) is exempt from the income tax in that country, and (iv) is duly registered with the Ministry of the Treasury and Public Credit for this purpose.

The holders or owners of Unsecured Promissory Notes from TV Azteca may be asked, subject to the exceptions and limitations specified, to provide certain necessary information or documentation to allow TV Azteca to establish the appropriate Mexican withholding tax rate applicable to these holders or owners with regard to interest payments on the Unsecured Promissory Notes from TV Azteca. If the information or documentation specified relating to the holder or owner, if this is requested, is not provided before the payment of any interest to this holder or owner, TV Azteca may withhold the Mexican tax on this interest payment to this holder or owner at the maximum applicable rate (currently 10.0%), but its obligation to pay additional amounts under the Bond Indenture of TV Azteca pertaining to these withholding taxes will be limited.

Under Mexican tax law and the Rules, a Foreign Holder will not be subject to any Mexican withholding tax or similar tax with regard to principal payments made by TV Azteca relating to the Unsecured Promissory Notes from TV Azteca.

Taxes on the Sales of Unsecured Promissory Notes from TV Azteca

The capital gains resulting from the sale or other taxable transfer of the Unsecured Promissory Notes from TV Azteca by a Foreign Holder will not be subject to income taxes or other Mexican taxes.

Other Taxes

A Foreign Holder of Unsecured Promissory Notes from TV Azteca will not be liable for state tax, gift tax, inheritance tax or similar Mexican taxes with regard to its holding, nor will it be liable for the stamp tax, registration tax or similar Mexican taxes relating to the acquisition, ownership or transfer of these promissory notes.

Tax Considerations Relating to CPOs and ADRs

Taxes on Dividends

Mexican Tax Considerations

Dividends paid to Foreign Holders relating to the Shares represented by ADRs or CPOs are not subject to the withholding of Mexican income tax.

Taxes on the Sale of CPOs or ADRs

Mexican Tax Considerations

Deposits of CPOs in exchange for ADRs and withdrawals of CPOs in exchange for ADRs will not give rise to any Mexican tax or transfer fees.

Profit on the sale of ADRs, CPOs or Shares by Foreign Holders through the BMV or any other securities exchange located in a country that has executed a treaty with Mexico to prevent double taxation are generally exempt from Mexican taxes. Conversely, profit on the sale of ADRs, CPOs or Shares made by Foreign Holders through any other securities exchange are subject to the Mexican tax at a rate of 25% on the gross amount of the transaction or 33% on the profit. The profit on sales or other taxable transfers of ADRs, CPOs or Shares made under other circumstances would also generally be subject to the Mexican tax, regardless of the nationality or residence of the transferor.

Under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from the payment of the Mexican tax on the profit from the sale or other taxable transfer of ADRs, CPOs or Shares in a transaction that is not executed on the BMV or any other authorized securities market, provided that the holder has not directly or indirectly owned 25% or more of the capital stock of the company (including ADRs and CPOs) at any time during the 12-month period prior to this sale or transfer.

Other Mexican Taxes

There is no inheritance tax, gift tax, estate tax or value added tax applicable to the ownership, transfer, exchange or sale of Unsecured Promissory Notes from TV Azteca, ADRs or CPOs by Foreign Holders, even when the transfer of CPOs free of charge may, in some circumstances, result in the imposition of a Mexican federal tax on the recipient. There are no stamp tax, issue tax, registration tax or similar Mexican taxes or fees payable by holders of ADRs or CPOs.

The fees paid in stock-market brokerage transactions for the sale of CPOs on the BMV are subject to a value added tax of 15%.

v) Human Resources

On December 31, 2004, TV Azteca had 5,928 persons providing services to it: 2,631 worked as independents (of which 426 worked in production), 1,933 performed administrative functions, 274 were managers or executive officers, 315 worked in sales and 775 were unionized. Approximately 23% of the new hires in 2004 were independent employees.

Approximately 56% of the permanent employees are represented by the television guild, and a lesser number of employees is represented by the actors guild or the musicians guild. Under Mexican law, the terms of compensation of the contracts executed between TV Azteca and its unionized employees are subject to annual renegotiation. All other terms of the contract are renegotiated every two years.

TV Azteca believes that its relationships with the personnel who provide services to it are good. TV Azteca has never been given notice of a strike.

vi) Environmental Performance

Neither the operations nor the activities performed by TV Azteca are subject to any type of environmental regulation.

vii) Corporate Structure

Azteca Holdings, which is controlled by Ricardo B. Salinas Pliego, is the owner of the majority (52%) of the outstanding shares of TV Azteca and Alternativas Cotsa5, which is a subsidiary of Azteca Holdings (at 99.99%) and is the owner of 3.0% of the total of the outstanding shares of TV Azteca, which have full voting rights. TV Azteca has six principal subsidiaries (at 99.99%), which are a Delaware, United States company, AIC, and five Mexican companies: Televisión Azteca, Producciones Exclusivas (formerly Azteca Digital), Grupo TV Azteca, TV Azteca Comercializadora and Red Azteca. In addition, TV Azteca has 21 additional subsidiaries.

Besides its television broadcasting operations, TV Azteca is the owner of a 50% interest in Todito.com, a Mexican company that operates a Spanish-language internet portal, internet connection service and electronic commerce market. Todito’s web site is www.todito.com.6

[5]	On August 24, 2004, the merger of GRUPO COTSA, S.A. de C.V., as the surviving company and RTC CINES, S.A. de C.V., REMODELACION Y CONSTRUCCION, S.A. de C.V., SERVICIOS CORPORATIVOS CINEMATOGRAFICOS, S.A. de C.V. and ALTERNATIVAS COTSA, S.A. de C.V., as the merging companies, was approved at the extraordinary meeting of the shareholders of Grupo Cotsa (now Grupo de Desarrollo Inmobiliario Salinas), with the latter companies ceasing to exist as a result of the merger and GRUPO COTSA, S.A. de C.V. surviving. In accordance with the provisions of Sections V, VI and VII of Article 228 Bis of the LGSM, this spin-off will take effect on August 4, 2005.
[6]	Via the extraordinary meeting of the shareholders of Todito held on May 31, 2005, the spin-off of Todito was approved, and Todito no longer exists as a result of the spin-off, giving birth to two corporations under the names AZTECA WEB, S.A. de C.V. (“AZTECA WEB”) and TODITO CARD, S.A. de C.V. (“TODITO CARD”), which will be the companies spun off. Once this spin-off is effective vis-à-vis third parties, in accordance with the requirements of Sections V, VI and VII of Article 228 Bis of the LGSM, TV Azteca will remain the majority shareholder of AZTECA WEB, and UNIVERSIDAD CNCI of TODITO CARD.

Until December of 2003, TV Azteca was the owner of the shares representative of 46.5% of the capital stock of Unefon and of the shares representative of 50% of the capital stock of Cosmofrecuencias, which are now owned by Unefon Holdings, a company spun off from TV Azteca via a decision of the shareholders at the extraordinary shareholders’ meeting of TV Azteca held on December 19, 2003 (See “The Company – Recent Events – Unefon Holdings”). On the date of this Report, TV Azteca is no longer the owner of shares of Unefon or of Cosmofrecuencias, for which reason the investors should refer to the annual report of Unefon for the financial year ending December 31, 2004, which is available to the public on the BMV’s web site (www.bmv.com.mx).

viii) Judicial, Administrative or Arbitration Proceedings

TV Azteca

Agreement with Pappas

In July of 2001, AIC and Pappas Southern California executed a capital option agreement under which AIC was granted an option to purchase an interest in Pappas Southern California. The option was exercised by AIC on May 21, 2002. AIC’s acquisition of an interest in Pappas Southern California was not finalized by the parties on the closing date provided for.

In July of 2002, AIC filed a complaint against Pappas Southern California in the Tribunal of the Delaware Office of Foreign Relations, which sought to obtain the enforcement of the capital option agreement. In addition, in July of 2002, Pappas Southern California and its wholly-owned subsidiary that holds the FCC license to operate the Los Angeles station (jointly, the “PSC Entities”) filed a complaint in the state court of California against AIC and TV Azteca, which sought to obtain a ruling that these parties had no right to acquire any part of the capital of Pappas Southern California under the option agreement. The parties subsequently agreed to suspend the action in California. The hearings in this judicial proceeding were scheduled for December of 2002.

Pappas also alleged that AIC had violated its station affiliation agreements executed with its subsidiaries in the television markets of Los Angeles, San Francisco, Houston and Reno. In response, AIC filed a separate complaint in the state court of New York against Pappas Southern California and the subsidiaries of Pappas that operate the San Francisco, Houston and Reno stations to prevent the termination of the station affiliation agreements. The entities controlled by Pappas filed counterclaims against AIC, which sought to obtain a ruling that they had the right to terminate the station affiliation agreements.

On November 27, 2002, TV Azteca and Pappas executed an agreement to settle all the pending cases and all related disputes. On February 11, 2003, TV Azteca and Pappas executed a transaction agreement. With regard to the resolution of these pending matters, TV Azteca and Pappas also executed various agreements that will govern their future relationship. These agreements include a new promissory note issued by Pappas in favor of TV Azteca, a LMA that governs, in some circumstances, AIC’s operation of its subsidiary in Los Angeles and a purchase option agreement that grants AIC the right, subject to obtaining of all the necessary approvals, to acquire all the assets of its Los Angeles subsidiary. Besides these agreements, Pappas and AIC have amended their existing station affiliation agreements and have executed new station affiliation agreements (See “The Company – Description of Business – Principal Activity, Channels of Distribution, Principal Assets and Market Information”).

EchoStar

On June 25, 2002, EchoStar filed a lawsuit against TV Azteca in the United States District Court for the Southern District of New York. EchoStar alleged that TV Azteca was in violation of the exclusivity provisions of the EchoStar contract because Azteca America Programming (which contains parts of Azteca 13 Programming) was rebroadcast by certain affiliate stations of AIC on local cable systems and other satellite systems. EchoStar sought to obtain a preliminary and permanent court order that, among other things, would prevent TV Azteca from directly or indirectly distributing any part of Azteca 13 Programming to cable and satellite operators (other than EchoStar) in the United States. On July 9, 2002, TV Azteca executed a voluntary commitment, in accordance with which the Court declared that any new United States affiliates (signed on July 1, 2002) would not exercise their “broadcasting” rights or “rebroadcast consent” to broadcast Azteca America Programming via cable or DTH satellite. This commitment expired on April 13, 2003, after the Court denied EchoStar’s request for a preliminary court order on April 3, 2003. On December 20, 2002, TV Azteca filed an answer, which denied the allegations of EchoStar’s complaint. TV Azteca also filed counterclaims which argued that if the Court finds that EchoStar’s interpretation of the contract was correct, the contract must be rescinded due to a unilateral error regarding the understanding of the significant terms of the contract, or due to the fact that there was no agreement regarding the significant terms. On March 18, 2005, TV Azteca and EchoStar reached an agreement, terminated all their legal disputes and signed a new distribution contract (See “The Company – Description of Business – Principal Activity, Channels of Distribution, Principal Assets and Market Information – EchoStar Contract”).

Channel 40

In December of 1998, TV Azteca executed a strategic partnership agreement with TVM and TVM’s subsidiary, CNI, for the operation of a television channel that broadcasts throughout the entire metropolitan area of Mexico City through UHF Channel 40, for a minimum term of three years and up to 10 years. TV Azteca agreed to pay CNI, on a quarterly basis, 50% of the earnings before interest, taxes, depreciation and amortization (“EBITDA”), as defined in the agreement that governs the joint venture, generated by Channel 40. TV Azteca advanced US$15.0 million of this payment to CNI in a series of installments paid in 1998 and 1999. In accordance with the terms of the joint venture, TV Azteca agreed to provide substantially all the programming of Channel 40 and to sell all the advertising time for Channel 40. TV Azteca also established a 10-year credit line for US$10.0 million for CNI, secured by shares of TVM, with a grace period of three years for the payment of the principal and interest. As collateral for the loan, 51% of the capital stock of TVM, owned by Javier Moreno Valle, a majority shareholder and the sole director and C.E.O. of TVM, was granted in pledge. TV Azteca was also granted an option to purchase up to 51% of the capital stock of TVM beginning in November of 2002, or upon the early termination of the joint venture by CNI or TVM. Under the purchase option, the sales price of the capital stock of TVM will be based on an appraisal of 100% of the shares of TVM that is equal to the greater of US$100.00 million (which amount increases gradually with the passage of time) or 10 times the EBITDA generated by Channel 40 for the 12 months prior to the financial year of the purchase option, less any debt owed by TVM or CNI to TV Azteca on the date on which the option is exercised. On December 31, 2003, the debt owed by TVM and CNI to TV Azteca amounted to a total of approximately US$34.4 million, consisting of US$10.0 million under the credit line, an advance payment of US$15.0 and US$9.4 million comprised of interest on the credit line and additional operating expenses paid to CNI.

In July of 2000, CNI stopped broadcasting TV Azteca’s signal as required by its contractual obligations under the strategic partnership agreement and the Programming, Production and Marketing Agreement. In response to the actions of CNI, TV Azteca filed several complaints in Mexico against TVM, CNI and Javier Moreno Valle for damages and for the enforcement of its purchase option right under the joint venture to acquire up to 51% of the capital stock of TVM.

In July of 2001, the Fifth Civil Court of the Court of Appeals of the Federal District ordered CNI and TVM to pay TV Azteca and Operadora Mexicana de Televisión, S.A. de C.V. (“OMT”) the approximate amount of US$35.0 million for damages. CNI and TVM appealed that judgment, and in October of 2001, the Fifth Civil Court ruled that TV Azteca and OMT did not have the right to receive damages but ordered CNI to return the advances paid in the amount of US$15.0 million. TV Azteca filed a petition for relief with a Circuit Court by means of which it sought to obtain the reversal of the Court’s ruling. In granting the relief petitioned by TV Azteca, the Tenth Circuit Court ordered the Fifth Court to resolve the controversy “exactly as had been proposed.” Thus, in its ruling, the Fifth Court ruled that the damages claimed by TV Azteca and OMT must be claimed under a different cause of action. TV Azteca filed a new petition for relief with the same Court, which was ruled to be inadmissible.

In July of 2002, TV Azteca filed a complaint against Mr. Moreno Valle, which seeks enforcement of the pledge on 51% of the capital stock of TVM. In March of 2004, the Fourth Civil Court of the Court of Appeals of the Federal District issued a ruling on the petition for relief filed by TV Azteca, in which it declared the action filed against Mr. Moreno Valle to be admissible and granted TV Azteca the authorization to sell the shares of TVM. Mr. Moreno Valle filed a new petition for relief against this ruling, which was processed by the First Civil Court of the First Circuit, which ruled in favor of his interests, concluding with a ruling in which the Fourth Civil Court declared the action filed by TV Azteca to be inadmissible.

In November of 2002, TV Azteca petitioned for the bankruptcy of CNI with a Mexican court. In January of 2003, CNI filed its answer to the complaint. This action is awaiting a ruling, with consideration of the fact that CNI was given notice of a strike by the Radio and Television Industry Workers Guild.

In November of 2000, TV Azteca filed an arbitration complaint with the International Court of Arbitration of the International Chamber of Commerce. In this action, TV Azteca sought to exercise TV Azteca’s option to purchase up to 51% of the capital stock of TVM. TVM and Mr. Moreno Valle filed answers to these claims. In December of 2002, an arbitration board issued a decision which concludes that the strategic partnership and the option agreement executed by TV Azteca and CNI are valid, effective and enforceable. TV Azteca believes that this arbitration ruling confirms TV Azteca’s right to operate Channel 40 as provided for in the joint venture and to exercise its right to acquire up to 51% of the capital stock of TVM.

Based on the arbitration ruling issued in December of 2002 by the arbitration board of the International Court of Arbitration, TV Azteca required TVM to hand over its installations, in compliance with the Programming, Production and Marketing Agreement, and employees of TVM and CNI handed over these installations to TV Azteca. After this event, the SCT took exclusive control of the installations and the broadcasting signal of Channel 40.

In December of 2002, CNI filed criminal complaints against the individuals who received the possession of the broadcasting installations for Channel 40. These complaints gave rise to the initiation of criminal proceedings that are currently pending before the Federal Court. No director or executive officer of TV Azteca or its parent company is part of these proceedings.

In January of 2003, CNI filed a petition for relief with the Administrative District Court in the Federal District which seeks to reverse the decision of the SCT to take exclusive control of the site and the broadcasting signal for Channel 40. The Mexican federal district court suspended the decision of the SCT and required TVM to deposit a bond for US$5.0 million for the suspension, which TVM remitted. On January 27, 2003, CNI regained control of the installations and the broadcasting signal for Channel 40. As of the date of this Annual Report, no TV Azteca signal is being broadcast on Channel 40 and the operations of Channel 40 are suspended due to the exercise of the right to strike by the workers of that company.

On February 10, 2003, the SCT imposed a fine of Ps.$210,750 (US$18,700) on TV Azteca for operating the broadcasting installations of Channel 40 without the corresponding permission required by the SCT.

In March of 2003, TV Azteca filed a criminal complaint for fraud against Javier Moreno Valle. The complaint is currently being reviewed by the Attorney General’s Office of the Federal District and we are providing the authorities with information to support our case against Mr. Moreno.

In September of 2004, TV Azteca filed an ordinary commercial action complaint against Televisora del Valle de México, S.A. de C.V. and Corporación de Noticias e Información, S.A. de C.V., demanding enforcement of the agreement for assignment of rights and duties executed with Televisora del Valle de México, S.A. de C.V. and Corporación de Noticias e Información, S.A. de C.V., via which a subsidiary of TV Azteca would perform the operation, marketing and production, among other things, of television Channel 40; and the payment of the damages and interest that we incurred as a result of the interruption of the signal, until compliance therewith. This complaint is substantiated and is pending resolution in first instance.

TV Azteca is actively seeking to exercise its rights to operate Channel 40 and believes that it will have success in its legal actions against CNI and Mr. Moreno Valle. However, the result of these actions cannot be guaranteed. If the Channel 40 case is ruled against TV Azteca, TV Azteca may lose the benefit of all or part of its option to purchase 51% of the capital stock of TVM, the strategic partnership agreement that permits TV Azteca to operate Channel 40 and the income received therefrom. However, in this event, CNI would continue to have a debt with TV Azteca amounting to approximately US$42.0 million as of this date.

La Academia

On October 16, 2002, Gestmusic Endemol, S.A., or Endemol, filed an administrative complaint with the Mexican Industrial Property Institute (“IMPI”), the Mexican agency in charge of the registration of trademarks. Endemol alleges that TV Azteca violated certain provisions of the Industrial Property Law because TV Azteca did not obtain authorization from Endemol for use of the trademark “La Academia,” and that this unauthorized use caused confusion among the general public. Endemol seeks to have TV Azteca abstain from carrying out unfair practices in the future that, it alleges, include the unauthorized use of the trademark registration owned by the plaintiff company, and for the IMPI to impose a sanction upon TV Azteca for its violations. TV Azteca has denied this allegation, assuring that Endemol’s trademark rights do not extend to television programming and that the name is of such a general nature that it is not appropriate for it to have trademark protections. The final resolution of this administrative proceeding is still pending before the IMPI. In addition, TV Azteca has requested that the IMPI declare the trademark of “La Academia” to be invalid, alleging that this trademark is descriptive in nature in the class in which it is registered and of common public use for the services that were registered.

TV Azteca believes that if the administrative claim is ruled against TV Azteca, TV Azteca may be subject to a fine of up to 20,000 days of minimum wage in Mexico City. In addition, the risk that would be involved in a claim for damages requested by Endemol must be considered, because if TV Azteca is ordered to pay damages, these would be for 40% of the profit it has obtained from the sales of La Academia.

Unefon

Unefon and Nortel

Beginning in the second half of 2002, Unefon and Nortel had discrepancies regarding the interpretation of the financing agreement. These discrepancies gave rise to a dispute between both parties that began when Unefon alleged that Nortel had violated its obligations under the financing agreement, the letter of understanding and the supply contract. As a result, in August of 2002, Unefon withheld an interest payment for USD $6 million owed to Nortel and maintained that it was released from its payment obligations under the financing agreement due to the violations committed by Nortel.

In August of 2002, Nortel sent Unefon a notice maintaining that Unefon had not complied with the financing agreement due to the nonpayment of interest that was due that same month. Nortel also maintained that the spin-off proposed by TV Azteca of its 46.5% interest in Unefon would be considered to be a change of control under the terms of the financing agreement, which resulted in nonperformance under this agreement, unless Nortel gave its consent for this action. Based on Unefon’s nonpayment of interest in August of 2002, Nortel notified Unefon, in September of 2002, that it was exercising its right to terminate the financing agreement and the supply contract early, and, therefore, it was requiring the early payment of all the amounts owed by Unefon under these contracts.

In September of 2002, Unefon filed a lawsuit against Nortel in the Superior Court of the State of New York for damages in the amount of USD $900 million. Nortel filed an answer and counterclaim in September of 2002, in which Nortel maintained, among other things, that it had not violated the financing agreement and the related letter of understanding and that the resources sought by Unefon were not available to it under the financing agreement, the supply contract or the governing law. Nortel’s counterclaim was based on Unefon’s nonpayment of interest in August of 2002, and Nortel sought the early maturity and immediate payment of all amounts allegedly owed to Nortel under the financing agreement. The parties filed additional claims and counterclaims with the Superior Court of the State of New York and the American Arbitration Association (AAA) in New York City. In addition, among other actions brought in Mexico, Nortel petitioned a Mexican court to declare Unefon to be in bankruptcy proceedings.

Because of the lawsuit between Unefon and Nortel, in September of 2002, the Board of Directors of TV Azteca decided to temporarily postpone the distribution of the shares of Unefon to the shareholders of TV Azteca, which distribution had been previously approved by the Board, until the dispute is resolved. Simultaneously, TV Azteca temporarily suspended the course of its program of financial support previously granted to Unefon.

In February of 2003, the Board of Directors of TV Azteca approved a six-year plan for the use of cash, which consists of cash distributions to shareholders in excess of USD$500 million and a gradual reduction of approximately USD$250 million of TV Azteca’s debt during a six-year period. Among the fundamental guidelines for the implementation of this plan, TV Azteca estimated that Unefon would no longer require additional financing from TV Azteca.

In February of 2003, the auditor of Unefon’s financial statements indicated in its auditor’s report on Unefon’s 2002 financial statements that Unefon’s lawsuit with Nortel generated substantial debts that affect the possibility of Unefon’s continuation as an operating business.

On June 16, 2003, Unefon reached an agreement with Nortel under which Unefon and Nortel were released from all obligations arising from these contracts and terminated all actions and legal proceedings of any type between the parties or that involved the parties in the United States and Mexico. Unefon and Nortel also terminated the existing supply contract and executed a new supply contract dated June 16, 2003. With regard to the payment made to Nortel, Unefon paid Nortel a total cash amount of USD$43 million, of which USD $18.1 million was applied to accounts receivable due and USD$24.9 million was applied to reducing the total amount owed by Unefon to Nortel, leaving an unpaid balance of USD $325 million on the date of the settlement.

Codisco, a company in which Ricardo B. Salinas Pliego, a majority shareholder and chairman of the Board of Directors of TV Azteca, and Moisés Saba Masri, owner of 46.5% of the capital stock of Unefon, each owned a 50% indirect beneficial interest, purchased the debt that Unefon had with Nortel. On June 16, 2003, the nominal value of the debt amounted to USD $325 million. The purchase price for this debt was the amount of USD $107 million. On June 16, 2003, Nortel and Codisco executed an Assignment and Assumption Agreement under which Codisco replaced Nortel as creditor under the financing agreement, and the rights arising from the mortgage on all the current and future assets of Unefon, and the share pledges on the shares issued by the subsidiaries of Unefon granted in favor of Nortel were assigned to Codisco. The parties also executed a Restructuring Agreement, dated June 16, 2003, which established that Unefon’s debt to Nortel could not be sold by Codisco to a party not related to Unefon without the express consent of Nortel.

As a result of the agreement between Unefon and Nortel and Codisco’s acquisition of the debt Unefon had with Nortel, the following events took place: (a) Unefon eliminated from its financial statements the legal contingencies arising from the lawsuit for early maturity and termination of the financing agreement and the alleged violation of the supply contract, as well as a bankruptcy proceeding initiated by Nortel against Unefon; (b) as Unefon reveals in its public statements, the payment made by Unefon to Nortel to reduce its debt was made under conditions similar to the payment made by Codisco to Nortel for the acquisition of the debt; (c) Unefon and Codisco agreed to restructure the financing agreement over a 10-year term, with no amortization of principal over the entire term of the agreement, at an annual interest rate of 12.9%; under this new arrangement, Unefon would pay the principal of this debt in 2013; (d) Unefon was able to restart its operations plan and obtain the financial viability that it did not have prior to this restructuring, thus allowing Unefon to be financially independent from TV Azteca; and (e) with regard to Unefon’s relationship with Nortel, its main provider of infrastructure and technology, both parties executed a new supply contract with favorable terms for Unefon.

Although the USD $107 million paid by different third parties to Unefon and TV Azteca was used to terminate the lawsuit brought by Nortel against Unefon, the investment of 46.5% of TV Azteca in the capital stock of Unefon, with a book value on December 31, 2002, of USD $168.9 million, was not reduced.

As a result of these transactions, the termination of the lawsuit and the elimination of the possibility that Nortel could claim a change of control in Unefon due to TV Azteca’s distribution of the shares owned by TV Azteca in Unefon to its shareholders, in December of 2003, TV Azteca was able to continue the distribution process through the spin-off of its ownership of the capital stock in Unefon.

In September of 2003 and with the prior approval of its Board of Directors, Unefon executed a long-term service contract to provide an additional capacity of 8.4 MHz, from the 30 MHz granted under license to Unefon by the SCT, to DIPSA, an unrelated third party, receiving a total consideration of approximately USD $268 million in September and October of 2003, which was equivalent to the total current value of any amounts owed during the term of this contract. Unefon used these funds, as well as the resources from short-term transactions and loans, to pay off the debt to Codisco early and without penalty, at a nominal value of USD $325 million and, as a result, the mortgaged assets and the shares of Unefon granted in pledge to secure the debt were released. Consequently, Unefon substantially reduced its liabilities and released its assets granted in pledge. As a result of the restitution of that debt, Codisco obtained an approximate profit of USD $218 million.

The service contract under which Unefon received the above- mentioned USD $268 million is independent of the Unefon-Nortel-Codisco transaction from June 16, 2003.

Unefon’s debt was reduced significantly due to the payment of USD $325 million made by Unefon to Codisco, which reinforced Unefon’s operating perspectives. Along with the corresponding prior authorizations, when TV Azteca’s shareholders receive the shares of Unefon Holdings, this reduction would permit these shareholders to receive shares of a company, in which investment the shares of Unefon would represent an interest in a company with greater financial strength.

Internal Investigation

In the second half of 2003 a dispute arose between the former American legal advisor of TV Azteca and its administration with regard to the public disclosures of TV Azteca pertaining to the Unefon-Nortel-Codisco transaction. On December 12, 2003, the former American legal advisor of TV Azteca dispatched a letter to the Board of Directors of TV Azteca by means of which he notified the Board of his resignation in the representation of TV Azteca. That letter alleged possible violations by TV Azteca and its administration of American securities laws and regulations with regard to the disclosures pertaining to the Unefon-Nortel-Codisco transactions. In response, a special committee comprised of advisors independent of TV Azteca was established to review the issues presented in that letter. At the request of the special committee, in January of 2004, TV Azteca contracted with Munger Tolles & Olson LLP, the independent American legal advisor selected by the special committee, to investigate the facts surrounding the Unefon-Nortel-Codisco transactions and the public disclosures pertaining to TV Azteca. On May 7, 2004, the independent legal advisor presented its final report to the Board of Directors.

In summary, the report is critical of the actions of the administration of TV Azteca and found that Ricardo B. Salinas Pliego, Pedro Padilla, Luis Echarte and Francisco X. Borrego Hinojosa made various misstatements and omissions relating to the Unefon-Nortel-Codisco transactions. The Board of Directors of TV Azteca took this report into consideration in formulating an appropriate response to the letter from December 12, 2003, from its former American legal advisor, in accordance with the requirements of the applicable law.

On July 6, 2004, the new American legal advisor of TV Azteca, Mayer, Brown, Rowe & Maw LLP, submitted its recommendations to the Board of Directors for an appropriate response to the resignation of the former American legal advisor of TV Azteca and the report from Munger Tolles & Olson LLP. On July 14, 2004, the Board of Directors of TV Azteca decided to hire an independent Mexican legal advisor to confirm that TV Azteca’s implementation of these recommendations complies with the applicable Mexican law. The Board of Directors adopted a resolution that accepts those recommendations and approved their implementation, subject to confirmation by the independent Mexican legal advisor and approval of the recommendations by the shareholders of TV Azteca.

TV Azteca hired an independent Mexican law firm (De la Peza y Matuk Abogados) to confirm the acceptance of the recommendations of Mayer Brown, under Mexican law. In the month of October of 2004, TV Azteca received the opinion from these attorneys, which confirmed that the aforementioned recommendations may be implemented under Mexican law. However, with regard to the opinion on the Unefon-Nortel-Codisco transaction and the conduct of the Directors and officers relating to this transaction, it did not issue any opinion, suggesting instead that this be submitted for the opinion of the New Auditing Committee that is being formed for this purpose, which will be entirely made up of independent members. As of the date of this Annual Report, the formation of the new Audit Committee is in progress.

The aforementioned recommendations were discussed at the extraordinary shareholders’ meeting of TV Azteca held on November 24, 2004 (See “The Company – Recent Events – Agreements Approved by Shareholders at the Ordinary Shareholders’ Meeting held on November 24, 2004 – Corporate Measures”). TV Azteca is in the process of implementing these measures and recommendations.

SEC

In January of 2004, the SEC initiated an investigation into the Unefon-Nortel-Codisco transactions and issued a formal order of investigation on February 2, 2004. The SEC has issued summons to TV Azteca and some individuals to submit documents and testify in regard to this investigation. TV Azteca and some individuals have submitted documents to the SEC.

Around August 27, 2004, the personnel of the SEC issued notifications (Wells Notice) to TV Azteca, Ricardo B. Salinas Pliego, Pedro Padilla, Luis Echarte and Francisco X. Borrego Hinojosa. The notifications of TV Azteca establish the intention of the SEC’s personnel to recommend that the SEC bring a civil action against TV Azteca, alleging violations of sections 10(b), 13(a), 13(b) of the Securities Exchange Act of 1934 and Rules 10b-5, 12b-20, 13a-1, 13a-6 promulgated in relation thereto.

On January 4, 2005, the SEC issued publication number 19022, which can be found on the SEC’s web site under the link: http://www.sec.gov/litigation/litreleases/lr190222.htm, in which it reported that it had filed a complaint for civil fraud against TV Azteca, Azteca Holdings, Ricardo B. Salinas Pliego, Pedro Padilla Longoria and Luis Echarte Fernández, for alleged violations of the United States Securities Act relating to the Nortel-Unefon-Codisco transactions. For more information, it is recommended that you read the publication that is found at the link listed above. In this publication, the SEC demands the payment of financial penalties the amounts of which must be determined by the Court that hears the case. With regard to the individuals, the SEC also demands the return of the profit obtained through these transactions. Likewise, the SEC requests the issue of a court order prohibiting the individuals from holding the positions of directors and officers in public companies registered with the SEC, and another court order prohibiting both TV Azteca as well as the individuals from violating the securities laws of the United States. The complaint is based on alleged violations of the United States Securities Act in matters of disclosures, anti-fraud, certifications in the annual reports, records and internal controls, and reference is made specifically to sections 10(b), 13(a), 13(b)(2)(A), 13(b)(2)(B), 13(b)(5), as well as rules 10b-5, 12b-20,13a-1, 13a-14, 13a-16, 13b2-2, 13d-1 and 13d-2 of this Law.

The SEC has sent copies of the complaint to the service agents that the SEC considers to be authorized to receive complaints in the United States for TV Azteca and Azteca Holdings. On the date of this Annual Report, the SEC has not notified Mr. Salinas and Mr. Padilla.

On May 11, 2005, TV Azteca filed a motion (“Motion to Dismiss”) in which it refutes the basis in law maintained by the SEC in its complaint, including the lack of legality and admissibility of the notification made in the United States to TV Azteca. On June 15, 2005, the SEC filed a pleading opposing the arguments of TV Azteca. TV Azteca has until July 25, 2005, to file new arguments. With regard to Azteca Holdings, on May 31, 2005, it filed a similar motion (“Motion to Dismiss”) against the SEC’s complaint.

In January of 2005, without admitting or denying guilt, Luis Echarte Fernández reached an agreement with the SEC wherein it was stipulated the United States securities laws not be violated in the future and that the amount of US$200,000 be paid. On May 11, 2005, the Court accepted the agreement between Mr. Echarte and the SEC.

As of this date, TV Azteca cannot predict the result of the SEC’s complaint. However, the SEC may impose penalties that may have an adverse material effect on its financial position and operational results.

CNBV

The CNBV has requested that TV Azteca provide information and documentation pertaining to the events relating to the relevant event published on January 9, 2004, through EMISNET, in regard to the Unefon-Nortel-Codisco transactions and its public disclosures relating to alleged violations of the LMV. TV Azteca answered all the official letters issued by the CNBV, including a voluntary response on March 15, 2004.

On October 11, 2004, the CNBV additionally requested information from Ricardo B. Salinas Pliego and Pedro Padilla Longoria relating to the Unefon-Nortel-Codisco transactions.

On January 25, 2005, the CNBV notified TV Azteca and Ricardo B. Salinas Pliego and Pedro Padilla Longoria of the start of proceedings for the imposition of sanctions relating to the Nortel-Unefon-Codisco transactions.

The CNBV initiated an administrative proceeding against TV Azteca; three administrative proceedings against Mr. Salinas Pliego in his capacity as director of TV Azteca, director of Unefon and, personally, respectively; and three administrative proceedings against Mr. Padilla Longoria, in his capacity as the Chief Executive Officer of TV Azteca, director of Unefon and personally, respectively. In these proceedings, the CNBV argues that TV Azteca and Ricardo B. Salinas Pliego and Pedro Padilla Longoria may be responsible for the violation of provisions of the LMV in matters of revelation and corporate governance practices, additionally stating that Ricardo B. Salinas Pliego and Pedro Padilla Longoria violated the LMV in matters of transactions with privileged information, with respect to the aforementioned transactions.

On February 8, 2005, TV Azteca and Mr. Salinas Pliego and Mr. Padilla Longoria filed their answer.

On April 27, 2005, the CNBV notified Ricardo B. Salinas Pliego and Pedro Padilla Longoria of the imposition of certain economic sanctions the total amount of which is equal to approximately US$2.3 million, of which the CNBV intends to impose upon TV Azteca the equivalent of approximately US$50,000.

In defense of the aforementioned imposition of certain economic sanctions, TV Azteca and Mr. Salinas Pliego and Mr. Padilla Longoria have appealed those economic sanctions, as well as filed an action for annulment with the Federal Fiscal Court.

In addition, it has been made known via various public communications in the print media that the Office of the Attorney General for Fiscal Matters has filed a complaint against Mr. Salinas Pliego and Mr. Padilla Longoria, as a result of the aforementioned administrative proceedings, clarifying that there has been no formal notification issued to Mr. Salinas Pliego and Mr. Padilla Longoria in regard to this complaint.

TV Azteca cannot predict the result of the administrative proceeding initiated by the CNBV.

Litigation of class action suits in the United States

TV Azteca was sued in three related class action suits (the “Shareholder Lawsuits”), filed in a District Court of the United States for the South District of New York, entitled Chrein versus TV Azteca, S.A. de C.V., et al., 04 Civ. 00627 (S.D.N.Y.); Milch versus TV Azteca, S.A. de C.V.,et al., 04 Civ. 01271 (S.D.N.Y.) and Richardson versus TV Azteca, S.A. de C.V., et al., 04 Civ. 00546 (S.D.N.Y.). The Shareholder Lawsuits were filed between January 23, 2004 and February 17, 2003. Afterwards, the Shareholder Lawsuits were consolidated under the name “With respect to the Shares’ Litigation of TV Azteca, S.A. de C.V.” (“Amended and Consolidated Lawsuit”).

The Amended and Consolidated Lawsuit has been filed on behalf of all the persons that purchased shares issued by TV Azteca in the US Stock Exchange between June 17, 2003 and January 7, 2004 (the “Acquisition Period”). The Plaintiffs dispute the accuracy of certain representations made by TV Azteca in public disclosures before the SEC. Each claim also names as defendants three TV Azteca executives, Ricardo B. Salinas Pliego (Chairman, Board of Directors), Pedro Padilla Longoria (General Manager) and Carlos Hesles (Executive Finance Officer), as well as Moisés Saba Masri (Unefon shareholder, owner of 46.5% of the shares) (collectively referred to as the “Individual Defendants”).

The plaintiffs question the accuracy of certain representations made by the defendants in certain publications and documents submitted before the SEC during the Acquisition Period. Specifically, the plaintiffs maintain that the defendants participated in a fraudulent scheme by virtue of which they made representations in which the following was disclosed: a) that Codisco was indirectly owned by the defendants Salinas and Saba, each of whom was an indirect owner of 50% of Codisco; b) that on behalf of the defendants Salinas and Saba, Codisco purchased from Nortel the Unefon debt at an excessive discount, paying only US $107 million for a debt with a nominal value of approximately US $325 million. As a result of the aforementioned, the defendants Saba and Salinas made a profit of approximately US $218 million and did not reveal their participation in that profit to TV Azteca and to the minority shareholders; and c) based on the aforementioned, the representations and statements made by the defendants with regard to the Financial Position of TV Azteca, the value of the TV Azteca investment in Unefon, and the value that the minority shareholders of TV Azteca would receive as a result of the spin-off of the TV Azteca investment of TV Azteca in Unefon, were insufficient.

In the Amended and Consolidated Lawsuit the plaintiffs claim that TV Azteca and the Individual Defendants breached Section 10(b) of the United States Securities Act and Regulation 10b-5, which was enacted pursuant to the aforementioned, and that they committed fraud by inducing shareholders to withhold their TV Azteca shares. In addition, the plaintiffs claim that the Individual Defendants allegedly breached Section 20(a) of the United States Securities Act. The Amended and Consolidated Lawsuit seeks to have TV Azteca and the Individual Defendants to be declared jointly and severally responsible for class damages and statutory compensation for an award amount that will be determined by the court, plus interest, costs and attorney fees.

The United States District Court has designated a main plaintiff, as well as a main legal counsel. As of the date of this Annual Report, the period of judicial investigation had not begun in the consolidated lawsuit. The consolidated lawsuit is in an incipient stage, and neither TV Azteca nor the individual defendants have been notified. The US District Court has extended the term to August 11, 2005 in order for the plaintiffs to carry out the corresponding notifications. TV Azteca shall vigorously exercise its rights and defense in Mexico, as well as in the United States against the aforementioned plaintiffs’ claims.

ix) Shares Representative of Capital Stock

Capital Structure

TV Azteca’s capital stock is divided in four series:

A Series: These shares are the only shares that enjoy full voting rights. Azteca Holdings, is currently the direct owner of the majority (66.43%) of the outstanding A Series Shares. Azteca Holdings is controlled by Ricardo B. Salinas Pliego, the main shareholder of Azteca Holdings and Chairman of the Board of Directors of TV Azteca and its affiliates.

D-A Series and D-L Series Shares: D-A Series Shares and D-L Series Shares have limited voting rights; the owners of these shares have the right to vote only in relation with: (i) the extension of the duration of TV Azteca beyond June, 2092, (ii) the early dissolution of TV Azteca, (iii) a change of the business purpose of TV Azteca, (iv) a change of nationality of TV Azteca, (v) the transformation of TV Azteca from one kind of company into another, (vi) the merging of TV Azteca with another company, and (vii) the cancellation of the registry of “D-L” Series Shares in the RNV and in the exchange markets in which those shares are listed. In August 2007, D-A Series Share, as well as D-L Series Shares will become Series A Shares and Series L Shares, respectively.

Series L Shares: These shares have been authorized but have not been issued yet. TV Azteca expects to issue these shares in August, 2007, when D-L Series Shares are converted into L Series Shares.

For a more detailed description of TV Azteca’s capital stock, see “Share Market – Share Structure”.

The Mexican Foreign Investment Act and its Regulations require that TV Azteca register any foreign owner of CPOs, or the applicable depositary with regard to any ADRs that represent CPOs, with the National Register of Foreign Investment in Mexico. A foreign investor of CPOs that has not been registered does not have the right to vote any of the CPO restricted shares that it would otherwise have the right to vote or to receive dividends from with respect to the CPO restricted shares. We have registered the Depository/Trustee for this purpose with respect to the ADRs and the CPOs (and the A Series Shares, the D-A Series Shares and the D-L Series Shares (and, after the conversion, the L Series Shares), if applicable, represented by the same). However, it is important to emphasize that the owners of ADRs have extremely limited voting rights. For additional information related to any restriction that may affect the foreign owners of shares and ADRs, (See “The Company – Description of Business – Applicable Law and Tax Status”).

x) Dividends

The following table establishes the nominal amounts that have been paid for preferred dividends to the owners of D-A Series Shares and D-L Series Shares since 1999. The amounts in pesos have been converted to United States dollars at the exchange rate on each of the respective payment dates.

Completed Financial year	Pesos per D-A Share	Pesos per D-L Share	United States Dollars per D-A Share	United States Dollars per D-L Share	Payment Date
1998	0.00819	0.00819	0.000876	0.000876	April 18, 1999
1999	0.00819	0.00819	0.000851	0.000851	September 30, 2000
2000	0.00819	0.00819	0.000894	0.000894	October 2, 2001
2001	0.00819	0.00819	0.000788	0.000788	October 1, 2002
2002	0.00819	0.00819	0.000729	0.000729	June 30, 2003
2003	0.00707	0.00707	0.000629	0.000629	November 11, 2004
2004*	0.00572	0.00572	0.000508	0.000508	December 1, 2005*

*	Distributions foreseen for 2005.

The approval, amount and payment of dividends shall be determined by a majority of votes of the owners of A Series Shares, and generally, but not necessarily, with the recommendation of the Board of Directors. Dividends are declared in the second quarter of each financial year based on the audited financial statements of TV Azteca for the previous financial year. The amount of any dividend would depend, among other things, on the operating profits, the Financial Position and capital requirements of TV Azteca, and the general operating conditions. In accordance with TV Azteca bylaws and Mexican LGSM, the gross profits of TV Azteca are applied as described below.

In the ordinary general shareholders’ meeting of TV Azteca, the Board of Directors presents the financial statements of TV Azteca corresponding to the previous financial year, together with the report of the aforementioned issued by the Board to the owners of A Series Shares for their approval. Once the financial statements have been approved, the owners of A Series Shares determine the distribution of net profits of TV Azteca for the previous financial year. The law requires that at 5% of those net profits be allocated to a legal reserve fund, until the amount of that reserve fund is equivalent to 20% of the historic capital stock of TV Azteca (before the effect of the restatement). (See Note 14 in Consolidated Financial Statements). Then, the owners of A Series Shares may determine and allocate certain percentage of net profits to any general or special reserve, including a reserve for the buyback of their own shares. The remaining net profits are available for distribution in the form of dividends to the shareholders, provided that the owners of A Series Shares approve the distribution of those dividends. The owners of D-A Series Shares and D-L Series Shares (directly or through CPOs) have the right to receive an annual cumulative preferred dividend. For the year 2004, that dividend was established for the nominal amount of $ 0.00707 Pesos per D-A Series Share or D-L Series Share (which represents 5% of the intrinsic value of the capital attributable to these shares as established in TV Azteca bylaws) before any of the dividends are payable with respect to the A Series Shares; for the year 2005, we anticipate that those dividends will be approximately $ 0.00572 Pesos per D-A Series Share or L Series Share. After the complete payment of this preferred dividend, ordinary dividends may be paid on the A Series Shares, D-A Series Shares and D-L Series Shares. After the tenth anniversary of the creation of the CPOs Trust and after the conversion of the D-A Series Shares to A Series Shares and of the D-L Series Shares to L Series Shares, all the TV Azteca shares will have equal rights, and will participate equally, based on their shares, in dividends.

Pursuant to the terms of certain financial arrangements, TV Azteca is subject to contractual restrictions that limit the payment of dividends. (See “General Information – Risk Factors”).

c) Recent Events

Unefon Holdings

In July, 2004 Unefon Holdings, which was incorporated as a result of the TV Azteca’s split-off as approved in TV Azteca’s General Extraordinary Shareholders Meeting held on December 19, 2003 (See “General Information – Significant Changes to the Rights of Stock Registered in the Registry”); began its registration process before the CNBV and the BMV to obtain the listing of its shares on the BMV.

Previously, Unefon Holdings filed an application before the SEC on April 29, 2004, to be subject to the exception contemplated by regulation 12g3-2(b) of the United States Exchange Act of 1934. In October, 2004, the SEC granted that exception to Unefon Holdings and therefore the Unefon Holding ADRs will be listed on United States through the “over the counter system”. The “over the counter” system consists of an informal market by means of which the direct stock exchange is carried out among the holders, at a market price. The exception contemplated in rule 12g3-2(b) of the United States Exchange Act of 1934 which was granted by the SEC in October, 2004, allows Unefon Holdings not to be subject to certain SEC rules such as filing an annual report on Form 20-F, since it only has the obligation of submitting to the SEC the translation of the information and documentation disclosed in Mexico. The public listing of Unefon Holdings will allow TV Azteca shareholders to receive the value of the telecommunications business and to determine their participation in Unefon Holdings. As of the date of this Annual Report, CNBV has requested that Unefon Holdings provide financial and operating information of diverse nature, which has prevented Unefon Holdings from obtaining its registration.

Judicial and Administrative Proceedings

See the Chapter titled “The Company – Description of the Business – Judicial, Administrative or Arbitration Proceedings”.

10 1/2% Notes

On December 23, 2004 TV Azteca fully prepaid its 10 1/2% Notes of US $300 million dollars which were due on February 15, 2007. Those notes were prepaid at a price of 101.75%. The funds for this prepayment included resources obtained from the issuance in Mexico of stock exchange certificates for the equivalent amount in pesos of approximately US $175 million dollars, as well as an amount equivalent to approximately US $125 million a secured credit line denominated in pesos with Banco Inbursa (See “Financial Information – Comments and Analysis by the Administration on the Operating profits and Financial Position of the Issuer – Financial Position, Liquidity and Capital Resources”).

Change of External auditor

At a Meeting held by the Board of Directors on November 23, 2004 the change of the independent auditor was approved, and with Sallez, Sáinz - Grant Thornton, S.C., replacing PricewaterhouseCoopers.

Resolutions adopted by the Ordinary General Shareholders’ Meeting held on November 24, 2004 – Corporate Measures.

On November, 2004, TV Azteca held an ordinary and extraordinary general shareholders’ meeting in which, among other things, the following agreements were reached:

To ratify the positions of the Board of Directors members (See “TV Azteca Administration – Administration and Shareholders”).

•	The resignations submitted by James R. Jones and Gene F. Jankowski for the position of Independent Board Directors were accepted without releasing them from any liability in which they may have incurred in the performance of their duties, nor does it imply the ratification of the actions they may have performed while acting as such Independent Directors.

•	The appointment of Mr. Othón Frías Calderón as the new non-member Secretary of the Board of Directors replacing Francisco Xavier Borrego Hinojosa Linage was approved.

•	The majority of the shareholders present agreed to ratify the general powers of attorney granted to Ricardo B. Salinas Pliego by the ordinary general shareholder meeting dated on July 28, 1993 with the understanding that in order to exercise any material transactions and with related parties, Salinas Pliego must consult the Board of Directors of the Company.

•	The shareholders agreed to increase the amount of resources intended to acquire the Company’s own shares in the amount of MX$1,950 million, bringing the maximum amount of resources available for the purchase of the Company’s own shares, as of this date and until the Shareholders’ Meeting determines a new amount, to the amount of MX$3,050 million (See “Financial Information – Administration Comments and Analysis on the Operating profits and the Financial Position of the Issuer – Financial Position, Liquidity and Capital Resources – Buyback of Shares”).

•	A cash reimbursement was approved proportional to the share interest held by each shareholder for an approximate amount of US $130 million dollars which was paid on December 14, 2004 in Mexican pesos at the current exchange rate as published by the Official Gazette of the Federation on that date.

•	The following proposals were approved, to improve management of the company:

o	Creation of a Nominations Committee with the following characteristics:

•	Comprised by three prominent members of the Mexican business community.

•	The function of the Nominations Committee will be to seek and select candidates that will serve as Independent Board Directors. The standards that will rule their duties will be approved by the Board of Directors.

o	Adopt independence criteria for the independent directors of the Audit Committee. The criteria are basically set by the New York Stock Exchange and by the United States Securities’ Laws, as well as by other criteria in order for the other independent directors not to fall under any of the assumptions established to that effect in the LMV.

o	Establish a new Audit Committee that will consist of three independent directors. The new Audit Committee will be responsible for the duties of the Related Party Committee, which shall be dissolved. Its functions will be established in the Bylaws and in the Audit Committee Rules which the Board of Directors approves to that effect.

o	The implementation of an Ethics Program for directors, executive officers and employees of TV Azteca, and the appointment of a responsible person for that Program, whose powers will be conferred by the Board of Directors. The new program will include the adoption of a rigorous Ethics and Business Code whose standards will be approved by the Board of Directors.

o	Draft and publish in the Company Web page the measures adopted and implemented to improve the management of TV Azteca.

o	Implement rigorous disclosure controls through a Disclosure Committee, whose powers will be established in the corporate bylaws, and whenever applicable, shall be granted by the Board of Directors.

•	By virtue of the aforementioned resolutions related to the measures for improving management of the company, the shareholders approved the amendment of Clauses Twenty Seven to Thirty One of the Bylaws, in order to reflect in the aforementioned measures.

The previous agreements were published by TV Azteca through EMISNET on November 25, 2004 and for additional information regarding the aforementioned use the following link to connect to the BMV page: http://www.bmv.com.mx/BMV/JSP/ho_searchdetalle.jsp?url=http%3A%2F%2F127.0.0.1%2FBMV%2FJSP%2Fcomp_bmvgral.jsp%253Fopc%253D3%2526folio%253D8228%2526prefijo%253Dacueextr%2526fecha%253D2004-11-25%252B17%25253A43%25253A00.0.

Resolutions adopted by the Special Shareholders’ Meetings held on May 30, 2005 – Amendment of Corporate Bylaws

On May 30, 2005, TV Azteca held three special shareholder meetings with the holders of series “D-A” shares, “D-L” shares y “A” shares, respectively, in which, among other things, the shareholders agreed to modify the following Clauses Six and Twenty Six of the Corporate Bylaws:

•	Clause Six. Capital Stock and Shares. The shareholders agreed to include the following within the issues and subjects in which Series “D-A” Shares and “D-L” Shares voting rights: the cancellation of the registry of those shares with the RNV and on the stock exchange on which these shares are listed.

•	Clause Twenty Six. Quorum and Resolutions in Extraordinary Meetings. In order to harmonize the quorum and the percentage of votes required to adopt resolutions in the Extraordinary General Shareholder Meetings convened to address issues and subjects in which Series “D-A” Shares, “D-L” Shares and/or “L” Shares have voting rights, in accordance with the Corporate Bylaws, the following was agreed:

First Notice (of Meeting): At least the majority of the Series “A” Shares of the Company must be represented and 75% of the total shares in which the capital stock is divided. Its resolutions will be valid when approved by a favorable vote of the majority of the shares in which the capital stock is divided.

Second or Subsequent Notice (of Meeting): That Meeting may be held validly when at least the majority of the Series “A” Shares are represented and 50% of the total shares in which the capital stock is divided and its resolutions will be valid when approved by a favorable vote of the majority of the shares in which the capital stock is divided.

The previous agreements were published by TV Azteca through EMISNET on May 31, 2005. the following links may be consulted for additional information regarding the aforementioned the BMV page:

•	Agreements of the special shareholders’ meeting of holders of series “D-A” shares: http://www.bmv.com.mx/BMV/JSP/ho_searchdetalle.jsp?url=http%3A%2F%2F127.0.0.1%2FBMV%2FJSP%2Fcomp_bmvgral.jsp%253Fopc%253D3%2526folio%253D4113%2526prefijo%253Dacueespe%2526fecha%253D2005-05-30%252B19%25253A05%25253A00.0

•	Agreements of the special shareholders’ meeting of holders of series “D-L” shares: http://www.bmv.com.mx/BMV/JSP/ho_searchdetalle.jsp?url=http%3A%2F%2F127.0.0.1%2FBMV%2FJSP%2Fcomp_bmvgral.jsp%253Fopc%253D3%2526folio%253D4114%2526prefijo%253Dacueespe%2526fecha%253D2005-05-30%252B19%25253A09%25253A00.0

•	Agreements of the special shareholders’ meeting of holders of series “A” shares: http://www.bmv.com.mx/BMV/JSP/ho_searchdetalle.jsp?url=http%3A%2F%2F127.0.0.1%2FBMV%2FJSP%2Fcomp_bmvgral.jsp%253Fopc%253D3%2526folio%253D4115%2526prefijo%253Dacueespe%2526fecha%253D2005-05-30%252B19%25253A12%25253A00.0

Resolutions adopted by the Extraordinary General Shareholders’ Meeting held on May 30, 2005 – Amendment of Corporate Bylaws

On May 30, 2005, on the same date the aforementioned Special Meetings were held and once these meeting were concluded, TV Azteca held an extraordinary general shareholder’ meeting, in which, among other things, the shareholders agreed to modify Clauses Six, Nine, Eleven, Fourteen, Sixteen, Twenty One and Twenty Six of the Corporate Bylaws under the terms established as follows:

•	Clause Six. Capital Stock and Shares. The shareholders agreed to include within the matters in which Series “D-A” Shares and “D-L” Shares have voting rights, the cancellation of the registration of those shares in the RNV and on the stock exchange on which these shares are listed.

•	Clause Nine. Acquisition of the Company’s Own Shares. In agreement with the provisions set forth in the Exchange Act, the shareholders approved eliminating the reference to the intrinsic value of the shares representing the capital stock of the Company to determine the amount of the reduction and increase of its capital stock at the time of their acquisition or investment by the Company, respectively, in order for that reduction or increase, as may be applicable, to be in accordance with the market value of the aforementioned shares.

•	Clause Eleven. Prohibition to Subsidiaries to Purchase Shares. In accordance with the legal provisions in force, the shareholders approved removal of the provision contained in the Bylaws which allowed the Company subsidiaries to acquire shares representing the company’s capital stock, in compliance with options or sales plans granted or designed in favor of employees or officers of these companies or of this company.

•	Clause Fourteen. Decrease of Capital Stock. The shareholders approved this amendment for the purpose of clarifying that the reimbursement value to be paid by the Company to its shareholders who had exercised their right of withdrawal shall be equal to the value which is the lowest of the following: (i) ninety five per cent of the value listed on the BMV, obtained from the average volume-weighted price of transactions made during the thirty previous days on which the shares were traded (or the securities they represent) of the Company before the date on which the withdrawal must become effective, during a period that may not exceed six months; or, (ii) the book value of the shares according to the corresponding general balance at the closing of the financial year immediately previous to the one in which the separation must become effective, with the prior approval of the Ordinary General Shareholders’ Meeting of the Company.

In relation with the aforementioned, the shareholders approved establishing that in the event that the number of days on which the shares were traded (or the securities they represent) during the period indicated in the previous paragraph were less than thirty, the days that were effectively used to trade will be considered. In the event that the shares (or the securities they represent) were not traded during that period, the book value of the shares will be considered.

•	Clause Sixteen. Cancellation of Registration in the RNV. Pursuant to the General Provisions, the shareholders approved this amendment for the purpose of specifying that in the event of cancellation of the registry of shares representing the capital stock (or of the securities they represent) of the Company in the RNV Securities Section, whether at the request of the Company itself or by a resolution adopted by the CNBV, the shareholders owning the majority of the ordinary shares or having the possibility, for any reason, to impose decisions in the General Shareholders’ Meetings or to designate the majority of the members of the Board of Directors of the Company, shall have the obligation of making a public offering, prior to the cancellation and at a price at least greater than: (i) the BMV quoted value, or (ii) the book value of the share in accordance with the last quarter report submitted to the CNBV and the BMV, before initiating the offer, except when that value has changed in accordance with the applicable criteria for the determination of any relevant information, in which case, the most recent financial information that the Company has must be considered.

The quoted value shall be equal to the average volume-weighted price of the transactions that have been made during the last thirty days in which the shares were traded (or the securities they represent) of the Company, before the date of the public offering, during a period that cannot be greater than six months. In the event that the number of days on which the shares were traded (or the securities they represent), during the period indicated above, are under thirty, the effective trading days are to be used. In the event that the shares (or the securities that they represent) are not traded during that period, the book value of the shares is to be used.

In relation with the aforementioned, it is established that certain shareholders will not be obligated to carry out the public offering mentioned for the registry cancellation provided they have the approval of the shareholders representing at least ninety five percent of the capital stock of the Company by approval of the General Shareholders’ Meeting and that the amount to be offered for the shares (or the securities they represent) offered to General Public Investors, as defined in the rules issued by the CNBV, are fewer than three hundred thousand investment units. The aforementioned is with the understanding that in order to request and obtain the cancellation, the aforementioned shareholders must hold in trust, for a minimum period of six months, the necessary resources to purchase at the same price of the offer for the shares of the shareholders that did not come forward, in the event that once the public offering for the purchase is ended and prior to the cancellation of the registration of the shares (or of the securities they represent) of the Company in the Securities Section of the RNV, the aforementioned shareholders do not acquire one hundred percent of the paid capital stock.

In addition, the Board of Directors of the Company must announce its opinion, within the five business days prior to the day on which the public offering begins, with regard to justifying the purchase price of the public offering, taking into account the interests of the minority shareholders and the opinion of the Audit Committee which, if against, must be disclosed. In the event that the Board of Directors faces situations that may generate conflicts of interest, the opinion of the Board of Directors must also be issued together with the opinion of an independent expert, selected by the Audit Committee, in which special emphasis must be placed on safeguarding the rights of the minority shareholders.

•	Clause Twenty One. Representation in the Meetings. The shareholders approved incorporation in the Corporate Bylaws of the obligation of the secretary of the Board of Directors and his alternate, to ensure that the Company has readily available for the stock exchange agents that they certify that their representation of the Company shareholders during the term referred to in Article 173 of the LGSM, the power of attorney forms for representation of the shareholders in the Company Meetings, so those agents can forward them in a timely manner to the companies they represent, as well as the obligations of the Secretary to confirm to the Shareholders Meeting the certification by which the aforementioned secretary confirmed that the power of attorney forms were available to the agent fifteen days prior to holding the Meeting.

Clause Twenty Six. Attendance Quorum and Resolutions in Extraordinary Meetings. The Shareholders agreed that in the Extraordinary General Shareholder Meetings convened to address any issues in which Series “D-A” Shares, “D-L” Shares and/or “L” Shares have voting rights, in accordance with the Corporate Bylaws, the meeting shall be considered legitimately held by virtue of the first notice, when at least the majority of the Series “A” Shares of the Company are represented and seventy five percent of the total shares in which the capital stock is divided and its resolutions will be valid when approved by a favorable vote of the majority of the shares in which the capital stock is divided. In the event of a second or subsequent Notice of Meeting, these Extraordinary General Shareholder Meetings may be held validly when at least the majority of the Series “A” Shares are represented and fifty per cent of the total shares in which the capital share is divided, and its resolutions will be valid when approved by the favorable vote of a majority of the shares in which the capital stock of the company is divided.

The previous agreements were published by TV Azteca through EMISNET on May 31, 2005. Use the following link to the BMV page for additional information regarding the aforementioned: http://www.bmv.com.mx/BMV/JSP/ho_searchdetalle.jsp?url=http%3A%2F%2F127.0.0.1%2FBMV%2FJSP%2Fcomp_bmvgral.jsp%253Fopc%253D3%2526folio%253D4116%2526prefijo%253Dacueextr%2526fecha%253D2005-05-30%252B19%25253A16%25253A00.0

Resolutions adopted by the Extraordinary General Shareholders’ Meeting held on June 1, 2005 – Termination of ADR program in the United States.

On June 1, 2005 TV Azteca held an extraordinary general shareholders’ meeting, in which, among other things, it was agreed to (i) terminate its ADR program in the United States, listed on the New York Stock Exchange (NYSE) and (ii) termination of the Stock Escrow Trust dated August 15, 1995 executed between TV Azteca, The Bank of New York (“BONY”) and the holders of the corresponding ADRs.

The shareholders’ meeting made its decision after performing an analysis and discussing the costs and benefits of continuing the ADR program on the public markets of United States.

The shareholders considered that the Mexican financial and debt markets have become a robust source of capital in pesos while offering important levels of liquidity to the investor. The shareholders also anticipated that the future investment plans of TV Azteca will be financed with its own cash and if necessary on the local debt markets.

The interested parties, being legally qualified, may continue to invest in TV Azteca through securities listed on the BMV. The BMV index reflects the macroeconomic stability and economic growth of the country and incorporates a legal framework that has the purpose of protecting all the investors.

In order to comply with the resolution adopted by the shareholders’ meeting the following measures have been taken i) TV Azteca notified the NYSE and BONY of the ending of the program, ii) with the notification of the aforementioned, TV Azteca also informed BONY of the amendment of the Stock Escrow Trust to reduce to 60 days the ADRs exchange period for CPOs listed on the BMV, (iii) effective June 17, 2005, BONY notified the ending of the ADR program of TV Azteca to the holders of American Depositary Receipts (ADRs) of TV Azteca, iv) after that notification, BONY stopped issuing new ADRs and submitted an amendment in Form F-6 to the SEC.

In accordance with the termination of the Stock Escrow Trust, it is expected that the NYSE will suspend the ADRs exchange in United Stated on July 18, 2005, or in a date close to the aforementioned. The holders of ADRs shall have 60 days to exchange their ADRs for CPOs that are listed on the BMV. After the expiration of a term of 60 days, the BONY shall have the power to sell the CPOs corresponding to the ADRs that have not been exchanged and to make available to the holders the result of the liquidation.

If in the future there were less than 300 shareholders who are residents of the United States, TV Azteca could request the cancellation of the registration of those shares in the United States. If this occurred TV Azteca would stop having the obligation to report to the SEC and would have a substantial reduction of cost related to this registration. The registration with THE SEC and the listing in the NYSE are independent events.

The previous agreements made in the aforementioned meeting were published by TV Azteca through EMISNET on June 2, 2005. For additional information, use the connect following link to connect to the BMV page: http://www.bmv.com.mx/BMV/JSP/ho_searchdetalle.jsp?url=http%3A%2F%2F127.0.0.1%2FBMV%2FJSP%2Fcomp_bmvgral.jsp%253Fopc%253D3%2526folio%253D4207%2526prefijo%253Dacueextr%2526fecha%253D2005-06-02%252B11%25253A12%25253A00.0

Resolutions adopted by the Extraordinary General Shareholders Assembly held on June 27, 2005 - Merger of Servicios Deportivos TV, S.A. de C.V. (“Servicios Deportivos TV”) with TV Azteca.

On June 27, 2005, TV Azteca held an Extraordinary General Shareholders’ Meeting in which, among other things, the merger of Servicios Deportivos TV with TV Azteca was approved.

Before the merger, Servicios Deportivos TV, was developing a new business jointly with a satellite broadcasting technology provider from the United States, Servicios Deportivos TV was a subsidiary of Azteca Holdings and was in possession of 90 million CPOs of TV Azteca, equivalent to 3% of the outstanding shares of TV Azteca.

The shares of Servicios Deportivos TV, at a price of Ps. 5.56 per CPO, is equal to a total value of approximately Ps.501 million (US$46 million). TV Azteca will withdraw from circulation the CPOs obtained through the merger, reducing the accounting capital by Ps.501 million (US$46 million), as of June 30, 2005.

The debt of Servicios Deportivos TV is Ps.512 million (US$47 million), and will be incorporated into the TV Azteca balance. TV Azteca anticipates that the incremental debt will be temporary, congruent with its firm commitment to the six year cash use plan (See “Financial Information – Comments and Analysis by the Administration on the Operating profits and Financial Position of the Issuer – Financial Position, Liquidity and Capital Resources – Distribution Policy - Debt Reduction Strategy”).

With the merger, the development of a new project that Servicios Deportivos TV was working on will be taken over by TV Azteca, which could derive important business benefits as a result.

The previous agreements made in the aforementioned meeting were published by TV Azteca through EMISNET on June 28, 2005. For additional information, regarding the aforementioned, use the following link to connect to the BMV page: http://www.bmv.com.mx/BMV/JSP/ho_searchdetalle.jsp?url=http%3A%2F%2F127.0.0.1%2FBMV%2FJSP%2Fcomp_bmvgral.jsp%253Fopc%253D3%2526folio%253D4899%2526prefijo%253Dacueextr%2526fecha%253D2005-06-28%252B17%25253A45%25253A00.0

III. FINANCIAL INFORMATION

a) Selected Financial Information

The following selected historic consolidated financial information derives from the Consolidated Financial Statement audited on December 31, 2004 which is included in this report, which has been audited by Salles, Sáinz-Grant Thornton, S.C. the external auditors of TV Azteca, and was prepared in accordance with the Mexican GAAP (Generally Accepted Accounting Practices, for its initials in Spanish), that differ in some aspects from the United States GAAP. The historic consolidated financial information for the financial years ending on December 31, 2000, 2001, 2002 y 2003 have derived from the consolidated financial statements audited of TV Azteca, which have been audited by other external auditors. These historic results do not necessarily indicate the results that can be expected from any future period.

The information set forth below must be read together with and is qualified entirely by reference to the Consolidated Financial Statements, including the notes of these financial statements, which are included in this report. The Consolidated Financial Statements were prepared in accordance with Bulletins B-10 and B-12 issued by the IMCP, which established, respectively, the methodology for accounting for the effects of inflation, and the status of changes in the financial position, reflecting changes in the historic general balance, in terms of the date of the current general balance. In accordance with the Mexican GAAP, the selected consolidated financial information presented hereinafter and all the information contained in the Consolidated Financial Statement have been restated in pesos at the exchange rate on December 31, 2004.

Following is an extract of the principal headings from the financial statements:

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

SELECTED FINANCIAL INFORMATION

	For the year ending December 31 of:
	Millions of pesos with December 31, 2004 purchasing power, except per share values
	2000		2001		2002		2003		2004		Millions of dollars (1) 2004
Income Statement:
Net sales	Ps.	6,548	Ps.	6,696	Ps.	7,317	Ps.	7,659	Ps.	8,320	US$	739
Costs		2,931		2,701		2,746		3,002		3,473		308
Expenses		1,028		1,046		1,066		1,105		1,182		105
Total costs and expenses		3,959		3,748		3,812		4,108		4,655		413
Depreciation and amortization (2)		686		661		421		389		402		36
Operating income		1,903		2,288		3,084		3,163		3,263		290
Other expenses – Net		(411)		(267)		(651)		(438)		(698)		(62)
Overall cost of capital – net (3)		(728)		(362)		(1,207)		(880)		(822)		(73)
Income before the following provision		764		1,659		1,225		1,844		1,743		155
Provision for income taxes		22		(12)		(149)		(185)		(199)		(18)
Below-the-line entry (4)		(367)		—		—		—		—		—
Net income		419		1,647		1,076		1,659		1,544		137
Net (loss) profit of minority shareholders		(7)		(2)		—		1		—		—
Net profit of majority shareholders		425		1,649		1,077		1,658		1,544		137
Net income per share of majority shareholders		0.047		0.183		0.119		0.178		0.169		0.015
Weighted average of shares		8,967		9,025		9,057		9,125		9,006

Balance Sheet:
Property, machinery and equipment – Net	Ps.	2,928	Ps.	2,520	Ps.	2,440	Ps.	2,298	Ps.	2,145	US$	190
Television licenses – Net		4,227		4,094		4,092		4,051		4,159		369
Total assets		22,469		23,509		23,688		22,404		18,790		1,668
Total debt (5)		7,178		6,769		6,735		7,907		6,216		552
Advances from advertisers (6)		4,875		5,074		4,863		5,158		5,041		447
Advances from advertisers received from Unefon		2,530		2,470		2,370		2,183		2,012		179
Advances from Todito		997		782		552		336		58		5
Capital stock		2,974		2,994		2,997		1,426		1,030		91
Majority shareholders’ investment		4,790		6,310		7,200		4,838		3,931		349
Minority shareholders’ investment		14		9		10
Total shareholders’ investment		4,805		6,319		7,210		4,838		3,931		349
Other financial information:
Resources generated by (used in) activities of:
Operation		2,140		1,780		975		1,596		2,093		186
Investment		(1,437)		(1,128)		(761)		2,077		(262)		(23)
Capital		(594)		(236)		(496)		(2,587)		(3,689)		(327)
Acquisition of property, machinery and equipment - net		221		193		263		181		184		16

NOTES

(1)	The amounts in United States dollars represent the amounts in pesos expressed at the December 31, 2004 purchasing power, converted at an exchange rate of Ps.$11.2648 per United States dollar, the fixed exchange rate published the day before December 31, 2004, reported by Banco de México.
(2)	Effective January 1, 2002, TV Azteca changed the annual depreciation rate applied to its broadcasting towers from 16% to 5%, based on the remaining useful life of these assets. This resulted in a decrease in the depreciation expense of Ps.$46 million (US$4.1 million) for the financial year ending December 31, 2002. Also on January 1, 2002, TV Azteca adopted Bulletin C-8, “Intangible Assets,” issued by the IMCP. As a result of the adoption of Bulletin C-8, TV Azteca determined that its television licenses qualified as intangible assets of indefinite useful life. Therefore, TV Azteca no longer amortizes its television licenses.

(3)	The changes in the overall cost of capital reflect fluctuations in the peso-United States dollar exchange rate. The overall costs of capital decreased in the years in which the peso appreciated against the United States dollar and increased in the years in which the peso depreciated against the United States dollar, because the monetary liabilities of TV Azteca denominated in United States dollars exceed the monetary assets of TV Azteca denominated in United States dollars.
(4)	Below-the-line entries in 2000 include the effect of the National Broadcasting Company (“NBC”) Transaction Agreement, net of income tax. In accordance with a change in the Mexican GAAP for the period after December 31, 1999, TV Azteca is not required to report as a below-the-line-entry the profit from income tax from the use of tax losses from previous years. Effective January 1, 2000, TV Azteca adopted the guidelines from the new D-4 Bulletin, “Accounting Treatment of Income Tax, Business Assets Tax and Employee Profit Sharing,” issued by the IMCP. According to this Bulletin, the amortization of tax losses from previous years is not considered a below-the-line entry, but rather a component of the income tax and an expense or profit from the deferred income tax reserve. During the financial years ending December 31, 2002, 2003 and 2004, the profit from the amortization of tax losses amounted to Ps.$393 million, Ps.$1.507 billion and Ps. 179 million (US$ 15.9 million), respectively.
(5)	Represents the total liabilities of TV Azteca, excluding the following entries: interest payable, broadcasting fees payable, accounts payable and accumulated expenses, accounts payable to related parties, advertising advances, and advertising advances from Unefon and Todito advertising, programming and service advances.
(6)	Advertising advances are considered long-term liabilities.

Exchange rates

During the last quarter of 1997 and the greater part of 1998, the exchange market was volatile as a result of the financial crises in Asia and Russia and the financial turbulence in countries such as Brazil and Venezuela. The peso depreciated during this period, but was relatively stable in 1999 and 2000. During the 2001 period, the peso strengthened but began to deteriorate from the second quarter of 2002 until the second quarter of 2003. Since May 2003, the Banco de México (Bank of Mexico) has applied an auction mechanism to provide liquidity to the offer of North American dollars in the Mexican market. The mechanism has allowed Banco de México to reduce the high flow of capital received, derived from the high oil prices that generated an access of international reserves. During 2003, the peso devalued approximately 8%. As of December 31, 2004 the peso depreciated less than 1%.

During the first quarter of 2004, the peso strengthened due to the low historic levels reached in the country risk index and the expectation that the economy could continue expanding, coupled with certain extraordinary flows derived from the purchases of BBVA Bancomer and Apasco by foreign companies. However, during the second quarter of this year, the peso lost ground against the American dollar because of the volatility of the financial market as well as the devaluation of some Latin American currencies. The main explanation for the depreciation observed was due to market speculation and interest higher than in the United States and which the market actors were betting on increases of 50 base points by the Fed combined with fear that global economy growth would diminish generated by high oil historic prices.

The peso reached its lowest historic level of Ps$11.63 per US$1.00 in May 2004 and has gradually recovered since fears of increases in interest rates have not materialized. The factors that helped maintain the peso at Ps$11.15 per US$1.00 at the end of the year and up to pesos Ps$10.80 per US$1.00 at one moment were: continuous purchases made by foreign investors, benefited by differences in interest rates, by a strict currency established by the Banco de Mexico to control inflation, by a record level of transfers during the second quarter of 2004 and by the high prices of oil. During the two first months of 2004, the peso strengthened, due to low historic levels reached in country risk and the expectation that the economy would continue experiencing a solid base and experience a period of expansion. However, for the rest of 2005, we expect volatility in the value of the peso with respect to the American dollar due to the beginning of the presidential campaigns at the end of the year. This effect could be counteracted partially by an increase in interest rates as a result of a stricter monetary policy.

We cannot ensure that the Mexican government will maintain its current policy with regard to the peso or that the peso will not depreciate or appreciate significantly in the future.

For the periods indicated below, the following table establishes the interbank free market high, low, average exchange and end of period rates. The exchange rates have not been restated in constant currency units.

	Peso/ American Dollar Exchange rate
Financial year Ending December 31	High	Low	Average (1)	At the End of the Period
1999	10.630	9.275	9.560	9.500
2000	10.078	9.181	9.445	9.650
2001	9.979	8.966	9.321	9.160
2002	10.395	9.050	9.757	10.395
2003	11.390	10.120	10.8350	11.232
2004	11.689	10.808	11.19013085	11.151

2005 (up to May 31, 2005)	11.4170	10.870	11.1235	10.8700

(1)	Represents the average exchange for each period indicated above, based on the average of exchange rates of the interbank free market on the last day of each month during the period, reported by Banco de México.

The following table establishes, for the periods indicated below, the exchange rates in the high and low interbank free market. The exchange rates have not been restated in constant currency units.

	Peso/American Dollar Exchange rate
Month Ending on,	High	Low
December 31, 2004	11.6890	10.8080
January 31, 2005	11.417	11.1510
February 28, 2005	11.210	11.0475
March 31, 2005	11.3239	10.9815
April 30, 2005	11.262	11.0285
May 31, 2005	11.0385	10.8700

b) Financial Information by Line of Business, Geographical Area and Export Sales

The information concerning this section is part of the Comments and Analysis by the Administration on the Operating profits and Financial Position of the Issuer.

c) Relevant Credit Report

The information concerning this section is part of the Comments and Analysis by the Administration on the Operating profits and Financial Position of the Issuer.

d) Comments and Analysis by the Administration on the Operating profits and Financial Position of the Issuer

The following discussion and analysis of the financial position and operating profits of TV Azteca must be read together with the Consolidated Financial Statements, and the notes related to those financial statements which are included in the appendixes section in this annual report.

The Consolidated Financial Statements of TV Azteca were prepared in accordance with the Mexican GAAP, which derive in some significant aspects from the United States GAAP. In accordance with the Mexican GAAP, the consolidated financial information for all the periods contained in this annual report and in the financial statements has been restated in pesos at the exchange rate on December 31, 2004. Bulletin B-12 issued by the IMCP requires that the status of changes in the Financial Position reflect changes in the historic general balance restated at the date of the current general balance.

Critical Accounting Policies and Estimates

The Operating and Financial Review and Prospects of TV Azteca are based on the Consolidated Financial Statements which have been prepared in accordance with the Mexican GAAP. The use of the Mexican GAAP compared to the American GAAP has an impact on the critical accounting policies and estimates of TV Azteca.

Preparation of its financial statements requires that TV Azteca make estimates and decisions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. In addition, TV Azteca writes down its estimates, including those estimates related to bad debts, assessments of long term assets and intangible and commercial credits, broadcasting rights, reserves for obsolete inventory, income tax, deferred income tax, benefits and contingencies and litigation. TV Azteca bases its estimates on historic experience and several assumptions that TV Azteca considers to be reasonable under the circumstances. These estimates are the bases for issuing opinions regarding the current values of assets and liabilities that are not otherwise apparent or that do not originate from other sources. The actual results may differ from those estimates, in accordance with different assumptions or under different circumstances.

In the preparation of our consolidated financial statement, there are some critical estimates that we believe require decision. We consider that an accounting estimate is critical if:

➢	It requires that we assume the information because that information was not available on time or because it included issues that are highly uncertain at the time we were making the estimate; and There are changes in the estimates or there are different estimates that we could have selected and that would have had a material impact on our financial condition or operating profits.

TV Azteca believes that the following critical accounting policies affect its significant opinions and estimates used in the preparation of its Consolidated Financial Statement.

Recording Revenues

The revenues of TV Azteca, which derive primarily from the sale of advertising time at a national and local level less any commissions on sales. TV Azteca generated the majority of its advertising revenue in 2002, 2003 and 2004 for advertising contracts in accordance with its “Plan Azteca” and “Plan Mexicano”. These contracts, in general, require that the advertiser deposit a part of the purchase price of the advertising time on the date on which the advertiser executes the contract. An important percentage of these contracts are advertising commitments during a period of approximately one year. From time to time, TV Azteca executes exchange transactions with third parties and related parties in which it exchanges advertising time for good, services and other assets, an important part of which are used in the operations of TV Azteca. With regard to the exchange transactions, TV Azteca evaluates these transactions based on the fair estimated market value of the goods, services and other assets received by TV Azteca. These transactions represented approximately 2%, 4% and 4% of the net revenues of TV Azteca for the financial years ending on December 31, 2002, 2003 and 2004, respectively.

TV Azteca records cash and other assets, if applicable, as assets in its general balance, and its obligation to deliver advertising as advertising advances, in its general balance on the date of execution of the advertising contract. These advertising advances are recorded as revenues on the date and to the extent that these ads go on the air.

TV Azteca maintains estimates for dubious collections accounts which are the result of the inability of its clients to make the required payments. Each client is analyzed case by case. If the Financial Position of the TV Azteca’s clients deteriorates, damaging, as a result, their ability to make payments, additional estimates may be required.

Broadcasting Rights

The cost of broadcasting rights is amortized in various ways related to the license period, the use of the programs and the estimate by the administration of the revenues to be received from broadcasting each program. The cost of the acquired broadcasting rights is amortized in accordance with the program and the events are broadcasted in advance when the rights are related to multiple broadcasts. The internal programming costs, including the programming of “reality shows”, are amortized when the programs are initially aired. On the other hand, the cost of “soap operas” are amortized in the following manner: (a) 70% is amortized when the soap opera is aired for the first time, (b) 10% is amortized over the period of four years and represents the estimate for the management of the necessary broadcasting rights in order to comply with the requirement to license the programs in a foreign country and (c) as of January 1, 2003, 20% is amortized over a period of six years in order to meet the requirements of Azteca America. The new period of amortization reflects the experience and future plans of TV Azteca in the United States markets. The effect of this change resulted in a reduction of Ps. $38.6 million in amortization expenses for the financial year ending on December 31, 2003. TV Azteca bases its estimates on historical experience and various other assumptions. If the actual results differ from these estimates, there may be an adverse effect on the financial performance of TV Azteca.

Intangible Assets and Business Credit

In December 2001, the IMCP Accounting Principles Commission (Comisión de Principios de Contabilidad del IMCP) issued Bulletin C-8, “Intangible Assets” (“Bulletin C-8”), which came into effect on January 1, 2003. January 1st, 2002, TV Azteca adopted Bulletin C-8. Pursuant to Bulletin C-8, the intangible assets must be recorded in the general balance when they comply with the following characteristics: (a) they may be identified, (b) they may generate future economic profits and (c) the company has the ability to control future economic profits. The amortization of intangible assets would be distributed systematically over the estimated service lives of the assets, unless it is determined that the intangible assets would have an indefinite service life based on their expected future economic profits. The intangible assets must be reviewed annually and a physical depreciation loss would be recorded in the event that the amount in the intangible assets books cannot be recovered based on an estimated cash flow of the operating activities. As a result of adopting Bulletin C-8, TV Azteca determined that its television concessions qualified as intangible assets of indefinite service life. Therefore, TV Azteca does not amortize these concessions any longer. Before January 1st, 2002, the television concessions of TV Azteca were amortized using the straight line method over the duration on the corresponding concession.

In 2003, TV Azteca adopted Bulletin C-15, “Physical depreciation of Long Service Life Assets and their Disposal” (“Bulletin C-15”), issued by the IMCP Accounting Principles Commission (Comisión de Principios de Contabilidad del IMCP). The Bulletin establishes, among other things, the general criteria for the identification and when applicable the registry of losses due to physical depreciation or a decrease in the value of long term assets, tangible and intangible, including commercial/ business credit. As of December 31, 2003 the adoption of this Bulletin had no effect of the Financial Position or operating profits of TV Azteca. On December 31, 2004, TV Azteca does not have any of the physical depreciation referred to in the aforementioned Bulletin.

Deferred Taxes

As part of the preparation process of the Consolidated Financial Statements TV Azteca is required to estimate its income tax. This process involves estimating the actual tax exposure of TV Azteca, together with the determination of the temporary differences which are the result of deferring taxes and accounting for the treatment of items such as advertising advances, broadcasting rights and inventories, television concessions, goods, machinery and equipment and amortizable tax losses. These differences result in deferred taxable assets and liabilities which are included in the consolidated general balance of TV Azteca. TV Azteca must then determine the possibility that its deferred taxable assets be recovered from future taxable revenues and, to the extent that TV Azteca believes that no such recovery is possible, it must establish an assessment reserve. To the extent that TV Azteca establishes an assessment reserve or increases this reserve in a given period, it must include an expense within the tax reserve in the income statement. A decision by the administration is required in order to determine the reserve of TV Azteca for the income tax, the deferred taxable assets and liabilities of TV Azteca, and any registered assessment reserve against net deferred taxable assets of TV Azteca.

Unefon Investment

In October 2000, TV Azteca granted rights to acquire all the Series A shares of Unefon which it owns, proportionally to all the holders of all TV Azteca’s outstanding shares and to some other securities of TV Azteca, for a total financial year price of US$177.0 million. Granting of rights to acquire the Unefon Series A shares was subject to receiving the approval of the holders of the TV Azteca Notes and the Azteca Holdings 11% Senior Secured Notes due 2002 (the “Azteca Holdings 11% Notes”). On March 27, 2001, TV Azteca and Azteca Holdings obtained these consents and paid an installment for a total of Ps.$121 million (nominal) to certain holders of the Azteca Holdings 11% Notes and TV Azteca Notes, of which Ps.$109,009 (nominal) were registered as part of the total investment of TV Azteca in Unefon. Those rights were to be granted subject to submission and effect of a registry declaration to the SEC, which would register the Unefon Series A corresponding to that right, upon receipt of all the applicable regulatory approvals and third parties. The right to acquire Unefon Series A shares could be exercised originally and exclusively on December 11, 2002, but on December 2002 TV Azteca approved the change of date of the financial year to December 12, 2003. The right to acquire the Unefon shares expired on December 12, 2003. The conditions for the public offering were not complied with and therefore not exercised. (See “Administration – Transactions with Related Parties and Conflicts of Interest”.)

In August 2002, TV Azteca announced its intention to seek the approval of its shareholders in order to spin-off its investment in Unefon through a prorated distribution at no cost to its shareholders of all the Unefon shares owned by TV Azteca. In October 2003, the Board of Directors of TV Azteca unanimously approved the spin-off of their investment in Unefon. On December 8, 2003, TV Azteca convened an extraordinary general shareholders’ meeting for December 19, 2003 in which it requested that its shareholders vote in favor of that spin-off and in December 2003 Unefon Holdings was incorporated as a different entity from TV Azteca for the purpose of holding that investment.

Before the spin-off, TV Azteca was the owner of 46.5% of the Unefon capital stock, which is represented by Series A shares. As a result of the spin-off of the Unefon investment, TV Azteca is no longer the owner of representative shares of the Unefon capital stock. The company spun-off from TV Azteca, or, in other words, Unefon Holdings, is now the owner of 46.5% of the Unefon shares and of 50% of the shares of Cosmofrecuencias, a wireless internet service provider. TV Azteca shareholders will receive Unefon Holdings shares in the same proportion as their interest in TV Azteca, once Unefon Holdings is able to publicly distribute its shares in Mexico. Unefon Holdings expects its shares to be listed on the BMV in the following months.

Contingent Liabilities

TV Azteca is party to some legal proceedings. Liabilities are recorded in the financial statement when a loss is estimated and probable. If the loss is not probable or estimated or if the possibility of a loss is remote, no provision is recorded in the financial statement. Based on the legal advice that TV Azteca has received from its Mexican legal counsel and other information available to TV Azteca, no provision has been recorded in the financial statement as a result of these legal proceedings.

Effects of the Devaluation of the Peso and of Inflation

General Information

The decision of the Mexican government in December 1994, to increase significantly the range within which the Mexican peso would be exchanged for United Stated Dollars and to subsequently allow the peso to float freely against the United States dollar initiated a significant devaluation of the peso against the United States dollar. The devaluation produced a certain number of adverse effects in the Mexican economy which in turn adversely affected the Financial Position and operating profits of TV Azteca. The interest rates in Mexico increased substantially, thereby increasing the cost of loans. In addition, in response to the effects of the devaluation, the Mexican government established an economic recovery program designed to tighten the supply of money, increase national savings, discourage consumption and reduce public spending in general. Foreign investment in Mexico by private sources decreased significantly.

The peso was devalued abruptly in December 1994 and continued to drop in 1995. The volatility of the currency exchange market has gradually decreased since 1995 when the exchange rate fluctuated between Ps.$5.00 and Ps.$8.14 per US dollar. The peso dropped more slowly and was less volatile in 1996 and in the greater part of 1997. In the last quarter of 1997 and during a great part of 1998, the international currency exchange markets experienced volatility as a result of the financial crisis in Asia and Russia and the financial problems in certain countries, including Brazil and Venezuela. Although the peso was devalued during this period, it was relatively stable in 1999, 2000 and 2001 and in the first three quarters of 2002. Between 1999 and 2001, the exchange rate fluctuated between Ps.$8.95 and Ps.$10.60 per US dollar. In 2003, the exchange rate fluctuated between Ps.$11.3895 and Ps.$10.1068 per US dollar. In 2004, the exchange rate fluctuated between Ps.$11.689 and Ps.$10.808 per US dollar. As of May 25, 2005, the 12:00 Federal Reserve Bank of New York buying rate for the dollar was Ps.$10.8700 per US$1.00.

Economic conditions in Mexico generally improved in 2001, with an increase in the internal gross product (“PIB” for its initials in Spanish) of 6.9%. However, in 2001, the PIB increased 0.3%. For the financial year ending on December 31, 2003, the PIB increased 1.43%. For the year ending on December 31, 2004, the PIB increased 4.4% compared with the previous year. The interest rates on 28-day Mexican government treasury certificates (CETES) were on average in the order of 7.1%, 6.2% and 8.6% in 2002, 2003 and 2004, respectively.

Inflation during 2002, 2003 and 2004 was 5.7%, 3.97% and 5.2%, respectively. In 2001, the peso strengthened to Ps.$9.160 per US dollar as of December 31, 2001, an increase of 5.1% in its value since December 31, 2000. In 2002, the peso had weakened to Ps.$10.395 per US dollar as of December 31, 2002, a decrease in the order of 13.5% in its value since December 31, 2001. In 2003, the peso weakened to Ps.$11.232 per US dollar as of December 31, 2003, a decrease in the order of 8.0% in its value since December 31, 2002. In 2004, the peso weakened to Ps.$11.2648 per US dollar as of December 31, 2004, a decrease in the order of 1.0% in its value since December 31, 2003.

Operating Costs in US Dollars

TV Azteca has significant operating costs in US dollars due primarily to the cost of its purchased programming and leasing of the satellite transponder capacity. During the financial years ending on December 31, 2002, 2003 and 2004, the cost of purchased programming and the leasing of the satellite transponder capacity represented 22%, 19% and 20%, respectively, of the total cost of TV Azteca.

Full Cost of Capital

Interest Expenses. As of December 31, 2003, interest expense originated from the TV Azteca debt which was almost entirely incurred in US dollars and exposed TV Azteca to fluctuations in the exchange rates, increasing the cost in pesos of interest payments on those debts when the value of the peso decreased against the US dollar, and increased when the value of the peso appreciated against the US dollar. As of December 31, 2004, as a result of an important replacement of the debt in US dollars for debt in pesos, approximately 35% of the debt of TV Azteca was in United States dollars. (See “Stock market – Quantitative and Qualitative Disclosure About Market Risk”.)

Interest Revenues. The interest revenues are affected positively by inflation because TV Azteca receives higher yield rates on its temporary investments, which are mainly short term time, fixed term deposits in pesos in Mexican banks.

Exchange Rate Profit (Loss). TV Azteca records an exchange rate profit or loss with regard to currency assets or liabilities in US dollars when the peso appreciates or depreciates in relation with the US dollar. As of December 31, 2002, 2003 and 2004, TV Azteca had approximately US$674.5 million, US$727.2 million and US$232.5 million, respectively, in monetary liabilities in US dollars. Approximately US$585.8 million, US$649.1 million and US$195.0 million of those monetary liabilities, respectively, represented the loan debt of TV Azteca. The monetary assets in US dollars of TV Azteca as of December 31, 2002, 2003 and 2004, reached approximately US$491.9 million, US$510.3 million and US$343.6 million, respectively. Up to December 31, 2003, the monetary liabilities of TV Azteca in US currency consisted primarily of debts in US dollars and accounts payable with respect to providers broadcasting rights. Monetary assets in the United States consist primarily of bank deposits and accounts receivable in US dollars. As of December 31, 2002 and 2003, monetary liabilities in US dollars exceeded significantly the monetary assets in US currency. As a result, TV Azteca recorded exchange rate losses during each period in which the peso depreciated in relation with the US dollar and an exchange rate profit during each period in which the peso appreciated in relation with the US dollar. As of December 31, 2004, as a result of an important replacement of the US dollar debt for peso debt, monetary assets in US dollars exceeded monetary liabilities in those currencies, resulting in a significant reduction in costs due to exchange rate fluctuations.

Other Financial Expenses. The other financial expenses reflect the annual amortization of deferred costs due to the issue of debt, as well as other financial costs.

Profit or loss due to monetary position. TV Azteca records profits or losses for holding net monetary liabilities or losses due to the effect of inflation. A profit due to monetary position is a result of holding net monetary losses during periods of inflation, because the purchasing power represented by liabilities in nominal pesos is reduced with the passage of time. As of December 31 2002, 2003 and 2004, the monetary assets of TV Azteca exceeded the monetary liabilities; therefore, since the Mexican economy has experienced inflation in those years, TV Azteca recorded losses due to monetary position in each one of those periods.

Advertising Advances

Advertising advances are non-monetary liabilities since they represent the obligation of TV Azteca to render services in the future. As a result, the amount of advertising advances in the general balance is restated using the INPC for the purpose of reflecting the effects of inflation on the advertising advances and it consequently is in the results when these are recorded as revenues. This effect resulted in increments of Ps.$240 million, Ps.$187 million and Ps.$309 million (US$27.4 million) in net sales for the financial years ending on December 31, 2002, 2003 and 2004, respectively.

Advance sales of Advertising Time

For the financial years ending on December 31, 2002, 2003 and 2004, 69%, 63% and 62%, respectively, of the net revenues of TV Azteca were attributable to pre-sales of advertising time made before that financial year. The pre-sales of advertising time registered on the closing of each financial year represented the revenues that TV Azteca will record during the following calendar financial year. As of December 31, 2002, advertising time pre-sales reached Ps.$4,864 million, which represented a decrease in the order of 4% compared with advertising time pre-sales recorded in 2001. As of December 31, 2003, advertising time pre-sales reached Ps.$5,158 million, which represented a decrease in the order of 6% compared with advertising time pre-sales recorded in 2002. As of December 31, 2004, advertising time pre-sales reached Ps.$5,041 million, (US$447.5 millions), which represented a decrease in the order of 2% compared with advertising time pre-sales recorded in 2003.

Price increases in 2001

TV Azteca implemented a new price program in 2001, under which TV Azteca achieved an increase in nominal fees of 42% on average over average nominal fees collected in 2000. This increase in fees was made in quarterly phases during 2001. The increases in the fees were higher than the inflation rate for each on of the quarters in which the rates were raised. TV Azteca believes that these increases in fees resulted in a total TV Azteca advertising time sold as a result of the fact that the majority of the advertisers have a limited advertising budget. TV Azteca sold a part of the advertising time which was not sold otherwise to shared risk advertisers and infomercial producers. TV Azteca also used a part of the unsold advertising time to aggressively market the programming of its networks. TV Azteca believes that the use of its unsold advertising time in the aforementioned manner helped to increase its audience and advertising share. The average price of advertising time advance sales of TV Azteca for 2004 was increased approximately 5% compared to the price of advanced sales for 2003.

Advanced Sales

Unefon Advertising Advances

In June 1998, TV Azteca and Unefon executed a 10 year advertising contract, which has suffered modification, pursuant to which TV Azteca agreed to provide Unefon advertising spots amounting to a total of 120,000 GRP over the duration of the contract, up to a maximum 35,000 GRP per year. Unefon agreed to pay TV Azteca 3.0% of its gross revenues up to a maximum amount of US$200.0 million. As of December 31, 2003, TV Azteca had broadcasted Unefon ads for a total value of Ps.$312 million (US$26.4 million) in accordance with this advertising contract. Pursuant to the contract, Unefon chose to defer payments with due dates in 2000, 2001 and 2002 with amounts reaching Ps.$155 million, which were made in four equal quarterly installments during 2003 and 2004. The first payment was due in June 2003. The deferred payments accrued interest at a yearly interest of 12%. As of 2003, Unefon payments to TV Azteca were consistently on their due dates. As of December 31, 2003, the balance of deferred payments was equal to US$9.1 million (including interest), which were paid in March 2004. Unefon may only use the GRP until December 2009. In accordance with the advertising contract, the failure of Unefon to pay advances shall not be considered to be a default by Unefon, pursuant to the contract. However, TV Azteca may suspend the provision of advertising spots to Unefon after the continuous failure of Unefon to make payments during one year.

Todito Advertising Advance, Programming and Services

In February 2000, TV Azteca acquired a 50% interest in Todito, a Mexican company that operates an internet portal, an internet connection service and an electronic business market which targets Hispanic persons in the United States and Mexico. In relation with its investment in Todito, TV Azteca executed a five-year advertising and service contract with Todito, which was recorded initially as an advertising, programming and service advance in the amount of US$100.0 million. As of December 31, 2004, the non-utilized balance of the advertising, programming, and service advance of Todito was Ps.$58 millions (US$5.1 millions).

Other Sales

Exchange Sales

Exchange transactions are accounted for in the same manner as other advertising advances and the amounts owed to TV Azteca are determined based on the fair market value of the goods, services, and other assets received by TV Azteca. For the financial years ending on December 31, 2002, 2003, and 2004, exchange transaction revenues represented Ps.$160 million, Ps.$317 million and Ps.$340 million (US$30.2 million), respectively, which represented 2%, 4%, and 4% of the net sales of TV Azteca, respectively.

Infomercials, Shared Risk Ads, and Integrated Advertising

TV Azteca sells a portion of its unsold advertising time to shared risk advertisers and infomercial producers. With respect to infomercials, TV Azteca charges a fee for the time that the ad lasts. However, TV Azteca does not receive sales revenues from the products shown during the infomercial. On the other hand, with shared risk ads, TV Azteca does not receive any advertising fee during the time that the ad is on the air. Instead, TV Azteca receives a percentage of the gross sales of the product or products that are offered during a specific period after the ad is broadcasted. For example, TV Azteca broadcasts musical recording ads at a minimum cost or without cost, in agreement with the contracts that give TV Azteca the right to receive a share of the sales of recordings during a certain number of months after those ads are aired. TV Azteca also receives income from “integrated advertising” in the form of product placements during the broadcast of internally produced programming. Revenues derived from shared risk ads, infomercials, and integrated advertising amounted to Ps.$29 million, Ps.$222 million, and Ps.$1,094 million, respectively, reaching a total of Ps.$1,345 million for the financial year ending December 31, 2002. For the financial year ending on December 31, 2003 these revenues were Ps.$28 million, Ps.$103 million, and Ps.$1,472 million, respectively, reaching a total Ps.$1,603 million and for the financial year ending on December 31, 2004, these revenues were Ps.26 million (US$2.3 million), Ps.97 million (US$8.6 million), and Ps.1,613 million (US$143.2 million), respectively for a total of Ps.1,736 million (US$154.1 million). Total advertising revenues for the aforementioned categories represented 18%, 21%, and 20% of the net sales of TV Azteca in the financial years ending on December 31, 2002, 2003, and 2004, respectively.

Seasonal Nature of the Sales

The television broadcast operations of TV Azteca are seasonal. Advertising revenues, which are recorded when advertising goes on the air, are generally higher in the second quarter due to the high level of advertising on the air as a result of the Christmas season.

Cyclical Nature due to Important Broadcasting Events

The net revenues of TV Azteca fluctuate as a result of the frequency with which TV Azteca broadcasts important events. During the financial year ending on December 31, 2002, TV Azteca broadcasted the 2002 World Soccer Cup, which represented approximately Ps.$296 million (US$25.0 million nominal) in net revenues. TV Azteca did not broadcast important events in 1999 and 2001. During 2003 there were local elections and related campaigns and TV Azteca recorded sales of Ps.$114 million (US$10 million) in relation with this election activity. During 2005, TV Azteca recorded an increase in advertising of Ps.259 million (US$22 million) related to the broadcast of the 2004 Summer Olympic Games. In addition, TV Azteca has the rights for broadcasting these games in the year 2008.

Historically, the broadcasting of important events by TV Azteca increased advertising sales during the periods in which they were aired, which reflects the larger audiences attracted by these events related to an average audience of TV Azteca during the hours in which these important events were broadcasted and the fact that advertisers pay a premium, which is related to broadcasting those important events compared to the regular broadcasting programs of TV Azteca.

Selected Results of Operating Components as a Percentage of Net Revenues

The following chart establishes for the indicated periods below, information on the operating profits of TV Azteca as a percentage of net revenues of TV Azteca.

	FINANCIAL YEAR ENDING ON DECEMBER 31 OF
	2002	2003	2004
Net revenues	100%	100%	100%
Programming, production, and broadcasting costs	(38)%	(39)%	(42)%
Sales and administrative expenses	(15)%	(14)%	(14)%
Total costs and expenses	(53)%	(54)%	(56)%
Depreciation and amortization	(6)%	(5)%	(5)%
Operating Profit Margin	42%	41%	39%

i)	Operating profits

Financial year Ending on December 31, 2004, Compared with Financial year Ending on December 31, 2003

Net sales for the financial year ending on December 31, 2004 increased 9% or Ps.$661 million (US$58.7 million) to Ps.$8,320 million (US$738.6 million) from Ps.$7,659 million for the financial year ending December 31, 2003. The increase in net revenues was due in part to an increase of Ps.$388 million (US$34.4 million) in national advertising sales, an increase of Ps.$52 million (US$4.6 million) in local advertising sales (excluding the local station of the Mexico City), an increase of Ps.$254 million (US$22.5 million), in the net revenues of Azteca América. These increases were partially compensated by a net decrease in sales of Ps.$33 million (US$2.9 million) which includes a decrease in export sales and international operations, among others.

The programming, production, and broadcasting costs for the financial year ending on December 31, 2004 increased 16% or Ps.$471 million (US$41.8 million) to Ps.$3,473 million (US$308.3 million) from Ps.$3,002 million for the financial year ending on December 31, 2003. This increase is due primarily to Ps.$223 million (US$19.8 million) reflecting the expansion costs of Azteca América Network in the United States. The costs also include Ps.$145 million (US$12.9 million) related to the broadcasting of the 2004 Olympic Games. Other increases and costs for Ps.$103 million (US$9.1) mainly reflect increases in the purchased programming costs, as well as the soap opera productions.

The sales and administration expenses for the financial year ending on December 31, 2004 increased 7% or Ps.$77 million (US$6.8 million) to Ps.$1,182 million (US$105.0 million) from Ps.$1,105 million for the financial year ending on December 31, 2003. This difference reflects higher personnel and operating expenses, primarily related to the increase of local operations and the growth of TV Azteca in the United States as well as expenses for consulting services related to compliance with the securities and exchange laws of the United States of America.

The depreciation and amortization for the financial year ending on December 31, 2004, increased 3% or Ps.$13 million (US$1.2 million) to Ps.$402 million (US$35.7 million) from Ps.$389 million for the financial year ending on December 31, 2003. This difference is due primarily to an increase in foreign indexes and their depreciation.

As a result of these factors, the operating profit for the financial year ending on December 31, 2004, increased 3% or Ps.$100 million (US$8.9 million) to Ps.$3,263 million (US$289.7 million) of Ps.$3,163 million for the financial year ending on December 31, 2003.

For the financial year ending on December 31, 2004, TV Azteca received 93% of its revenues from the Mexican market and 5% from the United States market. The remaining 2% was generated by programming sales in other countries around the world.

Revenues generated in Mexico originate from clients that advertise their products in the entire country on the national broadcasting networks of TV Azteca, as well as from local clients that are regionally advertised throughout the 107 local broadcasting sites of TV Azteca, where local ads can be inserted in the broadcasting calendar. National advertising represented approximately 75% of the total sales of TV Azteca before commissions in 2004 and 76% in 2003. TV Azteca believes that the national advertising sales performance is, to a certain extent, a function of Mexican national economic activity, particularly consumer demand.

Local sales (including local sales in Mexico City) represented approximately 19% of the sales before commissions of TV Azteca in 2004, and 19% in 2003. TV Azteca expects to continue with the positive sales trend in the following years. The composite annual growth rate in TV Azteca has been 17% between 1999 and 2004.

The United Stated revenues derive mainly from Azteca América which is wholly owned by TV Azteca, as well as from the Los Angeles KAZA-TV station, which TV Azteca began operating in accordance with a multi-year local business/marketing contract which took effect on July 1, 2003. United States revenues represented 5% of the total sales of TV Azteca before commissions in 2004, and 2% in 2003, and it is expected that they will increase substantially along with increasing coverage of growing United States Hispanic audiences and increasing sales efforts.

TV Azteca has exported its content internally generated to more than 100 countries. In 2004, programming exports, including the sale by TV Azteca of the Azteca 13 channel signal to EchoStar for distribution outside the United States, represented 2% of total TV Azteca sales before commission. TV Azteca believes that the cultural ties of Mexico with other countries and the quality of TV Azteca programming content are key factors for additionally increasing programming exports in the years to come.

Other net expenses for the financial year ending on December 31, 2004, increased 59% or Ps.$260 million (US$23.1 million) to Ps.$698 million (US$62.0 million) from Ps.$438 million for the financial year ending on December 31, 2003. This increase is primarily due to the following factors: i) an increase in losses recorded under the equity accounting method in the order of Ps.$51 million (US$4.5 million) for greater losses by TV Azteca subsidiaries, mainly Atlético Morelia due to fewer players sold this year, ii) an increase of Ps.61 million (US$5.4 million) in donation expenses primarily for donations to academic and sport institutions, iii) an increase of Ps.84 million (US$7.5 million) in pre-operating expense amortizations mainly from Azteca América network expenses, iv) an increase of Ps.77 million (US$6.8 million) in expenses for legal consulting, mainly for consulting related to THE SEC, v) an increase of Ps.91 million (US$8.1 million) in sales loss and low fixed assets mainly due to the sale of an asset/property located in the outskirts of the city, vi) a decrease of Ps.$24 million (US$2.1 million) in revenues for commissions for a guarantee charged to Unefon as a result of the termination of that guarantee, vii) an increase of Ps.$11 million (US$1.0 million) in the payments of accounts receivable, viii) an increase of Ps.$27 million (US$2.4 million) in non-deductible expenses. These increases in expenses were partially compensated by a decrease in installation expenses and a decrease of Ps.$82 million (US$7.3 million) and Ps.$81 million (US$7.2 million), respectively, of patent and brand amortization as a result of the adoption of Bulletin C-15 in the prior year.

The full cost of capital for the financial year ending December 31, 2004 decreased 7% or Ps.$59 million (US$5.2 million) to Ps.$822 million (US$72.9 million) from Ps.$880 million for the financial year ending December 31, 2003. The net global cost of capital includes revenues and expenses for interest, net exchange rate profits or losses, profit and monetary position and other costs of capital described below. As of December 31, 2004, 35% of the debt of TV Azteca and TV Azteca subsidiaries were in United States dollars compared to 97% as of December 31, 2003. The decrease in the full cost of capital for the financial year ending December 31, 2003, was primarily due to an exchange rate profit of Ps.$3 million (US$266,000), compared to an exchange rate loss of Ps.$280 million for the financial year ending December 31, 2003. The change is due to a decrease in debt in US dollars of TV Azteca which has been replaced by a debt in pesos as of December 31, 2004. Interest revenues for the financial year ending December 31, 2004 decreased 23% or Ps.$49 million (US$4.3 million) to Ps.$167 millions (US$14.8 million) from Ps.$215 million for the financial year ending on December 31, 2003, and the interest expense for the financial year ending December 31, 2004, and they decreased 5%

or Ps.$41 million (US$3.7 million) to Ps.$766 million (US$68.0 million) from Ps.$807 million for the financial year ending December 31, 2003. Other financial expenses for the financial year ending on December 31, 2004 increased 148% or Ps.$81 million (US$7.2 million) to Ps.$136 million (US$12.1 million) from Ps.$55 million for the financial year ending on December 31, 2003. The increase was primarily due to the amortization of the deferred cost for the issue of the with a due date in 2007, and which were paid off early. The loss in the monetary position increased 173% or Ps.$57 million (US$5.1 million) to Ps.$90 million (US$8.0 million) for the financial year ending on December 31, 2004 from Ps.$33 million for the financial year ending on December 31, 2003. The difference was a result of an increase in the position of net monetary assets of TV Azteca in the financial year ending on December 31, 2004.

Profit before income tax was Ps.$1,743 million (US$154.8 million) for the financial year ending on December 31, 2004, compared to Ps.$1,844 million for the financial year ending on December 31, 2003. Income tax for the financial year ending on December 31, 2004 increased 8% or Ps.$14 million (US$1.3 million) to Ps.$199 million (US$17.7 million) from Ps.$185 million for the financial year ending on December 31, 2003. The increase reflects higher tax bases in 2004.

As a result of the aforementioned, TV Azteca had a net profit of Ps.$1,544 million (US$137.1 million) for the financial year ending on December 31, 2004, compared to the net profit of Ps.$1,659 million for the financial year ending on December 31, 2003. A net profit of Ps.$1 million for the for the financial year ending on December 31, 2003 represented the net profit of the minority shareholders and Ps.$1,658 million represented the net profit of the majority shareholders. As of December 31, 2004, TV Azteca does not have any minority interest.

Financial year Ending on December 31, 2003, Compared with the Financial Year Ending on December 31, 2002

Net sales for the financial year ending on December 31, 2003 increased 5% or Ps.$342 million (US$30.4 million) to Ps.$7,659 million (US$680.0 million) from Ps.$7,317 million for the financial year ending December 31, 2002. The increase in net revenues was due in part to an increase of Ps.$62 million (US$5.5 million) in national advertising sales, an increase of Ps.$157 million (US$13.9 million) of exchange transactions, an increase of Ps.$257 million (US$22.8 million) in local advertising sales and an additional increase of Ps $110 million (US$9.8 million) in the net revenues of Azteca América. These increases were partially compensated by a net decrease in sales of Ps.244 million (US$21.7 million) originated primarily by the updating of advertising sales advances, other revenues and an increase in the sales commissions.

The programming, production, and broadcasting costs for the financial year ending on December 31, 2003 increased 9% or Ps.$256 million (US$22.7 million) to Ps.$3,002 million (US$266.5 million) from Ps.$2,746 million for the financial year ending on December 31, 2002. This increase is due primarily to Ps.$109 million (US$9.7 million) which reflect the expansion costs of Azteca América Network in the United States, increase of Ps. $64 million (US$5.7 million) due to the increase in production costs of soap operas and an increase of Ps. $82 million (US$7.3 million) in entertainment programs.

The sales and administration expenses for the financial year ending on December 31, 2003 increased 4% or Ps.$39 million (US$3.5 million) to Ps.$1,105 million (US$98.1 million) from Ps.$1,066 million for the financial year ending on December 31, 2002. This difference reflects higher personnel and operating expenses, primarily related to the increase of local operations and the growth of TV Azteca in the United States.

The depreciation and amortization for the financial year ending on December 31, 2003, increased 8% or Ps.$32 million (US$2.8 million) to Ps.$389 million (US$34.5 million) from Ps.$421 million for the financial year ending on December 31, 2002. This difference is due primarily to the decrease in the depreciation expense as a result of the complete depreciation of some assets, primarily machinery and operating equipment.

As a result of these factors, the operating profit for the financial year ending on December 31, 2003, increased 3% or Ps.$ 79 million (US$7.0 million) to Ps.$3,163 million (US$280.89 million) of Ps.$3,084 million for the financial year ending on December 31, 2002.

For the financial year ending on December 31, 2003, TV Azteca received 96% of its revenues from the Mexican market and 2% from the United States market. The remaining 2% was generated by programming sales in other countries around the world and by revenues from the former station of TV Azteca en El Salvador, which has been sold.

Revenues generated in Mexico originate from clients that advertise their products in the entire country on TV Azteca national broadcasting networks, as well as from local clients that advertise regionally throughout the 107 local broadcasting sites of TV Azteca, where local ads can be inserted in the broadcasting calendar. National advertising represented approximately 71% of the total sales of TV Azteca before commissions in 2003 and 72% in 2002. TV Azteca believes that its national advertising sales performance is, to a certain extent, a function of Mexican national economic activity, particularly consumer demand.

Local sales (including the local sales in Mexico City) represented approximately 19% of the sales before commissions of TV Azteca in 2003, and 17% in 2002. TV Azteca expects to continue with the positive sales trend in the following years. The composite annual growth rate in TV Azteca has been 17% between 1999 and 2003.

United States revenues derive mainly from Azteca América which is wholly owned by TV Azteca, as well as from the Los Angeles KAZA-TV station, which TV Azteca began operating under a multi-year local business/marketing contract which took effect on July 1, 2003. United States revenues represented 2% of the total sales of TV Azteca before commissions in 2003, and 1% in 2002, and it is expected that they will increase substantially along with increased coverage of growing United States Hispanic audiences and increased sales efforts.

TV Azteca has exported its content generated internally to more than 100 countries. In 2003, programming exports, including the sale by TV Azteca of the Azteca 13 channel signal to EchoStar for distribution outside the United States, represented 2% of total TV Azteca sales before commissions. TV Azteca believes that the cultural ties of Mexico with other countries and the quality of TV Azteca programming content are key factors to additionally increase programming exports in the following years.

TV Azteca also operated Channel 12 in El Salvador until the end of 2003, when it sold the station. The station’s sales represented 1% of TV Azteca sales before commissions in 2002 and 2003.

TV Azteca recorded national revenues (not related to advertising primarily as a result of product promotion, the sate of TV Azteca signal in the pay per view television systems in Mexico, the acknowledgement for inflation in advanced sales) of 5% of the sales before commission in 2003 and 8% in 2002.

Other net expenses for the financial year ending on December 31, 2003, decreased 33% or Ps.$213 million (US$18.9 million) to Ps.$438 million (US$38.9 million) from Ps.$651 million for the financial year ending on December 31, 2002. This decrease is due primarily to losses in the order of Ps.$77 million (US$6.4 million) experienced by the subsidiaries of TV Azteca, in accordance with the participation method. Another decrease for Ps $85 million resulted from the cancellation of certain accounts receivable and investments made last year. These amounts were partially compensated by an increase of Ps.$73 million (US$6.5 million) in services for legal consulting. Also other expenses were affected by changes in the following areas: i) For the year ending on December 31, 2003, TV Azteca recorded Ps.$166 million (US$14.7 million) for the amortization of installation expenses compared with Ps$21 millions for the year ending on December 31, 2002. ii) for the year ending on December 31, 2003, TV Azteca had Ps.$35 million (US$3.1 million) in revenues as a result of commissions for guarantees provided to Unefon compared to Ps.$32 million in revenue for this line item for the year ending on December 31, 2002. iii) for the year ending on December 31, 2002, TV Azteca recorded a estimate for other non-operating accounts receivable from related parties for Ps.$279 million, compared with the non-existing estimate recorded for the year ending on December 31, 2002, TV Azteca had a cancellation for the rendering of legal expenses for the lawsuit with CNI for Ps.$20 million, compared with a non-existence of a cancellation recorded for the year ending on December 31, 2003, v) for the year ending on December 31, 2003, TV Azteca had a loss in fixed asset sales of Ps.$3 million (US$267,000), compared with a profit of Ps.$3 million for the year ending on December 31, 2002, vi) for the year ending on December 31, 2003, TV Azteca also registered a estimate for other non-operating accounts receivable from related parties for Ps.$17 million (US$1.5 million), compared with the non-existing estimate recorded for the year ending on December 31 2002, vii) for the year ending on December 31 2003, TV Azteca recorded an estimate for other inventories of Ps.$17 million (US$1.5 million) compared with a non-existing estimate for the year ending on December 31, 2002, viii) for the year ending on December 31, 2003, TV Azteca recorded a profit in the sale of its investment in the station in El Salvador of Ps.$2 million (US$233,000), compared with a non-existing profit or loss in the year ending on December 31, 2002, ix) for the year ending on December 31 2002, TV Azteca recorded revenues under the equity accounting method in Azteca America of Ps.$1 million (US$233,000), compared with a non-existing revenue in the year ending on December 31, 2003 and x) the tax surcharges for the year ending on December 31, 2003, amounted to Ps.$4 million (US$355,000), compared with Ps.$3 million for the year ending on December 31, 2002.

The full cost of capital for the financial year ending December 31, 2003 decreased 27% or Ps.$327 million (US$29.2 million) to Ps.$880 million (US$78.1 million) from Ps.$1,207 million for the financial year ending December 31, 2002. The net global cost of capital includes revenues and expenses for interest, net exchange rate profits or losses, profit and monetary position and other capital expenses described below. As of December 31, 2003, substantially all the debt of TV Azteca and of the subsidiaries of TV Azteca was in United States dollars. The decrease in the full cost of capital for the financial year ending December 31, 2003, was primarily due to an exchange rate loss of Ps.$201 million (US$17.8 million), which reflected a depreciation of 8.1% of the peso against the US dollar from December 31, 2002, compared to an exchange rate loss of Ps.$386 million for the financial year ending December 31, 2002, which reflected a depreciation of 13.55 of the peso against the US dollar from December 31, 2001. Interest revenues for the financial year ending December 31, 2003 increased 3% or Ps.$5 million (US$443,000) to Ps.$215 millions (US$14.8 million) from Ps.$210 million for the financial year ending on December 31, 2002, and the interest expense for the financial year ending December 31, 2003, increased 2% or Ps.$14 million (US$1.2 million) to Ps.$807 million (US$71.6 million) from Ps.$793 million for the financial year ending December 31, 2002. Other financial expenses for the financial year ending on December 31, 2003 decreased 63% or Ps.$93 million (US$8.3 million) to Ps.$4.9 million (US$4.9 million) from Ps.$148 million for the financial year ending on December 31, 2002. The decrease was primarily due to losses in the market value of the investment portfolio of TV Azteca in 2002, which did not occur this year. The loss in the monetary position decreased 63% or Ps.$56 million (US$5.1 million) to Ps.$33 million (US$2.9 million) for the financial year ending on December 31, 2003 from Ps.$89 million for the financial year ending on December 31, 2002, the difference was a result of the decrease in the position of net monetary assets of TV Azteca in the financial year ending on December 31, 2003.

Profit before income tax was Ps.$1,844 million (US$163.7 million) for the financial year ending on December 31, 2003, compared to Ps.$1,225 million for the financial year ending on December 31, 2002. Income tax for the financial year ending on December 31, 2003 decreased 43% or Ps.$125 million (US$11.1 million) to Ps.$166 million (US$14.7 million) from Ps.$289 million for the financial year ending on December 31, 2002. For the financial year ending on December 31, 2003, TV Azteca paid Ps.$230 million (US$20.4 million) in income taxes on income recorded in the previous financial year, compared with Ps.$168 million for the financial year ending on December 31, 2002. The expense of the deferred income tax increased 781% or Ps.$222 million (US$19.7 million) for the financial year ending on December 31, 2003, to Ps.$250 million (US$22.2 million) from Ps.$28 million for the financial year ending on December 31, 2002. The difference reflects the decrease in the amortization of tax losses from previous years of TV Azteca.

As a result of the aforementioned, TV Azteca had a net profit of Ps.$1,659 million (US$147.3 million) for the financial year ending on December 31, 2003, compared to a net profit of Ps.$1,076 million for the financial year ending on December 31, 2002. A net profit of Ps.$1 million (US$0 million) for the financial year ending on December 31, 2003 represented the net profit of the minority shareholders and Ps.$1,658 million (US$147.2 million) represented the net profit of the majority shareholders compared to Ps.$0 million (US$0 million) net loss for the minority shareholders and Ps.$1,007 million of net profit for the majority shareholders for the financial year ending on December 31, 2002.

ii) Financial Position, Liquidity and Capital Resources

Factors that may influence liquidity and capital resources of TV Azteca which are discussed below include the following:

•	The ability of TV Azteca to generate sufficient free cash flow and make distributions in accordance with its distribution policy mentioned above;

•	Factors that affect the operating profits of TV Azteca, including general economic conditions, commercial advertising demand, the competitive environment, the relative popularity of the programs of TV Azteca, demographic changes in TV Azteca market areas and regulations; and

•	Factors that affect access of TV Azteca to bank financing and capital markets, including fluctuations in interest rates, availability of credit, and operating risks of TV Azteca.

Liquidity

The main sources of liquidity of TV Azteca include cash flow, advance sale of advertising time and short term non-committed capital resources. The sources of short term and mid term financing of TV Azteca include a US$130.0 million eurocommercial paper market security program (the “ECP Program”) and a mid term Euronote Program (Programa de Euronotes) for US$200 million. In accordance with the Programa ECP, TV Azteca issues from time to time notes with due dates which are not greater than 365 days. In accordance with the mid term Euronote Program, TV Azteca may issue from time to time notes with expiration dates greater than 365 days and for a maximum of 7 years.

Cash flow and marketable securities were Ps.$752 million and Ps.$2,610 million (US$231.7 million) for the financial year ending on December 31, 2003 and 2004, respectively. The decrease in cash flow of TV Azteca as of December 31, 2004, compared with December 31, 2003, was due primarily to the payments of reimbursements in cash made in 2004 which amounted to US$185 million, as part of the cash use plan of TV Azteca.

The resources generated by operating activities were Ps.$1,596 million and Ps.$2,093 million (US$185.8 million) for the financial years ending on December 31, 2003 and 2004, respectively. The difference in net resources reflected an adequate optimization of the resources and capital and labor recovery administrated by TV Azteca, which allowed for a solid generation of its operating resources. An important part of the cash flows of TV Azteca are generated by its television broadcasting operations. Since its operating profits may fluctuate significantly as a result of a decrease in the advertising environment or the price setting structure, the ability of TV Azteca to generate positive cash flow from its television broadcasting operations may have a negative impact.

Resources generated in investment activities were Ps.$2,077 million for the financial year ending December 31, 2003, compared with resources used of Ps.$262 million (US$23.3 million) for the financial year ending on December 31, 2004. The difference in resources utilized in investment activities for the financial year ending on December 31, 2003, compared to resources generated for the financial year ending on December 31, 2004, was primarily due to the fact that in 2003, TV Azteca split its investment without cost in Unefon and Cosmofrecuencias for approximately Ps.$2,234 million. This split had no effect on cash flows.

The resources used in financing activities were Ps.$2,587 million and Ps.$3,689 million (US$327.5 million) for the financial year ending on December 31, 2003, and 2004, respectively. The resources generated by (utilized in) financing activities are affected by several factors including: (i) changes in the debt (including bank loans and senior notes) which are originated by debt paid or obtained, (ii) loans charged to Unefon, (iii) annual preferred dividends, the exercise of share options provided to employees, the sale of treasury shares, the buyback of shares and the effect of financial instruments, (iv) decreases in capital stock and (v) the effect of the Unefon and Cosmofrecuencias spin-off. For the financial year ending on December 31, 2003, there was Ps.$1,171 million in debt obtained compared with debt payment in the amount of Ps.$1,690 million (US$150.0 million) for the financial year ending on December 31, 2004. For the financial year ending on December 31, 2003, there were no loans collected from Unefon, compared to collection of an amount of Ps.$290 million (US$25.7 million ) for the financial year ending on December 31, 2004, related to a loan granted to Unefon in 2002. In addition, for the financial year ending on December 31, 2003, TV Azteca utilized resources in the amount of Ps.$39 million to pay annual preferential dividends, compared to the payment of Ps.$51 million (US$4.5 million) for the financial year ending on December 31, 2004. For the financial year ending on December 31, 2003, resources in the amount of Ps.$30 million were provided for the exercised stock options, compared to Ps.$61 million (US$5.4 million) in stock options exercised in the financial year ending on December 31, 2004. In addition, during the financial year ending on December 31, 2003, resources in the amount of Ps. $105 were obtained for the replacement of the treasury shares, compared to resources utilized in the amount of Ps.$635 million (US$56.4 million) for the buyback of shares in the financial year ending on December 31, 2004. Also, during the financial year ending on December 31, 2003, TV Azteca reduced its stock capital in the amount of Ps.$1,517 million compared to a reduction of Ps.2,084 million (US$185.0 million) for the financial year ending on December 31, 2004. For the financial year ending on December 31, 2003, TV Azteca utilized resources in the amount of Ps.105 million in financial instruments, compared to resources obtained in the amount of Ps.421 million (US$37.4 million) for the financial year ending on December 31, 2004.

Sources of Payment for the TV Azteca 10 1/8% Notes

As of December 31, 2003, the total unpaid principal amount of these notes was US$125.0 million. The TV Azteca 10 1/8% Notes matured and were fully paid on February 15, 2004. The sources of this payment were US$60 million from the cash position of TV Azteca and US$65 million from non-secured financing obtained by the Deutsche Bank, under available market terms (See “Financial Information –Comments and Analysis by the Administration on the Operating profits and Financial Position of the Issuer – Financial Position, Liquidity and Capital Resources - Debt”).

Sources of Payment for the TV Azteca 10 1/2% Notes

On December 23, 2004 TV Azteca completely prepaid all of its US$300 million 10 1/2% Series B Guaranteed Senior Notes due February 15, 2007 . The notes were called at a price of 101.75 . The source funds for the prepayment include proceeds from an issuance in Mexico of Structured Securities Certificates for the peso equivalent of approximately US$175 million, as well as the equivalent of approximately US$125 million from a secured credit line denominated in pesos with Banco Inbursa.. (See “Financial Information –Comments and Analysis by the Administration on the Operating profits and Financial Position of the Issuer – Financial Position, Liquidity and Capital Resources - Debt”)

Advertising Advances

In accordance with TV Azteca’s “Plan Azteca,” advertisers are generally required to completely pay their advertising commitment within the four months following the date on which they sign an advertising contract. TV Azteca’s “Plan Mexicana”, on the other hand, generally allows an advertiser to pay advertising by making a cash deposit that varies from 10% to 20% of their advertising commitment, paying the balance in installments over the duration of the advertising contract, commonly for a period of one year. Advertising fees are generally lower in the “Plan Azteca” than in the “Plan Mexicano”.

Since advertising time pre-sales are generally made in the last quarter of the financial year, the cash flow and the marketable securities of TV Azteca are normally at their highest level in December and their lowest in the third quarter. In general, to the extent that the products generated from advertising time pre-sales are reduced (together with other cash flow sources), TV Azteca is based on short term financing sources which are restituted subsequently, normally in the fourth quarter of a calendar year with an advertising time pre-sales product for the following year.

As of December 31, 2004, TV Azteca had generated Ps.$5,041 million (US$447.5 million) in advertising time pre-sales to be aired in 2005, of which 66% was made in accordance with “Plan Azteca” and the rest in accordance with “Plan Mexicano”. As of December 31, 2003, TV Azteca had generated Ps.$5,158 million in advertising time pre-sales to be aired in 2004, of which 66% was done in accordance with “Plan Azteca” and the rest in accordance with “Plan Mexicano”.

Debt

The following table establishes the consolidated unpaid principal debt of TV Azteca on December 31, 2004:

			AS OF DECEMBER 31, 2004
ITEM	(in millions of Mexican pesos)		(in millions of US dollars)
Scotiabank Inverlat Mortgage Loan	Ps	180	US$	16.0
Long Term Import Credit Line of Standard Chartered Bank		46		4.0
Eurocommercial Paper Market Program		360		32.0
Long Term Credit Line of ATC		1,349		119.8
Deutsche Bank		394		35.0
Midterm Export Credit Line of First National Bank of SD		44		3.9
Loan to Providers of Inbursa Intrafin		3		0.3

Short Term Loan of Banco Azteca		170		15.1

Line of Credit with Banco Inbursa		1,406		124.8
Commercial/Business Letter of Credit with Banco Inbursa		3.3
Structured Stock Exchange Certificates		2,000		177.5
Trust Certificates		260		23.1

Total	Ps.	6,216	US$	551.8

In February 1997, TV Azteca issued US$125.0 million of the total unpaid principal of the 10 1/8% TV Azteca Notes and US$300.00 million of the total unpaid principal of the 10 1/2% Notes of TV Azteca. The 10 1/8% Notes were due and were paid on February 15, 2004, while the 10 1/2% Notes that were due on February 15, 2007, were completely prepaid on December 23, 2004. These Notes were paid off at a price of 101.75%. The prepayment funds included resources obtained from an issue of Securities Certificates in Mexico for the equivalent amount in pesos of approximately US$175 million, as well as the equivalent amount of approximately US$125 million million from a secured credit line denominated in pesos with Banco Inbursa.

On September 18, 1997, TV Azteca obtained a mortgage loan for US$25.9 million from Banco Bilbao Vizcaya, S.A. (“BBV”), for the acquisition of an office building located adjacent to its main offices. The mortgage loan was due and was refinanced on December 18, 2003. TV Azteca obtained a mortgage loan for an amount equal in pesos to US$20 million from Scotiabank Inverlat, to perform the refinancing. The mortgage loan accrues interest at an annual interest rate which is the “Interbank Interest Rate of Equilibrium” (Tasa de Interés Interbancaria de Equilibrio - “TIIE” for its initials in Spanish) at 28 days, a rate established by the Banco Central Mexicano plus 2% annual interest, paid monthly starting on January 8, 2004 and which is amortized quarterly beginning June 18, 2004 for a period of 15 quarters.

In March 1999, TV Azteca executed a long term import credit line for US$30.2 million with Standard Chartered Bank, as a creditor and Export-Import Bank of the United States, as a guarantor. In accordance with this credit line TV Azteca was allowed up to May 2002 to request a loan from the entire amount of US$30.2 million through notes. The import credit line was established to finance the purchase of equipment for TV Azteca manufactured in the United States. In October 1999, March 2000 and November 2003, TV Azteca issued notes, one in the amount of US$12.2 million with an expiration date in October 2004, which accrues interest at a rate of 7.6% annually, one in the amount of US$10.5 million with an expiration date in March 2005, which accrues interest at an annual rate of 8.45% and another in the amount of US$3.8 million with expiration on November 2008, which accrues interest at an annual rate 3.95%.

In May 1999, TV Azteca executed the “EPC Program” (Programa EPC) for US$75.0 million with ABN-AMRO Bank, N.V., as the arranging party and main operator. The size of the EPC Program was increased to US$130.0 million in July 1999 and Geronimo Capital Markets was established as the operator. The notes issued in accordance with the EPC Program are issued with a discount and do not accrue interest. There is a commitment to buy notes to be issued in accordance with the EPC Program and the notes issued in accordance with that program cannot have an expiration/due date which exceeds 365 days. The “Programa EPC” allows TV Azteca to issue and have unpaid amounts up to US$130.0 million in notes on any date. Currently TV Azteca has 3 instruments for US$ 11.0 million, US$ 22.0 million and US$ 1.0 million, with expiration dates on February 24, 2006, March 3, 2006 and March 3, 2006, respectively, the instruments were issued at a discounted rate of 6.25%.

In February 2000, TV Azteca executed a long term line of credit of up to US$119.8 million with Mexican subsidiaries of ATC (“ATC Long Term Line of Credit”). The ATC Long Term Line of Credit consists of a non-secured long term loan for US$91.8 million and a term loan for US$28.0 million guaranteed by some of the assets of TV Azteca. The interest rate on each one of the loans is 13.109% annually. The initial duration of the non-term/ secured term loan for US$91.8 million is 20 years, which may be extended to 50 additional years, to the extent that the (“Torre”)/ Tower Contract is still current and in effect. The secured term loan for US$28.0 million was due in February 2005, but has been renewed annually for successive one-year periods to the extent in which the Tower Contract continues in force.

In 2003, TV Azteca obtained three non-secured loans from Deustche Bank. One in the amount of US$20.0 million with a due date in July 2004, which accrued interest at an annual rate of 9% and which was paid in advance on June 21, 2004 in the amount of US$20.0 million, expiring in November 2004, with accrued interest at an annual rate of 5.71%, which was paid off on its due date, and another in the amount of US$35.0 million expiring in November 2005, which accrues interest at an annual LIBOR rate (6m) plus 5.5% annual interest rate. The 9% credit was used for capital and labor and the other two were used to refinance the 10 1/8% notes of TV Azteca.

In December 2003, TV Azteca contracted a mid term export line of credit for US$7.7 million with First National Bank of San Diego, as creditor and Export-Import Bank of the United States, as guarantor. In accordance with this line of credit, TV Azteca was able until December 2004 to request a loan for the entire or the partial amount of the US$7.7 million by submitting notes. The import line of credit was established to finance the purchase of equipment for TV Azteca manufactured in the United States. In March 2004, TV Azteca issued two notes for the total principal amount of US$1 million with a due date in December 2008, which accrue interest at a LIBOR rate at 180 days plus 0.75% annual interest. In June de 2004, TV Azteca issued two notes for the total principal amount of US$447,058 with a due date in 2009, which accrue interest at a LIBOR rate at 180 days plus 0.75% annual rate. In July de 2004, TV Azteca issued one note for the total principal amount of US$720,349 with a due date in 2009, which accrues interest at a LIBOR rate at 180 days plus 0.75% annual rate. In August of 2004, TV Azteca issued one note for the total principal amount of US$311,722 with a due date in 2009, which accrues interest at a LIBOR rate at 180 days plus 0.75% annual rate. In August de 2004, TV Azteca issued one note for the total principal amount of US$364,653 with a due date in 2009, which accrues interest at a LIBOR rate at 180 days plus 0.75% annual rate. In February de 2005, TV Azteca issued one note for the total principal amount of US$765,997 with a due date in 2009, which accrues interest at a LIBOR rate at 180 days plus 0.75% annual rate. In March de 2005, TV Azteca issued one note for the total principal amount of US$973,108 with a due date in 2010, which accrues interest at a LIBOR rate at 180 days plus 0.75% annual rate. This line ended its term to make provisions on March 1st 2005 and is currently in the process of the required formalities for its renewal.

In February 2003, TV Azteca obtained a non-secured line of credit for US$10.0 million from Banco Inbursa (for the purposes of working capital). The line of credit accrued interest at an annual rate of 8.87% and expired on November 28, 2003. The line of credit was fully paid off in advance, in October 2003.

On May 25, 2004, TV Azteca obtained a non-secured line of credit for Ps.$170 million from Banco Azteca, an affiliate (for the purposes of amortization of short term debt). The Line of credit accrued interest at a TIIE rate plus 2% annual interest, payable each month and beginning on June 23, 2004. This line was renewable every three months for a total period of one year and could be paid off early on any of the interest payment dates without any penalty. The line was paid off completely on March 29, 2005. (See “Administration – Transactions with Related Parties and Conflicts of Interest”.)

On September 7, 2004 Banco Inbursa, granted TV Azteca a designated line of credit (“Linea Inbursa”) for the equivalent amount in Mexican pesos of US$300 million, and as a source of payment it has assigned collection rights. On December 17, 2005, TV Azteca obtained Ps.$1,406 from the designated Inbursa line of credit, which are equivalent to approximately US$125 million, with a due date on February 2008 and a TIIE rate plus 4.9% up to September 2005, TIIE plus 7.55% up to September 2006 and TIIE plus 10.2% up to February 2008. The resources obtained from this source were used to prepay the 10 1/2% Notes.

On December 10, 2004, TV Azteca issued a structured trust certificate for Ps.$260 million with an expiration date on December 2006 and a rate of 12.5%, through Banco Azteca, as trustee. The structure is subordinate to the surpluses from the structure of the Stock Exchange Certificate and the Línea Inbursa and was performed for the purpose of replacing liabilities.

On December 15, 2004, TV Azteca issued a structured stock exchange certificate (“Stock Exchange Certificate”) through Nacional Financiera, S.N.C., Institución de Banca de Desarrollo (“Nafin”) as trustee, based on assigned advertising collection rights for Ps.$2,000 million and with a due date in December 2011 and a TIIE rate plus 2.7%. The resources obtained from this issue are equivalent to approximately US$175 million, and were utilized to prepay the 10 1/2% Notes. On March 10, TV Azteca made a payment for an early amortization for Ps.$100 million plus 1.175% premium for early amortization. On March 5, TV Azteca made a payment for an early amortization for Ps.$100 million plus 1.175% premium for early amortization. For additional information regarding the above please refer to the Prospecto de Colocación (Placement Prospect) on the BMV web page by clicking on the following link: http://www.bmv.com.mx/DOC/prospectos/05220041215180729.pdf

On December 15, 2004, Servicios Aéreos Noticiosos, S.A. de C.V., a subsidiary of TV Azteca, contracted a credit line for US$2.2 million with First National Bank, for the purchase of equipment. On December 20, 2004 it withdrew US$1.4 million with a due date of June 2006, accruing interest in accordance with the Base rate of the First National Bank, a rate equivalent to Prime Rate.

On March 9, 2005, TV Azteca issued two other structured trust certificates for a total of Ps.$170 million with a due date in September 2007 and a rate of 13.25%, and Banco Azteca, acting as trustee. The structure is subordinated to the surpluses of the Stock Exchange Certificate and the Linea Inbursa and was performed to replace liabilities.

On April 29, 2005, TV Azteca obtained a non-secured line of credit for Ps.$315 million from Banco Azteca, an affiliate (for working capital). The line of credit accrues interest at a TIIE rate plus 3% annual, payable each month beginning on July 28, 2005. This line is renewable every three months for a total period of one year and may be paid off early on any of the interest payment days without any penalty.

On June 1, 2005, TV Azteca established the MTN Program for US$200.0 million with Geronimo Capital Markets Ltd. as the arranging party and main operator. There is no commitment to purchase notes to be issued in accordance with the MTN Program and those notes may have a term of one to seven years. The MTN Program allows TV Azteca to issue and have unpaid amounts in notes of up to US$200.0 million on any date.

The total debt of TV Azteca as of December 31, 2004 reaches its due date in the following manner:

FINANCIAL YEAR ENDING ON DECEMBER 31 OF	(in millions of US dollars)
2005	US$	113.5
2006		77.1
2007		70.1
2008		73.4
2009		26.9
2010 and subsequent years		190.8

Total	US$	551.8

Capital Investments

For the financial years ending on December 31 2003 and 2004, net capital investments were Ps.$181 million and Ps.$184 million (US$16.3 million), respectively. These capital expenses are related mainly to the expansion of, and improvements to, the facilities and production and television broadcasting of TV Azteca. For the financial years ending on December 31, 2003 and 2004, TV Azteca paid approximately Ps.$54 million and Ps.$5 million (US$44,000), respectively, to acquire transmitters that were used to expand the national coverage of its networks and to improve the quality and operation of its broadcasting signal. For the financial years ending on December 31, 2003 and 2004, TV Azteca made purchases of production equipment and expenses related to the renewal of its production facilities which amounted to Ps.$92 million and Ps.$8 million (US$71,000), respectively. The capital investments of TV Azteca are mainly made in United States dollars. For the financial year ending on December 31, 2003 and 2004, TV Azteca made computer equipment and vehicle purchases that amount to approximately Ps.$85 million and Ps.$125 million (US$11.1 million), respectively. For the financial years ending on December 31, 2003 and 2004, TV Azteca paid approximately Ps.$17 million and Ps.$1 million (US$0 million), respectively, for the maintenance, remodeling and renewal of its office building and facilities.

Capital Investments Budgeted for 2004

TV Azteca has a total of approximately US$25 million dollars budgeted for capital expenses in 2004, of which US$5.7 million have been spent as of May 31, 2004, mainly for the maintenance and expansion of, and improvements to, the production and television broadcasting facilities of TV Azteca and the acquisition of equipment and expansion. TV Azteca expects to use cash from its transactions to finance these capital expenses. As a result of the operating strategy of TV Azteca, TV Azteca, in the foreseeable future, shall not have significant capital expenses beyond the scope of its transactions of important television broadcasting, which would include loans, credit backing and capital investments in its affiliates or in Azteca América.

Distribution Policy /Debt Reduction Strategy

On February 7, 2003, TV Azteca announced that its Board of Directors had approved a six year debt reduction plan in accordance with which TV Azteca intends to use free cash generated from its operations to reduce its unpaid balance, which was US$669.2 million as of December 31, 2003 and US$551.8 million as of December 31, 2004. TV Azteca also announced the intention of the Board of Directors to make scheduled distributions of over US$500 million to its shareholders over the next six years. On April 30, 2003 the shareholders of TV Azteca approved distributions to shareholders of a total amount of US$140 million (approximately US$3 million of preferred dividends for D-A Series Shares and D-L Series Shares and approximately US$137 million as reimbursement in cash from a reduction of capital stock, US$125.0 million was reimbursed on June 30, 2003 and US$15 million on December 5, 2003). On April 15, 2004 the shareholders of TV Azteca approved distributions to shareholders for a total amount of US$55 million (approximately US$3 million of preferred dividends for D-A Series Shares and D-L Series Shares and approximately US$52 million in reimbursement in cash from a reduction of capital stock, of this reimbursement US$33 million was paid on May 13, 2004 and approximately US$22 million was paid on November 11, 2004). The Shareholders’ Meeting held on November 24, 2004 approved to make distributions in cash for US$130 million, which were paid on December 14, 2004. On April 29, 2005 the shareholders of TV Azteca approved distributions to shareholders for a total amount of US$80 million (approximately US$2 million of preferred dividends for D-A Series Shares and D-L Series Shares and approximately US$78 million in reimbursement in cash from a reduction of capital stock, of this reimbursement US$59 million was paid on June 9, 2005 and approximately US$21 million was paid on December 1, 2005).

With regard to the debt reduction, on February 15, 2004 TV Azteca amortized completely its US$125 million of 10 1/8% Notes. The payment was comprised of US$60 million from the cash position of TV Azteca and US$65 million in non-secured financing obtained from loans from the Deutsche Bank for an amount of US$20 million at a rate of interest of 5.71375% and US$35 million at a LIBOR plus 5.5%, in addition to the placement of US$9.4 million through the Commercial Market Paper Program (Programa de Europapel Comercial) of TV Azteca at a discounted rate of 6%.

TV Azteca expects to reduce a part of its debt and to continue making cash distributions in the following years. These uses for the generation of cash of TV Azteca may reduce the cash flow of TV Azteca, which could limit the ability of TV Azteca to make other investments towards growth or to improve its current production and broadcasting facilities.

Contractual and Other Obligations

The following sums up the contractual obligations of TV Azteca as of December 31, 2004 and the effect expected from those obligations on its liquidity and cash flows in future periods (in millions of dollars):

	PAYMENTS DUE FOR FINANCIAL YEAR					2009 AND SUBSEQUENT
CONTRACTUAL OBLIGATIONS	TOTAL	2005	2006	2007	2008
Long term debt	438.3	—	77.2	70.0	73.4	217.7
Short term debt	113.5	113.5	—	—	—	—
Interest to be paid	373.8	61.3	46.7	38.2	29.5	198.1
Satellite Transponders	6.6	2.2	2.2	2.2	—	—
LMA leasing contract	30.0	15.0	15.0	—	—	—
Broadcasting rights	99.4	44.2	18.2	15.6	12.3	9.10

Total contractual obligations	1,061.6	236.2	159.3	126.0	115.2	424.9

Buyback of Shares

Yearly, the shareholders of TV Azteca approve the amount to be distributed from the reserve in their shareholders’ equity for the buyback of their shares, in accordance with the rules established by the CNBV. In April 2003, the shareholders approved increasing the reserve for the buyback of TV Azteca shares in Ps.$239 million (nominal), a reserve limited to a maximum amount of Ps.$1,100 million (nominal). On December 31, 2004, TV Azteca had 105,209,000 CPOs in its treasury acquired through its buyback reserve fund and a balance of $485 million in its reserve. On November 24, 2004 the shareholders agreed to increase the reserve for the buyback of TV Azteca shares in Ps.$1,950 million to reach a maximum amount of Ps.3,050 million. On April 29, 2005 the shareholders approved determining as a maximum amount of resources available for the purchase of the Company’s own shares, the amount of Ps$1,599 million. As of May 31, 2005 approximately 23,355,300 million CPOs had been bought back since TV Azteca began buybacks in 1998. TV Azteca may purchase its CPOs on the BMV at prevailing prices up to the maximum amount authorized for the buyback of shares.

iii) Internal Control

On December 31, 2004 an evaluation was carried out under the supervision and with the participation of the TV Azteca administration, including its Chief Executive Officer and the Chief Financial Officer of TV Azteca, on the effectiveness of the design and operation of the disclosure controls and procedures of TV Azteca. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and for avoiding or rejecting the controls and procedures. Therefore, even effective disclosure controls and procedures may only provide a reasonable guarantee of the achievement of its objectives of control and management necessarily makes decisions to determine the costs and benefits of those controls and procedures. The administration acknowledges that there were doubts with respect to the handling by TV Azteca of the disclosures with regards to the Unefon-Nortel-Codisco transaction.

Based on, and on the date of the evaluation, in addition to the aforementioned, the Chief Executive Officer of TV Azteca and its Chief Financial Officer concluded that the disclosure controls and procedures of TV Azteca could effectively provide a reasonable guarantee that the information that is required to be disclosed in TV Azteca reports pursuant to LMV of Mexico, must be registered, processed, summarized and reported within the periods specified periods in the applicable legislation and that the information be accumulated and communicated to the administration of TV Azteca, including the Chief Executive Officer and the Chief Financial Officer of TV Azteca, as may be required in order to allow for a timely decision to be made relative to the required disclosure. Notwithstanding the aforementioned the Board of Directors instituted measures relative to the administration of the corporate governance (See “The Company – Recent Events – Approvals of the Ordinary General Shareholders’ Meetings held on November 24, 2004 – Corporate measures”.)

Since the date on which the Chief Executive Officer and the Chief Financial Officer of TV Azteca completed their assessment, there have not been any significant changes in the internal controls of TV Azteca or in other factors that may significantly effect those controls nor any significant deficiencies or significant material weaknesses in the internal controls of TV Azteca that may require corrective action.

e) Critical Accounting Estimates

The information in this section is part of the Comments and Analysis by the Administration on the Operating profits and Financial Position of the Issuer.

IV. ADMINISTRATION

a) External Auditors

On October 19, 2004, the Board of Directors of TV Azteca approved the appointment of Sallez Sáinz-Grant Thornton, S.C. as the new external auditing firm for TV Azteca, replacing PricewaterhouseCoopers, who had rendered his services to TV Azteca for 11 years. In addition, they report that in the last 3 financial years, the External Auditors have not issued an opinion with exceptions, a negative opinion, or abstained from issuing an opinion with regard to the Financial Statements of TV Azteca.

With regard to the procedure followed to appoint the external auditors, the Auditing Committee ratifies the appointment of the external auditors. For the purposes of the aforementioned, the administration of TV Azteca must propose several alternatives of auditors to the Auditing Committee, which shall evaluate their experience, ability and availability and in addition shall review their independence and the quotations presented by the same. Likewise in order for an auditing firm to be believed it is an indispensable requirement that the firm be registered in the CNBV and in an association of Registered Accountants in the SEC. Once the Auditing Committee has selected the auditing firm, it proposes the name to the Board of Directors for its approval.

For the years ending on December 31, 2003 and 2004, the total amount of fees for services rendered by the auditors of TV Azteca for yearly audits amounted to Ps.$6.3 million and Ps.$ 5.9 million (US$523,000), respectively. For the years ending on December 31, 2003 and 2004, the total amount of fees for services other than auditing services amounted to Ps.$1.7 million and Ps.$ 17.5 million (US$1.6 million), respectively

b) Transactions with Related Parties and Conflict of Interests

Historically, we have dedicated and expect to continue dedicating ourselves to a variety of operations with our affiliates, including entities owned by or controlled by our majority shareholders. As of February 9, 2000 there was a committee on related parties to provided an independent review of the operations with the affiliates to determine if these operations are related to our operations and if they are consumed in terms that are at least favorable for us as terms that could be obtained at the time of our comparable operation or a series of similar operations in deals among equal parties with a third non-related party.

On September 4, 2001, our shareholders approved amendments to our bylaws of significant changes in our corporate governance policies. These changes were designed to increase our transparency and accountability to our shareholders and to encourage better communication with our minority shareholders. Among these changes, the shareholders approved amendments to our bylaws that formalized the existence of the Committee of Related Parties

On November 24, 2004, the shareholders of TV Azteca agreed to implement as one of the measures leading to better management of TV Azteca, establishing a new Auditing Committee, one of which powers is to state its opinion on operations with related parties. Therefore, it takes over the duties of the Committee of Related Parties of TV Azteca and this committee therefore disappears (See “The Company – Recent Events – Approvals of the Ordinary General Shareholders’ Meetings held on November 24, 2004 – Corporate measures”.)

As established in our bylaws, the Auditing Committee shall have as one of its duties and powers: (i) to state an opinion on any significant transaction between TV Azteca and any related party or its significant shareholders and shall report its conclusions to the Board of Directors. In addition, the Auditing Committee shall state its opinion on whether or not it is appropriate for the Board of Directors to give prior approval to certain transactions with Related Parties such as, including but not limited to, advertising contracts and framework contracts during the ordinary business of the Company; (ii) to propose the hiring of independent specialists in cases it deems necessary, for them to express their opinion regarding operations with related parties which must consist of three Independent Consultants. We anticipate that we will continue dedicating ourselves to operations with affiliates and that our current arrangements and any other future renewals of these arrangements with our affiliates will receive a favorable review from the new committee.

Transactions pertaining to the Rights of TV Azteca

Unefon

In October 2000, TV Azteca granted rights to acquire all the Unefon shares it owns to the holders of other TV Azteca’s outstanding shares and certain other securities that may be issued at the moment of exercising the options granted by TV Azteca, and certain shares that TV Azteca may sell in the future from its buyback fund. Granting those rights remains subject to filing a declaration of registry before THE SEC, which registers Unefon shares underlying the right and receipt of all applicable regulatory and third party approvals, including Nortel, the creditor, in accordance with one of the Unefon finance contracts. The rights were granted to:

•	the 8,964,706,897 TV Azteca shares that were outstanding as of October 19, 2000;

•	the 51,578,430 TV Azteca shares Azteca underlying the share options of employees of TV Azteca that were granted and whose option could be exercised on February 1, 2001;

•	the 206,953,428 shares of TV Azteca reserved for issue on October 19, 2000, in accordance with the share auction plan for the management of TV Azteca; and

•	the 119,858,484 shares from the buyback fund of TV Azteca held in the treasury as of October 19, 2000.

The total exercise price of all Series A shares of Unefon subject to the rights is approximately US$177 million, all of which would be received by TV Azteca. The exercise price to be paid for a Series A share of Unefon is the amount of US$0.151280667. The holders of the rights corresponding to Series A of TV Azteca have the right to acquire 0.125226140 Series A shares of Unefon for each Series A share of TV Azteca they own. The holders of the rights corresponding to the CPOs of TV Azteca (which consist of an ordinary Series A share, without nominal value, a preferred D-A share and a preferred D-L share of TV Azteca) have the right to acquire 0.37567819 Series A shares of Unefon for each CPO they own. The holders of the rights corresponding to the ADRs of TV Azteca (which consist of 16 CPOs of TV Azteca) have the right to acquire 6.010854704 Series A shares of Unefon for each ADR they own.

The rights to acquire Unefon shares could only be exercised on December 11, 2002, but in December 2002, TV Azteca approved the change of date of the financial year to December 12 2003. The rights to acquire Unefon shares expired on December 12, 2003. The conditions for the public offering have not been complied with and therefore were not exercised.

Cosmofrecuencias

TV Azteca also proportionally granted those TV Azteca share holders to whom the rights to acquire Unefon shares were granted, rights to purchase all the shares of TV Azteca in Cosmofrecuencias, a company which is owned 50% by TV Azteca and 50% by a Mexican company totally owned by Mr. Moisés Saba Masri.

The total exercise price of all the shares of Cosmofrecuencias subject to the rights is approximately US$32 million. Granting the right remains subject to receipt of all applicable approvals and regulations. In addition, Cosmofrecuencias intends to register the underlying Cosmofrecuencias share in accordance with the exchange laws of the United States between October 19, 2004 and October 19, 2006. The rights are not independent of the shares of TV Azteca and may be exercised only during a period to be determined by TV Azteca after the registration of the underlying Cosmofrecuencias shares goes into effect. Any rights that are not exercised during the period of exercise designated by TV Azteca shall expire, and TV Azteca shall retain ownership of the shares of Cosmofrecuencias underlying those rights. If, before the designation of the period of the exercise of those rights, the Board of Directors of TV Azteca approves a merger or consolidation of Cosmofrecuencias, a sale of all or substantially all the assets of Cosmofrecuencias or a sale (through an offer or otherwise) of at least a majority of the outstanding shares of Cosmofrecuencias, or otherwise determines to exercise those rights in advance, each one of the aforementioned a sales event, TV Azteca shall notify its shareholders that it foresees that a sales event shall take place and the right shall likewise be exercised for a period that shall be determined by TV Azteca. Any exercise of the rights during a period designated by TV Azteca in relation to a sales event will be conditional on the consummation of the corresponding sales event. If that sales event takes place, any rights that are not exercised during the exercise of rights period designated by TV Azteca in relation to a sales event shall expire and TV Azteca shall retain ownership of the shares underlying the rights.

In addition in the Extraordinary Shareholders Meeting held on December 19, 2003, the shareholders decided to cancel the sales option of the shares of Cosmofrecuencias.

Loans between Azteca Holdings and TV Azteca

From time to time, TV Azteca advances funds to Azteca Holdings. In 2003 and 2004, the total amount of these advances was equal to Ps.$165 million and Ps.$196 million (US$17.4 million), respectively. As of May 31, 2005, the total amount of these advances was equal to Ps.$173 million (US$15.9 million). These advances plus a nominal amount of interest are restituted annually, with the resources that Azteca Holdings receives from the preferred dividends that TV Azteca distributes annually. The advances in United States dollars accrue interest at a 12% annual rate. Advances in pesos accrue interest, some at the rate of 13.27% monthly and others at 1.0% monthly, plus the monthly interest rates determined by the Banco Central Mexicano, published in the Official Gazette of the Federation of Mexico.

Loans Granted by TV Azteca to Mr. Ricardo B. Salinas Pliego and his Affiliates

In December 2000, TV Azteca granted three non-secured loans to Mr. Ricardo B. Salinas Pliego for a total amount of US$2.7 million, each one with a term of one year and a yearly interest rate of 12%. In December 2000, Azteca Holdings purchased two of these loans for the total amount of US$1.37 million. In December 2001, Azteca Holdings sold these two loans to TV Azteca. The maturity date of the three loans was extended to December 23, 2002. The total unpaid amounts due on these three loans were paid on December 23, 2002.

In December 1999, TV Azteca granted two non-secured loans for a year for a total amount of US$286,000 to Corporación RBS, a Mexican company wholly owned by Mr. Ricardo Salinas Pliego, with an annual interest rate of 12%. TV Azteca extended the payment of the principal amount and interest accrued until December 2002. On the date it was extended, the total amount of interest and principal owed on the loan was US$326,125. The complete unpaid amounts due on these two loans were paid-off on December 27, 2002.

Contracts Executed between TV Azteca and Unefon

In May 1998, TV Azteca signed a building lease with Operadora Unefon, a subsidiary wholly owned by Unefon for a period of ten years, starting in June 1998, with the right to renew it once for ten additional years, upon written notification at least 180 days before its expiration. The rent, in accordance with the lease, is Ps.$2 million each month, payable in advance each month. During the financial years ending on December 31, 2003 and 2004, total lease revenues received by TV Azteca amounted to Ps.$28 million and Ps.$28 million, (US$2.5 million), respectively.

In June 1998, TV Azteca and Unefon executed an advertising agreement (the “Unefon Advertising Agreement”), which was amended on three occasions. In accordance with this contract, Unefon has the right to broadcast commercial advertisements on Channels 7 and 13 of its national networks, as well as any other open channels, either directly or indirectly operated or marketed by TV Azteca, through its affiliates or subsidiaries, for a total amount of 120,000 GRP during a mandatory 10-year term for both parties.

During each year, Unefon may use up to 35,000 GRP in accordance with an application/request for time use (insertion order) with broadcast dates and schedules delivered in advance to TV Azteca.

Unefon agreed to use 100% of the GRP during the 10-year term. Otherwise, the balance in its favor shall be cancelled automatically without any responsibility on the part of TV Azteca. Unefon shall pay TV Azteca the amount of US$200 million for the aforementioned advertising services to the extent that they are consumed. Unefon shall pay 3% quarterly on the total annual sales of Unefon up to the total amount of the consideration. Up to December 31, 2002, TV Azteca recorded revenues in accordance with this Contract while the GRPs were consumed, based on the fees established under the contract, which established a less expensive initial GRP and a more expensive GRP towards the end. In January 2003, TV Azteca and Unefon amended the original contract. In accordance with the terms of the amended contract TV Azteca is recording revenues for this contract based on GRPs used assessed at a price of 3% of the net sales of Unefon and up to US$200 million, which resulted in an increase in net sales of Ps.$21 million for the financial year ending December 31, 2003, for the total amount of GRPs used up to that date.

All the other terms of the other contract were not amended. The original contract established that Unefon would begin payment of the advertising contract as of the third year of its duration and would pay interest on unpaid broadcast advertising based on average percentile cost plus 3 points. However, during 2001, Unefon and TV Azteca agreed that the payments corresponding to 2000, 2001 and 2002 would be deferred in four equal quarterly payments during 2003 and 2004, at an interest rate of 12%. As of 2003 Unefon pays TV Azteca to the extent that services are broadcast. As of December 31, 2002, and 2003, the amount pending payment amounted to US$15.7 million and US$9.1 million (including interest), respectively. During 2004, Unefon liquidated the last two quarterly payments corresponding to the deferred advertising balance that it owed to TV Azteca as of December 31, 2003.

The right of TV Azteca to receive payments from Unefon pursuant to that contract was subject to compliance with the payment obligation of Unefon with Nortel.

In December 2000, TV Azteca and Mr. Moisés Saba Masri, as the main shareholders of Unefon, agreed jointly and severally, to provide Unefon up to US$35 million to pay Nortel in the event that Unefon could not comply with its financial obligation in 2001 or 2002 pursuant to the Unefon finance contract wit Nortel. Between April 30, 2002 and the settlement of the legal dispute of Nortel mentioned below, there have not been events that would require TV Azteca or Moisés Saba Masri to comply with those payment obligations.

In July 2001, TV Azteca and Mr. Moisés Saba Masri agreed to guarantee any credits up to US$80.0 million that Unefon contracted, to support the capital needs expected by Unefon for US$160.0 million, to increase its network capacity.

As of December 31, 2002, TV Azteca had provided US$48 million in securities. As of December 31, 2003, the unpaid balance of the TV Azteca credit backing for Unefon was US$32 million. The amount included US$19 million paid by TV Azteca to Unefon creditors in 2003, US$12 million of a credit guarantee in favor of Unefon with a Mexican bank and US$8 million in interest commissions as security. On March 10, 2004, Unefon paid TV Azteca US$17 million from the debt it had with the aforementioned and therefore the remaining debt owed by Unefon to TV Azteca after this payment, pursuant to the credit contract, was US$10 million, which were paid to TV Azteca in October 2004, as of which, TV Azteca has been relieved of any contingent liability pending payment related to the credit backing contract.

For more information on the description of the Unefon-Nortel, see “The Company– Description of Business – Judicial, Administrative or Arbitration Proceedings”.

In 2004, TV Azteca charged Unefon and its affiliates an amount of Ps.$21 million (US$1.9 million) for administrative services.

Cell Phone and Land Line Telephone Services of Unefon

During 2003 and 2004, Unefon rendered cell phone and land line telephone services to TV Azteca for a total of Ps.$29 million and Ps.$20 million (US$1.8 million).

Contracts Executed between TV Azteca and Todito

In relation to its acquisition of 50% of the capital stock of Todito, TV Azteca executed a five year service contract with Todito. The service contract consists of advertising time on TV Azteca networks, use of the content of TV Azteca on the Todito internet site and use of the TV Azteca sales force to promote Todito. The three components of the service contract were assessed at US$45.0 million, US$50.0 million and US$5.0 million, respectively, at the moment of its execution. In accordance with the service contracts, TV Azteca agreed to provide Todito advertising in its Azteca 7 and Azteca 13 networks, which provide a total of 78,000 GRPs. Todito had a right to use up to 30% of the advertising granted in accordance with the service contract during network prime time. TV Azteca also granted Todito the exclusive right to distribute programming produced by TV Azteca over the internet during the duration of the service contract. During the years that ended on December 31, 2003 and 2004, advertising revenues from this contract amounted to Ps.$79 million and Ps.$93 million (US$8.3 million), respectively.

TV Azteca also signed an information distribution contract (hosting agreement”) for five years with Todito, in February 2000. In accordance with this contract, TV Azteca has agreed to place a Todito navigation bar across the top of all the internet sites of the TV Azteca network, www.tvazteca.com.mx, to direct tvazteca.com.mx visitors to Todito’s content and business options. TV Azteca has also agreed that tvazteca.com.mx will be included within Todito, so that all the visitors of tvazteca.com.mx will in fact be navigating on Todito. Todito shall also have the right to market advertising spot on the TV Azteca network web site. In exchange for the placement of its navigation bar in tvazteca.com.mx and the right to sell tvazteca.com.mx advertising spot, Todito has agreed to place the TV Azteca navigation bar on todito.com and provide technical support to TV Azteca with respect to the distribution of information (“hosting”) of tvazteca.com.mx within Todito’s site.

In 2003 and 2004, the sales force of TV Azteca offered its clients an inventory of “banners” and other advertising services through the todito.com network web page. TV Azteca charges for the “banners” and the advertising services sold, and in exchange for this service it receives a 20% commission on those sales. During the financial year ending December 31, 2003 and 2004, revenues for commissions on sales related to these services amounted to Ps.$7 million and Ps.$23 million (US$2.0 million ), respectively.

In December 2003, TV Azteca and Todito signed a contract for services amounting to Ps.$210 million (nominal), for a period of 20 months from the date of execution. The 20% commission shall be recorded in revenues as services are rendered. The pending balance to be amortized as of December 31, 2003, amounts to Ps.$94 million and Ps.$210 million (US$18.6 million) respectively.

In addition, TV Azteca and a non-related party signed a contract in November 2003 for the purchase of the “Todito” “banners” which will be sold later to TV Azteca clients. The contract amounts to Ps.$140 million (nominal), for a duration on three years, effective from the moment of execution of the contract. For the financial year ending on December 31, 2003 and 2004, (TV Azteca had not used the banners referred to in that contract).

Todito Reimbursement

In May 2003 and December 2004, Todito made prorated premium reimbursements of issued shares for an amount of Ps.$ 71 million and Ps.$68 million (US$6.0) of which Ps.$32 million and Ps.$36 million (US$3.2 million), were received by TV Azteca as a shareholder of Todito.

Contracts with Atlético Morelia

During the financial years 2003 and 2004, TV Azteca broadcasted the soccer games of Club Atlético Morelia for the summer and winter championships of 2003 and 2004. The amount that TV Azteca paid Club Atlético Morelia for broadcasting rights was Ps$39 million and Ps.$21 million (US$1.9 million) for the 2003 and 2004 financial years, respectively.

Loans granted by Alternativas COTSA to TV Azteca

On March 28, 2003, Alternativas COTSA loaned the amount of US$317,000.00 to TV Azteca at an annual interest rate of 3.4325%. This loan was partially paid on September 17, 2003 and was renewed on September 18, 2003 for Ps.$2.4 million (US$213,000) at a monthly rate of 2.5% plus TIIE, with a due date on September 29, 2003. That loan was paid in its entirety on December 30, 2003.

Loans granted by GRUPO COTSA (now Grupo de Desarrollo Inmobiliario Salinas) to TV Azteca

On December 21, 2004, Grupo COTSA (now Grupo de Desarrollo Inmobiliario Salinas) lent TV Azteca the amount of Ps.$1.2 million to TV Azteca at an annual TIIE plus 2.5%, with a due date on December 21, 2005.

On December 22, 2004, Grupo COTSA (now Grupo de Desarrollo Inmobiliario Salinas) lent TV Azteca the amount of Ps.$27.9 million to TV Azteca at a annual TIIE rate plus 2.5%, with a due date on December 22, 2005.

Loans Granted by Inmobiliaria COTSA (now Desarrollos Inmobiliarios de Grupo Salinas, S.A. de C.V.) to TV Azteca

On August 28, 2003, Inmobiliaria COTSA made several loans to TV Azteca for the total amount of Ps.$15 million (US$1.3 million), at a monthly rate of 2.5% plus TIIE. These loans were paid in their entirety on December 30, 2003. On January 5, 2004, Inmobiliaria COTSA granted a loan to TV Azteca for the amount of Ps.$18 million (US$1.6 million), at a monthly rate of 2.5% plus TIIE, which was completely paid off on its due date on January 4, 2005. This loan was renewed on January 5, 2005 with a due on January 4, 2006.

Contract executed between TV Azteca and Grupo Elektra

On March 25, 1996, TV Azteca executed an Advertising Time Contract in Television (the “Unsold Airtime Contract”) with Grupo Elektra. In accordance with the unsold airtime contract, TV Azteca agreed to remove from the air no fewer than 300 advertising spots per week during a period of ten years, each space with an average duration of 20 seconds, amounting to a total of 5,200 minutes each year, in airtime not sold otherwise. In exchange for that television adverting time, Grupo Elektra agreed to pay TV Azteca US$1.5 million each year, payable in advance each year. TV Azteca cannot terminate the unsold airtime contract. However, Grupo Elektra may terminate the unsold airtime contract on any date, with written notification submitted 90 days in advance. The rights of Grupo Elektra in accordance with the unsold airtime contract may be transferred to third parties. For the financial years ending on December 31, 2002, 2003, and 2004, we recorded accounts receivable for advertising of Ps.$16 million, Ps.$18 million, and Ps.$17 million (US$1.5 million), respectively, in accordance with this contract.

On December 22, 1998 we executed a Television Advertising Contract for one year with Grupo Elektra (the “Prime Airtime Contract”). In accordance with the Prime Airtime Contract, we agreed to air advertising spots for Grupo Elektra at discounted rates based on the gross rating points assigned to the airtime we selected for each advertising spot. At least 60% of the advertising spots must be aired in “prime” airtime, in other words from 7:00 pm to midnight and half of this 60% (30%) must be aired in “prime” airtime, in other words from 9:00 pm to 11:00 pm. The remaining 40% may be aired in airtime that is not between 7:00 pm and midnight. In accordance with the Prime Airtime Contract, Grupo Elektra determines each year how much airtime they will buy for that given year. The Prime Airtime Contract cannot be terminated by Grupo Elektra, but it may be terminated at any time by us with a prior written notification of at least 15 days. The rights of Grupo Electra in accordance with the Prime Airtime Contract cannot be transferred to third parties.

Since 2000, we have executed additional advertising contracts with Grupo Elektra, in accordance with which TV Azteca shall air advertising spots for Grupo Elektra at rates based on rating points assigned by program on Channel 7 and Channel 13 of TV Azteca. Grupo Elektra has paid approximately Ps.$68 million for 2002, Ps.$87 million for 2003, and Ps.$159 million (US$14.1 million) for 2004 to TV Azteca, in accordance with these contracts.

On December 2, 2004, TV Azteca executed an advertising contract for a year with Elektra (“The annual advertising contract of 2005”). Under the terms of this contract, TV Azteca agreed to air Elektra advertising spots at airtime preferential rates chosen by Elektra for each commercial. The rights under the terms of this contract cannot be transferred by Elektra to third parties. The duration of this contract is from January 1 to December 31 2005. Payment by Elektra for advertising services under this contract amounted to Ps.$115.0 million (US$10.2 million), which were paid in advance on December 9, 2004.

On May 26, 2005, TV Azteca executed an advertising contract for a year with Elektra (“The annual advertising contract of 2006”). Under the terms of this contract, TV Azteca agreed to air Elektra advertising spots at airtime preferential rates chosen by Elektra for each commercial. The rights under the terms of this contract cannot be transferred by Elektra to third parties. The duration of this contract is from January 1 to December 31, 2006. Payment by Elektra for the advertising services of this contract amounted to Ps.$120.0 million (US$10.7 million).

On June 3, 2005 TV Azteca and Elektra negotiated the early payment of the annual advertising contract of 2006, by which Elektra charged TV Azteca for anticipating those resources, an early interest at the rate of 12.75%, the amount of interest amounted to Ps.$16 million (US$1.4 million).

In 2004, TV Azteca charged administrative services to Elektra and its affiliates in the amount of Ps.$122 million (US$10.8 million).

Contracts executed between TV Azteca and Alta Empresa

In December 2001 TV Azteca and Alta Empresa exacted a contract for the purpose of marketing and selling the programming of TV Azteca to the entire world excluding Mexico. In accordance with this contract, TV Azteca agreed to provide its programming and Alta Empresa agreed to administer all the activities involved in the marketing and sale of the programming of TV Azteca outside of Mexico. Initially, Alta Empresa could market and sell only the programming of TV Azteca in the United States, which it is doing currently through a contract executed with AIC. The contract executed between TV Azteca and Alta Empresa has an initial duration of 30 years which may be terminated on any date by TV Azteca and Alta Empresa. Based on their relative contributions, TV Azteca has the right to 99% of the net profits derived by the marketing and sale of its programs outside of Mexico and Alta Empresa has the right to the remaining one percent.

Contract executed between TV Azteca and Biper

On January 8, 2003, TV Azteca executed an advertising contract with Biper, for Ps.$37 million (nominal) (US$3.3 million). In accordance with the contract, Biper has the right to air advertising spots on Channel 7 and Channel 13 and its national networks from January 8, 2003 to January 7, 2005.

In 2002, 2003, and 2004, Biper rendered telecommunication services to TV Azteca which amounted to Ps.$ 6 million and Ps.$5 million and Ps.$5 millon, respectively.

In addition, during 2002, 2003, and 2004, Biper provided TV Azteca with operator services for gathering polls and opinions from the television audience. For the years that ended on December 31, 2002, 2003, and 2004, these services amounted to Ps.$41 million, Ps.$20 million, and Ps.$8 million (US$710,000), respectively.

Loans Granted by TV Azteca to Móvil Access

On January 1, 2003 TV Azteca granted a loan in the amount of Ps.1 million (US$89,000) to Móvil Access, S.A. de C.V. (“Móvil Access”) at an annual rate of 9.09%. The loan was renewed on July 20, 2003 and it was due on July 19, 2004. This loan was renewed and will expire on July 19, 2005.

On March 29, 2003 TV Azteca made two loans to Móvil Access for the total amount of US$110,074 at an annual rate of 12%. Both loans were renewed on March 30, 2004 and expire on March 29, 2006.

On January 1, 2004 TV Azteca made two loans to Móvil Access for the total amount of Ps.$1.9 at an annual rate of 9.9%, with a due date on December 31, 2005.

Contract executed between TV Azteca and Universidad CNCI (formerly Dataflux, S.A. de C.V.)

TV Azteca executed a television advertising time contract with Universidad CNCI (formerly Dataflux, S.A. de C.V.), which took effect on September 30, 1996. Universidad CNCI (formerly Dataflux, S.A. de C.V.) is controlled by Mr. Guillermo E. Salinas Pliego, brother of the Chairman of the Board of Directors of TV Azteca, Mr. Ricardo B. Salinas Pliego. In accordance with the terms of this contract, Universidad CNCI (formerly Dataflux, S.A. de C.V.) or any of its subsidiaries has the right to 480 advertising spots a month on the Azteca 7 and 13 networks for a period of 10 years, each ad with an average duration of 30 seconds for a total of 2,880 minutes each year, but only for airtime not sold otherwise. In exchange for the advertising time, Universidad CNCI (formerly Dataflux, S.A. de C.V.) has agreed to pay TV Azteca US$830,770, payable in advance each year. The contract cannot be terminated by TV Azteca; however it can be terminated by Universidad CNCI (formerly Dataflux, S.A. de C.V.) on any date, with a prior written notice of at least 90 days.

On December 1996, TV Azteca executed share option contracts with two of the main shareholders of Universidad CNCI (formerly Dataflux, S.A. de C.V.), Mr. Alberto Hinojosa Canales and Mr. Guillermo E. Salinas Pliego. In accordance with the terms of the share option contracts, Mr. Hinojosa Canales and Mr. Guillermo E. Salinas Pliego would jointly have the option to purchase all the shares in Universidad CNCI (formerly Dataflux, S.A. de C.V.) from TV Azteca, representing an interest of 20% in Universidad CNCI (formerly Dataflux, S.A. de C.V.). The options that were due on November 30, 1998 would have a total price of US$20.0 million if they were exercised on or before November 30, 1997, increasing the price up to the expiration, in accordance with the interest schedules contained in the share option contracts. As of April 1, 1997, Mr. Guillermo E. Salinas Pliego and Mr. Hinojosa Canales through Datacapital, S.A. de C.V. (“Datacapital”), a controlling company, exercised these options with respect to approximately 87.5% of the 20% interest in Universidad CNCI (formerly Dataflux, S.A. de C.V.) which was subject to these options and agreed to pay TV Azteca the amount of Ps.$139.4 million (nominal). Datacapital agreed to pay certain amounts it owed by providing TV Azteca computer equipment by December 31, 2000. As of March 31, 2005 the total debt was paid-off.

Contract executed between TV Azteca and Publimax, S.A. de C.V.

On July 4, 2002 the subsidiaries of Universidad CNCI (formerly Dataflux, S.A. de C.V.), Publimax, S.A. de C.V. (“Publimax”) and Súper Espectáculos, S.A. de C.V. (“Súper Espectáculos”), executed a contract with Banco Nacional de México, S.A., member of the Grupo Financiero Banamex (“Banamex”), and with TV Azteca, by which TV Azteca paid Banamex the amount of US$2 million in advertising in exchange for a certain debt of Publimax held by Banamex existing at that date. As a consideration for the payment to TV Azteca to Banamex in representation of Publimax, Publimax transferred to TV Azteca 20% of the shares of the capital stock of Súper Espectáculos, which is the owner of and operates the property named “Arena Monterrey” in the city of Monterrey, Nuevo León, México.

Contract Executed between TV Azteca and Productora de Medios

TV Azteca executed a television advertising time contract with Productora de Medios, a subsidiary wholly owned by Grupo COTSA, S.A. de C.V. (now Grupo de Desarrollo Inmobiliario Salinas), in accordance with which Grupo COTSA, S.A. de C.V. or any of its subsidiaries would have the right to 42 advertising spots per week on the Azteca 7 and 13 networks for a period of 10 years starting on September 30, 1996. Each space has an average duration of 20 seconds, which amounts to a total of 728 minutes each year, but only for airtime not sold otherwise. In exchange for the advertising time, Productora de Medios agreed to pay TV Azteca the amount of US$210,000 each year. The contract cannot be terminated by any of the parties without the consent of the other party.

On November 15, 2001, Productora de Medios sold advertising minutes in accordance with the television advertising time contract to four non-related parties in exchange for US$24.0 million, which will be paid to Cine Alternativo, an affiliate of Productora de Medios which serves as the depositary of its payments. From this amount, approximately US$12.1 million were paid in December 2001, US$5.6 million in June 2002 and US$6.3 million in December 2002.

In December 2001, Cine Alternativo and Productora de Medios merged into Azteca Holdings.

Contracts executed between TV Azteca and Banco Azteca

Banco Azteca executed four Television Advertising Contracts dated October 8, 2003, December 9, 2003, and March 10 and March 11, 2004, respectively with Red Azteca for the promotion of Banco Azteca products and services on Channel 7 and Channel 13. The revenues derived from these contracts amounted to Ps.$1 million and Ps.$6 million (US$532,000) as of December 31, 2003 and 2004, respectively.

On May 25, 2004, TV Azteca obtained a non-secured line of credit for Ps.$170 million from Banco Azteca, (for amortization of short term debt). The line of credit accrued interest at a rate of TIIE plus 2% annual, payable monthly beginning on June 23, 2004. This line was renewable each three months for a total period of a year and could be paid off early on any of the interest payment days without penalty. This credit was fully paid off on March 2005.

On December 10, 2004, TV Azteca issued a structured trust certificate for Ps.$260 million due in December 2006 and a rate of 12.5% through Banco Azteca, as trustee. The structure is subordinated to the surpluses of the structure of the Structured Securities Certificates and the secured credit line denominated in pesos with Banco Inbursa and was performed with the purpose of replacing liabilities.

On March 29, 2005, TV Azteca issued two other structured trust certificates for Ps.$170 million due in September 2007 and a rate of 13.25% through Banco Azteca, as trustee. The structure is subordinated to the surpluses of the structure of the Stock Exchange Certificate and Línea Inbursa and was performed for the purpose of replacing liabilities.

On April 29, 2005, TV Azteca obtained a non-secured line of credit for Ps.$315 million from Banco Azteca, an affiliate (for working capital). The line of credit accrues interest at a fixed rate of TIIE plus 3% annual, Payable each month beginning on July 28, 2005. This line of credit is renewable every three months for a total period of a year and may be paid off early on any of the interest payment dates without any charge.

Contracts executed between TV Azteca and ATC

Mr. John Michael Gearon Jr., director of TV Azteca since February 2000 renders services as Chairman and director of American Tower International Corporation.

In February 2000, TV Azteca, together with its subsidiary Televisión Azteca, executed the Tower Contract (“Contrato de Torres”) with a Mexican subsidiary of ATC with regard to air space not used by TV Azteca in its operations. This contract, which was approved by SCT, covers up to 190 broadcasting towers of TV Azteca. In consideration for the payment of an annual installment of US$1.5 million and a loan of up to US$119.8 million in accordance with the long term of the Line of Credit of ATC, TV Azteca granted ATC the right to market and lease the non-use tower space of TV Azteca to third parties (including affiliates of TV Azteca) and to charge and collect on behalf of ATC all the revenues related to it. TV Azteca retains full ownership of the towers and continues to be responsible for its operation and maintenance. After the expiration of the initial duration of 20 years of the ATC Long Term Line of Credit, TV Azteca has the right to purchase from ATC at a fair market price all or any part of the revenues and assets related to the marketing and leasing rights of ATC on any date, by a proportional payment of the unpaid principal amount in accordance with the ATC Long Term Credit Line.

In February 2000, TV Azteca executed the ATC Long Term Line of Credit for up to US$119.8 million. The ATC Long Term Line of Credit consists of a non-secured term loan for US$91.8 million and a term loan for US$28.0 million guaranteed/ secured by some of the assets of TV Azteca . The interest rate on each one of the loans was 12.877% annual and currently is 13.109% annual. The initial duration of the non-secured term loan for US$91.8 million is 20 years, which may be extended for up 50 additional years, if the Tower Contract is still current and in effect. The guaranteed term loan for US$28.0 million was due in February 2005, but was renewed for another year and may be renewed annually for one-year successive periods, so long as the Tower Contract continues to be in effect.

Contract executed between TV Azteca and Teleactivos

On March 1st, 2003, TV Azteca and Teleactivos, S.A. de C.V. (Teleactivos), a subsidiary of Biper, signed a contract for an indefinite period pursuant to which Teleactivos renders control and identification of telephone calls services through the 01900 service for television viewers who take part in the competitions arranged by TV Azteca. From those service revenues, minus the cost involved in rendering the service (net profits), TV Azteca recorded 51% and Teleactivos the remaining 49%. On January 1, 2003, the contract was amended so that as of that date TV Azteca would receive 30% of the net profit of that operation and Teleactivos would receive the remaining 70%. For the financial years ending on December 31, 2001, 2002, 2003 and 2004, the net revenues from that contract were Ps.$83 million, Ps.$63 million and Ps.$18 million (US$1.6 million), respectively.

For the financial years ending on December 31, 2003 and 2004, payments to Teleactivos in accordance with this contract amounted to Ps.$158 million, Ps.$57 million and Ps.$18 million (US$5.1 million), respectively.

Advertising Contract (Iusacell)

On July 1, 2003, TV Azteca signed an advertising contract with a non-related third party, in accordance with which TV Azteca renders advertising services to Iusacell, a related party. The contract covers the period from July 1, 2003 to December 31, 2004. For the financial year ending in December 2003 and 2004, the amount for advertising services rendered were Ps$21million and Ps.$63 million (US$5.6 million) pursuant to this Contract.

Cellular Telephone and Land Line Telephone Services of Iusacell

In 2003 and 2004, Iusacell rendered cellular telephone services to TV Azteca for a total amount of Ps.$5 million and Ps.$8 million (US$710,000).

In 2004, TV Azteca charged Iusacell Ps.$46 million (US$.4.1 million) for administrative services.

Donations

In the financial years ending on December 31, 2002, 2003 and 2004, TV Azteca made donations to Fundación TV Azteca, A.C., a related party, of Ps.$118 million, Ps.$108 million and Ps.$102 million, (US$9.1 million), respectively. The related party has permits from the tax authorities to collect donations and issue the corresponding tax deductible receipts.

Merger of Servicios Deportivos TV into TV Azteca.

On June 27, 2005, TV Azteca held an Extraordinary General Shareholders’ Meeting in which among other things the shareholders approved the merger of Servicios Deportivos TV into TV Azteca.

Before the merger, Servicios Deportivos TV was developing a new business jointly with a broadcasting technology provider via satellite from United States of America. Servicios Deportivos TV was a subsidiary of Azteca Holdings and was the owner of 90 million CPOs of TV Azteca, equivalent to 3% of the outstanding shares of TV Azteca.

The stock ownership of Servicios Deportivos TV, at a price of Ps.5.56 per CPO, is equal to a total amount of approximately Ps.501 million (US$46 million). TV Azteca will withdraw from circulation the CPOs obtained with that merger, reducing its shareholders’ equity by Ps.501 million (US$46 million), as of June 30, 2005.

The debt of Servicios Deportivos TV is Ps.512 million (US$47 million), and shall be merged with the balance of TV Azteca. TV Azteca expects that the incremental debt shall be temporary, congruent to its firm commitment with the six year cash use plan. (See “Financial Information – Comments and Analysis by the Administration on the Operating profits and Financial Position of the Issuer – Financial Position, Liquidity and Capital Resources – Distribution Policy/ Debt Reduction Strategy”.)

With the merger, the development of a new project that Servicios Deportivos TV had undertaken will be taken over by TV Azteca, which may obtain an important benefit to its business.

Additional Loans of Related Parties

From April to June 2002, TV Azteca made loans to its main directors and high ranking officers, subject to an annual interest of 16% and 13%, which were due in December 2004. During the year ending on December 31, 2004, the balance of these loans was paid off.

In April 2000, TV Azteca made a non-secured loan for the principal amount of US$1.4 million at an annual interest rate 10.63% to Adrián Steckel Pflaum, who was one of the directors of Azteca Holdings at that time and is the Chief Executive Officer of Unefon. The complete amount pending payment in accordance with this loan was paid off on December 31, 2002.

In June 1998, TV Azteca made a non-secured loan for the principal amount of US$470,000 with an annual interest rate of 12% to Mr. Francisco X. Borrego, one of the executive officers of TV Azteca. The loan was paid off in December 2002.

c) Administrators and Shareholders

Directors

The bylaws of TV Azteca establish that the Board of Directors shall be elected by the holders of TV Azteca shares in the following manner: the holders of Series A shares will have the right to choose at least 70% of the directors of TV Azteca and each holder of 10% of the capital stock with limiting voting right of TV Azteca (D-A Shares and D-L shares, and after the conversion L Series shares) shall have the right to chose one of the directors of TV Azteca. All the directors serve a term of one year. The period of current duties of each director will expire on April 29, 2006.

The following chart lists each director of TV Azteca, their ages as of May 31, 2005, their position in TV Azteca and the year they were appointed to the Board of Directors.

NAME	AGE	POSITION	DIRECTOR SINCE
*Ricardo Benjamín Salinas Pliego[1]	49	Board Chairman/ Related Director / Stock Holder (Consejero Patrimonial)	1993
*Pedro Padilla Longoria	38	Related Director;	1993
Guillermo E. Salinas Pliego[1]	44	Related Director	1998
*Mario San Román Flores	45	Related Director/ Chief Executive Officer	2004
*Luis Jorge Echarte Fernández	60	Related Director	1999
*Joaquín Arrangoiz Orvañanos	47	Related Director	1998
*Francisco X. Borrego Hinojosa Linage	39	Related Director	2004
Francisco Murguía Díaz	56	Independent Director	2004
J. Michael Gearon	39	Independent Director	2000
Michael Viner	60	Independent Director	2001
Sergio Gutiérrez Muguerza	53	Independent Director	2000

*	Substitute Directors: Jorge Mendoza Garza and Martín Luna Ortigoza
[1]	Ricardo B. Salinas Pliego and Guillermo E. Salinas Pliego are brothers.

The following is biographical information on the TV Azteca Directors.

Ricardo Benjamín Salinas Pliego. Mr. Salinas Pliego has been Chairman of the Board of Directors since 1993, Chairman of the Board of Directors of Grupo Elektra since 1993, Director of Unefon since 1999 and Chairman of Unefon since 1998. Mr. Salinas Pliego also renders his services on the Board of Directors of numerous other Mexican companies including Azteca Holdings, Universidad CNCI (formerly Dataflux, S.A. de C.V.), Biper, Cosmofrecuencias, Todito and Salinas and Rocha. Mr. Salinas Pliego is an Accountant with a degree from the Instituto Tecnológico de Estudios Superiores de Monterrey and also has a Masters degree in business and administration from the Freeman School of Business at the Universidad of Tulane.

Pedro Padilla Longoria. Mr. Padilla has rendered his services as director of TV Azteca since 1993 and was Executive chairman of Grupo Elektra during the year 1993 to 2000. Mr. Padilla rendered his services as Chief Executive Officer of TV Azteca from October 2001 to July 2004 and since July 14, 2004 he is the Chief Executive Officer of Grupo Salinas. Mr. Padilla also renders his services on the Board of Directors of Azteca Holdings, Grupo Elektra, Biper, Unefon and Cosmofrecuencias. Mr. Padilla has a degree in Law from the Universidad Nacional Autónoma de México.

Guillermo E. Salinas Pliego. Mr. Salinas has rendered his services as a director of TV Azteca since 1998. Mr. Salinas founded Todito in 1999. He is also cofounder of Universidad CNCI (formerly Dataflux, S.A. de C.V.) and has been its Chairman since 1982. he is also member of the Board of Directors of Grupo Elektra. Mr. Salinas is a Certified Public Accountant and has a degree in accounting from Instituto Tecnológico de Estudios Superiores de Monterrey en Monterrey, México.

Mario San Román Flores. Mr. San Román has been Chief Executive Officer of TV Azteca from July 14, 2004. Mr. San Román previously rendered his services as Director of Operations of TV Azteca from July 2002 to July 2004, as Vice President of Marketing from August 1998 to March 1999, as Director or Azteca 13 from March 1999 to June 2000 and as General Director of Channels from June 2000 to 2002. Mr. San Román has a degree in Communication from the Universidad Iberoamericana.

Luis Jorge Echarte Fernández. Mr. Echarte has rendered his services as Director of TV Azteca since November 1999. Before joining TV Azteca, he was Vice President for Finance and Administration of Grupo Elektra. He joined Grupo Elektra in 1994. Mr. Echarte also rendered his services as Chief Executive Officer of AIC and served on the Board of Directors of Biper, Elektra, AIC Corporation and Foamex International Inc. Mr. Echarte is a graduate of Memphis State University and the University of Florida and completed the Business Administration Program at the University of Stanford.

Joaquín Arrangoiz Orvañanos. Mr. Arrangoiz has rendered his services as Director of TV Azteca since 1998 and General Sales Co director since 1993. Mr. Arrangoiz has a degree in Administration from the Universidad Anáhuac.

Francisco X. Borrego Hinjosa Linage. Mr. Borrego has rendered his services as General Legal counsel and Legal Director of TV Azteca since August 1993. Mr. Borrego also renders services on the Board of Directors of Azteca Holdings. Mr. Borrego has a degree in Law from the Escuela Libre de Derecho.

Francisco Murguía Díaz. Mr. Murguía has rendered his services as a Director of TV Azteca since April 2004. Mr. Murguía is a producer of commercial films and short films in Latin America and has rendered his services as Chairman of the Mexican Association of Film Producers (Asociación Mexicana de Productores de Películas), the National Council of Advertising (Consejo Nacional de Publicidad) and the Mexican Association of Advertising (Asociación Mexicana de Publicidad).

J. Michael Gearon, Jr. Mr. Gearon has rendered his services as Director of TV Azteca since February 2000. Mr. Gearon has rendered his services as Chairman and Director of American Tower International Corporation, a wireless communication and broadcasting infrastructure company, since its merger with Gearon & Co., Inc. on January 22, 1998. Mr. Gearon has a degree in interdisciplinary studies from the State university of Georgia.

Michael A. Viner. Mr. Viner has rendered his services as Director of TV Azteca since July 2001. Mr. Viner is Chairman of New Millennium Entertainment Co., a production company with headquarters in Beverly Hills, California, and has rendered his services in that capacity since 1981. Mr. Viner attended Harvard University and Georgetown University.

Sergio Gutiérrez Muguerza. Mr. Gutiérrez has rendered his services as Director of TV Azteca since February 2000. He has rendered his services as Chief Executive Officer of Deacero, S.A., a steel and cable company from 1981. Mr. Gutiérrez has also rendered his services as Director of Alpek, S.A. de C.V., a petrochemical company and ING Comercial América, an insurance company since 1997. Mr. Gutiérrez has a degree in Industrial Engineering from Purdue University.

Employment Agreements

None of the directors or officers is a party to any contracts executed with TV Azteca or any of its subsidiaries that establishes any benefits upon termination of employment.

Board of Director Practices

The Extraordinary General Shareholders Meeteing of TV Azteca held on November 3, 1999 agreed to amend the Corporate Bylaws of TV Azteca to reflect global changes in the corporate governance procedures of TV Azteca. Among other things, these amendments authorized the Board to create a committee that would be formed by at least three Directors, the majority of which must be independent. In February 2000, the Board of Directors formed a committee to handle the following: transactions with related parties, operations, audits and compensations.

The extraordinary general shareholders’ meeting of TV Azteca held on September 4, 2001, amended the TV Azteca corporate bylaws to incorporate changes ordered by the new Securities Exchange Law of Mexico (Ley del Mercado de Valores). Among other things, these amendments give rights to the holders of ten per cent of the capital stock with limited voting rights of TV Azteca to designate a Board Director.

These amendments also establish that at least 25 per cent of the Board of Directors of TV Azteca would be independent. Mr. Gene F. Jankowski, James R. Jones, J. Michael Gearon, Jr., Sergio Gutiérrez Muguerza, Francisco Murguía and Michael A. Viner are the current independent directors of TV Azteca (See note related to the resignations of James Jones and Gene Jankowski of the Board of Directors in the section (“The Company – Recent Events – Agreements Approved by the Ordinary General Shareholders’ Meeting on November 24, 2004 – Corporate Measures”.)

On November 24, 2004, TV Azteca held an ordinary and extraordinary general shareholders meeting in which among other things, the shareholders agreed to amend the Corporate Bylaws of TV Azteca which referred to the administration of TV Azteca, as well as provisions related to TV Azteca Officers and its Committees, in order to reflect certain measures to improve the management of TV Azteca (“The Company – Recent Events – Agreements Approved by the Ordinary General Shareholders’ Meeting on November 24, 2004 – Corporate Measures”.)

The Board of Director Committees consist of the number of owner members of the Board of Directors determined by the board itself, who serve as a collegiate body, with the understanding that the total number of members of Auditing Committee must be independent directors. The committees generally meet every quarter before each Board of Directors meeting and all the operations reviewed by any of the committees must, in accordance with Mexican laws, be submitted for the approval of the Board of Directors. TV Azteca shall have the following committees of the Board of Directors, regardless of any other committee of the Board of Directors that the body decides to create:

1.	Compensation Committee, this committee shall review and make recommendations to the Board of Directors with regard to compensation/remuneration (including incentives and bonuses) of the TV Azteca administrators. The members of the Compensation Committee are Mr. James R. Jones, Sergio Gutiérrez Muguerza and Joaquín Arrangoiz. (See note related to the resignations of James Jones and Gene Jankowski of the Board of Directors in the section (“The Company – Recent Events”.)

2.	Auditing Committee, which will have the following duties:

(a) Provide an opinion on all the operations with related parties. In addition, it shall make recommendations on the advantage for the Board of Directors to approve beforehand certain operations with related parties, such as, but not limited to, advertising contracts and framework contracts in the ordinary course of business of TV Azteca.

(b) Propose the hire of independent specialists in cases it believes convenient, in order for them to express their opinion with regard to operations with related parties.

(c) Review the financial reports and the internal financial audit systems, as well as the activities and independence of external auditors and the activities of the Committee itself.

(d) Investigate and suggest to the Legal Director, recommend to the Board of Directors that appropriate measures be taken concerning any complaint regarding inappropriate behavior by a member of the Board of Directors and the Executive Directors of TV Azteca related to (i) accounting and finance issues, (ii) breaches/ violations of the TV Azteca Ethics and Business Practices Code, and (iii) noncompliance with provisions related to the stock exchange. At all times, the Board of Directors and the Auditing Committee must be legally advised by an independent law firm on the appropriate measures referred to in this paragraph

(e) Forward to the Legal Director of TV Azteca any legal proceeding filed against TV Azteca that they may be aware of.

(f) Establish the procedure for receiving and processing complaints against members of the Board of Directors and Executive Directors for breaches of the Ethics and Business Practice Code and the applicable legislation in terms of the exchange market, with the understanding that in the case of any complaints filed by TV Azteca employees, that proceeding shall be confidential and anonymous.

(g) Recommend to the Board of Directors the designation, compensation, and retention of an accounting firm, as well supervise its performance and to establish procedures to resolve any possible disputes between the Board of Directors and the external auditors of TV Azteca related to the preparation of its financial statement.

(h) Supervise the Disclosure Committee.

(i) Propose to the Board of Directors the designation and compensation of the TV Azteca Compliance Officer, and supervise his/her performance.

(j) Retain the independent consultants that it deems necessary to comply with its duties, including in a permanent manner. At all times, the Auditing Committee must have the appropriate personnel to handle its duties.

(k) Determine its annual budget and submit it to the Board of Directors, which must be appropriate to handle its duties, including but not limited to the payment of remunerations to independent consultants.

(l) Prepare an annual report on its duties which must be presented to the Board of Directors and distributed to the TV Azteca shareholders during the Annual Ordinary General Shareholders’ Meeting.

The members of the Auditing Committee were Mr. J. Michael Gearon, Jr., Gene F. Jankowski and Mario San Román. (See note related to the resignations of James Jones and Gene Jankowski of the Board of Directors in the section “The Company – Recent Events – Agreements Approved by the Ordinary General Shareholders’ Meeting on November 24, 2004 – Corporate Measures”. Because at the time of this Annual Report, the Auditing Committee is in the process of being formed, and due to the aforementioned, it does not have a financial expert.

In addition to the aforementioned Committees of the Board of Directors, TV Azteca may have one or more Committees other than the aforementioned, which will be composed of the Directors, Officers or persons that the Board should determine. Among others, TV Azteca will have the following Committees:

1.	Executive Committee, which among other things shall have the following powers: (i) a general power of attorney for disputes and collections (ii) general power of attorney for administration acts, (iii) general power of attorney for ownership acts, (iv) a power of attorney to issue, subscribe, guarantee and any other manner trade all kinds of credit instruments on behalf of TV Azteca (v) a general power attorney for ownership actions, (vi) general power of attorney to open and cancel bank accounts on behalf of TV Azteca, (vii) a power of attorney to confer general powers of attorney or special powers of attorney, which will be limited at all times by the Ordinary General Shareholders’ Meeting, without amending these Corporate Bylaws. The members of the Executive Committee are Mr. Mario San Román Flores, Carlos Hesles Flores, Martín Luna Ortigoza, Carlos Díaz Alonso, Joaquín Arrangoiz Orvañanos, Jorge Mendoza Garza, Guillermo Pelegrin Alegret Pla, Diego Foyo Mejía, Vincent Laliere, Gustavo Guzmán Sepúlveda, Arturo Grave and Javier Arnau.

2.	Investment Committee, this committee shall review any significant capital investment beyond the normal course of business or that are not included in the annual budget. It shall evaluate the business opportunities and risks and make recommendations for the aforementioned to the Board of Directors. The members of the Investment Committee are Mr. Sergio Gutiérrez Muguerza, Michael Viner and Joaquín Arrangoiz Orvañanos.

3.	Disclosure Committee, which shall resolve all the relevant events and other issues that must be disclosed to the public and corresponding parties in accordance with applicable laws. The member of the Disclosure Committee shall be appointed by TV Azteca administration and their designation shall be submitted to the opinion New Auditing Committee.

4.	Nominating committee, this committee shall search and select candidates that will later be proposed by the Shareholders Assembly to serve as Independent Directors. The members off the Nominating committee are Mr. Ignacio Morales Lechuga, José Represas and Andrés Holzer.

Statutory Auditor

Besides the Board of Directors, the bylaws of TV Azteca establish that an independent auditor be elected in the ordinary general shareholders’ meeting, and if decided by the shareholders in that meeting, the election of an alternate commissioner. In accordance with the bylaws, the owners of 10 percent of the capital stock of TV Azteca, regardless of the number of shares they own, may appoint a statutory auditor of TV Azteca. In accordance with the laws of Mexico, the duties of the statutory auditor include among other things, inspection of operations, books, records and any other documents of the company and the presentation of a report of that inspection at the annual ordinary general shareholders’ meeting. The commissioner is required to attend all the sessions of the Committees of the Board of Directors and the shareholder meetings of TV Azteca. TV Azteca currently has a statutory auditor, Juan C. Salles, and an alternate statutory auditor, Héctor Pérez Aguilar. Both are partners of Salles, Sáinz-Grant Thornton, S.C..

Senior Executives

The following chart lists each senior executive of TV Azteca, their age as of May 31, 2005, their current position and the year they were appointed as executive officers (with TV Azteca or its predecessors).

NAME	AGE	CURRENT POSITION	EXECUTIVE OFFICER SINCE
Mario San Román Flores	46	Chief Executive Officer	2004
Carlos Hesles Flores	39	Finance Director	2002
Francisco X. Borrego	40	General Legal Director	1993
José Ramón Fernández Alvarez	59	Chief Executive Officer of Sports	1993
Martín Luna Ortigoza	42	Chief Executive Officer of Estudios Azteca	1995
Guillermo Pelegrin Alegret Pla	43	Chief Executive Officer of Channels	2003
Joaquín Arrangoiz Orvañanos	48	Sales Co-director	1997
Carlos Díaz Alonso	39	General Sales Director	2004
Jorge Mendoza Garza	53	Chief Executive Officer of Information and Public Relations	1994
Ricardo Benjamín Salinas Pliego	49	Chairman of Board of Directors	1993

The following provides biographical information about the executive officers of TV Azteca. For biographical information regarding Ricardo Benjamín Salinas Pliego, Joaquín Arrangoiz, Pedro Padilla, Francisco Borrego and Mario San Román see “Administration – Administrators and Shareholders”.

Carlos Hesles Flores. Mr. Hesles has rendered his services as Finance Director of TV Azteca since 2002. Mr. Hesles has a degree in Public Accounting specializing in Finances from the Instituto Tecnológico Autónomo de México.

José Ramón Fernández Alvarez. Mr. Fernández has been Chief Executive Officer of Sports of TV Azteca since September 1993. Mr. Fernández obtained a degree in Business Administration from the Universidad Autónoma de Puebla, a Masters in Public Administration from the Universidad Nacional Autónoma de México and a Masters in Spanish Literature from the Universidad de Oviedo, Spain.

Martín Luna Ortigoza. Mr. Luna has been Chief Executive Officer of Estudios Azteca since April 2001. Mr. Luna, which has been an officer of TV Azteca since 1995, previously rendered his services as Chief Executive Officer of Channels and Production, Executive chairman of Content, Executive chairman of Azteca 13 and Chief Executive Officer of Estudios Azteca. Mr. Luna has a degree in Economics from the Universidad Nacional Autónoma de México.

Guillermo Pelegrin Alegret Pla. Mr. Alegret has been Chief Executive Officer of Channels since 2003. Mr. Alegret rendered his services previously as officer of TV Azteca since 1998 in the positions of Director of Product Integration and Chief Executive Officer of Marketing Services. Mr. Alegret has a degree in Business Administrations from the Universidad Iberoamericana.

Carlos Díaz Alonso. Mr. Díaz has rendered his services as Chief Executive Officer General of Sales for TV Azteca since 2004. Mr. Díaz has a degree in Business Administration from the Universidad Anáhuac.

Jorge Mendoza Garza. Mr. Mendoza has been Chief Executive Officer of Information and Public Relation for TV Azteca since 1993. Mr. Mendoza has a Law degree from the Universidad Nacional Autónoma de México, a Masters in Public Administration from the Institut National d’Administration Publique in Paris, France, and a Doctorate in Constitutional Law from the Université de la Sorbonne.

Remuneration of Directors and Officers

For the financial year ending on December 31, 2004, the total remuneration paid by TV Azteca to its senior officers (a total of 10 persons) was approximately Ps.$56 million (US$5 million). During 2004, the members of the Board of Directors of TV Azteca received a total annual remuneration in the amount of US$325,000.

Employees

On December 31, 2004, TV Azteca had 5,928 persons rendering services to the company. Of the employees of TV Azteca, 2,631 worked as independent contractors (of which 426 worked in production), 1,933 performed administrative duties, 274 were managers or executive officers, 315 worked in sales and 775 were unionized employees. Approximately 23% of the new hires in 2004 were independent contractors.

Approximately 56% of personnel rendering services permanently to TV Azteca are represented by the television union (“sindicato televisivo”), and a smaller number are represented by the actors union or the musicians union. In accordance with Mexican law, the terms of remuneration of contracts executed between TV Azteca and its union employees are subject to annual renegotiation. All the other terms of the contract ore renegotiated every two years.

TV Azteca believes that its relations with personnel rendering services to company are good. TV Azteca has never been subject to strikes.

Stock Ownership

With the exception of Mr. Ricardo B. Salinas Pliego, there are no board directors or officers that are owners of more than 1% of the shares of TV Azteca. As of May 31, 2005, the directors and officers of TV Azteca, except Mr. Salinas Pliego, were owners of 2.0 million CPOs that may be exercised within 60 days. As of May 31, 2005, the directors and officers of TV Aztec, except Mr. Salinas Pliego, were owners of 0.05% of the capital stock of TV Azteca in a totally diluted manner. For more information related to the ownership of TV Azteca shares by Mr. Salinas Pliego, (See “Administration – Operations with Related Parties and Conflict of Interest”).

Option Plans

TV Azteca has reserved approximately 240 million CPOs (after carrying out the 4 per 1 split of the shares of TV Azteca declared effective as of April 22, 1998) for issuance in accordance with stock options for employees. In the fourth quarter of 1997, TV Azteca adopted stock option plans in accordance with which options were granted to all the current employees employed by TV Azteca as of December 31, 1996, with a larger number of options to the senior administration and key players, hosts and creative personnel of TV Azteca. The options which were related to a total of 76 million CPOs were granted in general in equal parts with respect to the first five years of employment with TV Azteca (whether before or after adoption of the plan). These options can generally be cancelled if the operating profits of TV Azteca before deducting depreciation and amortization in this financial year have not increased by at least 15% (excluding the effect of inflation) compared to the previous financial year. The stock options of an employee for any employment year, in general, may be exercised 5 years later, unless the employee is no longer employed by TV Azteca, in which case the options shall be reassigned. The options expire on the fifth anniversary of the date on which they could have been exercised.

The following establishes the number of CPOs, the exercise prices and the expiration dates of all the options outstanding (whether or not vested ) as of May 31, 2005:

Number of CPOs	Exercised Prices		Expiration Dates
900,619	US$	0.2925	2003-2007
4264,400	US$	0.3225	2004-2008
4,185,600	US$	0.3550	2005-2009
10,933,600	US$	0.3900	2006-2010
97,468,004	US$	0.0.1525	2003-2004
2,000,000	US$	0.5000	2003-2009
5,579,999	US$	0.1300	2003-2009
996,240	US$	1.14	2000-2005
126,419,662

The Technical Committee of the Investment and Administration Trust number F/6415, held a meeting on December 2, 2004, and agreed, among other things, to amend the Option Plan for TV Azteca employees under the following terms: (i) recognize that with a payment of 20% of the exercised price, those options are to be considered exercised, (ii) payment of the remaining portion in the following 5 years from the exercised date without any payment of interest, (iii) that the price of the stock option exercised shall be reduced in proportion to the capital reductions and dividends from 1997 to date, (iv) the dividends that are received in the future shall be directly applied to pay for the exercised price, (v) the CPOs derived from those options shall remain under guarantee until 100% of the exercised price is satisfied. As a result of that amendment the company received US$8,863, for a total of 91,200 CPOs included in those options. On December 15, 2004, the Board of Directors of TV Azteca approved the assignment of 93,172,004 CPOs of TVA to Mr. Ricardo Salinas Pliego at an exercise price of US$0.1525 (.2925 actual exercised price minus US$0.14 of capital dilution) which were assigned on December 29, 2004.

Options related to the total of approximately 106,044,041 CPOs were held by directors and executive officers of TV Azteca as a group.

In accordance with the Mexican GAAP, the granting of these options had no effect whatsoever on the operating results, cash flow or financial position of TV Azteca.

Principal Shareholders

The charts under “Stock Exchange – Stock Structure” established the information related to those shareholders of TV Azteca that were owners of 5% or more of the capital stock of TV Azteca as of May 31, 2004. The majority shareholders are owners of 100% of the Series A shares that are not included in the CPOs and control 45% of the CPOs outstanding. Since each CPO contains a Series A share, the majority shareholders effectively control 45% of all the outstanding A shares. In accordance with the CPO Trust Contract, the CPO Trustee shall exercise all the voting rights related to Series A shares of the Series D-A shares represented by CPOs held by Non-eligible Mexican Owners in the same manner that the majority of the outstanding Series A shares or the Series D-A shares are held by Eligible Mexican owners (directly or through the CPO Trust) are voted in the corresponding shareholders’ meeting.

The only shares that have full voting rights are the Series A shares, the majority (66.43%) of which are owned by Azteca Holdings, which is controlled by Ricardo B. Salinas Pliego and its affiliates. The minority shareholders hold CPOs which include Series A shares which have full voting rights and D-A Series shares and D-L Series shares, which are shares with limited voting rights. Owners of Series D-A and D-L shares, which include the ADR Depositary that holds D-L Series shares indirectly through the CPO Trustee, only have the right to vote in relation with (i) an extension of the duration of TV Azteca after 2092, (ii) anticipated dissolution of TV Azteca, (iii) change of business purpose of TV Azteca, (iv) change of nationality of TV Azteca, (v) the transformation of TV Azteca from one kind of company to another, (vi) merging with another company, and (vii) cancellation of a registry of Series “D-A” shares and “ D-L” shares and the RNV in the stock exchange in which these are listed. In all the other cases, Ricardo B. Salinas Pliego and his affiliates, through Azteca Holdings, control the results of all the other shares taken by TV Azteca.

d) Corporate Bylaws and Other Agreements

Bylaws

The following includes a brief description of some important provisions in the TV Azteca bylaws. This description does not intend to be complete and makes reference to the TV Azteca bylaws which are available to the investment public.

Incorporation and Registration

TV Azteca is a variable capital stock company (“sociedad anónima de capital variable”) incorporated under the Laws of Mexico. The articles of incorporation of TV Azteca are dated on June 2, 1993 and were registered in the Public Business Registry of the Federal District on July 13, 1993 under business folio number 167346.

Purpose

Clause Four of the corporate bylaws defines the purpose of TV Azteca as: the promotion, constitution, organization, exploitation and participation in the capital stock of all kinds of companies, business associations, corporations regulated by the civil code, associations or business associations with industrial purposes, a service company or any other kind of company, national or foreign, as well as the participation in the administration or liquidation of the aforementioned, and other purposes related to the aforementioned.

Board of Directors

Administration of TV Azteca resides in its Board of Directors. In accordance with the bylaws, the Board of Directors shall consist of a minimum of 5 and a maximum 20 members. The Board of Directors currently consists of 11 members. Series A shareholders have the power to choose at least seventy per cent of the directors of TV Azteca and each owner of ten per cent of the capital stock with limited voting rights of TV Azteca (D-A shares and D-L shares and, after the conversion, the L shares) have the right to chose one of the directors of TV Azteca. From the nominated directors, 25 per cent must be independent. Among other obligations, the directors are required to report to the Chairman and the Secretary of the Board of Directors any conflict of interest they may have and must abstain from voting on issues related to that conflict and shall use the resources TV Azteca only for the benefit of TV Azteca and shall define clear policies with respect to the use of our resources for personal purposes.

Remuneration of the directors of TV Azteca must be approved by a resolution of the shareholders. The individual directors do not have any power to change their own remuneration or the remuneration of their fellow board members. The articles of incorporation of TV Azteca do not include any current provision related to the loaning powers of the directors. Neither Mexican law nor the bylaws of TV Azteca contain provisions related to the retirement age of the directors. TV Azteca does not require that its board directors hold stock in TV Azteca to render their services on the board.

Capital Stock

The capital stock is variable. The minimum set capital stock of TV Azteca is the amount of $1,145’120,090.00 pesos (One billion one hundred forty five million one hundred twenty thousand ninety pesos 00/100 Pesos), represented by A Shares, D-A Shares, D-L Shares, and L Shares. Each share has the right to one vote on those issues on which those shares have the right to vote. The A Shares and D-A Shares may only be subscribed by Mexican persons. The variable part of the capital stock of TV Azteca is unlimited and shall be represented by shares with characteristics similar to the existing shares of TV Azteca.

Capital stock shares are divided into four Series:

➢	A Shares represent ordinary shares with full voting rights.

➢	D-A Shares represent shares with limited voting rights, which have the right to receive a dividend but can only vote in relation with (i) an extension of the duration of TV Azteca after 2092, (ii) anticipated dissolution of TV Azteca, (iii) change of business purpose of TV Azteca, (iv) change of nationality of TV Azteca, (v) the transformation of TV Azteca from one kind of company to another, (vi) merging with another company, and (vii) cancellation of a registry of Series “D-A” shares in the RNV and on the stock exchange on which these are listed. D-A shares will become A Series Shares 10 years from their date of issue.

➢	D-L Shares represent shares with limited voting rights, which have the right to receive a dividend but can only vote in relation with (i) an extension of the duration of TV Azteca after 2092, (ii) anticipated dissolution of TV Azteca, (iii) change of business purpose of TV Azteca, (iv) change of nationality of TV Azteca, (v) the transformation of TV Azteca from one kind of company to another, (vi) merging with another company, and (vii) cancellation of a registration of Series “D-L” shares in the RNV and on the stock exchange on which these are listed. D-L shares will become A Series Shares 10 years from their date of issue.
➢	L Shares represent shares with limited voting rights and shall only have the right to vote in relation with (i) the transformation with the Company, (ii) the merging of the Company when it is the merged entity, and (iii) cancellation of the registration of Series “L” shares in the RNV and on the exchange markets where these are listed. L Shares may be acquired by any natural person or legal entity, national or foreign, provided that the applicable legal provisions with respect to foreign investments are complied with. For the purposes of foreign investment laws, L Shares are not included in the estimate of proportional participation of foreign investors.

All the A Shares, D-A Shares, and D-L Shares have the right to proportionately receive the liquid assets of the company, if any, once all the debts and obligations have been satisfied. However, the owners of D-A Shares and D-L Shares have preferential liquidation rights and the owners of A Shares have the right to receive any remaining amounts.

In accordance with the Mexican law, the owners of shares of any series also have the right to vote as a class in relation with any share that would harm the rights of the owners of shares of that series, and an owner of shares of that series would have the right to judicial reparation or indemnification against an action taken without a vote. There are no other procedures to determine if a shareholders’ proposed action requires a class vote, and the law of Mexico does not establish extensive guidelines on the criteria to be applied to make that determination.

Shareholders’ Meetings

Shareholder meetings may be general or special and the general meetings may be ordinary or extraordinary. Extraordinary general meetings are those convened to consider any aspects specified in Article 182 of the LGSM, including, mainly, amendment of the bylaws, liquidation, merging, or transformation of one kind of company into another, as well as to consider the cancellation of the registered shares of TV Azteca, or may be convened to agree on the amortization of shares with distributable profits. All other meetings shall be ordinary. Ordinary general shareholder meetings must be held at least once a year, within a period of four months after the closing of each Financial year. The special meetings are those that are held to address issues that may affect the rights of one class of specific shares and they are subject to the provisions applicable to the extraordinary meetings.

Generally the Board of Directors or the commissioners convene the shareholder meetings; however, the shareholders that represent at least 10% of the capital stock of TV Azteca may request in writing at any moment that the Board of Director or the commissioners convene a shareholders’ assembly to address the issues specified in their request, with the understanding that the shareholders have the right to vote in relation with the issue. If the Board of Directors does not convene that meeting, the shareholders may seek judicial intervention.

The notification of the meetings must be published in the Official Gazette of the Federation or a newspaper of general circulation in the Mexico City at least 15 days before that meeting. The shareholders who are registered in the shareholders’ registry as owners of one or more shares of TV Azteca must be admitted to shareholders’ meetings. The shareholders’ registry shall be closed one day before the date established for a meeting. To attend a meeting, the shareholders must deposit their shares in exchange for an admission ticket which will provide them access to the meeting.

For an Extraordinary General Shareholders’ Meeting convened to address issues in which Series “D-A”, “D-L”, and/or “L” Series do not have voting rights to be considered legally held by virtue of the first notice (for a meeting), at least seventy five percent of the Series “A” shares of the company must be represented in that meeting, and its resolutions shall be valid when they are approved by a favorable vote of the shares that represent at least fifty percent plus one of the Series “A” of the Company. In the case of a subsequent meeting notice, For Extraordinary General Shareholders’ Meetings convened to address issues in which Series “D-A”, “D-L”, and/or “L” Series do not have voting rights to be considered legal if at least fifty percent of the Series “A” shares of the company are represented in that meeting, and its resolutions shall be valid when they are approved by a favorable vote of the shares that represent at least fifty percent plus one of the Series “A” of the Company.

For a convened Extraordinary General Shareholders’ Meeting to address issues in which Series “D-A”, “D-L”, and/or “L” Series have voting rights to be considered legally held by virtue of the first notice (for a meeting), at least seventy five percent of the Series “A” shares of the company must be represented in that meeting, and its resolutions shall be valid when they are approved by a favorable vote of the shares that represent at least fifty percent plus one of the Series “A” of the Company. In the case of a second or subsequent meeting notice, for Extraordinary General Shareholders’ Meetings convened to address issues in which Series “D-A”, “D-L”, and/or “L” Series have voting rights to be considered legal if at least the majority of the A Series Shares of the Company are represented and at least fifty percent of the shares in which the capital stock is divided, and its resolutions shall be valid when they are approved by a favorable vote of the majority of the shares in which the capital stock is divided.

Preferential Rights

In the event of an increase of capital, the owner of existing shares of a given series has a preferential right to subscribe a sufficient number of shares of the same series to maintain the existing proportional ownership of shares of that series owned by the holder; with the understanding that the right shall not be applied in the event of an increase in capital in relation to a merger, conversion of obligations, acquisition of one’s own shares, or a public offering. Preferential rights must be exercised within the period established by the shareholders in the meeting that authorizes the increase in capital, which shall be at least 15 days after the publication of the notice of increase in capital in the Official Gazette and a general circulation newspaper in Mexico City.

V. STOCK MARKET

a) Share Structure

Main Shareholders

	As	A CPO (1)	DA CPO (1)	DL CPO (1)	Total Shares	% Paid Capital	% Authorized Capital
Azteca Holdings (a company controlled by Ricardo B. Salinas Pliego)	2,301,957,280	820,151,848	820,151,848	820,151,848	4,762,412,824	52.0%	44.0%
Ricardo B. Salinas Pliego	23,252,092	142,647,949	142,647,949	142,647,949	451,195,939	4.9%	4.2%
Alternativas COTSA(3)	144,673,530	44,226,751	44,226,751	44,226,751	277,353,783	3.0%	2.6%

Total (Majority Owners)	2,469,882,902	1,007,026,548	1,007,026,548	1,007,026,548	5,490,962,545	60.0%	50.8%

Total (Minority Owners)	—	1,222,544,139	1,222,544,139	1,222,544,139	3,667,632,418	40.0%	33.9%

Total	2,469,882,902	2,229,570,687	2,229,570,687	2,229,570,687	9,158,594,964	100.0%	84.7%

Treasury Total	234,318,842	474,307,063	474,307,063	474,307,063	1,657,240,033		15.3%

Company Total	2,704,201,744	2,703,877,751	2,703,877,751	2,703,877,751	10,815,834,996		100.0%

(1)	Each CPO consists of three shares, one of which is a Series A share. The percentage and amount of Series A shares in CPOs is, therefore equal to the corresponding number of CPOs.
(2)	From this amount, approximately 45 million CPOs owned by Azteca Holdings have been granted in security to guarantee the 10 3/4% Azteca Holdings Notes, 194 million CPOs to guarantee the trust certificates and 72 million CPOs to guarantee the Euronotes.
(3)	Alternativas COTSA[1], is a subsidiary fully owned by Azteca Holdings. Altogether, including CPOs of TV Azteca held through Alternativas COTSA, Azteca Holdings controlled 70.5% of the shares with voting rights of TV Azteca and 55% of the outstanding shares.

Grupo Elektra has the right to exchange Series N shares of Comunicaciones Avanzadas, S.A. de C.V. (“CASA”) which it owns wholly or partially at any given moment up to March 26, 2006 for approximately 226.5 million CPOs owned by Azteca Holdings (the “Elektra Reserved Shares”). If it exercises this right for exchange this would allow Grupo Elektra to acquire up to approximately 7.4% of the capital stock of TV Azteca, which would reduce the direct property of Azteca Holdings of the capital stock of TV Azteca to 47.42%. Grupo Elektra is controlled by Mr. Salinas Pliego, who is also Chairman of the Board of Director of Grupo Elektra.

There has not been any significant change in the ownership of the above-mention principal shareholders during the three year period ending on December 31, 2004.

[1]	At the ordinary general shareholders’ meeting of Grupo Cotsa (now Grupo de Desarrollo Inmobiliario Salinas) held on August 24, 2004, the merger of GRUPO COTSA, S.A. de C.V., was approved as the merging company and RTC CINES, S.A. de C.V., REMODELACION AND CONSTRUCCION, S.A. de C.V., SERVICIOS CORPORATIVOS CINEMATOGRAFICOS, S.A. de C.V. and ALTERNATIVAS COTSA, S.A. de C.V., in their capacity as merged companies and the latter ones stopped existing as a result of the merger and GRUPO COTSA, S.A. de C.V. survived. In accordance with the provisions in sections V, VI, and VII of article 228 Bis of the LGSM, the spin-off remains effective until August 4, 2005

In accordance with the information provided to TV Azteca, as of May 31, 2005 there were a total of 45,506,059 outstanding ADRs representing 728,096,944 CPOs, or 23.85% of the total capital stock of TV Azteca at that date.

b) Behavior of Stock in the Securities Market

History of Prices and Markets

The CPOs, each one of which represents one Share A and one Share D-A, and one Share D-L are operated on the BMV and the Latibex Market. The ADRs have been issued by The Bank of New York as depositary (the “Depositary”). Before April 22, 1998, the effective date of the stock split described below, each ADR represents four CPOs and now each ADR represents 16 CPOs issued by Nacional Financiera, S.N.C., as the CPO trustee (the “CPO Trustee”) for the CPO Trust. The ADRs operate on the New York Exchange Market. The ADRs are also listed on the Stock Exchange Automated Quotation System of the International Stock Exchange of the United Kingdom and the Republic of Ireland, Ltd. (SEAQ International) (See “The Company – Recent Events – Agreements reached by the Extraordinary General Shareholders’ Meeting held on June 1, 2005 – End of the ADR Program in US”).

The following table establishes for the periods indicated below the highest and lowest sales prices recorded for the CPOs and the BMV and in the Latibex Market and the highest and lowest sales prices recorded for the ADRs in the New York Stock Exchange. The prices have not been restated in constant currency units but have been restated to reflect the stock split described below.

	MEXICAN STOCK EXCHANGE PESOS PER CPO				NEW YORK STOCK EXCHANGE US DOLLARS PER ADRs
FINANCIAL YEAR ENDING IN DECEMBER OF	HIGH		LOW		HIGH		LOW
1999	Ps.$	5.31000	Ps.$	5.1900	US$	9.0000	US$	8.9400
2000		5.9400		5.8000		10.0000		9.7500
2001		6.5800		2.2000		10.6500		3.7800
2002		4.9200		2.7000		8.8000		4.3000
2003		6.8100		2.9100		9.8000		3.9000
2004		7.7800		5.0900		10.8900		7.0300

	MEXICAN STOCK EXCHANGE PESOS PER CPO				NEW YORK STOCK EXCHANGE US DOLLARS PER ADRs
QUARTER	HIGH		LOW		HIGH		LOW
2002:
First Quarter	Ps.$	4.89	Ps.$	3.70	US$	7.98	US$	6.04
Second Quarter		4.92		4.03		7.99		5.72
Third Quarter		4.59		3.00		6.94		4.25
Fourth Quarter		4.20		2.70		6.22		3.90
2003:
First Quarter	Ps.$	3.33	Ps.$	2.91	US.$	4.59	USPs.$	3.90
Second Quarter		4.61		3.05		6.60		4.05
Third Quarter		5.19		3.92		7.50		5.47
Fourth Quarter		6.81		4.60		9.80		6.91
2004:
First Quarter	Ps.$	6.58	Ps.$	5.09	US.$	9.50	US.$	7.47
Second Quarter		$7.14		$5.18	US$	10.19	US$	703
Third Quarter		$7.19		$5.90	US$	10.12	US$	8.26
Fourth Quarter		$7.78		$6.95	US$	10.89	US$	9.85
2005:
First Quarter	Ps.$	7.07	Ps.$	6.04	Ps.$	10.05	Ps.$	8.59

	MEXICAN STOCK EXCHANGE PESOS PER CPO				NEW YORK STOCK EXCHANGE US DOLLARS PER ADRs
MONTH ENDING ON	HIGH		LOW		HIGH		LOW
December 31, 2004	Ps.$	6.88	Ps.$	6.80	US$	10.29	US$	10.19
January 31, 2005		6.37		6.21		9.42		9.22
February 29, 2005		6.09		6.01		9.19		9.02
March 31, 2005		5.87		5.78		8.70		8.62
April 30, 2005		5.44		5.25		8.18		7.94
May 31, 2005		5.44		5.21		8.25		8.11

	Latibex
FINANCIAL YEAR ENDING IN DECEMBER OF	HIGH		LOW
2004	5.18	eur	4.80	eur
2005	4.80	eur	4.12	eur

	Latibex
QUARTER	HIGH		LOW
2004
Fourth Quarter	5.18	eur	4.80	eur
2005
First Quarter	4.80	eur	4.12	eur

On March 27, 1998 the TV Azteca shareholders approved a split of 4 per 1 shares of TV Azteca. The split was declared effective on April 22, 1998. As a result of the split, each ADR currently represents 16 CPOs; each CPO continues to represent a Share A, a Share D-A, and a Share D-L.

In the ordinary and extraordinary annual shareholders’ assembly of TV Azteca held on March 27, 1998, the TV Azteca shareholders approved the creation of a reserve fund in their shareholders’ equity in the amount of Ps.$870 million (nominal) for the buyback of their shares, in accordance with the rules established by the CNBV. TV Azteca may purchase its CPOs on the BMV and its ADRs on the New York Stock Exchange at prevailing prices up to the amount of this reserve account. Any shares bought back in this manner will not be considered outstanding for the purposes of estimating any quorum or voting in a shareholders’ meeting during the period in which those shares are owned by TV Azteca. As of May 31, 2005 approximately 23’355,300 million CPOs had been bought back since TV Azteca began the buybacks in April 1998.

On June 1, 2005, TV Azteca held an extraordinary general shareholders’ meeting in which, among other things, shareholders agreed: (i) to end the ADR program it maintains in the United States, listed on the New York Stock Exchange (NYSE); and (ii) the Stock Escrow Trust dated August 15, 1997, executed between TV Azteca, The Bank of New York (“BONY”), and the owners of the corresponding ADRs. (See “The Company – Recent Events – Agreements reached by the Extraordinary General Shareholders’ Meeting held on June 1, 2005 – End of the ADR program in the US”.)

Transactions on the BMV

The BMV, which was created in 1894, stopped trading at the beginning of 1900 and has operated continuously since 1907 and is located in the Mexico City and is the only stock exchange in Mexico.

The BMV is incorporated as a company whose shares are held by 30 stock exchanges with registered licenses. These firms are exclusively authorized to trade on the BMV through a system of electronic transactions implemented by the BMV and CNBV. Transactions of stock registered in Subsection “A” of the RNV, is carried out on the BMV every business day between 8:30 a.m. and 3:00 p.m., Mexico City time. The amount of the transaction lots are 1,000 shares. The stock companies are allowed to operate in odd lots only through a parallel computerized odd lot operation/transaction system.

The BMV publishes a list of daily official prices which includes price information on each registered stock. For most issuers, the BMV operates a system of immediate suspension of transactions with the shares of a specific issuer as a means to control excessive price volatility. In accordance with the BMV rules, trading of a certain stock can be suspended due: (i) important events that affect the price of that stock; (ii) extraordinary fluctuations in the price of that stock; (iii) unusual behavior of that stock; and (iv) events that affect the stocks registered in the international listing system of BMV.

A list of prices is established daily, with top and bottom limits generally 15% above and below the reference price, which is initially the opening price of the day. If during the day a demand or offer is accepted at a price outside that list or band (an extraordinary price fluctuation) the transaction of the shares is automatically suspended and BMV proceeds immediately to verify if there is information on the market that explains the fluctuation in prices and requires that the corresponding issuer or agent report immediately to the BMV if the aforementioned are aware of the cause of the price fluctuation. When the operation is resumed, the high point of the previous list or band becomes the new reference price in the event of a rise in the price of a stock and the low point of the previous list or band becomes the new price of reference in the event of a fall in a price of a stock. Current suspension periods upon closing of trading are not carried over to the following day of operation.

Notwithstanding the aforementioned, in accordance with the rules of BMV, the CPOs are not subject to this system of suspension since they are also exchanged outside Mexico in the form of ADRs.

Liquidation occurs two days after the trades occur, even if they are made with mutual consent, without the approval of the CNBV. The majority of the shares exchanged on the BMV are deposited with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, a central stock depositary owned by Mexican financial agents that serves as a compensation chamber, a depositary institution for the custody, liquidation, transfer and registry of BMV transactions, which eliminates the need for the physical transfer and exchange of the securities.

As of December 31, 2004, 151 Mexican companies, excluding investment companies had registered capital on the BMV. In accordance with the BMV, during 2004, the ten issuers of capital which were exchanged most actively on the BMV represented approximately 35% of the Index of Prices and Quotations (Índice de Precios y Cotizaciones) (which is based on the price of shares of the 35 main Mexican issuers). Although there is substantial participation by the public in trading on the BMV, a great part of that activity reflects transactions performed by institutional investors. There is no secondary stock exchange in Mexico, instead, the stock exchanges registered on the BMV also may, subject to some requirements, be made outside the BMV. However, due to Mexican tax considerations related to capital profits, the majority of registered Mexican stock exchanges are made on the BMV.

The BMV is the second largest exchange market of Latin America in terms of market capitalization, but it remains relatively small and without liquidity compared with the main markets of the world and is subject to significant volatility. During 1994, for example, the Index of Prices and Quotations experienced decreases in one day (pesos) of approximately of 6% and 15% respectively, after the events which occurred in the State of Chiapas in the south of Mexico and the assassination of Mr. Luis Donaldo Colosio Murrieta, the presidential candidate for the Partido Revolucionario Institucional. In addition, after the devaluation of the peso in December 1994, the Index of Prices and Quotations decreased (in pesos) approximately 36% from December 20, 1994 to February 27, 1995, and on several occasions in 1995, the Index of Prices and Quotations decreased more than 5% (in pesos) in one day.

The value of the Mexican companies’ stock exchange is in several ways affected by economic and market conditions in other developing countries. In spite of the fact that economic conditions in those countries may differ significantly from the economic conditions in Mexico, their reactions to investors in events in any of those countries may have an adverse effect on the market value of Mexican companies’ securities. The market value of the stock of many Mexican companies decreased severely in 1998. This decrease was reflected in a reduction of 24.3% of the Index of Prices and Quotations (in pesos) from January 1, 1998 to December 31, 1998 and was initially the result of decreases in the Hong Kong exchange market and persisted as a consequence of the economic crisis in Asia, Russia and Brazil. The market value of the stock of many Mexican companies increased in 1999 as a result of an increased demand for Mexican company stock and the general stability of the Mexican economy. This increase was reflected in an 86% increase in the Index of Prices and Quotations (in pesos) from January 4, 1999 until December 31, 1999. We cannot guarantee that the market value of CPOs of TV Azteca will not be adversely affected by events that occur in other places, especially in developing countries. In the year 2000, there were presidential elections in Mexico. Historically, this kind of event has resulted in national and international investors reducing their risk and selling their Mexican company shares as a result. After the elections in Mexico the Index of Prices and Quotations decreased 20.73%. In addition, the volume of exchanges decreased 0.59% compared with 1999. The war in Iraq precipitated a decrease of 27.72% in the Index of Prices and Quotations in the period between April 4 and August 5 of 2002. However, the BMV recovered from the impact of these events so that by May 31, 2005, the Index of Prices and Quotations had recovered 134.25% from its August 5, 2002 low level.

On April 1st, 1998, the TV Azteca CPOs were listed on the Index of Prices and Quotations as one of the most important 35 company shares exchanged on the BMV.

Transactions on the Latibex Market

On November 11, 2004, TV Azteca formally requested its incorporation into the Latibex Market of Spain, and its stock began to list on November 16 under the exchange code XTZA.

Latibex, the only international market dedicated to Latin American stock, was created in 1999 and is regulated by the Spanish Exchange Market Law. This market represents an ideal way to efficiently funnel European investments to Latin America, since it allows European investors to buy and sell the main Latin American companies through one market with one only operating system of contracting and liquidation under one currency: the Euro.

The CPOs of TV Azteca are listed on Latibex and grouped in contracting units of 10 securities under the exchange code XTZA, with full ownership rights, but without voting rights for non-Mexican investors.

Bancoval, a Spanish institution specialized in services for financial organizations, will serve as the link between the two markets (entidad de enlace) and Grupo Bursátil Mexicano, S.A. de C.V. Casa de Bolsa (“GBM”) shall serve as a custodian in the country of origin of the securities.

c) Quantitative and Qualitative Disclosures about Market Risk

TV Azteca is exposed to the exchange market risk of interest rates and foreign currency exchange rates. From time to time, TV Azteca determines its risk and monitors the opportunities to manage these risks. In the past, TV Azteca had held instruments sensitive to risk for purposes of investment although there were no such instruments as of December 31, 2004. See Footnote 4 of the Consolidated Financial Statements. TV Azteca did not have any derived or coverage transactions during 2004.

Interest Rate Risk

Interest rate risk exists mainly with respect to the consolidated debt of TV Azteca that accrues interest at floating rates. As of December 31, 2004, TV Azteca had a principal amount of approximately US$552 million of unpaid consolidated debt, of which approximately 32.50% accrues interest at fixed interest rates and approximately 67.50% accrues interest at variable interest rates. The interest rate on debt at variable rates of TV Azteca is determined by references to the London interbank offer rate (“LIBOR”) and the TIIE monthly interest rate which is determined by the Banco de México and published in the official gazette of the Federation of Mexico.

An unfavorable change of 100 base points in the average interest rate applicable to liabilities at a floating rate as of December 31, 2004 would have increased TV Azteca interest expenses for the financial year ending on December 31, 2004 by approximately Ps.$42 million (US$3.7 million) or 0.68%.

Approximately 32% of the TV Azteca loans accrue interest at a fixed rate and approximately 35% of those loans are in US dollars. As of December 31, 2004, 28% of our loans in US dollars had fixed interest rates and 7% had variable interest rates. 4% of our loans in pesos have fixed interest rates and 61% have variable interest rates. During 2003 and 2004, TV Azteca has not used any derivative instrument to cover any interest rate risk.

As of December 31, 2004, TV Azteca had contracted a rate coverage operation consisting of an exchange of different interest rates (swap) connected to the Securities Certificates issued for Ps$2,000 million and to liabilities for Ps $1,406 million contracted with Inbursa and withdrawn in December 2004. Those liabilities were contracted at a variable rate (TIIE plus a fixed additional rate corresponding to each liability).

The swap transaction covers an amount of Ps.$3,378 million from December 13, 2004 until January 8, 2008 (1 period of 29 days and 39 periods of 28 days). The swap was contracted in 2 equal portions, with Merrill Lynch and with Credit Suisse First Boston, US investment banks with a solid reputation.

The effect of the swap on TV Azteca is the net flow of interest payment for the two liabilities mentioned above, at a fixed rate of 9.65%, plus the additional rate instead of the TIIE plus the additional rate.

As May 31, 2005, 5 flow exchanges have been made with Merrill Lynch and Credit Suisse First Boston, which have resulted in savings in the amount of Ps $250 thousand for TV Azteca.

Foreign Currency Risk

The main foreign currency risk of TV Azteca involves changes in the value of peso in relation to the US dollar. A summary of the exposure to net foreign currency of TV Azteca follows below. The assets in US dollars primarily represent accounts receivable and cash investments and the liabilities in US dollars primarily represent the Notes of TV Azteca, the ATC Long term Line of Credit, the bank debt and accounts payable.

	AS OF DECEMBER 31, 2004
	(in millions)
Assets in US dollars	US$	344
Liabilities in US dollars	(US$	233)

Long term net position	US$	111

As of December 31, 2004, the monetary assets in US dollars exceeded the monetary liabilities in US dollars; therefore, an unfavorable devaluation of the Peso in relation with the dollar would not affect the cost of global financing of TV Azteca.

In 2004, with respect to the exposure to the exchange rate type, TV Azteca had adopted a policy of using derivative instruments to cover a part of the cash flow corresponding to the payment of interest and principal within the following 12 months. This coverage is carried out through purchase collar instruments and dollar futures. The collar instruments may be at a zero cost or require the payment of a premium in accordance with the needs of the company and are designed to limit the exchange rate effect of a devaluation of the peso. The derivative instruments are contracted on the “Mexder” the Mexican Market of Derivative instruments, (Mercado Mexicano de Derivados) or on the Chicago Mercantile Exchange, and require a margin deposit, or with investment banks that do not require a margin.

At the beginning of 2004 the coverage of the debt service of TV Azteca (interest and amortization of principal) was planned for an amount of US$ 81.9 million, until December 31. Since the payment dates are distributed throughout the year the total amount was not covered in one transaction, but in multiple transactions, in accordance with futures and collars market conditions. At the highest point an amount of US$ 56.9 million in these instruments was contracted.

During 2004, the net result of coverage operations with derivative instruments was a profit of US$ 21 mil, which is favorably compared against the US$ 974 billion spent on premiums in 2003.

As of May 31, 2005, there is no coverage of liabilities in dollars, mainly because in December 2004, US$ 300 million in bonds were prepaid (due in February 2007), and were replaced with the Stock exchange certificates and Inburse Credit (“Crédito Inbursa”) in pesos.

Payments in US dollars made with respect to normal operating expenses such as broadcasting rights of foreign films and purchases of equipment and supplies, are compensated by the direct purchase of US dollars, which are held in the treasury and the accounts receivable in US dollars of TV Azteca.

Share Sales Option

In October 2002, TV Azteca purchased a sales option of a non-related Mexican bank institution in accordance with which that bank institution agreed to purchase 6,500,000 shares of Grupo Elektra (BMV: ELEKTRA*) to TV Azteca at an exercised price of Ps.$36.82 per share subject to certain adjustments. TV Azteca paid a premium of Ps.$25.1 million (US$2.2 million) on February 26, 2003. The sales option expired upon the close of operations on October 25, 2003.

Share Purchase Option

In October 2003, TV Azteca sold a purchase option to a non-related bank institution in accordance with which TV Azteca agreed to sell up to 6,473,359 shares of Grupo Elektra (BMV: ELEKTRA*). TV Azteca received a premium for US$1 million for this transaction. On December 29, 2003 the option was exercised and paid completely.

VI. RESPONSIBLE PERSONS

TV Azteca, S.A. de C.V.

The undersigned hereby state under oath that within the scope of our respective duties, we prepared the information related to the issuer contained in this annual report, which to the best of our knowledge reasonably reflects their position. In addition, we hereby state that we are not aware of any relevant information that has been omitted or falsified in this annual report or that the report contains information that may otherwise erroneously induce investors.

Mario San Román Flores Chief Executive Officer	Carlos Hesles Flores Chief Administrative and Financial Officer	Francisco X. Borrego Hinojosa Linage Chief Legal Officer

Salles, Sáinz-Grant Thornton, S.C.

In accordance with article 33, section b) item 1.2 of the General Provisions and exclusively for the purposes of information related to the financial statements audited in accordance with number 3.a of section I of the aforementioned article, as well as any other financial information that is included in this annual report whose source comes from the aforementioned audited financial statements:

“The undersigned states under oath that the consolidated financial statements of TV Azteca and subsidiary companies as of December 31, 2004, which are contained in this annual report were audited in accordance with the generally accepted auditing standards of Mexico. In addition, the undersigned states that within the scope of our work to audit the aforementioned financial statements, we hereby state that we are not aware of any relevant financial information, for the aforementioned year, which has been omitted or falsified in this annual report or that the report contains information that may otherwise erroneously induce investors.”

C.P.A. José Franco Minero

VII. APPENDIXES

a) Audited Financial Statements and Statutory Auditor’s Report

Consolidated financial statements, and independent auditor’s Opinion

TV Azteca, S. A. de C. V. and Subsidiary Companies

(Subsidiary of Azteca Holdings, S. A. de C. V.)

December 31, 2004 and 2003

(Translation of the independent auditor’s Opinion and the financial statements originally issued in Spanish)

TV Azteca, S. A. de C. V. and Subsidiary Companies

(Subsidiary of Azteca Holdings, S. A. de C. V.)

Consolidated financial statements

December 31, 2004 y 2003

1

Independent auditor’s opinion

(Translation of the independent auditor’s opinion originally issued in Spanish)

(See note 1 to the consolidated financial statements)

To the Stockholders of:

TV Azteca, S. A. de C. V. and subsidiary Companies

(Subsidiary of Azteca Holdings, S. A. de C. V.):

We have audited the consolidated balance sheet of TV Azteca, S. A. de C. V. as of December 31, 2004, and the related consolidated income statements, changes in stockholders’ investment, and changes in financial position for the year then ended. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the year ended December 31, 2003 which are presented only for comparative purposes, were audited by other public accountants who issued their unqualified opinion dated March 31, 2004, and included the following emphasis paragraphs:

a.	“As discussed in Note 8 to the consolidated financial statements, at the extraordinary stockholders’ meeting held on December 19, 2003, the Company’s stockholders agreed to spin-off the investment in shares of Unefon, S. A. de C. V. and Cosmofrecuencias, S. A. de C. V., associated companies, and part of the stockholders’ equity to create a new spun-off company named Unefon Holdings, S. A. de C. V., a related party, with the effects discussed in that Note.

b.	In addition, as discussed in Note 8 to the consolidated financial statements, the company is in the process of being investigated by the Securities and Exchange Commission of the United States for potential violations of the Law and certain rules of the Securities Market of the United States, with respect to the disclosure of the debt that Unefon, S. A. de C.V., an associated company, had with its technological supplier and the payment of that debt through Codisco Investment, LLC, a company where Mr. Ricardo Salinas Pliego, the main shareholder and chairman of the Board of Directors of TV Azteca, S. A. de C. V., indirectly had a participation of 50%. As of March 31, 2004, issue date of the consolidated financial statements, the investigation continues in progress. Consequently, Company Management is not able to determine the impact, if any, that the investigation could have on the Company’s financial statements, their principal officers, and their Board of Directors. The consolidated financial statements do not include any adjustment that could be required as a result of this investigation.”

We conducted our audit in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, and prepared in accordance with accounting principles generally accepted in

2

Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in note 18 to the consolidated financial statements, the Securities and Exchange Commission of the United States and certain minority stockholders filed a class action against the Company, its Holding Company, and some of their officers, derived from potential violations of the Law and certain rules of the Securities Market of the United States, with respect to the transactions referred to in such note. In addition, the National Banking and Securities Commission has recently started an administrative-law proceeding against the Company for possible disclosure violations of the Securities Market Law in Mexico, with respect to the same transactions. Insofar as this class action and administrative-law proceedings are in their initial stage, Company Management is not able to determine the impact, if any, that these proceedings could have on the financial statements of the Company, their principal officers, and their Board of Directors. The consolidated financial statements do not include any adjustment that could be required as a result of the outcome of the matter discussed above.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.) as of December 31, 2004 and the results of their operations, changes in stockholders’ investment, and changes in financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

SALLES, SAINZ – GRANT THORNTON, S.C.
C.P.C. Jose Franco Minero

Mexico City, Mexico

February 09, 2005

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	3

Translation of financial statements originally issued in Spanish

Consolidated balance sheets

As of December 31, 2004 and 2003

(Amounts stated in thousands of pesos of purchasing power of December 31, 2004)

	2004	2003
ASSETS
CURRENT LIABILITIES:
Cash and cash equivalents (Note 4c and 13)	$752,223	$2,610,062
Accounts receivable (Note 7)	5,270,971	6,018,792
Related parties (Note 12)	338,599	657,494
Performance rights (Note 4f)	341,969	462,646
Inventories	63,216	70,723

Total current assets	6,766,978	9,819,717

Receivable from Unefon, S. A. de C. V. (Unefon), related party (Note 12)	1,675,364	1,891,776
Prepayments to Papas Telecasting Companies, through Azteca America (Note 10)	1,438,285	1,526,417
Performance rights (Note 4f)	825,693	1,254,222
Real property and equipment, net (Notes 4h and 8)	2,145,457	2,298,043
Television Concessions, net (Note 4k)	4,158,554	4,051,447
Other assets (Note 10)	750,724	538,026
Investment in stock (Note 9)	409,369	402,492
Goodwill, net (Notes 4m and 9)	583,482	622,052
Deferred tax receivable (Notes 4p and 17)	35,671	—

Total assets	$18,789,577	$22,404,192

LIABILITIES AND SHAREHOLDERS’ INVESTMENT
CURRENT LIABILITIES:
Current portion of bank loans, unsecured notes, and long-term stock exchange and trust certificates (Note 13)	$1,278,493	$2,295,985
Performance rights (Note 4f)	237,075	500,658
Accounts payable and accrued expenses.	1,164,805	1,133,869
Related parties (Note 12)	76,960	28,940

Total current liabilities	2,757,333	3,959,452

LONG-TERM FINANCIAL DEBT:
Long-term bank loans, unsecured notes, and trust certificates (Note 13)	1,788,889	4,195,721
Long-term stock exchange certificates (Note 13)	1,800,000	—

Total long-term financing debt	3,588,889	4,195,721

OTHER LONG-TERM DEBTS
Performance rights (Note 4f)	53,059	125,834
Advances from advertisers (Note 4o)	5,040,701	5,157,713
Advances from advertisers received from Unefon, related party (Note 12)	2,011,559	2,183,152
Advertising advances, programming, and Todito.com services, Associated Company (Note 12)	57,866	336,344
Loans from American tower Corporation (ATC) due 2019 (Note 13)	1,348,980	1,414,861
Deferred taxes payable (Note 17)	—	193,598

Total other long-term debt	8,512,165	9,411,502

SHAREHOLDERS’ INVESTMENT (Note 15):
Capital stock	1,030,366	1,426,282
Premium on stock issued	10,806	176,677
Legal reserve	323,921	241,032
Reserve for stock repurchases	2,812,718	1,450,440
Retained earnings	1,599,139	3,226,722
Insufficiency in restatement of capital	(1,845,760)	(1,683,636)

Total shareholders’ investment	3,931,190	4,837,517

Total liabilities and shareholders' investment	$18,789,577	$22,404,192

The accompanying twenty-two notes are an integral part of these consolidated financial statements.

TV Azteca, S. A. de C. V. y Compañías Subsidiarias (Subsidiary de Azteca Holdings, S. A. de C. V.)	4

Translation of financial statements originally issued in Spanish

Consolidated income statements

For the years ended December 31, 2004 and 2003

(Amounts stated in thousands of pesos of purchasing power of December 31, 2004)

	2004	2003
Net sales	$8,320,189	$7,659,021

Cost of programming, production, and broadcasting	3,472,986	3,002,424
Selling and administrative expenses	1,182,268	1,105,307

Total costs and expenses	4,655,254	4,107,731

Operating income before depreciation and amortization	3,664,935	3,551,290

Depreciation and amortization (Notes 4h and 4m)	401,896	388,613

Operating income	3,263,039	3,162,677

Integral cost of financing:
Interest paid	(765,658)	(806,800)
Other financial expenses	(136,143)	(54,812)
Interest earned	166,637	215,426
Exchange gain (loss), net (Note 5)	3,452	(201,189)
Loss on monetary position (Note 4a)	(89,892)	(32,949)

	(821,604)	(880,324)
Other expenses:
Equity method in subsidiary and associated companies	(101,420)	(50,008)
Donations	(169,320)	(108,090)
Amortizations	(84,337)	—
Miscellaneous expenses (Note 16)	(342,978)	(280,247)

	(698,055)	(438,345)

Income before provision for income tax	1,743,380	1,844,008

Provision for income tax (Note 17)	(198,983)	(184,746)

Net income of the year	$1,544,397	$1,659,262

Minority interest income	$—	$1,491
Majority interest income	1,544,397	1,657,771

	$1,544,397	$1,659,262

Net earnings per common share	$0.169	$0.178

Net earnings per diluted share	$0.143	$0.153

The accompanying twenty-two notes are an integral part of these consolidated financial statements.

TV Azteca, S. A. de C. V. y Compañías Subsidiarias (Subsidiary de Azteca Holdings, S. A. de C. V.)	5

Translation of financial statements originally issued in Spanish

Consolidated statements of changes in shareholders’ investment

For the years ended December 31, 2004 and 2003

(Amounts stated in thousands of pesos of purchasing power of December 31, 2004)

	Number of shares paid (thousands)	Capital stock	Premium on stock issued	Legal reserve	Reserve for stock repurchases	Retained earnings	Insufficiency in the restatement of capital	Majority interest	Minority interest	Total
Balances as of December 31, 2002	9,067,465	$2,996,772	$1,927,883	$189,164	$1,108,013	$2,400,444	$(1,421,957)	$7,200,319	$9,533	$7,209,852
Net income of the year	—	—	—	—	—	1,657,771	—	1,657,771	1,491	1,659,262
Increase to the legal reserve	—	—	—	51,868	—	(51,868)	—	—	—	—
Increase in reserve for repurchase of stock	—	—	—	—	251,542	(251,542)	—	—	—	—
Loss on holding nonmonetary assets	—	—	—	—	—	—	(261,679)	(261,679)	—	(261,679)
Minority interest	—	—	—	—	—	—	—	—	(11,024)	(11,024)

Comprehensive income (loss)	—	—	—	51,868	251,542	1,354,361	(261,679)	1,396,092	(9,533)	1,386,559

Preferred dividends paid	—	—	—	—	—	(38,817)	—	(38,817)	—	(38,817)
Stock options exercised	23,139	3,646	26,677	—	—	—	—	30,323	—	30,323
Sale of treasury stock	79,467	14,068	—	—	90,885	—	—	104,953	—	104,953
Capital reduction	—	(1,516,675)	—	—	—	—	—	(1,516,675)	—	(1,516,675)
Financial instruments (Note 5)	—	—	(104,953)	—	—	—	—	(104,953)	—	(104,953)
Spin-off of investment in associated companies	—	(71,529)	(1,672,930)	—	—	(489,266)	—	(2,233,725)	—	(2,233,725)

Balances as of December 31, 2003	9,170,071	1,426,282	176,677	241,032	1,450,440	3,226,722	(1,683,636)	4,837,517	—	4,837,517
Net income of the year	—	—	—	—	—	1,544,397	—	1,544,397	—	1,544,397
Increase to the legal reserve	—	—	—	82,889	—	(82,889)	—	—	—	—
Increase in reserve for repurchase of stock	—	—	—	—	1,953,900	(1,953,900)	—	—	—	—
Loss on holding nonmonetary assets	—	—	—	—	—	—	(162,124)	(162,124)	—	(162,124)

Comprehensive income (loss)	—	—	—	82,889	1,953,900	(492,392)	(162,124)	1,382,273	—	1,382,273

Preferred dividends paid	—	—	—	—	—	(51,428)	—	(51,428)	—	(51,428)
Stock repurchase	(315,627)	(43,072)	—	—	(591,622)	—	—	(634,694)	—	(634,694)
Stock options exercised	48,725	6,593	54,248	—	—	—	—	60,841	—	60,841
Capital decrease	—	(359,437)	(641,218)	—	—	(1,083,763)	—	(2,084,418)	—	(2,084,418)
Financial instruments (Note 5)	—	—	421,099	—	—	—	—	421,099	—	421,099

Balances as of December 31, 2004	8,903,169	$1,030,366	$10,806	$323,921	$2,812,718	$1,599,139	$(1,845,760)	$3,931,190	$—	$3,931,190

The accompanying twenty-two notes are an integral part of these consolidated financial statements.

TV Azteca, S. A. de C. V. y Compañías Subsidiarias (Subsidiary de Azteca Holdings, S. A. de C. V.)	6

Translation of financial statements originally issued in Spanish

Consolidated statements of changes in financial position

For the years ended December 31, 2004 and 2003

(Amounts stated in thousands of pesos of purchasing power of December 31, 2004)

	2004	2003
Operating activities:
Net income of the year	$1,544,397	$1,659,262

Add (less) - Charges (credits) to income that do not require a cash outlay-
Amortization of goodwill	39,606	41,776
Depreciation	362,290	346,837
Equity method of subsidiaries and associates	101,420	50,008
Deferred taxes	—	166,300
Income from sale of subsidiary	—	(2,513)

	2,047,713	2,261,670

Increase (decrease) in working capital -
Net variation in accounts receivable, inventories, performance rights, related parties, and accounts payable and accrued expenses.	611,930	(558,310)
Advances from advertisers	(117,012)	295,010
Advances from Unefon advertisers	(171,594)	(187,180)
Advances from advertising, programming, and Todito.com services	(278,478)	(215,318)

Cash provided by operating activities	2,092,559	1,595,872

Financing activities:
Bank loans - net	(75,105)	982,149
Unsecured notes - net	(5,021,350)	189,694
Preferred dividends paid	(51,428)	(38,817)
Stock options exercised	60,841	30,323
Stock repurchase	(634,694)	—
Sale of treasury stock	—	104,953
Financial instruments	421,099	(104,953)
Capital decrease	(2,084,418)	(1,516,675)
Spin-off of investment in stock of associated companies	—	(2,233,725)
Issue of structured stock exchange certificates	2,000,000	—
Financing from Banco Inbursa, S. A.	1,406,250	—
Loan collected from a related party	290,112	—

Cash used in financing activities	(3,688,693)	(2,587,051)

Investing activities:
Acquisitions of property, machienry and equipment - net	(184,479)	(180,766)
Spin-off of investment in stock of associated companies	—	2,233,726
Reimbursement of premium on stock issued of Todito.com	32,174	35,537
Television concessions	(109,400)	—
Minority interest - net	—	(11,024)

Cash provided by (used in) investing activities	(261,705)	2,077,473

(Decrease) increase in cash and cash equivalents	(1,857,839)	1,086,294

Cash and cash equivalents at beginning of year	2,610,062	1,523,768

Cash and cash equivalents at end of year	$752,223	$2,610,062

The accompanying twenty-two notes are an integral part of these consolidated financial statements.

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	7

Translation of the notes to the consolidated financial statements originally issued in Spanish

Notes to the consolidated financial statements

December 31, 2004 and 2003

(Amounts stated in thousands of pesos of 2004 year-end purchasing power and thousands of US dollars,

except values per share)

1 Method of presentation and translation into English:

The accompanying consolidated financial statements were originally issued in Spanish for use in Mexico. They have been translated into English for convenience of users in certain other countries. As indicated in note 4 below, these financial statements have been prepared in accordance with generally accepted accounting principles as promulgated by the Mexican Institute of Public Accountants (IMCP). These accounting principles differ in certain respects from generally accepted accounting principles used in other countries.

2 Description of business:

In July 1993, TV Azteca, S. A. de C. V. (the Company) was acquired by the stockholders in the amount of $2,000,050 (in original values and equivalent to 642,700 US dollars at the date of acquisition), upon prior executive order of the Mexican government for the privatization of certain television stations and their respective assets.

The main business of the Company and its subsidiary companies is to broadcast and produce television programs and sell advertising time.

3 Basis of consolidation:

The consolidated financial statements include the assets, liabilities, and income (loss) of TV Azteca, S. A., de C. V. and those of its subsidiary Companies in which it holds practically 100% of their capital and exercises operating and financial control. All intercompany balances and transactions have been eliminated in consolidation.

The main subsidiary companies are shown below:

Televisión Azteca, S. A. de C. V.

Grupo TV Azteca, S. A. de C. V.

TV Azteca Comercializadora, S. A. de C. V.

Red Azteca Internacional, S. A. de C. V.

Producciones Exclusivas, S. A. de C. V.

Servicios Especializados TAZ, S. A. de C. V.

Producciones Especializadas, S. A. de C. V.

Corporación de Asesoría Técnica y de Producción, S. A. de C. V.

Operadora Mexicana de Televisión, S. A. de C. V.

Inversora Mexicana de Producción, S. A. de C. V.

Servicios Aéreos Noticiosos, S. A. de C. V.

SCI de México, S. A. de C. V.

Servicios Locales de Producción, S. A. de C. V.

Servicios Foráneos de Administración, S. A. de C. V.

Lasimex, S. A. de C. V.

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	8

Solidcargo, S. A. de C. V.

Estudios Azteca, S. A. de C. V.

Azteca International Corporation (Foreign resident subsidiary)

KAZA Azteca America, Inc. (Foreign resident subsidiary)

In order to enhance and make its operation more efficient, various companies were acquired during the year that are included in the consolidated financial statements. The assets, liabilities, and income (loss) of the subsidiary companies are included in or excluded from consolidation as of the date on which those companies are acquired or up to the date on which the formal plan of their sale was approved.

The balances of foreign resident subsidiaries included in consolidation are determined in accordance with the provisions of Bulletin B-15, issued by the Accounting Principles Board of the Mexican Institute of Public Accountants (IMCP).

4 Significant accounting policies:

The significant accounting policies used in preparing the consolidated financial statements, which are in accordance with accounting principles generally accepted in Mexico, are summarized below:

a) Recognition of the impact of inflation-

The consolidated financial statements recognize the impact of inflation on the financial information, in accordance with the regulatory provisions of Bulletin B-10 and its Amendments described below. Accordingly, the amounts of the financial statements and their notes are presented at pesos of purchasing power of 2004 year-end. The restatement of stockholders’ investment was distributed among the various captions comprising it.

Restatement of stockholders’ investment:

This restatement was determined by applying the National Consumer Price Index (NCPI), and represents the amount necessary to restate stockholders’ contributions, premium on stock issued, retained earnings, and the reserve for stock repurchases to pesos equivalent to year-end pesos of the last year reported.

Property and equipment of domestic origin, television concessions, performance rights of domestic origin, inventories, and other nonmonetary assets and liabilities:

These captions are originally recorded at their acquisition cost, and subsequently restated by applying factors derived from the NCPI, issued by the Central Bank of Mexico.

Performance rights and equipment of foreign origin:

These rights and equipment are originally recorded at their acquisition cost, and subsequently restated based on the devaluation of the peso against foreign currencies (mainly of the United States and Japan), and by applying the inflation factor of the country of origin.

Restatement of income of the year:

Each one of the items comprising the statement of operations was restated by using factors derived from the NCPI, in order to state them at pesos of purchasing power of December 31, 2004.

Gain or loss on monetary position:

This represents the gain or loss on inflation on the net of monetary assets and liabilities, and included in the integral cost of financing.

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	9

Insufficiency in restatement of capital:

The gain or loss on holding nonmonetary assets, which are not restated by applying factors derived from the NCPI, are included in stockholders’ investment under this caption.

The NCPI used to recognize the impact of inflation on the accompanying financial statements was 112.550 and 106.996 as of December 31, 2004 and 2003, respectively.

b) Foreign currency transactions-

Foreign currency transactions are recorded at their current exchange rates on the date they are carried out. Assets and liabilities denominated in those currencies are stated in local currency at the current exchange rates at the balance sheet date. Differences derived from foreign exchange rate fluctuations between the dates on which transactions are carried out and their liquidation or valuation at fiscal year-end are included in income and presented in the caption of integral cost of financing.

c) Cash and cash equivalents-

Cash and marketable securities are recorded at their market value. The Company considers all short-term investments as marketable securities.

d) Financial instruments-

Investments in derivative financial instruments are recognized in the balance sheet as assets and liabilities stated at their market value. Realized and unrealized gains or losses on those investments are recognize based on market value existing at the date of the sale or at fiscal year-end (see note 6).

e) Barter transactions-

Barter operations represent transactions that do not imply any cash flow in which the Company sells advertising time to third or related parties, in exchange for certain assets or services. These transactions are originally recorded at the market value of the assets or services stipulated in barter contracts within the balance sheet caption of receivables from advertisers. In the years ended December 31, 2004 and 2003, net income derived from barter transactions amounted to $340,328 and $316,126, respectively.

f) Performance rights-

Performance rights represent the right acquired for broadcasting programs and events under license agreements, as well as the cost of the internal productions. Performance rights and obligations are originally recorded as an asset and liability at their acquisition cost when agreements are signed and the material is available. The cost of performance rights is amortized as programs and events are broadcasted.

As of December 31, 2004 and 2003, the provision for performance rights that will not be used prior to their expiration and was reduced from the balance thereof, amounts to $407,571 and $235,296, respectively.

As of December 31, 2004 and 2003, performance rights include internal productions in the amount of $393,983 and $374,917, respectively. Performance rights of internal productions are amortized as of when they are broadcasted for the first time, except in the case of soap operas, of which 70% are amortized as broadcasted in Mexico, 20% as broadcasted in the United States or over a maximum six-year term, and the remaining 10% as sold in other countries.

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	10

Effective January 1, 2003, the amortization period of 20% of the costs of soap operas earmarked toward the US market is six years, instead of four years as previously used. The new amortization period reflects the experience and future plans of the Company on US markets.

The effect of this change resulted in a decrease amounting to $38,578 ($36,675 at original value) in production costs for the year ended December 31, 2003.

g) Inventories and costs-

Inventories of merchandise and materials are originally valued at their acquisition cost under the average costs method. The same method is used to make charges to costs and expenses, and they are restated by applying factors derived from the NCPI. The values of these inventories do not exceed their market value.

h) Property and equipment-

Up to December 31, 1996, property and equipment were stated at their net replacement value, determined based on appraisals performed by independent experts authorized by the National Banking and Securities Commission. Effective January 1, 1997, the values of assets of domestic origin acquired up to December 31, 1996, as well as those acquired subsequently are restated by applying factors derived from the NCPI to both net replacement value and acquisition cost. Moreover, assets of foreign origin acquired up to December 31, 1996, as well as those acquired subsequently are restated based on the devaluation of the peso against the foreign currency, and by applying inflation factors of the country of origin.

Depreciation is calculated by using the straight-line method, based on the useful lives of assets, by applying the following rates:

- Buildings	5%
- Operating equipment	5% and 16%
- Furniture and office equipment	10%
- Transportation equipment	20%
- Other fixed assets	25%

i) Investments in subsidiary and associated companies-

Investments in unconsolidated subsidiary and associated companies are recorded by using the equity method, and presented in the balance sheet in the caption of investment in stock. (See note 9).

j) Intangible assets-

Intangible assets relative to deferred costs applicable to the issue of unsecured notes and stock exchange certificates, and deferred charges are recognized at cost when acquired, and restated by using the NCPI. Restated net values as of December 31, 2004 and 2003 do not exceed their recovery value or value in use.

In accordance with the new Bulletin C-8 “Intangible Assets”, intangible assets acquired as well as costs incurred in the development of intangible assets are capitalized when the associated future economic benefits are identified and there is evidence of control over such assets. Expenditures that do not meet these requirements are charged to income of the period they are incurred.

Intangible assets with a defined life are amortized over the period in which future economic benefits are expected to be obtained, by using the straight-line method.

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	11

Intangible assets with an undefined life are not amortized due to the impossibility of defining the termination of future economic benefits accurately. Those assets are subject to an annual evaluation for possible impairment or before if merited by circumstances.

k) Television concessions-

The value of television concessions, which are for exclusive use by the Company, was determined based on the excess of the purchase price paid for the Company’s assets over their book value at the date of privatization.

As a result of the analyses performed, the Company, in conformity with Bulletin C-8, determined that television concessions qualify as intangible assets with an undefined life period; therefore, effective January 1, 2002, the amortization of those concessions was suspended.

In complying with the provisions set forth in the Mexican Federal Radio and Television Law and through the Ministry of Communications and Transportation (SCT), on August 25, 2004, all television concessions were extended through certificates of concession renewal for transmission of frequencies, which expire on December 31, 2021.

These certificates of renewal set forth the obligation of implementing terrestrial digital technology at television stations in an equal number to analogical stations, in conformity with the standards and policies set forth by the SCT, and in the period, terms and conditions set forth in those certificates of renewal, as part of the transition process of analogous transmissions to those of high definition. That period expires on December 31, 2021.

l) Evaluation of impairment of long-lived assets-

Effective 2003, long-lived assets are evaluated in accordance with the guidelines set forth in Bulletin C-15 “Impairment of the value of long-lived assets and their disposal”, issued by the Instituto Mexicano de Contadores Publicos (IMCP), which sets forth, among other things, new rules for the calculation and recognition of impairment losses on these assets and their reversal, in the value of long-lived assets in use, tangible and intangible assets, including goodwill. As of December 31, 2004, the Company shows no indications of impairment as set forth in Bulletin C-15.

m) Goodwill-

The excess of acquisition cost over the book value of subsidiaries acquired is amortized by using the straight-line method over a twenty-year period, and is restated by applying factors derived from the NCPI to historical value.

n) Labor benefits-

Seniority premiums that employees are eligible to receive upon terminating the employer/employee relationship after seven years of service are recognized as a cost during the years of service of personnel. The obligation relative to this liability is determined based on actuarial calculations, in conformity with Bulletin D-3 “Labor Obligations” issued by the IMCP. (see note 14).

Indemnification payments to personnel who retire under certain circumstances are recognized in income when made. Moreover, no formal or informal plan has been established to pay indemnifications to personnel in the event of a voluntary retirement.

o) Advances from advertisers-

The Company essentially handles two types of advertising advance contracts with its customers. The Plan Azteca (Aztec Plan) generally requires payment in full within four months following the date on which the contract is signed. The Plan Mexicano (Mexican Plan) permits customers to make payments in installments, which are generally supported by notes over the period advertising is broadcasted.

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	12

The Company records cash or other assets received and the balance due from customers, as well as the obligation to provide advertising under either of the two types of contracts referred to above, when those contracts are signed. Advertising advances are credited to net sales when the advertising contracted is broadcasted. Those obligations are considered nonmonetary liabilities, and are restated by applying factors derived from the NCPI.

p) Income tax and employee profit sharing, prepaid or deferred -

Provisions for income tax and employee profit sharing are recorded in income of the year they are due. Moreover, deferred income tax due to temporary differences resulting from comparing book and tax values of assets and liabilities, including the benefit of tax loss carryforwards, are recorded in income of the year they are due. A deferred tax asset is recorded only when there is a high likelihood that it can be recovered. Deferred employee profit sharing due to temporary differences between book and taxable income is recognized only when it can be reasonably presumed that they are going to generate a liability or benefit, and there is no indication that this situation is going to change in such a way that the liabilities or benefits do not materialize.

Asset tax expected to be recovered is recorded as a prepayment on income tax, and is presented in the balance sheet by reducing the deferred income tax liability or, if applicable, increasing the deferred income tax liability.

q) Employee stock option plan (ESOP)-

Options granted to employees are recorded with an appropriation to capital stock at the time the options are exercised and are computed at their assigned value.

r) Comprehensive income (loss)-

Comprehensive income (loss) is represented by net income (loss) of the year, net of the effects of the gain or loss on holding nonmonetary assets.

s) Net sales-

Revenues on advertising contracts are recognized as the advertising contracted is broadcasted. Net sales consist of revenues obtained from advertisers less sales commissions. In the years ended December 31, 2004 and 2003, sales commissions amounted to $553,527 and $486,177, respectively.

t) Income from unsold advertising time-

The Company recurrently markets unsold advertising time to “infomercials” producers, shared risk advertisers, and through integrated advertising. Infomercials are charged at a fee contracted for the time that the advertisement lasts. For shared risk advertisements, a percentage is received of gross sales of the products offered during the period of time negotiated after the advertisement is broadcasted. Integrated advertising income applies to the presentation and use of products during the broadcasting of internal programming. Income for these items accounted for 20% and 21% of net sales as of December 31, 2004 and 2003, respectively.

u) Allowance for doubtful accounts-

The recoverability of receivables from advertisers and other receivables is evaluated periodically. When these accounts are determined to be unrecoverable, the pertinent allowance balance of advertisers is applied to net sales and the allowance of other receivables is applied to other expenses.

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	13

v) Use of estimates-

In preparing the financial statements, various estimates and assumptions have been used related to the presentation of assets and liabilities, and disclosure of contingent assets and liabilities, such as the depreciation of property and equipment, allowance for doubtful accounts, provision for seniority premiums, and the allowance for the write-off of performance rights, in order to present its financial information in accordance with accounting principles generally accepted in Mexico. Actual income (losses) can differ from these estimates and assumptions.

w) Net earnings per share of majority stockholders-

Net earnings per share of majority stockholders is calculated based on the weighted average of shares outstanding during the years ended December 31, 2004 and 2003 (see note 15). The weighted average of shares during the years ended December 31, 2004 and 2003 was 9.006 billion and 9.125 billion, respectively.

Based on the foregoing information, net earnings per share amounts to:

	2004	2003
Net earnings per common share	$0.1688	$0.1780
Net earnings per diluted share	$0.1428	$0.1534
Net earnings per preferential share	$0.1715	$0.1858

x) Reserve for stock repurchases-

In accodance with the Securities Market Law in México, this capital reserve was created by separating capital accounts to strengthen the supply and demand of its shares on the Securities Market. Shares acquired and temporarily withdrawn from the market are considered as treasury shares that are presented as a capital stock decrease.

5 The Company’s foreign currency position:

As of December 31, 2004, 2003, and February 9, 2005, date of the external auditors’ report, the US dollar exchange rates were $11.1495, $11.2320, and $11.1919, respectively.

As of December 31, 2004 and 2003, the Company has US dollar denominated monetary assets and liabilities as follows:

	2004	2003
Assets	343,568	510,347
Liabilities	(232,489)	(727,161)

Long (short) net position	111,079	(216,814)

As of December 31, 2004 and 2003, the Company had not contracted hedging instruments against foreign exchange risks. As of February 9, 2005, the unaudited foreign currency position is similar to the position as of December 31, 2004.

6 Financial instruments trading:

a) Marketable securities-

During 2002, the Company acquired Common Certificates of Investment (CPOs) of Grupo Elektra, S. A. de C. V. (Grupo Elektra), a related party, in a total amount of $295,988 (original). In October 2002, the Company

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	14

entered into a put option contract relative to the CPOs of Grupo Elektra, which expired without being exercised. In accordance with the put option contract, the Company paid a premium equivalent to 10.5% of the total of the put valued at its exercise price. Moreover, in October 2003, the Company entered into call option contract relative to these CPOs, and received a 4.75% premium of the total option valued at its exercise price, which was exercised in December 2003 and not subsequently renewed. For the year ended December 31, 2003, the Company recognized a gain within the integral cost of financing in the amount of $20,984 to recognize the fluctuation in the market value of this investment. As of December 31, 2003, the Company totally divested in this instrument.

b) Financial instruments-

In January 2002 and April and May 2003, the Company contracted monthly certificates of deposit with a return rate determined based on the market value of the Company’s CPOs. These certificates have been renewed periodically by the Company, and were recorded in stockholders’ investment. In the years ended December 31, 2004 and 2003, the Company recognized a (loss) gain in the premium on subscribed for stock in the amount of $58,610) and $228,473, respectively, as a result of the fluctuation of the reference market value of that investment. As of December 31, 2003, the balance of this investment amounted to $485,747. This investment was liquidated in 2004.

7 Accounts receivable:

	2004	2003
Advertisers	$4,873,906	$5,088,312
Receivable from Unefon (see note 12)	167,567	272,651
Taxes recoverable	61,002	187,445
Prepaid expenses	48,278	71,986
Other receivables	166,809	473,140

	5,317,562	6,093,534
Allowance for doubtful accounts	(46,591)	(74,742)

	$5,270,971	$6,018,792

Receivables from advertisers include barter transactions in the amounts of $536,989 and $540,752 as of December 31, 2004 and 2003, respectively.

As of December 31, 2004, future flows of advertising sales are secured by the stock exchange certificates issued by the Company (see note 13).

8 Property and equipment:

	2004	2003
Buildings	$1,219,370	$1,227,919
Operating equipment	2,957,842	2,848,089
Furniture and office equipment	247,063	244,864
Transportation equipment	397,050	383,494
Other fixed assets	630,529	590,372

	5,451,854	5,294,738
Accumulated depreciation	(3,840,834)	(3,597,202)

	1,611,020	1,697,536
Land	534,437	596,165
Construction-in-progress	—	4,342

	$2,145,457	$2,298,043

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	15

As of December 31, 2004 and 2003, property and equipment are pledged as collateral of bank loans amounting to $180,322 and $834,626, respectively (see note 13).

9 Investments in stock:

	2004	2003
Investment in subsidiary companies:
Atlético Morelia	$259,939	$155,594
Club Deportivo Veracruz	9,160	—

Investment in associated companies:
Todito.com, S. A. de C. V. - Todito (see note below)	102,871	225,860
Super Espectaculos, S. A. de C. V. (Arena Monterrey)	37,399	21,038
Unefon, S. A. de C. V. (see note below)	—	—
Cosmofrecuencias, S. A. de C. V. (see note below)	—	—

	$409,369	$402,492

Atlético Morelia-

The Company holds 100% of the shares of capital stock of Atletico Morelia, S. A. de C. V. and Promotora de Futbol Morelia, S. A. de C. V., whose income is immaterial in consolidated income. There is no consolidation insofar as no influence or control is exercised in managing and operating those subsidiaries, therefore, the income thereof is recognized by using the equity method.

Todito-

The Board of Directors of the Company met on February 9, 2000, and approved the investment in Todito in the amount of 100,000 US dollars. This investment was made on February 14, 2000, through an advertising, programming, and service contract (see note 12), in exchange for 50% of the capital stock of Todito. The Company has the possibility of exercising significant influence, but not control on the operations of Todito. This investment is valued by using the equity method, and is presented separately in the balance sheet. This transaction generated goodwill in the amount of $594,262. Amortization of this goodwill amounted to $29,813 during the years ended December 31, 2004 and 2003, respectively. As of December 31, 2004 and 2003, the balance of this goodwill amounts to $452,906 and $482, 719, respectively.

In addition, there are other goodwill whose balance as of December 31, 2004 and 2003 amounts to $130,576 and $139,333, respectively.

In May 2003 and December 2004, Todito made prorated reimbursements of its stock issue premium in the amount of $71,075 and $67,568, of which $32,174 and $35,537 were received by the Company and credited to the investment in Todito as of December 31, 2004 and 2003, respectively.

Todito is a company that operates the commercial web page “www.todito.com” that was launched by Dataflux, S. A. de C. V. (currently Universidad CNCI, S. A. de C. V.), a related party, in August 1999. The web page described provides e-business and other services in Mexico, as well as for the Hispanic population in the United States.

Unefon and Cosmofrecuencias-

a. Spin-off of the investment:

On October 16, 2003, the Company’s Board of Directors approved the spin-off of the investment in stock of Unefon and Cosmofrecuencias, and part of the stockholders’ equity to create a new spun-off company named Unefon Holdings, S. A. de C. V. (Unefon Holdings), a related party. That resolution was adopted at the extraordinary stockholders’ meeting held on December 19, 2003, with amounts as of December 31, 2003. The advertising contract with Unefon and the debt Unefon has with the Company remained unchanged.

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	16

Through this spin-off, the Company is totally separated from its investments in telecommunications.

The condensed consolidated information as of December 31, 2003 of the effects of that spin-off in the Company’s financial statements at original values is presented below:

	Before spin-off	Effects of spin-off	Spun-off balances
ASSETS:
Current assets	$9,335,219	$—	$9,335,219
Investments in stock of Unefon	666,568	(666,568)	—
Investments in stock of Cosmofrecuencias	89,010	(89,010)	—
Receivable from Unefon	1,798,437	—	1,798,437
Property, machinery and equipment - net	2,184,659	—	2,184,659
Television concessions - net	3,851,552	—	3,851,552
Investments in stock of Todito	214,716	—	214,716
Prepayments to Pappas Telecasting Companies, through Azteca America	1,451,105	—	1,451,105
Other noncurrent assets	2,463,097	—	2,463,097

Total assets	$22,054,363	$(755,578)	$21,298,785

LIABILITIES AND STOCKHOLDERS’ INVESTMENT:
Short-term liability	$3,764,096	$—	$3,764,096
Long-term liability	12,935,853	—	12,935,853
Stockholders’ investment	5,354,414	(755,578)	4,598,836

Total liabilities and stockholders’ investment	$22,054,363	$(755,578)	$21,298,785

The spin-off had no effect on the Company’s income as of December 31, 2003.

The summary of the effects of this spin-off in original values for the year ended December 31, 2003 is presented below:

	Unefon	Cosmofrecuencias	Total
Balances as of January 31, 2003	$1,825,653	$368,829	$2,194,482
Loss on holding nonmonetary assets of the period	(70,967)	—	(70,967)

Balances before the accumulated recognition of equity in earnings of associated companies	1,754,686	368,829	2,123,515
Recognition of losses of associated companies through the equity method (1)	(1,088,118)	(279,819)	(1,367,937)

Balances as of December 31, 2003	666,568	89,010	755,578
Spin-off of investments in Unefon and Cosmofrecuencias on December 31, 2003	(666,568)	(89,010)	(755,578)

Balance as of December 31, 2003	$—	$—	$—

(1)	For the year ended December 31, 2003, an impairment loss on long-lived assets is included in Unefon and Cosmofrecuencias in the amounts of $579,706 and $206,819, respectively.

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	17

b. Background of the investment:

On May 14, 1999, the Company signed an agreement (stockholders’ agreement) with Ricardo Salinas Pliego and Moises Saba Masri to invest in Unefon (together with all its subsidiaries), a telecommunications company that plans to establish a fixed digital personal communication wireless network nationwide to render local telephony services in Mexico. The stockholders’ agreement sets forth that Unefon should be operated and managed as a joint venture, initially between Ricardo Salinas and Moises Saba. The agreement requires both Ricardo Salinas and Moises Saba to contribute 186,500 US dollars to the capital of Unefon to reach a total capital amounting to 373,000 US dollars. These capital contributions to Unefon concluded on June 15, 1999.

Prior to entering into the stockholders’ agreement, Ricardo Salinas made a contribution approximating 88,600 US dollars to the capital of Unefon, through Corporacion RBS, S. A. de C. V. (CRBS), a company that he owns, in order to give an advance to the Mexican Government for the acquisition of wireless concessions and preoperating expenses. Mr. Salinas covered the balance of his capital contribution obligation with funds of Azteca Holdings, S. A. de C. V. (AH), holding company, in accordance with the stockholders’ agreement. AH obtained funds for this loan partially from the sale of 218 million of the Company’s CPOs held by AH to a group of Mexican private investors. On the other hand, AH obtained the remaining funds through the sale of 44 million of the Company’s CPOs held by AH to Compañia Operadora de Teatros, S. A. de C. V., a company wholly owned by AH.

The Company acquired from Ricardo Salinas the interest in the equity of Unefon at cost (including financial costs) in a total amount of 189,793 US dollars through: i) proceeds from the stock issuance; ii) the use of 35,108 US dollars in cash; and iii) the debt write-offs amounting to 43,067 US dollars payable to the Company from CRBS, a company controlled by Ricardo Salinas.

Unefon started up operations in February 2000.

At the extraordinary meeting held on October 2, 2000, the stockholders of Unefon resolved to decrease the capital stock of Unefon in the amount of $611 million (original). As of December 31, 2001, that decrease had not been realized and is presented in the financial statements of the associated company as a payable to the stockholders that generates interest at an 8% annual rate. With the funds derived from this capital decrease, the stockholders incorporated a new company named Cosmofrecuencias. The Company held 50% and Moises Saba Masri held 50% of Cosmofrecuencias. Toward that end, the Company contributed $368,829 as of December 31, 2001. In June 2002, Cosmofrecuencias capitalized the liability payable to the Company, together with the interest accrued at that date, in an amount equivalent to 50% of the capital stock of Cosmofrecuencias.

The Company’s Board of Directors met on October 19, 2000, and approved the sale of the investment in the stock of Unefon and Cosmofrecuencias. That resolution was ratified at the Ordinary Stockholders’ Meeting held on December 4, 2000. The stock of Cosmofrecuencias on sale would be offered in the first place to the current stockholders of the Company, who would have the right to acquire the stock of Cosmofrecuencias from October 19, 2001 to October 19, 2006. The total exercise price of this put option would approximate 32,000 US dollars.

The granting of rights (the Rights) to acquire the stock of Unefon was subject to obtaining the respective consent of the holders of Company and AH’s unsecured notes. On March 27, 2001, the Company obtained the respective consent, and paid $119,797 to the holders of the Company’s unsecured notes, which were recorded as part of the

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	18

investment in stock of Unefon. The granting of Rights was also subject to obtaining the consent of third parties, including the approval of Nortel Networks Corporation (Nortel), under a certain financing agreement that Nortel maintains with Unefon, and the filing of the registration statement with the Securities and Exchange Commission of the United States on the underlying rights of the shares of Unefon.

Those Rights could not be exercised until December 11, 2002, unless the exercise period were extended by the Company or an event occurred that accelerated that process. In December 2002, the Company’s Board of Directors approved an extension of the exercise date of the Rights up to December 11, 2003. Any Right that was not exercised in the exercise period would expire, and the Company would retain the ownership of the shares with the vested Rights. The Rights could not be exercised prior to December 11, 2003 if the Company’s Board of Directors approved the merger of Unefon, the sale of all or substantially all the assets of Unefon or sale (through an auction or another means) of most of the stock of Unefon, or if any other form is determined to accelerate the exercising of the Rights.

In the case of the investment in Unefon, the Company’s stockholders had the right to acquire these shares up to December 11, 2003. The stockholders further defined that the selling price would be 0.15128 US dollars for each share of Unefon held by the Company, with a total amount of 176,998 US dollars. As of December 31, 2002, the Company had recorded the carrying value that the investment in Unefon had at the date of the decision to sell and would recognize the gain or loss that would be derived from comparing that amount with the contracted selling price, once the stockholders exercised this put option and all the legal requirements of the transaction had been met.

In July 2002, the Company announced that its Board of Directors had approved asking the stockholders for their authorization to spin off their investment in Unefon through a distribution of all the shares of Unefon, held by the Company, to the stockholders of the Company at no cost before 2002 ended. However, as a result of the dispute between Unefon and Nortel, the Company’s Board of Directors postponed the presentation of this proposal to the stockholders. Finally, the spin-off was carried out in December 2003, once the disputes between Unefon and Nortel were solved.

The Rights to acquire the shares of Unefon expired on December 12, 2003. However, the terms of the public offering had not been complied with and, therefore, they were not exercised. Moreover, at the Extraordinary Stockholders’ Meeting held on December 19, 2003, the stockholders resolved the early cancellation of the call option of the stock of Cosmofrecuencias.

c. Unefon financing and operating contracts:

In September 1999, Unefon signed a financing agreement and an equipment acquisition agreement with Nortel, whereby Nortel agreed to support Unefon in designing and building its telecommunications network.

In December 2000, with respect to certain amendments to the financing contract between Unefon and Nortel, the Company and Mr. Saba jointly and separately agreed in a stockholders’ agreement to provide Unefon with a total up to 35,000 US dollars through capital contributions or a subordinated debt in the event that Unefon should have liquidity problems in 2001 or 2002.

In July 2001, The Company and Moises Saba Masri announced their intention to grant a loan to Unefon up to a total of 80,000 dollars every year. The Company had suspended any loan to Unefon, due to the dispute with Nortel. As of December 31, 2003 and 2002, the Company had executed loan guarantees in the amounts of 39,000 US dollars and 48,000 US dollars, respectively, in the name of Unefon, of which 19,100 US dollars were paid by the Company. See Note 11.

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	19

On March 10 and October 29, 2004, Unefon made a payment amounting to 17 million US dollars and 10 million US dollars, respectively, to the Company, therefore, Unefon’s debt for this supporting credit was liquidated.

Unefon and Nortel, the main equipment supplier and former lender of Unefon, were involved in a dispute about the performance by each one of the parties of the terms and conditions of the financing agreement, supply contracts and other related contracts between the parties, which ended in various legal actions by both parties. On June 16, 2003, Unefon entered in to an agreement with Nortel, whereby Unefon and Nortel released each other from all obligations resulting from the supply contract, financing agreement or any related contract. All actions and proceedings of any type between the parties or involving the parties and their attorneys were terminated in the United States and Mexico. Unefon and Nortel also terminated their supply contract and entered into a new supply contract. With regard to the agreement, Unefon paid 43,000 dollars to Nortel to have 18,100 dollars applied to accounts receivable and 24,900 dollars reduced from Unefon’s total debt in favor of Nortel. Accordingly, the balance of the debt amounted to 325,000 dollars at the date of the agreement. Together with the agreement, Unefon and Codisco Investments, LLC (Codisco), a company where Mr. Ricardo Salinas Pliego, main shareholder and chairman of the Board of Directors of the Company, had 50% indirect participation, reached an agreement with Nortel to acquire the debt amounting to 325,000 dollars that Unefon had with Nortel in the amount of 150,000 dollars. The amount of 150,000 dollars was paid with 43,000 dollars that Unefon possessed at the date of the agreement, and 107,000 dollars paid by Codisco. Nortel and Codisco entered into an assignment and assumption contract (rights and obligations), whereby Codisco replaced Nortel as the lender under the financing agreement, and the stock of Unefon secured in favor of Nortel were assigned to Codisco. Pursuant to the contract whereby the purchase of debt was formalized, Nortel set forth that this debt could not be sold to a party independent from Unefon without its express permission.

On the other hand, in September 2003, Unefon entered into capacity providing service contract with an unrelated company, whereby Unefon received 268,000 dollars that were allocated, together with other funds from the transactions and short-term loans from Unefon, to paying the debt in favor of Codisco. With this payment, all of the assets of Unefon that were securing the loan were released.

10 Other assets:

	2004	2003
Corporación de Noticias e Información, S.A. de C.V.	$389,351	$300,164
Deferred costs relative to the issue of unsecured notes and stock exchange certificates - net	109,353	65,230
Deferred charges	83,273	—
Other assets	168,747	172,632

	$750,724	$538,026

Prepayments to Pappas Telecasting, through Azteca America (see comment on Azteca America hereinbelow)	$1,438,285	$1,526,417

Corporación de Noticias e Información, S.A. de C.V. (CNI)-

On December 10, 1998, the Company and a subsidiary signed a Joint Venture Agreement with CNI and Televisora del Valle de Mexico, S. A. de C. V. (TVM), which sets forth the agreements discussed below:

(1)	The Company will directly or indirectly advise TVM and CNI to make the operation of television Channel 40 (Canal 40) more efficient over a 10-year period, or during the operating period of the concession (that TVM has), whichever is lower.

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	20

(2)	The Company entered into an assignment of rights and obligations agreement with CNI whereby CNI, through the express consent of TVM, assigns the rights and obligations to the Company, originally set forth in favor of CNI, through a programming, promotion, and marketing contract with TVM (whereby the programming rights and operative handling of television Channel 40 in UHF are acquired). Furthermore, the Company is bound to paying 50% of the Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) every quarter. Toward that end, the obligation is established of paying 15,000 dollars as an advance over the first 3 years on account of this agreement. That amount will be changed in accordance with the results of the subsidiary that will operate the concession. As of December 31, 1999, the Company delivered the total 15,000 dollars described, which will be amortized against the EBITDA generated in operating Channel 40 over a maximum 10-year period.

(3)	The Company granted a loan in favor of CNI in the amount of 10,000 dollars over a ten year term, with a 3-year grace period as of the drawdown of the loan. Interest accrued will bear the highest rate paid by the Company plus 25 points. To secure the loan, a pledge was created applicable to 51% of the shares representative of the capital stock of TVM, held by Mr. Javier Moreno Valle Suarez. Those shares will be pledged until the loan and its related costs (surcharges and restatement) are paid in full. As of July 2000, CNI had drawn down 10,000 dollars of this loan.

(4)	The Company, through a call option contract, will acquire up to 51% of the shares representative of the capital stock of TVM, as of the fourth year of being in effect. The selling price of the shares will be the higher of 100,000 dollars or 10 times the EBITDA of the last 12 months, and that amount will consider the number of shares to be sold. The price will be changed based on the date of payment that will be given as of November 30, 2002. This agreement also sets forth the put option of the shares held by Mr. Javier Moreno Valle Suarez and Mr. Hernan Cabalceta Vara, whereby the Company is bound to buying the total shares held by these persons, under certain circumstances. The Company has the right to transfer the shares to any of its subsidiary companies.

(5)	The Company entered into a contract with CNI for production and programming, where it is bound to include sixteen and a half hours of newscasts and informative programs of CNI and programs produced by third parties in the programming of Channel 40. As a consideration of the broadcasting rights through Channel 40, the Company will pay CNI 5.0 dollars for each 60-minute program in the first year or its equivalent. Effective the second year, it will pay 1.65 dollars for each point of rating.

In order to operate Channel 40 efficiently, the Company binds itself to rendering accounting, administrative, informatics, technical or any other advisory services that that help TVM and CNI to improve the operation and management of Channel 40.

In July 2000, CNI suspended the transmission of the Company’s signal, which was an obligation set forth in the joint venture agreement. The Company’s signal has not been transmitted by Channel 40 since that date, except for the period discussed below. As an answer to this and other actions, the Company has filed various lawsuits against CNI, TVM, and Mr. Moreno Valle. The Company claims damages and lost profits due to the interference of the signal (that litigation to date has been concluded) and specific performance of the agreements, based on the joint venture agreement and the call option contract, the exercise of the call option to acquire up to 51% of the capital stock of TVM.

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	21

As of July 2000, the Company made payments to CNI amounting to 26,059 dollars, with respect to the joint venture that could be recovered by the future earnings of that joint venture or, if applicable, the call option contract of the shares referred to in paragraph (4) above would be taken into account.

In December 2002, an Arbitral Court of the International Arbitral Court of the International Chamber of Commerce handed down an arbitration decision which sets forth that the joint venture agreement and call option contract signed by the Company, Mr. Moreno Valle and CNI are valid, in effect, and enforceable. The Company considers that the arbitration decision confirms the Company’s right to program, market, and operate Channel 40, as set forth in the joint venture agreement, and exercise its right to acquire up to 51% of the capital stock of TVM. In December 2002, the Company’s signal was reestablished at Channel 40. After this event, the Ministry of Communications and Transportation 8SCT) took exclusive control over the transmission installations and signal of Channel 40. In January 2003, CNI filed a writ of amparo (appeal for constitutional relief) and petitioned the First District Court in Administrative Matters to overturn the decision of the SCT to take exclusive control of the transmission installations and signal of Channel 40. On January 27, 2003, CNI took back control of the installations and signal referred to above. On that same day, the Company filed a writ of amparo against that decision. In March 2004, the Fourth Chamber of Civil Matters handed down a ruling which concluded that the legal action filed by the Company against Mr. Moreno Valle, which sought to enforce the pledge on 51% of the capital stock of TVM, was correct and adequate, thereby authorizing the Company to sell the pledged shares of TVM. Mr. Moreno Valle filed an indirect writ of amparo, thereby granting the suspension of the sale of pledged shares, and the writ of amparo due to matters that do not extend to the substance of the dispute. In May 2004, both parties filed an appeal for review against that ruling. No ruling has been handed down on that appeal yet.

In spite of a lack of certainty, Company Management considers that it will prevail in the various disputes it has with CNI, TVM, and Mr. Moreno Valle and, therefore, no provision has been created for this matter.

Azteca América-

In July 2001, the Company, through Azteca International Corporation (Azteca America), a company residing in the United States, launched the Azteca America Network, a Spanish language broadcasting network in the United States. Through Azteca America, a subsidiary, the Company establishes affiliate relationships with television broadcasting stations on US markets that have a significant Hispanic audience. Furthermore, Azteca America affiliates can sign distribution contracts with other cable operators. Through the Azteca America network, the Company distributes part of its programming in the US, including soap operas, reality programs, sports, news, and other Spanish language general entertainment programming, referred to as a whole by the Company as Azteca America programming.

In 2001, Azteca America entered into certain affiliation agreements with affiliated stations of Pappas Telecasting Companies (Pappas Group) on the Los Angeles, San Francisco, Houston, and Reno television markets. When Azteca America entered into station affiliation agreements with Pappas Telecasting of Southern California, LLC (Pappas California), the operator of the Los Angeles affiliate station, the Company was party to certain loan agreements, and Azteca America entered into a stock option agreement that gave it the right to acquire equity in the capital of Pappas California. In addition, with respect to the affiliated station agreements signed with affiliates of the Pappas Group on the San Francisco and Houston television markets, Azteca America acquired 25% of the capital of each one of these stations in a total amount of 70,654 dollars.

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	22

In 2002, The Company and the Pappas Group were party to a series of lawsuits and disputes relative to certain agreements entered into between the parties. On February 13, 2003, the Company announced that a final agreement had been signed between the Company and the Pappas Group to solve all existing lawsuits and disputes. As part of this agreement, the Pappas Group reacquired 25% of the capital of its San Francisco and Houston affiliated stations, owned by Azteca America. In addition, the debt of Pappas California amounting to 56,200 dollars was written off, as well as the option that Azteca America had to purchase the capital of the Los Angeles affiliated station. In Exchange, the Pappas Group issued a new promissory note (the new promissory note) in favor of Azteca America in the amount of 128,000 dollars, secured by the assets of the Los Angeles station. However, insofar as the Pappas Group failed to pay the new promissory note prior to April 30, 2003, the principal of this promissory note was increased to 129,000 dollars. The new promissory note bears interest at an 11.6279% annual rate, as of the initial due date. The initial due date of the new promissory note was June 30, 2003.

Pursuant to the terms of the agreement, the parties agreed that if the new promissory note was not paid prior to the initial due date, the Local Market Contract entered into for three years between Azteca America and Pappas California with respect to the Los Angeles station would go into effect. Furthermore, Azteca America could have the option to purchase all the assets of the Los Angeles station at a purchase price amounting to 250,000 dollars, effective January 1, 2006, subject to the pertinent regulatory limitations and obtaining all the necessary regulatory approvals. Insofar as the new promissory note was not paid on or prior to June 30, 2003, the Local Market Contract and purchase option went into effect.

Azteca America retains all the advertising revenues generated by the programming provided to the station. Azteca America makes an annual payment to the Pappas Group in the amount of 15,000 on the Local Market Contract, which is offset dollar-for-dollar by the interest generated by the new promissory note. Azteca America and the Pappas Group have agreed on certain amendments to the Los Angeles, San Francisco, Houston, and Reno station affiliation agreements.

In addition to the agreements entered into between Azteca America and the affiliates of the Pappas Group, as of December 31, 2004 and 2004, Azteca America has entered into various affiliation contracts with other television companies that cover approximately 78% and 73%, respectively, of the Hispanic population of the United States.

In accordance with the affiliation contracts with other television companies, Azteca America has granted exclusive licenses to stations to broadcast the programming of Azteca America on their respective markets. The term of these contracts is from 2 to 7 years, and they are automatically renewed for additional terms ranging from 2 to 7 years. Azteca America has the right to receive 100% of the net income from advertising sold by Azteca America at each one of the stations, except Las Vegas and Orlando based stations where it will receive 50% of the net advertising income.

In the years ended December 31, 2004 and 2003, net advertising sales generated through Azteca America amounted to $405,738 and $151,570, respectively.

11 Business acquisitions:

As of December 31, 2004, the Company acquired 100% of the shares representative of the capital stock of various companies with operations of minor importance from independent parties, at an acquisition cost amounting to $248,411. Moreover, on December 15, the Company acquired a company in a start-up operating period from a related party in the amount of $54,300. The objective of the acquisitions discussed above is to reduce operating costs by segregating the Company’s productive processes. Goodwill generated by the acquisition

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	23

of companies amounted to $238,818, which was almost classified entirely as an intangible asset due to deferred taxes derived from the tax assets of those companies. The companies acquired do not have contingent liabilities, options or commitments that can affect the acquisition cost thereof. The condensed combined balance sheet of the subsidiaries discussed above are presented below:

Combined condensed Balance Sheet as of December 31, 2004

(Amounts stated in thousands of pesos of purchasing power as of December 31, 2004)

ASSETS:
Current assets:
Cash	$426
Accounts receivable	63,226

63,652
Other assets	241
Total assets	$63,893

STOCKHOLDERS’ INVESTMENT:
Capital stock	$1,008,988
Other stockholders’ equity accounts	(945,095)

Total stockholders’ investment	$63,893

12 Related party company transactions and balances:

The Company has receivable balances from and payable balances to related parties as described below:

	2004	2003
Accounts receivable:
Operadora Unefon, S. A. de C. V. (Ounefon)	$—	$349,304
Azteca Holdings, S. A. de C. V.	164,565	195,993
Biper, S. A. de C. V.	12,367	13,838
Teleactivos, S. A. de C. V.	46,436	48,866
Club Atlético Morelia, S. A. de C. V.	24,804	5,849
Movil@ccess, S. A. de C. V.	26,434	29,398
Grupo Elektra	38,882	11,634
Iusacell	24,835	—
Others	276	2,612

	$338,599	$657,494

Accounts payable:
Todito	$15,998	$28,668
Operadora Unefon, S. A. de C. V.	13,654	—
Compañía Operadora de Teatros, S .A. de C. V.	47,308	—
Others	—	272

	$76,960	$28,940

The most significant related party transactions carried out are described below:

Advertising income-

Income from advertising broadcasted contracted with related parties amounted to $474,869 and $321,078 for the years ended December 31, 2004 and 2003, respectively.

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	24

Advertising contracts-

Grupo Elektra:

In March 1996, the Company entered into a television advertising contract with Grupo Elektra, whereby Grupo Elektra (or any other company in which Grupo Elektra has an investment) obtained the right to no less than 300 advertising spots per week over a 10-year period. Each spot is 20 seconds long, and this adds up to a total of 5,200 annual minutes, but only in unsold advertising time. In exchange for television advertising, the Company will receive 1,500 dollars annually. The contract can not be terminated by the Company, but it can be terminated by Grupo Elektra, which can transfer the rights under this contract to third parties.

Dataflux:

On September 30, 1996, the Company entered into an advertising contract with Dataflux (“Dataflux Advertising Contract”). Pursuant thereto, Dataflux or any of its subsidiaries is entitled to 480 commercials per month on Channels 7 or 13 over a 10-year period. Each spot is an average of 30 seconds long, which adds up to 2,880 annual minutes, but only in unsold advertising time. In exchange for the advertising, Dataflux has agreed to pay 831 in advance annually. The Dataflux Advertising Contract can not be terminated by the Company. However, it can be terminated by Dataflux at any time with at least a 90-day advance notice.

Unefon:

In June 1998, the Company entered into an advertising contract with Unefon (“Unefon Advertising Contract”), which was amended. Pursuant to this contract, Unefon is entitled to having advertisements broadcasted on television channels 13 and 7 and its national networks, through its affiliates or subsidiaries for a total of 120,000 GRPs (Gross Rating Points-Minute. These are the number of rating points obtained in 60 second advertisements broadcasted or the proportionate part thereof) over a 10-year mandatory period for both parties.

Unefon may use up to 35,000 GRPs every year, in accordance with a time broadcast request (insertion order) with broadcast dates and times, submitted in advance by the Company.

Unefon is bound to using the entire 100% of the GRPs over a 10-year term. If not, the resulting unused balance in its favor will automatically be cancelled with no liability for the Company. Unefon will pay the Company the amount of 200,000 dollars for the foregoing advertising services, as broadcasted. Three percent of the total annual sales of Unefon will be paid quarterly up to the total consideration. Up to December 31, 2002, the Company recognized revenues under this contract, as the GRPs were consumed based on the rate set forth in the contract. That contract set forth the least costly GRPs in the beginning and more costly GRPs toward the end thereof. In January 2003, the Company and Unefon amended the original contract. Pursuant to the terms of the attended contract, the Company is recording the revenues from this contract based on the GRPs used valued at a price equivalent to 3% of the gross sales of Unefon, and up to a maximum of 200,000 dollars, thereby resulting in an increase in net sales in the amount of $20,648 for the year ended December 31, 2003, for the total GRPs used at that date. All the other terms of the contract were not attended. The original contract set forth that Unefon would start to pay for advertising services as of the third year the contract was in effect, and it would pay interest on the amount of unpaid broadcasted advertising based on the average percentage cost plus three points.

During 2001, Unefon and the Company agreed that the payments applicable to 2000, 2001, and 2002 would be made in four equal semester payments at a 12% interest rate during 2003 and 2004. Effective 2003, Unefon will pay the Company as advertising services are broadcasted. The unpaid amount applicable to 2000, 2001, and 2002, which amounted to 10,824 dollars as of December 31, 2003, was liquidated in 2004.

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	25

The Company’s right to receive payments from Unefon pursuant to this contract was subject to the performance of the payment obligations that Unefon had with Nortel.

The total value of the contract, accumulated amounts collected and receivable as of December 31, 2004 and 2003, stated in US dollars, are summarized as follows:

	2004	2003
Total value of contract	200,000	200,000
Amount collected	36,399	16,806

Total receivable	163,601	183,194

Short-term (see note 6)	14,875	23,077

Long-term	148,726	160,117

Todito:

On February 14, 2000, the Company, together with its subsidiary Grupo TV Azteca, S. A. de C. V., signed an advertising, programming, and service contract with Todito. The contract amounts to a total of 100,000 dollars, consisting of 45,000 dollars in advertising, 50,000 dollars in content, and 5,000 dollars applicable to sales force services over a mandatory 5-year period for both parties. Pursuant to the terms of this contract, Todito is entitled to having advertisements relative to its Internet commercial page “todito.com” (todito.com page) broadcasted on television channels 7 and 13, as well as through the signal transmitted by the Company via satellite to other countries for a total of 78,000 GRPs (Gross Rating Points-Minute. These are the number of rating points obtained in 60 second advertisements broadcasted or the proportionate part thereof).

Todito should consume the GRPs over a five-year period, and the Company should grant a maximum of 14,000 GRPs every year. During the years ended December 31, 2004 and 2003, advertising income from this contract amounted to $92,840 and $78,865, respectively.

Todito also has the right to disseminate, through the todito.com web page, the content relative to news, soap operas, shows, sports, and other programming material disseminated by the Company on its Web pages (“tvazteca.com.mx” and “tvazteca.com”).

The Company is presently recognizing the value of the content granted to Todito in income, by using the straight-line method based on the term of the contract. During the years ended December 31, 2004 and 2003, income for content relative to this contract amounted to $117,940 and $140,619, respectively. Pursuant to the terms of the contract, the Company can not assign the right to use and operate the Company’s content obtained through other Web pages to third parties.

The Company also agreed to provide support, through its sales department with its customers and advertising agencies, in promoting the advertising services offered by Todito through its Web site. During the years ended December 31, 2004 and 2003, income from sales force services provided this contract amounted to $17,396 and $17,308, respectively.

Biper:

On January 8, 2003, the Company entered into an advertising contract with Biper, S. A. de C. V. (Biper) in the amount of $36,500 (original). Pursuant to the terms of this contract, Biper is entitled to broadcast advertising spots on Channels 13 and 7 and its national networks for the period from January 8, 2003 and January 7, 2005. The rights of Biper under this contract can be assigned to third parties.

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	26

Grupo Iusacell:

On July 1, 2003, the Company entered into an advertising contract with an advertising agency, whereby the Company renders advertising services to Grupo Iuscell, S. A. de C. V., a related party. The contract covers the period from July 1, 2003 to December 31, 2004. The advertising services rendered to this company in 2004 and 2003 amounted to $63,090 and $21,281, respectively.

Income from commission on sales of banners and other related party services-

During 2004 and 2003, the Company offered its customers, through its sales force, the inventory of banners and other advertising services through the todito.com web page. The Company is in charge of charging the banners and advertising services sold relative to this operation for account of Todito. In exchange for this service, the Company receives and records a 20% commission on sales made. During the years ended December 31, 2004 and 2003, income from sales commissions relative to these services amounted to $22,820 and $7,363, respectively.

In December 2003, the Company and Todito signed a contract for rendering these services in the amount of $210,000 over a 20-month term, effective as of the signing of the contract. The pertinent 20% commission will be recognized in income as the service is rendered. The unamortized balance as of December 31, 2004 and 2003 amounts to $94,168 and $210,000, respectively.

Moreover, in November 2003, the Company and an independent company signed a contract for the purchase of Todito banners for their subsequent sales to the Company’s customers. The contract amounts to $140,000 over a three-year period, effective the signing of the contract. For the years ended, December 31, 2004 and 2003, the Company has used $119,793 and $49,439 ($47,000 at original values in 2003), respectively, which were charged to income of the year.

Service income 01900-

On March 1, 2002, the Company and Teleactivos, S. A. de C. V. (Teleactivos), a related party, signed a contract for indefinite time, whereby Teleactivos offers the service of controlling and identifying telephone calls of viewers, through the 01900 service, who participate in the contests conducted by the Company. The Company recognizes 51% of the revenues for this services, reduced by the costs inherent to the rendering thereof (net income), and Teleactivos recognizes the rest. This contract was amended on January 1, 2003 Under the terms of the amended contract, as of that date, the Company receives 30% of the net income of this operation and Teleactivos receives the remaining 70%. For the years ended December 31, 2004 and 2003, net income derived from this contract amounted to $30,416 and $62,756, respectively.

Interest earned-

During the years ended December 31, 2004 and 2003, the Company granted short-term loans to related parties. In the years ended December 31, 2004 and 2003, interest earnings pursuant to these loans amounted to $49,895 and $94,958, respectively.

Donations-

In the years ended December 31, 2004 and 2003, the Company delivered donations to Fundacion TV Azteca, A. C., a related party, in the amounts of $101,180 and $109,090, respectively. This related party is authorized by the tax authorities to receive donations and issue the respective supporting documentation (receipts).

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	27

Income from leasing property-

In May 1998, the Company entered into a property lease agreement with Operadora Unefon (Ounefon), a related party, whereby the Company is the lessor and Ounefon is the lessee. The duration of that agreement is 10 years, mandatory for both parties, starting in June 1998. The agreement may be renewed by Ounefon on one consecutive occasion for the same period, through a notification of at least 180 days prior to its expiration. The rent pursuant to the terms of this agreement amounts to $2,277 monthly, payable in advance every month. As of December 31, 2004 and 2003, the income from leasing set forth in this agreement amounts to $28,046 and $28,234, respectively.

Loans to officers and employees-

Between April and June 2002, the Company granted loans to its main directors and high level officers. These loans bear interest at a 16% and 13% annual rate, due December 2004. During the year ended December 31, 2004, the balance of these loans was liquidated.

Recovery of other receivables from related parties-

The Company periodically evaluates the recoverability of other receivables from related parties. When these accounts are determined as non-operating and unrecoverable, they are charged to other expenses. As of December 31, 2004, no allowance has been created for this item.

13 Bank loans, unsecured notes, and short and long-term stock exchange certificates:

As of December 31, 2004 and 2003, bank loans are summarized as shown below:

	2004	2003
Unsecured notes	$—	$5,021,350
Mortgage loan from Scotiabank Inverlat	180,322	237,098
Import credit line from Standard Chartered Bank	45,798	110,566
Commercial Europaper Program	360,409	232,094
Deutsche Bank	394,268	886,120
Loans from suppliers of Inbursa Intrafin	3,158	4,478
Loan from Banco Azteca	170,000	—
First National Bank	44,265	—
Línea de crédito con Banco Inbursa, S.A.	1,406,250	—
Commercial letters of credit with Banco Inbursa, S. A.	2,912	—
Structured stock exchange certificates	2,000,000	—
Trust certificates	260,000	—

	4,867,382	6,491,706
Current portion	1,278,493	2,295,985

Total long-term loans, unsecured notes, and stock exchange certificates	$3,588,889	$4,195,721

Long-term credit line from ATC (due 2019)	$1,348,980	$1,414,861

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	28

Unsecured notes

On February 5, 1997, the Company issued Series “A” and Series “B” guaranteed senior unsecured notes, both long-term (notes), in the amount of 125 million dollars due 2004, with 10.125% annual interest and 300 million dollars due 2007, with 10.50% annual interest, respectively. Interest on the notes were paid every semester on February 15 and August 15 every year, starting on August 15, 1997.

Most of the Company’s subsidiaries have unconditionally guaranteed the notes jointly and severally. The subsidiaries that are guaranteeing the notes are wholly-owned by the Company. The subsidiaries that are not guaranteeing the notes directly or indirectly are neither individually or jointly material.

On February 15, 2004, the Company paid the unsecured note amounting to 125 million dollars in full. The payment was made by using 60 million dollars in cash and 65 million dollars obtained through various bank loans.

On December 23, 2004, the Company prepaid the unsecured note amounting to 300 million dollars in full, due February 15, 2007. The notes were redeemed at 101.75%. The surcharge paid on the early redemption amounted to $58,733, which was aggregated to the issuance expenses of the stock exchange certificates described hereinbelow, and are presented in the caption of other assets (see note 9). The amortization period of these expenses will be equal to the period of effectiveness of that certificate issue.

The funds for the prepayment include funds obtained from the issue of stock exchange certificates and trust certificates in Mexico in the equivalent in pesos approximating 175 and 23 million dollars, respectively, as well as the equivalent in pesos approximating 125 million dollars of a guaranteed credit line denominated in pesos from Banco Inbursa, S. A. de C. V., which are described hereinbelow.

Mortgage loan Scotia Inverlat

On December 18, 2003, the Company contracted a loan from Inverlat in the amount of $225,400 over a four-year term, payable in 15 quarterly payments. The first fourteen payments amount to $15,026, and the last payment amounted to $15,036. The first quarterly payment starts in June 2004. The loan bears interest on the unpaid balance at the Equilibrium Interbank Interest Rate (EIIR), payable monthly. The financial terms set forth in that that contract have been performed to date. The funds from this loan were used to pay the mortgage loan contracted with BBV described in the following paragraph. Accordingly, BBV released the relative mortgages in favor of Inverlat as a result of this loan.

On September 18, 1997, the Company contracted a mortgage loan to finance the acquisition of real property in December 1977, in the amount of 25,854 dollars with Banco Bilbao Vizcaya Mexico, S. A. (BBV). The Company is bound to paying BBV interest in annual periods due at an 8.5%, as described in the foregoing paragraph. This loan was liquidated during 2004.

Import credit line from Standard Chartered Bank

In March 1999, the Company contracted a long-term loan in the amount of 30,200 dollars with Standard Chartered Bank as the lender, and Exim bank as the guarantor. Pursuant to the terms of this loan, up to May 2002 the Company could dispose of all or a portion of 30,200 dollars by issuing promissory notes. This loan was intended to finance the Company’s purchases of equipment manufactured in the United States. In October 1999 and March 2000, the Company issued two promissory notes, one in the amount of 12,200 dollars due October 2004, which bears interest at a 7.6% annual rate. The other promissory note amounts to 10,500 dollars due March 2005, which bears interest at an 8.45% annual rate. As of December 31, 2004 and 2003, the promissory notes outstanding amounted to a total of 4,066 and 9,358 dollars, respectively.

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	29

Commercial Europaper Program

On May 14, 1999, the Company contracted a Euro-commercial paper program (Europaper program) with ABN AMRO Bank, N. Y. in the amount of 75,000 dollars that was increased to 130,000 dollars in July 1999. The promissory notes issued under the Europaper program were executed with a discount. The Company’s payment obligations under the Europaper program are secured by three of the main subsidiaries of the Company, which were also securing the payment obligations of the Company’s unsecured notes.

The maturity of the promissory notes issued under the Europaper program can not exceed 365 days. As of December 31, 2004 and 2003, the promissory notes under the Europaper program amounts to 31,994 and 19,644 dollars, respectively. The payment applicable to 2003 was liquidated in various payments and concluded in November 2004.

Loans from ATC

On February 11, 2000, the Company entered into a long-term loan agreement up to 119,800 dollars with a Mexican company, subsidiary of ATC (“ATC Long-Term Loan”). The loan is comprised of 91,899 dollars with no guarantee, and a 28,000 dollar loan for working capital, secured by certain real property owned by the Company. In June 2003, the Company and the Mexican Subsidiary ATC amended the original agreement. Pursuant to the terms of the amended agreement, the interest rate of each of the loans is 13.109% annual. The Company’s payment obligations pursuant to the ATC Long-Term Loan are secured by three of the main subsidiaries of the Company. The initial maturity of the 91,800 dollar loan, pursuant to the ATC Long-Term Loan is 20 years, which can be extended while the contract of the overall tower project (which is described hereinbelow) remains in effect, up to 50 additional years. The maturity amounts to 28,000 in February 2004. However, it can be renewed annually in one year periods, while the overall tower project contract continues to be in effect.

On February 11, 2000, the Company exercised 71,800 dollars of the 91,800 dollar loan, and the total loan amounting to 28,000 for working capital. In June 2000, the remaining balance of the loan was exercised in the amount of 91,800. One part of the funds from the ATC Long-Term Loan was used to pay the ATC Short-Term Loan (described above) in full. The remaining funds derived from the ATC Long-Term Loan was used for corporate purposes of the Company and its subsidiaries. As of December 31, 2004 and 2003, the balance of the ATC Long-Term Loan amounts to 119,800 dollars.

In February 2000, the Company, together with Television Azteca, S. A. de C. V., a subsidiary company, signed an overall tower project contract with a Mexican subsidiary company of ATC for a duration of 70 years, for renting space not used by the Company in its operations up to 190 broadcasting towers of the Company. As a consideration of the payment of 1,500 dollars as an annual rent, and for the loan made to the Company up to 119,800 dollars, pursuant to the ATC Long-Term Loan, the Company granted ATC the right to market and lease the unused space in the Company’s broadcasting towards to third parties, as well as to the Company’s affiliated companies, and guaranteed the collection of all the relative revenues for account of ATC. The Company has the title deeds of the towers and is responsible for its operation and maintenance. The SCT approved this contract on February 10, 2000. After the expiration of the 20 initial years of the ATC Long-Term Loan, the Company has the right to purchase the total or a portion of the revenues and assets relative to marketing the rights at any time from ATC at fair market value, with the proportionate amount of the remaining principal of the ATC Long-Term Loan.

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	30

Deutsche Bank

In July 2003, the Company contracted a loan from Deutsche Bank AG London (Deutsche Bank) in the amount of 20,000, which bears interest at a 9% annual rate and is due July 2, 2004.

On November 19, 2003, the Company contracted two loans from the Deutsche Bank in a total amount of 55,000 dollars. The first loan was granted to the Company in the amount of 35,000 dollars on November 19, 2003, bearing interest at the LIBOR rate plus 5.50%, due November 21, 2005. The second loan was granted to the Company in the amount of 20,000 on November 19, 2003, bearing interest at a 5.71% rate, which was liquidated on November 21, 2004.

Loan from Banco Azteca

On May 25, 2004, the Company obtained an unsecured credit line in the amount of 170,000 from Banco Azteca (a related party) to amortize a short-term debt. The credit line accrues interest at an EIIR rate plus 2% annual, payable monthly starting on June 23, 2004.

This line is renewable every three months over a total one-year period, and can be paid in advance on any of the interest payment dates with no penalty.

First National Bank of San Diego

In December 2003, the Company contracted a medium-term export credit line in the amount of 7.7 million dollars from the First National Bank of San Diego as a creditor, and the Export-Import Bank of the United States as a guarantor. Pursuant to this credit line, TV Azteca has been permitted to apply for all or part of the 7.7 million dollars as a loan up to December 2004 by delivering promissory notes. The line of import credit was established to finance the purchase of equipment of TV Azteca manufactured in the United States. In March 2004, TV Azteca issued two promissory notes for the total principal of 1 million dollars due December 2008, which accrues interest at a LIBOR rate at 180 days plus 0.75% annual. As of December 31, 2004, 3,929 US dollars are owed.

Credit line with Banco Inbursa, S. A.

On September 7, 2004, the Company obtained a committed guaranteed credit line denominated in pesos (credit line) from Banco Inbursa, S. A. for the equivalent to 300 million dollars at the current exchange rate at the drawdown date of the line. On December 17, the Company drew down the equivalent of 125 million dollars that consist of amortizations in 2006, 2007, and 2008, with the balance and interest shown below:

Capital (USD)	Maturity of capital	Interest rate	Interest due
33,750	February 28, 2006	EIIR plus 4.9%	September 7, 2005
41,250	February 28, 2007	EIIR plus 7.55%	September 7, 2006
50,000	February 28, 2008	EIIR plus 10.20%	September 7, 2007

The credit line is secured by the collection rights derived from service and commercial revenue contracts of local Channel 2 of Chihuahua, Channel 7 (National network), and Channel 13 (National Network).

Structured Stock Exchange Certificates

On December 15, 2004, the Company issued preferential stock exchange certificates (the Certificates) structured on the Company’s collection rights through Nacional Financiera, Sociedad Nacional de Credito (the Trustee) up to an amount of $2 billion pesos (original), in reliance on a stock exchange certificate program up to $4.5 billion pesos (original). The effectiveness of the Certificates is 2,556 days, equivalent to approximately 7 years, counted

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	31

as of the issue date. The Certificates will be redeemed every 264 days from 2005 up to 2011, by adjusting the original value or unpaid balance of the Certificates. Moreover, interest accrued will be liquidated approximately every 28 days.

The redemption scheme of the Certificates is shown below:

				Millions of pesos
Period	Starting date	Date of Payment	Coupon days	Amortization of capital	Unpaid balance	Percentage of payment of capital
1	15-Dec-2004	15-Dec-2005	365	200	1,800	10.00%
2	15-Dec-2005	14-Dec-2006	364	200	1,600	10.00%
3	14-Dec-2006	13-Dec-2007	364	250	1,350	12.50%
4	13-Dec-2007	11-Dec-2008	364	250	1,100	12.50%
5	11-Dec-2008	10-Dec-2009	364	300	800	15.00%
6	10-Dec-2009	09-Dec-2010	364	300	500	15.00%
7	09-Dec-2010	15-Dec-2011	371	500	—	25.00%

As long as the Certificates are not redeemed, they will bear annual gross interest on their original value or on their unpaid balance that will be set on the business day prior to the beginning of each period of approximately 28 days, which will be in effect during that period. It will be calculated as follows: EIIR at 28 days plus 2.70%. In the event that the Certificates should be redeemed early, the Company will pay a premium on early redemption, which will be calculated on the unpaid balance of the issue, in accordance with the terms of the contract.

In accordance with the stock exchange certificate program, the amounts generated on the assigned collection rights for the year should be deposited in the account of the Trust Issuer to make the payment on principal and interest of those certificates. As of December 31, 2004, the amount of restricted cash applicable to this program amounts to $263,998.

Trust certificates

On December 10, 2004, the Company issued trust certificates through Banco Azteca, in the capacity of Trustee of Trust F/97 in the amount of $260,000. The trust property will be the Company’s collection rights. The effectiveness of the Certificates is 728 days, equivalent to approximately 2 years, counted as of the issue date. The certificates will be redeemed through 15 equal monthly payments in the amount of $17,333. Moreover, interest will be calculated at a 12.5% annual fixed rate on unpaid balances.

Due dates of bank loans and expirations of stock exchange and trust certificates

The due date of long-term bank loans and expiration of stock register and trust certificates is shown below:

Year ending December 31,	Amount
2006	$869,290
2007	788,988
2008	827,312
2009	303,299
2010	300,000
2011	500,000

Total long-term bank loans and stock register and trust certificates	$3,588,889

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	32

14 Labor obligations:

The main financial data of the seniority bonus plan are summarized below:

	2004	2003
Actuarial present value of benefit obligation equal to accrued liability	$5,124	$3,333
Projected net liability	4,243	2,621

Intangible assets	$881	$712

Net cost of the year	$2,700	$1,426

15 Stockholders’ investment:

a) Capital stock -

The Company’s capital stock is comprised of Series “A” shares, Series “D-A” shares, and Series “D-L” shares. Holders of Series “A” shares have voting rights at the Company’s General Stockholders’ Meetings. Holders of Series “D-A-” and “D-L” have voting rights only in limited circumstances, and have a preferential dividend right. The rights of all holders of all series of capital stock are identical, except for the limitations with respect to Series “A” and “D-A” shares held by persons other than eligible Mexican holders. Series “A” shares can not be exchanged for any other type of securities of the Company. Series “D-A” shares may be exchanged for Series “A” shares on the tenth anniversary of their original issue, and will have the same characteristics of current Series “A” shares outstanding. Series “D- L” shares may be exchanged for Series “L” shares on the tenth anniversary of their original issue. Series “L” shares, which will be exchanged for Series “D-L” shares, will grant voting rights to their holders, only in limited circumstances.

Authorized, issued, and paid-in capital stock of the Company as of December 31, 2004 is summarized as shown below:

	Authorized shares (thousands)	Paid-in shares (thousands)	Original amount	Increase from Restatement	Total
Series “A”	5,408,078	4,614,311	$527,757	$6,055	$533,812
Series “D-A”	2,703,878	2,144,428	245,277	3,000	248,277
Series “D-L”	2,703,878	2,144,428	245,277	3,000	248,277

	10,815,834	8,903,167	$1,018,311	$12,055	$1,030,366

As of December 31, 2004, the Company’s shares are listed on the following securities exchanges:

Characteristics of securities	Country where listed	Ticket symbol	Securities Exchange where registered
Certificates of Trust Investment (CPO); each one represents one A share, one D-A share, and one D-L share	Mexico	TVAZTCA	Bolsa Mexicana de Valores
American Depositary Shares (ADS); each one represents sixteen CPOs	United States of America	TZA	New York Stock Exchange
10 CPO units	Spain	XTZA	Mercado de Valores de Latinoamérica (Latibex)

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	33

Stockholders’ resolutions-

At the General Extraordinary Stockholders’ Meeting held on November 24, 2004, the stockholders resolved to:

i. Declare the cash reimbursement proportionately on the shareholdings in the amount of 130,000 dollars, which was paid on December 14, 2004.

ii. Increase the reserve for the repurchase of stock in the amount of $1,953,900 to amount to a maximum of $3,050,000 (original).

At the Ordinary meeting held on April 15, 2004, the stockholders resolved to:

i. Allocate net income of 2003, which amounts to $1,657,771, as follows:

Separate $82,889 to increase the legal reserve, in accordance with the General Corporate Law.

Separate $51,429 ($49,732 at original value) to pay preferential dividends of Series “D-A” and “D-L” shares, which were paid on November 11, 2004

Transfer the remaining balance to the retained earnings account.

ii. Reduce variable capital in an amount approximating 52,000, through a prorated decrease in stockholders’ equity. Out of this amount, 33,000 dollars were paid on May 13, 2004, and the remaining balance was paid on November 11, 2004.

On September 29, 2004, the Company’s board of directors unanimously approved cash capital reimbursements in the amount of 210 million dollars to its stockholders, of which 130 million dollars were reimbursed on December 14, 2004, and 80 million dollars is expected to be reimbursed during 2005.

At the Ordinary meeting held on April 30, 2003, the stockholders resolved to:

i. Allocate net income of 2002, which amounts to $1,076,720, as follows:

Separate $51,868 to increase the legal reserve, in accordance with the General Corporate Law.

Separate $38,817 ($49,732 at original value) to pay preferential dividends of Series “D-A” and “D-L” shares, which were paid in June 2003.

Transfer the remaining balance to the retained earnings account.

ii. Reduce variable capital in an amount approximating 140,000, through a prorated decrease in stockholders’ equity. Out of this amount, 125,000 dollars were paid on June 30, 2003, and the remaining balance was paid on December 5, 2003.

iii. Increase the reserve for the repurchase of stock in the amount of $251,542 with a maximum of $1,100,000 (original).

Stock repurchase-

During 2004, the Company decreased its capital stock in the amount of $43,072 on the repurchase of 315,627 of its own shares that were cancelled. Shares were repurchased in the amount of $634,694. The value thereof was charged to capital stock, and the difference was charged to the reserve stock repurchases.

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As of December 31, 2003, the Company increased its capital stock in the amount of $14,068, pursuant to the sale of 79,467 thousand treasury shares, which had a selling value of $104,953. Capital stock was credited at original value, and the difference was restored to the reserve for stock repurchases.

b) Legal reserve -

Net income of the year is subject to the legal provision which requires appropriating 5% of that income to a legal reserve until that reserve equals 20% of the capital stock. The balance of the legal reserve may not be distributed to the stockholders during the existence of the Company, except as stock dividends.

c) Restatement of capital stock and retained earnings-

As of December 31, 2004, capital stock, premium on stock issued, legal reserve, reserve for stock repurchases, retained earnings, and insufficiency in the restatement of capital are summarized as shown below:

	Par Value	Restatement	Total
Capital stock	$1,018,311	$12,055	$1,030,366
Premium on stock issued	1,303	9,503	10,806
Legal reserve	259,082	64,839	323,921
Reserve for stock repurchases	2,267,555	545,163	2,812,718
Retained earnings	1,821,460	(222,321)	1,599,139
Insufficiency in restatement of capital	—	(1,845,760)	(1,845,760)

	$5,367,711	$(1,436,521)	$3,931,190

d) Distribution of earnings-

Net taxable income account (CUFIN):

As of December 31, 2004, the restated balance of the “net taxable income account” (CUFIN) amounts to $91,196. No income tax will be assessed on dividends distributed to stockholders up to the balance of the “net taxable income account” (CUFIN). Any amount paid in excess of the balance of the CUFIN will be subject to 30% tax, which will be definite. This balance may be restated up to the date earnings are distributed by using the NCPI.

Dividend regime:

Dividends may be paid out of the CUFIN in order for them to be free from Income Tax. Any payment in excess of the balance thereof will be subject to 30% effective tax that will be definite.

During 2003, the Company distributed annual preferential dividends in the amount of $33,971 (original). Consequently, Income Tax was paid in the amount of $15,761 (original), which may be credited against Income Tax due in the immediately following year (2005).

Individuals should accumulate dividends or earnings received into their other income. Individuals may credit the Income Tax paid by the company that paid dividends or earnings against the tax determined in their annual tax return, provided that they consider the amount of Income Tax paid by that company on the dividend or earning received as cumulative income, in addition to the dividends.

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e) Capital reductions-

As of December 31, 2004, the restated balance of the “restated paid-in capital” account amounts to $3,672,440. Any reimbursement paid to stockholders that exceeds the foregoing amount should be treated as a distributed earning for tax purposes.

f) Employee stock option plan (ESOP)-

Effective the fourth quarter of 1997, the Company adopted an employee stock option plan (ESOP) that was granted to employees who render their services to the group, whereby options were granted to all employees contracted as of December 31, 1996. Prices set from 1997 to 2004 fluctuated from 0.29 dollars to 0.38 dollars per CPO, with a higher number of options for executive level employees, as well as the most creative actors, presenters, and creative personnel.

The options were granted in equal proportion to each employee with five years seniority at the Company (either prior to or after adopting the plan). However, in years subsequent to 1996, those options will be cancelled if the Company’s operating income has not increased by at least 15% compared with the prior year before the deduction for depreciation and amortization every year. An employee’s options with respect to every year of service may be exercised five years later, unless he/she is no longer a Company employee. In such a case, those options will be reassigned.

The options expire on the fifth anniversary of the date on which they can be exercised.

As part of the Company’s general employee stock option plan, employees exercised their right to buy shares of that plan during 2004. Toward that end, the Company issued 48,725 thousand shares (23,139 thousand shares in 2003) with a value of $6,593 ($3,646 in 2003), which generated a premium on the stock issued in the amount of $54,248 ($26,677 in 2003).

During 2004 and 2003, 146 million and 8 million CPOs were exercised every year, respectively, applicable to the general plan. A price of 0.15 and 0.29 dollars per CPO was paid thereon.

The option plan is summarized as shown below:

	(millions of CPOs)
	2004	2003
Options granted	240	116
Options exercised	(240)	(94)
Not yet exercised	—	22

Not yet granted	—	124

Total authorized	240	240

16 Other miscellaneous expenses:

These items are summarized as shown below:

	2004	2003
Legal advisory services (lawsuit expenses)	$183,940	$106,790
Gain on sale of fixed assets	70,463	2,737
Recognition of write-down of fixed assets	23,500	—
Installation expenses	—	82,469
Write-off of other receivables	27,500	16,942
Guarantor fees Unefon	(11,000)	(34,827)
Amortization of patents and trademarks	—	80,681
Nondeductible expenses	48,575	22,050
Others	—	3,405

	$342,978	$280,247

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17 Tax regime:

Effective the year ended December 31, 2000, the Company consolidates for tax purposes.

In the years ended December 31, 2004 and 2003, the Company generated taxable income, which was partially offset by prior year tax loss carryforwards. The tax benefit of this carryforward amounted to $1,433,301 for the year ended December 31, 2003 ($374,064 for the year ended December 31, 2002).

As of December 31, 2004, the asset for the accrued effect of deferred income tax at that date, derived from the difference between book value and tax value of assets and liabilities, amounts to $35,671. This asset is summarized as shown below:

Excess book over tax value of assets and liabilities, net	$1,265,799
Less - Tax loss carryforwards	1,537,279

(271,480)
December 31, 2004 Income Tax Rate as of December 31, 2004	33%

(89,588)
30% Effect from reduction of Income Tax rate from 33% to 30%	8,144

Deferred income tax asset	(81,444)
Less - Valuation allowance	45,773

Deferred income tax asset	$(35,671)

This deferred Income Tax asset is due basically to accumulated tax losses, advances from advertisers, performance rights, and the excess of tax over book value of property and equipment. Insofar as it estimated that sufficient cash flows will be generated in future years to recover the effect of this deferred income tax asset up to $35,671, Company Management decided to record the foregoing as an asset.

Effective January 01, 2003, the corporate income tax rate was gradually reduced from 35% to 30%. A 35% rate was applied in 2002, 34% in 2003, 33% in 2004, and finally a 30% rate will be applied effective 2005.

Determination of the actual Income Tax rate:

Income before Income Tax	$1,743,380
Permanent items, net of tax loss carryforwards	(1,743,380)

Income base for Income Tax	—
Income tax rate	33%

Theoretical Income Tax	$—

As of January 1 and December 31, 2004, there are no temporary items that generate deferred employee profit sharing, in accordance with the guidelines of the new Bulletin D-4.

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The deferred Income Tax asset is summarized as shown below:

Deferred income tax payable at beginning of year	$193,598
Add (less):
Deferred income tax recorded in purchase of subsidiaries	(219,717)
Gain on monetary position reclassified to deferred income tax of the year	(9,552)

Deferred income tax asset	$(35,671)

As of December 31, 2004, the Company has consolidated tax loss carryforwards in the amount of $1,537,279 which, restated as of December 31, 2004, are summarized as follows:

Due date	Tax losses
2005	$161,531
2006	13,416
2007	26,762
2008	97,546
2009	216,585
2010	109,177
2011	469,375
2012	417,689
2013	25,198

$1,537,279

Tax losses may be restated by applying factors derived from the NCPI of the year in which they were incurred up to the first half of the year in which they are carried forward.

18 Commitments:

Leases-

The Company rents the use of satellite transponders. The total rent expense of these satellites amounted to $63,221 and $48,504, included in operating costs and expenses for the years ended December 31, 2004 and 2003, respectively. The monthly rent pursuant to these agreements approximates 200 dollars per month. Each agreement expires in May 2005. However, any of those agreements can be terminated by the supplier at any time, due to a justified cause with a 30-day advance notice.

Performance rights-

The Company has entered into license agreements with its performance rights suppliers for the long-term acquisition of materials of programs when such programs are available for their first broadcast. As of December 31, 2004, the commitments for the acquisition of materials amount to $182,882 and 58,485 dollars, with due dates up to 2009.

19 Contingencies:

a. Securities and Exchange Commission-

As a result of the transactions carried out between Nortel, Unefon, and Codisco referred to in note 8, at the beginning of 2004, the Company was subject to an investigative process performed by the Securities and Exchange Commission of the United States (SEC) on potential violations of the Law and certain rules of the Securities Market of the United States, which relate to the disclosure of these transactions in different reports issued by the Company during 2003. In January 2005, the SEC filed putative class action for fraud against TV Azteca, S. A. de C. V., Azteca Holdings, S. A. de C. V., and Messrs. Ricardo B. Salinas Pliego, Pedro Padilla Longorio, and Luis Echarte Fernandez with the United States Federal Court, for alleged violations of the Securities Act of the United States of America relating to the above operations. In those lawsuits, the SEC is

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seeking the payment of economic penalties whose amounts should be determined by the Court that hears the lawsuit relating to the individuals sued. The SEC further seeks the disgorgement of the gains obtained on those transactions, as well as the injunction that prohibits those persons from exercising positions of board members and officers at public companies registered with the SEC.

Mr. Luis Echarte Fernandez recently reached an agreement with the SEC whereby the SEC, through a payment, withdrew the charges against him, without implying that Mr. Echarte accepted the facts set forth in the lawsuit or any responsibility in this matter.

At the issue date of these consolidated financial statements, neither the Company nor the individuals have been notified and, therefore, the term to answer the lawsuit has not started yet.

Company Management considers that the charges filed by the SEC are inadmissible, therefore, the Company has decided to defend itself legally therefrom. Furthermore, it is not able to determine the impact, if any, that this lawsuit could have on its financial statements, its main executives or its Board of Directors. The accompanying consolidated financial statements as of December 31, 2004 and 2003 do not include any adjustment or any provision that could be required as a result of this legal dispute.

b. National Banking and Securities Commission-

On January 25, 2005, the National Banking and Securities Commission (NBSC) required the Company, for purposes of exercising its constitutional right to due process of law, to represent any arguments available to the Company under the law, which relate to the public disclosures made relative to the transactions carried out between Unefon, Nortel, and Codisco in 2003, described in note 8. In conformity with that official communication, once the administrative-law proceeding is examined before the NBSC and, if applicable, jurisdictional defenses, the maximum penalty that could be imposed on the Company would be to pay a fine that would be determined in accordance with legal provisions.

On February 8, 2005, the Company filed its answer. Due to the premature nature of the proceeding, Company Management can not determine the possible contingencies or liabilities that this proceeding could entail for the Company.

c. Minority stockholders-

In addition to the matter discussed in paragraphs a) and b) above, certain minority stockholders have filed three putative class actions with a United States Federal Court against the Company and Messrs. Ricardo B. Salinas Pliego, Pedro Padilla Longorio, Luis J. Echarte Fernandez, and Carlos Hesles Flores, claiming violations of certain securities exchange laws of the United States of America. At the issue date of these consolidated financial statements, neither the Company nor the individuals referred to above have been notified and, therefore, the term to answer the lawsuit has not started yet. At the issue date of these consolidated financial statements, the amount claimed has not been quantified and insofar as these actions are still in an initial stage, neither the results thereof nor the economic consequences, if any, that the foregoing could have for the Company can be determined.

d. Echostar-

In June 2002, Echostar filed a lawsuit against the Company in a United States District Court, claiming that the Company is in breach of the exclusivity provisions of the contract it has entered into with the Company, insofar as the Programming of Azteca America (which contains part of the programming of Azteca 13) is rebroadcasted by certain affiliate stations of Azteca International in local cable systems or other satellite systems. Echostar seeks

TV Azteca, S. A. de C. V. and Subsidiary Companies (Subsidiary of Azteca Holdings, S. A. de C. V.)	39

to obtain a preliminary or permanent injunction which, among other things, would prevent TV Azteca from directly or indirectly distributing any part of the Programming of Azteca 13 to cable and satellite operators (other than Echostar) in the United States. However, the court denied Echostar’s petition on April 23, 2003. In December 2002, the Company filed an answer, denying the arguments of the lawsuit filed by Echostar. The Company also filed counterclaims which set forth that if the Court should find that the interpretation of the contract by Echostar is correct, then the contract should be rescinded due to a unilateral error that relates to the understanding of the significant terms of that contract, or due to the fact that there had been no agreement relating to the significant terms thereof.

The lawsuit continues with no resolution handed down thereon, and Company Management can not make any determinations on the result of this lawsuit.

If an resolution were handed down against the Company on the Echostar trial, this could have an adverse effect on the Company’s capacity to supply affiliate stations of Azteca International and cable operators with programming of Azteca America containing programming of Azteca 13 and, therefore, its capacity to expand Azteca America in the United States prior to the expiration of this contract (March 17, 2005). An adverse resolution in this lawsuit could also subject the Company to paying damages for the loss of subscribers incurred by Echostar.

e. Other legal actions and complaints-

The Company and its subsidiaries are party to various legal actions and complaints during the normal course of its operations. Management considers that none of these lawsuits against the Company, whether on an individual or consolidated basis, will have a significant adverse effect on its business or financial position.

20 New accounting principles:

a) Derivative financial instruments and hedging transactions.

In February 2004, the Instituto Mexicano de Contadores Publicos, A. C. issued Bulletin C-10, “Derivative Financial Instruments and Hedging Transactions”. Application of this Bulletin is mandatory for financial statements starting on January 1, 2005. Earlier application is encouraged. Bulletin C-10, among other things, sets forth the characteristics that a financial instrument should have to be considered as a derivative, the accounting treatment of hedging transactions, the conditions that a derivative should have in order to be designated as a hedging instrument, as well as the rules for recognition and valuation applicable to derivative financial instruments and hedging transactions involving derivatives.

At the issue date of these financial statements, the Company did not enter into derivative financial instrument transactions.

b) Business acquisitions-

In May 2004, the Instituto Mexicano de Contadores Publicos, A. C. issued Bulletin B-7, “Business acquisitions”. Its application is mandatory for financial statements starting on January 1, 2005. Early application is encouraged. This bulletin provides updated rules for the accounting treatment of business acquisitions and investments in associated entities, highlighted by the adoption of the purchase method as the only valuation rule for these purposes, as well as the elimination of goodwill amortization. Goodwill is subject to impairment rules, and complemented by the treatment of intangible assets recognized in a business acquisition.

In conformity with the evaluations performed, adopting this regulation is not expected to generate significant effects.

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21 New Board for issuing accounting principles:

The Mexican Board for Research and Development of Financial Information Standards (CINIF) is an independent agency in its patrimony and operation, organized by leading entities of the public and private sectors in 2002, with the following objectives:

•	Develop transparent, objective, reliable financial information standards related to the performance of economic and governmental entities that are useful to issuers and users of financial information.

•	Carry out processes encompassing the research, technical research, issue, and dissemination of financial information standards that result in comparable, transparent financial information at an international level.

•	Integrate local accounting standards successfully with globally accepted financial reporting standards.

Effective June 1, 2004, the CINIF replaces the Accounting Principles Board of the Mexican Institute of Public Accountants in this significant function.

At the issue date of these financial statements, the CINIF has issued an exposure draft of some Financial Information Standards (FIS) concerning the conceptual framework on which the FIS will be based on in replacing Accounting Principles Generally Accepted in Mexico, issued by the Accounting Principles Board.

22 Changes in tax provisions, effective January 1, 2005:

Effective January 1, 2005, different significant reforms were made to the Income Tax Law, Value Added Tax Law, and Tax on Assets Law. The main reforms are discussed below:

A gradual reduction of the corporate income tax rate from 33% in effect for 2004, as follows: the applicable rate will be 30% for 2005, 29% for 2006, and 28% effective 2007.

The deduction of interest derived from debts with legal entities is limited when related party loans are involved and such loans exceed stockholders’ equity in a 3 to 1 proportion, as defined by the Law itself. The five years subsequent to 2004 can be used for reducing this effect.

Holding and wholly-owned companies that consolidate their taxable income for income tax purposes may consolidate their income on 100% of daily equity participation shares, thereby substituting the 60% applicable for fiscal 2004.

New rules for crediting value added tax are determined pursuant to the proportion of income on which this tax is paid relative to total income, even income not subject to this law.

The main effect of asset tax for fiscal years subsequent to 2004 contemplates including debts with the financial system and foreign resident suppliers, in the amount of the liabilities reduced from the value of assets, the base used for the determination of this tax.

These tax reforms are expected not to generate any significant effects for the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: July 15, 2005

	By:	/s/ Othón Frías Calderón
	Name:	Othón Frías
	Title:	Attorney-in-fact